UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEP 18 2009

Washington, DC
121

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Churchill Downs Incorporated
Exact name of registrant as specified in charter

0000020212
Registrant CIK Number

Current Report on Form 8-K Dated September 23, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-01469
SEC file number, if available

S-______ ______________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______ ______________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_x_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, 20 09.

Churchill Downs Incorporated
(Registrant)

By: Rebecca C. Reed
(Name)

Secretary
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM SE GENERAL INSTRUCTIONS

1. Rules as to Use of Form SE

A. Electronic filers must use this form to submit any paper format exhibit under the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that the submission of such exhibit in paper is permitted under Rule 201, 202, or 311 of Regulation S-T (§§ 232.201, 232.202, or 232.311 of this chapter).

B. Electronic filers are subject to Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual. We direct your attention to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and the electronic filing rules and regulations under these Acts.

2. Preparation of Form SE.

Submit in paper format four complete copies of both the Form SE and the exhibit filed under cover of the Form SE.

3. Filing of Form SE.

A. If you are filing the exhibit under a temporary hardship exemption, submit the exhibit and a Form TH (§§239.65, 249.447, 259.604, 269.10, and 274.404 of this chapter) under cover of this Form SE no later than one business day after the date on which the exhibit was to have been filed electronically. See Rule 201 of Regulation S-T (§232.201 of this chapter).

B. If you are filing the exhibit under a continuing hardship exemption under Rule 202 of Regulation S-T (§232.202 of this chapter), or as allowed by Rule 311 of Regulation S-T (§232.311 of this chapter), you may file the exhibit in paper under cover of Form SE up to six business days before or on the date of filing of the electronic format document to which it relates; you may not file the exhibit after the filing date of the electronic document to which it relates. Exhibits filed under a continuing hardship exemption must include the legend required by Rule 202(c) (§232.202(c) of this chapter). If you submit the paper exhibit in this manner, you will have satisfied any requirements that you file the exhibit with, provide the document with, or have the document accompany the electronic filing. This instruction does not affect any requirement that you deliver or furnish the information in the exhibit to persons other than the
Commission.

C. Identify the exhibit being filed. Attach to the Form SE the paper format exhibit and an exhibit index if required by Item 601 of Regulation S-K of this chapter.

4. Signatures.

A. Submit one copy signed by each person on whose behalf you are submitting the form or by that person's authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), file with the form the evidence of the authority of the representative to sign on behalf of such person, except that you may incorporate by reference a power of attorney for this purpose that is already on file with the Commission.

B. Signatures may be in typed form rather than manual format.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T THIS EXHIBIT I TO THE AMENDED AND RESTATED CREDIT AGREEMENT AMONG CHURCHILL DOWNS INCORPORATED, THE GUARANTORS PARTY THERETO, THE LENDERS PARTY THERETO AND JPMORGAN CHASE BANK, N.A., AS AGENT AND COLLATERAL AGENT, WITH PNC BANK, NATIONAL ASSOCIATION, AS SYNDICATION AGENT, AND NATIONAL CITY BANK OF KENTUCKY, AS DOCUMENTATION AGENT, DATED SEPTEMBER 23, 2005 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

EXHIBIT I

FORMS OF MORTGAGES AND DEEDS OF TRUST

Attached

MULTIPLE INDEBTEDNESS MORTGAGE AND SECURITY AGREEMENT BY	*	**STATE OF LOUISIANA**
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.	*	**PARISH OF** Orleans
IN FAVOR OF	*	
BANK ONE, N.A.	*	

2004-52644 08 15 PARISH OF ORLEANS

FILED-CUSTODIAN OF

BE IT KNOWN, that on this 14th day of October, 2004, before the undersigned Notary Public, duly commissioned and qualified in and for the County and Commonwealth aforesaid, and in the presence of the two undersigned competent witnesses, personally came and appeared:

> **CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.,** a Louisiana limited liabilty company, whose taxpayer identification number is 20-1652867 and whose principal place of business is located at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organization Identification Number of 35781921K ("Mortgagor"), appearing herein by and through its undersigned representative, duly authorized to appear herein in accordance with those certain resolutions adopted by the unanimous written consent of all of its managers, a signed original of which is annexed hereto and is made a part hereof as Annex I,

who, being duly sworn, did declare and acknowledge that:

THIS MULTIPLE INDEBTEDNESS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made by Mortgagor in favor of **BANK ONE, NA**, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto; made a part hereof together with the improvements now or hereafter erected thereon.

B. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Collateral Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further

amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

C. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, LLC, created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition."

D. Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") have granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower has also issued, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3,

2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14th, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") that were entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreements and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003 and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors (including Mortgagor) to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the servitudes, easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the

same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

This Mortgage secures the prompt payment and performance of the Obligations Secured, whether presently existing, now arising or incurred hereafter, whether or not such Obligations Secured are of the same type or character, up to a maximum amount outstanding at any time from time to time of $500,000,000. Mortgagor and Mortgagee acknowledge and agree that this Mortgage may secure obligations that have been or will be borrowed, repaid and reborrowed from time to time, one or more times, and that this Mortgage shall be effective as to all future

advances, as of the date of execution and recordation hereof as authorized by Article 3298 of the Louisiana Civil Code.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31. 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines,

penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not

appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to

be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of

its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements. The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence,

franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured

and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 <u>Demand Obligation</u>.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of

enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms

of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole

determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. Additional Rights and Obligations

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 35781921K.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any

present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor, to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly

waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10. LOUISIANA PROVISIONS

10.1 Louisiana Remedies.

(a) Confession of Judgment. For purposes of Louisiana executory process procedures, Mortgagor hereby acknowledges the Obligations Secured and does hereby confess judgment and acknowledge to be indebted unto and in favor of the Mortgagee for the full amount of the Obligations Secured, in principal, interest, costs, expenses and attorneys' fees, up to the said maximum aggregate amount as set forth hereinabove. Mortgagor agrees that upon the occurrence of any Event of Default, or at any time thereafter, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be seized and sold, whether in term of court or in vacation, under executory or ordinary process, at Mortgagee's sole option, without

appraisement, appraisement being hereby expressly waived, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived as an entirety or in parcels as Mortgagee may determine, to the highest bidder for cash, and otherwise exercise the rights, powers and remedies afforded herein and under applicable Louisiana law. Any and all declarations of fact made by authentic act before a Notary Public in the presence of two witnesses by a person declaring that such facts lie within his knowledge shall constitute authentic evidence of such facts for the purpose of executory process. Mortgagor specifically agrees that such an affidavit by a representative of Mortgagee as to the existence, amount, terms and maturity of the obligations and of any Event of Default thereunder shall constitute authentic evidence of such facts for purpose of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable. Mortgagor hereby waives in favor of Mortgagee: (a) the benefit of appraisement as provided in Louisiana Code of Civil Procedure Articles 2332, 2336, 2723 and 2724, and all other laws conferring the same; (b) the demand and three days' delay accorded by Louisiana Code of Civil Procedure Articles 2639 and 2721; (c) the three days' delay provided by Louisiana Code of Civil Procedure Articles 2331 and 2722; and (d) the benefit of the other provisions of Louisiana Code of Civil Procedure Articles 2331, 2722 and 2723 and all other articles not specifically mentioned above. In the event the Mortgaged Property or any part thereof is seized as an incident to an action for the recognition or enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias, or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property Mortgagee or any person, firm, entity, or corporation designated by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136-9:5140.2 and Mortgagee shall be entitled to all the rights and benefits afforded thereunder as the same may be amended. It is hereby agreed that the keeper shall be entitled to receive as compensation, in excess of its costs and expenses incurred in the administration or preservation of the Mortgaged Property, an amount equal to one percent of the gross revenues and other amounts received by the keeper, payable on a monthly basis, which compensation shall also be secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Upon the occurrence of an Event of Default hereunder, then the assignment of Leases and Rents granted in this Mortgage shall automatically become absolute as provided in La. R.S. 9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Securedor to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all Rents and any other proceeds and/or payments arising under or in any way accruing under the Leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Securedas provided herein.

(b) Public or Private Sale of Mortgaged Property. To the extent that any of the Mortgaged Property is then in Mortgagee's possession, Mortgagee shall have full power to sell, lease, transfer, or otherwise deal with the Mortgaged Property or proceeds thereof in its own name or that of Mortgagor. Mortgagee may sell the Mortgaged Property at public auction or

private sale. Unless the Mortgaged Property threatens to decline speedily in value or is of a type customarily sold on a recognized market, Mortgagee will give Mortgagor reasonable notice of the time after which any private sale or any other intended disposition of the Mortgaged Property is to be made. All expenses relating to the disposition of the Mortgaged Property, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Mortgaged Property, shall become a part of the Obligations Secured hereby and shall be payable on demand, with interest at the rate specified in the Loan Documents (including any applicable default rate or post maturity rate) from date of expenditure until repaid. Mortgagor agrees that any such sale shall be conclusively deemed to be conducted in a commercially reasonable manner if it is made consistent with the standard of similar sales of Mortgaged Property by commercial banks in Louisiana.

(c) Collect Revenues, Apply Accounts. Mortgagee shall have the right, at its sole option and election, to directly collect and receive all proceeds and/or payments arising under or in any way accruing from the Mortgaged Property, as such amounts become due and payable. In order to permit the foregoing, Mortgagor unconditionally agrees to deliver to Mortgagee, within five (5) business days of Mortgagee's demand therefor, any and all of Mortgagor's records, ledger sheets, and other documentation, in the form requested by Mortgagee, with regard to the Mortgaged Property and any and all proceeds and/or payments applicable thereto. Mortgagee shall have the further right within Mortgagee's sole discretion, to file suit, either in Mortgagee's own name or in the name of Mortgagor, to collect any and all proceeds and payments that may then and/or in the future be due and owing under this Mortgage, and if as a result of such it is necessary for Mortgagee to attempt to collect any such proceeds and/or payments from the obligors therefor, Mortgagee may compromise, settle, extend, or renew for any period (whether or not longer than the original period) any obligation or indebtedness thereunder or evidenced thereby, or surrender, release, or exchange all or any part of said obligation or indebtedness, without affecting the liability of Mortgagor under this Mortgage or under the Obligations. To that end, Mortgagor hereby irrevocably constitutes and appoints Mortgagee as its attorney-in-fact, coupled with an interest and with full power of substitution, to take any and all such actions and any and all other actions permitted hereby, either in the name of Mortgagor or Mortgagee.

10.2 Keeper.

Mortgagee is hereby designated and named as the keeper and receiver, without bond, of the Mortgaged Property, reserving to Mortgagee the right to name at the time any seizure is effected an agent as keeper and receiver, without bond, all in accordance with Louisiana Revised Statutes 9:5136, et seq. If the Mortgaged Property or any part thereof is seized as an incident to any action for the recognition or the enforcement of this Mortgage, whether by executory process, writ of fieri facias, sequestration, or otherwise, the court issuing the order under which the seizure is to be effected shall, if such order is petitioned for by the Mortgagee, direct the sheriff or other officer making the seizure to appoint as keeper and receiver of the Mortgaged Property such person as the Mortgagor has designated as herein provided. The designation of a keeper and receiver of the Mortgaged Property in accordance with the provisions of Louisiana Revised

Statutes 9:5136, et seq. is for the benefit of Mortgagee, but such designation shall not be deemed to require the Mortgagee to provoke the appointment of any such keeper or receiver. The keeper and receiver shall perform its duties in accordance with the provisions of Louisiana Revised Statutes 9:5136, et seq.

10.3 Principles of Construction.

In the event of any inconsistency between the terms and provisions of this Section 10 (the "Louisiana Specific Provisions")and the other sections of this Mortgage, the terms and provisions of the Louisiana Specific Provisions shall govern and control.

10.4 Assignment of Property Leases and Rents.

In order to secure the Obligations Secured up to the maximum aggregate amount of $500,000,000, Mortgagor does hereby collaterally assign to Mortgagee, all Mortgagor's right, title and interest in all current and future Leases and Rents, it being intended by Mortgagor, that, to the fullest extent permitted by Louisiana Revised Statutes 9:4401, et. seq., this assignment constitutes a conditional or Mortgaged Property assignment and shall become absolute upon the occurrence of an Event of Default, and shall become operative as to the debtors under the Leases upon written notice to such debtors that the assignment has become absolute.

10.5 Declaration of Fact.

Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable.

10.6 Attorneys' Fee.

In case the Obligations Secured should be placed in the hands of an attorney at law for collection, compromise or other action, or to institute legal proceedings to recover the amount thereof or any part thereof, in principal or interest, or to protect the interests of Mortgagee, Mortgagor agrees to pay Mortgagee's reasonable attorneys' fees in the amount of one percent (1%) of the principal and interest then due, and costs.

10.7 Execution of Additional Documents and Reinscription.

Mortgagor, upon request from Mortgagee, shall execute all additional documents, instruments and agreements that Mortgagee may deem to be reasonably necessary and proper, within its sole discretion, in form and substance satisfactory to Mortgagee, to keep this Mortgage or the Loan Documents in effect, to better reflect the true intent of this Mortgage, and to

consummate fully all of the transactions contemplated hereby and by any of the Loan Documents, and Mortgagor shall take all actions deemed necessary or desirable by Mortgagee to reinscribe this Mortgage. Failure of Mortgagor to do so shall constitute an Event of Default under this Mortgage. Mortgagor hereby irrevocably appoints Mortgagee as its lawful attorney-in-fact for the specific purpose of reinscribing this Mortgage, from time to time in the public records of any parish in the State of Louisiana; nothing, however, shall require Mortgagee to reinscribe this Mortgage and the failure of Mortgagee to reinscribe shall not be grounds for any cause of action either by Mortgagor or by any subsequent holder(s) of the Loans

10.8 Business Purpose.

Mortgagor represents that the Loan Documents evidence indebtedness incurred for a business or commercial purpose.

10.9 Pact de Non Alienando; Alienation.

Mortgagor acknowledges and agrees Mortgagor is herein and hereby bound and obligated not to sell or alienate all or any portion of the Mortgaged Property to the prejudice of this act, except as permitted under and in accordance with the Loan Documents. The Mortgaged Property is to remain so specially mortgaged, affected and hypothecated unto and in favor of Mortgagee and in favor of any and all future holder or holders of the Loan Documents until the full and final payment of all indebtedness secured hereby, and Mortgagor is herein and hereby bound and obligated not to sell, alienate, mortgage or encumber the Mortgaged Property, or any part thereof, to the prejudice of this act, and not to permit or suffer the same to be so sold, alienated, deteriorated or encumbered, except as permitted under and in accordance with the Loan Documents.

10.10 Interruption of Prescription.

Each and every payment of principal and/or interest as set forth in the Loan Documents shall constitute an interruption of prescription.

10.11 Ad Valorem Taxes.

Mortgagor represents and warrants that all taxes of any and every kind, including, but not limited to, ad valorem taxes, due in connection with the Mortgaged Property through and including those due and payable for tax year 2004 have been paid in full.

10.12 Louisiana Certificates; Notary Public.

Mortgagor and Mortgagee hereby waive the procurement and production of mortgage, conveyance, tax research and any and all other certificates and researches required by law, and hereby relieve and release the undersigned Notary Public, from any and all liability and responsibility in connection therewith.

10.13 Multiple Indebtedness Mortgage.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana Civil Code for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations may be requested or extended.

10.14 Louisiana Terms.

(a) Any and all references to the UCC or the Uniform Commercial Code (and words of similar input) shall also refer to and include the Louisiana Commercial Laws, Louisiana Revised Statutes 10:1-101, et seq., and any and all provisions thereof corresponding to the Uniform Commercial Code;

(b) Any and all references to a "receiver" shall also mean, refer to and include a "keeper" under Louisiana Revised Statutes 9:5136, et seq.;

(c) Any and all references to "real property" shall also mean, refer to and include "immovable property" and the component parts thereof, and any and all references to "personal property" shall also mean, refer to and include "movable property", in each case as such terms are used in the Louisiana Civil Code;

(d) Any and all references to "tangible" shall mean, refer to and include "corporeal" and any and all references to "intangible" shall mean, refer to and include "incorporeal", in each case as such terms are used in the Louisiana Civil Code;

(e) The term "fee estate" will mean "full ownership interest" as that term is used in the Louisiana Civil Code;

(f) The term "condemnation" will include "expropriation" as that term is used in Louisiana law;

(g) The term "easement" will mean "servitude and advantages" as that term is used in the Louisiana Civil Code;

(h) The term "building" will include "other constructions" as that term is used in the Louisiana Civil Code;

(i) The term "lien" or "Lien" will also mean a privilege, mortgage, security interest, assignment, or other encumbrance;

(j) Any and all references to county shall also mean, refer to and include parish;

(k) Any and all references to joint and several liability shall also mean, include and refer to joint, several and solidary liability;

(l) The phrase "executory process" is hereby substituted for the phrase "power of sale" wherever that phrase appears in this Mortgage;

(m) The term "trustee" as used throughout this Mortgage is hereby deemed to include the term "keeper.";

(n) The term "fixture" as used throughout this Mortgage shall also mean, include and refer to "component part" as that term is used in the Louisiana Civil Code; and

(o) The terms "marketable" and "indefeasible" shall also mean, include and refer to "merchantable".

<u>10.15</u> <u>Mortgaged Property</u>.

The Mortgaged Property is hereby deemed to include both real (immovable) and personal (movable) property and all other rights and interests, whether tangible (corporeal) or intangible (incorporeal) in nature, of Mortgagor in the Mortgaged Property.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

9

THUS DONE AND PASSED in the place and on the day and in the month and year hereinabove first written, in multiple originals, in the presence of the undersigned two competent witnesses who hereunto signed their names with Mortgagor and me, Notary, after due reading of the whole.

WITNESSES:

Print Name: Gleanora R. Smith

Print Name: MYRNA MONTIVILLE

MORTGAGOR:

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company

By: ______________________

Name: Randall L Soth

Title: President & G.M.

[Corporate Seal]

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

Bar Roll # 21121

Notary Public in and for the State of Louisiana
My Commission is for Life

ANNEX I

[Attach signed original of Mortgagor's authorizing resolutions]

Parcel 2: 3100 Belfort Avenue

That certain piece or portion of ground, together with all the buildings and improvements thereon, and all of the rights, ways, privileges, servitudes, appurtenances and advantages thereunto belonging or in anywise appertaining, situated in the THIRD DISTRICT of this City, in SQUARE NO.3, bounded by Gerson Avenue, Crete Road, Fairgrounds, and the rear line of the tract of the park Heights or Harry S. Gerson Subdivision, designated by the letters "A" and "B" on a sketch of survey by John S. Pearce, Deputy City Surveyor, dated July 7, 1927 (a blueprint thereof being attached to and forming part of an act before F.D. Charbonnet, Jr., N.P., on June 6, 1928) according to which survey Lot "A" forms the corner of Crete Road and Gerson Avenue and measures 55'2"1" front on Gerson Avenue, 71'4"2"' in depth and front on Crete Road, 66'8" in depth of the sideline of Lot "B"; and 29'8"6"' in depth on th rear line. Lot "B" adjoins Lot "A" and measures 32' front on Gerson Avenue, 32' on the rear line and 66'8" in depth between equal and parallel lines.

All as more fully shown on survey made by F.G. Stewart, Surveyor, dated August 14, 1962, and according to which Gerson Avenue is now shown as Belfort Avenue and Crete Road is now shown as Crete Street.

Also as shown on survey of BFM Corporation dated September 30, 2002.

Improvements thereon bear Municipal No. 3100 Belfort Avenue.

LOULibrary 0000LU2.0514036 400130v.1

EXHIBIT A

Legal Description

1751 Gentilly Road

A CERTAIN PIECE OR PORTION OF GROUND, Together with all the buildings and improvements thereon and all the rights, ways privileges, servitudes, advantages, and appurtenances thereunto belonging or in anywise appertaining, situated in the State of Louisiana, Parish of Orleans, City of New Orleans, Third District, designates as the **FAIRGROUNDS TRACT**, which is bounded by Gentilly Road, Fortin Street, Crete Street (side), White Street (side), Sauvage Street (side), Lopez Street (side), Mystery Street (side), Verna Street, Leda Street, DeSaix Place Subdivision, Trafalgar (formerly Nelson) Street, N. Rendon Street (side), Derby Place, Castiglione (formerly Henry) Street, Belfort (formerly Gerson) Avenue, Romulus Street (side).

The perimeter of the aforesaid Fairgrounds Tract is more fully described as follows:

COMMENCE at the intersection of the northerly right-of-way line of Fortin Street and the westerly right-of-way line of Gentilly Road;

THENCE, turn and go along the aforesaid westerly right-of-way line, N 11°48'20" E a distance of 66.75 feet to the **POINT OF BEGINNING;**

THENCE, turn and go N 87°00'00" W a distance of 150.14 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 65.47 feet to a point on the northerly right-of-way line of Fortin Street;

THENCE, turn and go along the aforesaid northerly right-of-way line, N 87° 00'00" W a distance of 1238.50 feet to a point;

THENCE, turn and go N 03°00'00" E a distance of 55.21 feet to a point;

THENCE, turn and go N 87°00'00" W a distance of 20.00 feet to a point;

THENCE, turn and go N 03°00'00" E a distance of 87.60 feet to a point;

THENCE, turn and go N 87°00'00" W a distance of 90.00 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 142.81 feet to a point on the northerly right-of-way line of Fortin Street;

THENCE, turn and go along the aforesaid northerly right-of-way line, N 87°00'00" W a distance of 478.33 feet to a point;

THENCE, turn and go N 03°00'00" E a distance of 142.81 feet to a point;

THENCE, turn and go N 87°00'00" W a distance of 63.94 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 142.81 feet to a point on the northerly right-of-way line of Fortin Street;

THENCE, turn and go along the aforesaid northerly right-of-way line, N 87°00'00" W a distance of 524.59 feet to a point;

THENCE, turn and go N 18°21'47" E a distance of 414.59 feet to a point;

THENCE, turn and go N 71 °32'13" W a distance of 97.52 feet to a point on the easterly right-of-way line of Verna Street;

THENCE, turn and go along the aforesaid easterly right-of-way line, N 18°31'09" E a distance of 419.51 feet to a point on the northerly right-of-way line of St. Vincent Street;

THENCE, turn and go along the aforesaid northerly right-of-way line, N 71°26'35" W a total distance of 402.93 feet to a point;

THENCE, turn and go N 18°33'25" E a distance of 1628.16 feet to a point on the southerly line of DeSaix Place Subdivision;

THENCE, turn and go along the aforesaid southerly line, S 86°08'42" E a distance of 415.19 feet to a point;

THENCE, turn and go S 18°31'09" W a distance of 229.81 feet to a point;

THENCE, turn and go S 30°59'45" E a distance of 65.83 feet to a point on the southerly right-of-way line of Trafalgar (formerly Nelson) Street;

THENCE, turn and go along the aforesaid southerly right-of-way line, S 87°00'00" E a distance of 90.11 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 162.00 feet to a point;

THENCE, turn and go N 87°00'00" W a distance of 106.76 feet to a point;

THENCE, turn and go S 03 °00'00" W a distance of 226.00 feet to a point on the southerly right-of-way line of Castiglione (formerly Henry) Street;

THENCE, turn and go along the aforesaid southerly right-of-way line, S 87°00'00" E a distance of 424.43 feet to a point on the westerly right-of-way line of North Lopez Street;

THENCE, turn and go along the aforesaid westerly right-of-way line, S 03°00'00" W a distance of 100.00 feet to a point;

THENCE, turn and go N 87°00'00" W a distance of 30.00 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 150.00 feet to a point on the southerly right-of-way line of Belfort (formerly Gerson) Avenue;

THENCE, turn and go along the aforesaid southerly right-of-way line, S 87°00'00" E a distance of 1297.37 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 100.00 feet to a point;

THENCE, turn and go S 87°00'00" E a distance of 42.63 feet to a point;

THENCE, turn and go N 03°00'00" E a distance of 100.00 feet to a point on the southerly right-of-way line of Belfort (formerly Gerson) Avenue;

THENCE, turn and go along the aforesaid southerly right-of-way line, S 87°00'00" E a distance of 211.00 feet to a point;

THENCE, turn and go S 03°00'00" W a distance of 66.67 feet to a point;

THENCE, turn and go along S 87°00'00" E a distance of 64.39 feet to a point on the westerly right-of-way line of Crete Street;

THENCE, turn and go along the aforesaid westerly right-of-way line, S 23°53'43" W a distance of 35.68 feet to a point;

THENCE, turn and go S 18°01'10" W a distance of 29.50 feet to a point;

THENCE, turn and go S 06°01'14" W a distance of 329.98 feet to a point;

THENCE, turn and go S 77°01'51" E a distance of 205.20 feet to a point on the westerly right-of-way line of Gentilly Road;

THENCE, turn and go along the aforesaid westerly right-of-way line, S 11°48'20" W (Plan), S 11°48'05" W (Measured) a distance of 1038.87 feet (Plan), 1039.60 feet (Measured) to the **POINT OF BEGINNING**

The above described portion of ground contains a Total Perimeter Area of 4,745,964.67 square feet or 108.952 acres. All in accordance with a plan of survey by John S. Teegarden, Registered Professional Land Surveyor, dated October 8, 2004. Drawing No. M-421-2004/Proj. No. 4237.

File No. M421.001

TOGETHER WITH:

A CERTAIN PORTION OF GROUND, together with all the buildings and improvements thereon and all the rights, ways, privileges, servitudes, advantages, and appurtenances thereunto belonging or in anywise appertaining, situated in the State of Louisiana, Parish of Orleans, City of New Orleans in that part designated as **A PORTION OF GROUND BOUNDED BY N SALCEDO ST., BELFORT AVE., CASTIGLIONE ST., CRETE ST. (SIDE)** and is more fully described as follows:

BEGIN at the intersection of the Easterly right-of-way line of North Salcedo Street and the Southerly right-of-way line of Castiglione Street;

THENCE, S 87°00'00" E a distance of 330.00 feet to a point;

THENCE, S 03°00'00" W a distance of 200.00 feet to a point on the Northerly right-of-way line of Belfort Avenue (formerly Gerson);

THENCE, along the aforesaid right-of-way line N 87°00'00" W a distance of 300.00 feet to a point on the East right-of-way line of North Salcedo Street;

THENCE, along the aforesaid right-of-way line N 03°00'00" E a distance of 100.00 feet to a point;

THENCE, N 87°00'00" W a distance of 30.00 feet to a point;

THENCE, N 03°00'00" E a distance of 100.00 feet to the **POINT OF BEGINNING.**

The above described portion of ground contains **63,017** square feet or **1.45** acres. All in accordance with a plan of survey by John S. Teegarden, Registered Professional Land Surveyor, dated October 8, 2004. Drawing No. M-421-2004/Proj. No. 4237.

File No. M421.003

TOGETHER WITH:

A CERTAIN PORTION OF GROUND, together with all the buildings and improvements thereon and all the rights, ways, privileges, servitudes, advantages, and appurtenances thereunto belonging or in anywise appertaining, situated in the State of Louisiana, Parish of Orleans, City of New Orleans in that part designated as **A PORTION OF GROUND BOUNDED BY N. LOPEZ ST., N SALCEDO ST., BELFORT AVE., CASTIGLIONE ST.**, and is more fully described as follows:

BEGIN at the intersection of the Easterly right-of-way line of North Lopez Street and the Southerly right-of-way line of Castiglione Street (Formerly Henry);

THENCE, S 87°00'00" E a distance of 60.00 feet to a point;

THENCE, S 03°00'00" W a distance of 100.00 feet to a point;

THENCE, N 87°00'00" W a distance of 60.00 feet to a point;

THENCE, N 03°00'00" E a distance of 100.00 feet to the **POINT OF BEGINNING.**

The above described portion of ground contains **6,000** square feet or **0.138** acres. All in accordance with a plan of survey by John S. Teegarden, Registered Professional Land Surveyor, dated October, 2004. Drawing No. M-421-2004/Proj. No. 4237.

File No. M421.002

LESS AND EXCEPT:

COMMENCE at the intersection of the Northerly right-of-way line of St. Vincent Street and the Easterly right-of-way line of Verna Street;

THENCE, N 18°31'09" E a distance of 45.23 feet to a point;

THENCE, N 71°26'35" W a distance of 51.52 feet to the **POINT OF BEGINNING;**

THENCE, N 71°26'35" W a distance of 117.22 feet to a point;

THENCE, N 19°02'30" E a distance of 308.14 feet to a point;

THENCE, S 71°26'35" E a distance of 113.87 feet to a point;

THENCE, S 18°25'07" W a distance of 308.11 feet to the **POINT OF BEGINNING.**

The above described portion of ground contains **35,601** square feet or **0.820** acres and being known as the Roussel Barn. All in accordance with a plan of survey by John S. Teegarden, Registered Professional Land Surveyor, dated October 1, 2004. Drawing No. M-421-2004/Proj. No. 4237.

LOULibrary 401778v.2

250165

MULTIPLE INDEBTEDNESS MORTGAGE AND SECURITY AGREEMENT BY	*	**STATE OF LOUISIANA**
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C. IN FAVOR OF BANK ONE, N.A.	*	**PARISH OF** Orleans

FILED FOR RECORD 2004 OCT 15 AM 11:28 CLERK OF COURT PARISH OF ST. JOHN THE BAPTIST, LA.

BE IT KNOWN, that on this 14th day of October, 2004, before the undersigned Notary Public, duly commissioned and qualified in and for the County and Commonwealth aforesaid, and in the presence of the two undersigned competent witnesses, personally came and appeared:

> **CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.**, a Louisiana limited liabilty company, whose taxpayer identification number is 20-1652867 and whose principal place of business is located at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organization Identification Number of 35781921K ("Mortgagor"), appearing herein by and through its undersigned representative, duly authorized to appear herein in accordance with those certain resolutions adopted by the unanimous written consent of all of its managers, a signed original of which is annexed hereto and is made a part hereof as Annex I,

who, being duly sworn, did declare and acknowledge that:

THIS MULTIPLE INDEBTEDNESS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made by Mortgagor in favor of **BANK ONE, NA**, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto; made a part hereof together with the improvements now or hereafter erected thereon.

B. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Collateral Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further

amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

C. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, LLC, created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition."

D. Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") have granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower has also issued, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3,

2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14th, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") that were entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreements and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003 and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors (including Mortgagor) to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the servitudes, easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the

same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

This Mortgage secures the prompt payment and performance of the Obligations Secured, whether presently existing, now arising or incurred hereafter, whether or not such Obligations Secured are of the same type or character, up to a maximum amount outstanding at any time from time to time of $500,000,000. Mortgagor and Mortgagee acknowledge and agree that this Mortgage may secure obligations that have been or will be borrowed, repaid and reborrowed from time to time, one or more times, and that this Mortgage shall be effective as to all future

advances, as of the date of execution and recordation hereof as authorized by Article 3298 of the Louisiana Civil Code.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31. 2010.

1. Representations and Warranties

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines,

penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not

appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to

be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of

its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements. The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 <u>No Other Financing or Liens</u>.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 <u>Sale of Mortgaged Property, Etc.</u>

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 <u>Maintenance of Existence</u>.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence,

franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured

and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of

enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms

of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. Environmental Matters

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole

determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 35781921K.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any

present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor, to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is ___ MARCH 31, 2008

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly

waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10. LOUISIANA PROVISIONS

10.1 Louisiana Remedies.

(a) Confession of Judgment. For purposes of Louisiana executory process procedures, Mortgagor hereby acknowledges the Obligations Secured and does hereby confess judgment and acknowledge to be indebted unto and in favor of the Mortgagee for the full amount of the Obligations Secured, in principal, interest, costs, expenses and attorneys' fees, up to the said maximum aggregate amount as set forth hereinabove. Mortgagor agrees that upon the occurrence of any Event of Default, or at any time thereafter, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be seized and sold, whether in term of court or in vacation, under executory or ordinary process, at Mortgagee's sole option, without

appraisement, appraisement being hereby expressly waived, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived as an entirety or in parcels as Mortgagee may determine, to the highest bidder for cash, and otherwise exercise the rights, powers and remedies afforded herein and under applicable Louisiana law. Any and all declarations of fact made by authentic act before a Notary Public in the presence of two witnesses by a person declaring that such facts lie within his knowledge shall constitute authentic evidence of such facts for the purpose of executory process. Mortgagor specifically agrees that such an affidavit by a representative of Mortgagee as to the existence, amount, terms and maturity of the obligations and of any Event of Default thereunder shall constitute authentic evidence of such facts for purpose of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable. Mortgagor hereby waives in favor of Mortgagee: (a) the benefit of appraisement as provided in Louisiana Code of Civil Procedure Articles 2332, 2336, 2723 and 2724, and all other laws conferring the same; (b) the demand and three days' delay accorded by Louisiana Code of Civil Procedure Articles 2639 and 2721; (c) the three days' delay provided by Louisiana Code of Civil Procedure Articles 2331 and 2722; and (d) the benefit of the other provisions of Louisiana Code of Civil Procedure Articles 2331, 2722 and 2723 and all other articles not specifically mentioned above. In the event the Mortgaged Property or any part thereof is seized as an incident to an action for the recognition or enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias, or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property Mortgagee or any person, firm, entity, or corporation designated by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136-9:5140.2 and Mortgagee shall be entitled to all the rights and benefits afforded thereunder as the same may be amended. It is hereby agreed that the keeper shall be entitled to receive as compensation, in excess of its costs and expenses incurred in the administration or preservation of the Mortgaged Property, an amount equal to one percent of the gross revenues and other amounts received by the keeper, payable on a monthly basis, which compensation shall also be secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Upon the occurrence of an Event of Default hereunder, then the assignment of Leases and Rents granted in this Mortgage shall automatically become absolute as provided in La. R.S. 9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Securedor to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all Rents and any other proceeds and/or payments arising under or in any way accruing under the Leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Securedas provided herein.

(b) Public or Private Sale of Mortgaged Property. To the extent that any of the Mortgaged Property is then in Mortgagee's possession, Mortgagee shall have full power to sell, lease, transfer, or otherwise deal with the Mortgaged Property or proceeds thereof in its own name or that of Mortgagor. Mortgagee may sell the Mortgaged Property at public auction or

private sale. Unless the Mortgaged Property threatens to decline speedily in value or is of a type customarily sold on a recognized market, Mortgagee will give Mortgagor reasonable notice of the time after which any private sale or any other intended disposition of the Mortgaged Property is to be made. All expenses relating to the disposition of the Mortgaged Property, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Mortgaged Property, shall become a part of the Obligations Secured hereby and shall be payable on demand, with interest at the rate specified in the Loan Documents (including any applicable default rate or post maturity rate) from date of expenditure until repaid. Mortgagor agrees that any such sale shall be conclusively deemed to be conducted in a commercially reasonable manner if it is made consistent with the standard of similar sales of Mortgaged Property by commercial banks in Louisiana.

(c) Collect Revenues, Apply Accounts. Mortgagee shall have the right, at its sole option and election, to directly collect and receive all proceeds and/or payments arising under or in any way accruing from the Mortgaged Property, as such amounts become due and payable. In order to permit the foregoing, Mortgagor unconditionally agrees to deliver to Mortgagee, within five (5) business days of Mortgagee's demand therefor, any and all of Mortgagor's records, ledger sheets, and other documentation, in the form requested by Mortgagee, with regard to the Mortgaged Property and any and all proceeds and/or payments applicable thereto. Mortgagee shall have the further right within Mortgagee's sole discretion, to file suit, either in Mortgagee's own name or in the name of Mortgagor, to collect any and all proceeds and payments that may then and/or in the future be due and owing under this Mortgage, and if as a result of such it is necessary for Mortgagee to attempt to collect any such proceeds and/or payments from the obligors therefor, Mortgagee may compromise, settle, extend, or renew for any period (whether or not longer than the original period) any obligation or indebtedness thereunder or evidenced thereby, or surrender, release, or exchange all or any part of said obligation or indebtedness, without affecting the liability of Mortgagor under this Mortgage or under the Obligations. To that end, Mortgagor hereby irrevocably constitutes and appoints Mortgagee as its attorney-in-fact, coupled with an interest and with full power of substitution, to take any and all such actions and any and all other actions permitted hereby, either in the name of Mortgagor or Mortgagee.

10.2 Keeper.

Mortgagee is hereby designated and named as the keeper and receiver, without bond, of the Mortgaged Property, reserving to Mortgagee the right to name at the time any seizure is effected an agent as keeper and receiver, without bond, all in accordance with Louisiana Revised Statutes 9:5136, et seq. If the Mortgaged Property or any part thereof is seized as an incident to any action for the recognition or the enforcement of this Mortgage, whether by executory process, writ of fieri facias, sequestration, or otherwise, the court issuing the order under which the seizure is to be effected shall, if such order is petitioned for by the Mortgagee, direct the sheriff or other officer making the seizure to appoint as keeper and receiver of the Mortgaged Property such person as the Mortgagor has designated as herein provided. The designation of a keeper and receiver of the Mortgaged Property in accordance with the provisions of Louisiana Revised

Statutes 9:5136, et seq. is for the benefit of Mortgagee, but such designation shall not be deemed to require the Mortgagee to provoke the appointment of any such keeper or receiver. The keeper and receiver shall perform its duties in accordance with the provisions of Louisiana Revised Statutes 9:5136, et seq.

10.3 Principles of Construction.

In the event of any inconsistency between the terms and provisions of this Section 10 (the "Louisiana Specific Provisions")and the other sections of this Mortgage, the terms and provisions of the Louisiana Specific Provisions shall govern and control.

10.4 Assignment of Property Leases and Rents.

In order to secure the Obligations Secured up to the maximum aggregate amount of $500,000,000, Mortgagor does hereby collaterally assign to Mortgagee, all Mortgagor's right, title and interest in all current and future Leases and Rents, it being intended by Mortgagor, that, to the fullest extent permitted by Louisiana Revised Statutes 9:4401, et. seq., this assignment constitutes a conditional or Mortgaged Property assignment and shall become absolute upon the occurrence of an Event of Default, and shall become operative as to the debtors under the Leases upon written notice to such debtors that the assignment has become absolute.

10.5 Declaration of Fact.

Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable.

10.6 Attorneys' Fee.

In case the Obligations Secured should be placed in the hands of an attorney at law for collection, compromise or other action, or to institute legal proceedings to recover the amount thereof or any part thereof, in principal or interest, or to protect the interests of Mortgagee, Mortgagor agrees to pay Mortgagee's reasonable attorneys' fees in the amount of one percent (1%) of the principal and interest then due, and costs.

10.7 Execution of Additional Documents and Reinscription.

Mortgagor, upon request from Mortgagee, shall execute all additional documents, instruments and agreements that Mortgagee may deem to be reasonably necessary and proper, within its sole discretion, in form and substance satisfactory to Mortgagee, to keep this Mortgage or the Loan Documents in effect, to better reflect the true intent of this Mortgage, and to

consummate fully all of the transactions contemplated hereby and by any of the Loan Documents, and Mortgagor shall take all actions deemed necessary or desirable by Mortgagee to reinscribe this Mortgage. Failure of Mortgagor to do so shall constitute an Event of Default under this Mortgage. Mortgagor hereby irrevocably appoints Mortgagee as its lawful attorney-in-fact for the specific purpose of reinscribing this Mortgage, from time to time in the public records of any parish in the State of Louisiana; nothing, however, shall require Mortgagee to reinscribe this Mortgage and the failure of Mortgagee to reinscribe shall not be grounds for any cause of action either by Mortgagor or by any subsequent holder(s) of the Loans

10.8 Business Purpose.

Mortgagor represents that the Loan Documents evidence indebtedness incurred for a business or commercial purpose.

10.9 Pact de Non Alienando; Alienation.

Mortgagor acknowledges and agrees Mortgagor is herein and hereby bound and obligated not to sell or alienate all or any portion of the Mortgaged Property to the prejudice of this act, except as permitted under and in accordance with the Loan Documents. The Mortgaged Property is to remain so specially mortgaged, affected and hypothecated unto and in favor of Mortgagee and in favor of any and all future holder or holders of the Loan Documents until the full and final payment of all indebtedness secured hereby, and Mortgagor is herein and hereby bound and obligated not to sell, alienate, mortgage or encumber the Mortgaged Property, or any part thereof, to the prejudice of this act, and not to permit or suffer the same to be so sold, alienated, deteriorated or encumbered, except as permitted under and in accordance with the Loan Documents.

10.10 Interruption of Prescription.

Each and every payment of principal and/or interest as set forth in the Loan Documents shall constitute an interruption of prescription.

10.11 Ad Valorem Taxes.

Mortgagor represents and warrants that all taxes of any and every kind, including, but not limited to, ad valorem taxes, due in connection with the Mortgaged Property through and including those due and payable for tax year 2004 have been paid in full.

10.12 Louisiana Certificates; Notary Public.

Mortgagor and Mortgagee hereby waive the procurement and production of mortgage, conveyance, tax research and any and all other certificates and researches required by law, and hereby relieve and release the undersigned Notary Public, from any and all liability and responsibility in connection therewith.

10.13 Multiple Indebtedness Mortgage.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana Civil Code for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations may be requested or extended.

10.14 Louisiana Terms.

(a) Any and all references to the UCC or the Uniform Commercial Code (and words of similar input) shall also refer to and include the Louisiana Commercial Laws, Louisiana Revised Statutes 10:1-101, et seq., and any and all provisions thereof corresponding to the Uniform Commercial Code;

(b) Any and all references to a "receiver" shall also mean, refer to and include a "keeper" under Louisiana Revised Statutes 9:5136, et seq.;

(c) Any and all references to "real property" shall also mean, refer to and include "immovable property" and the component parts thereof, and any and all references to "personal property" shall also mean, refer to and include "movable property", in each case as such terms are used in the Louisiana Civil Code;

(d) Any and all references to "tangible" shall mean, refer to and include "corporeal" and any and all references to "intangible" shall mean, refer to and include "incorporeal", in each case as such terms are used in the Louisiana Civil Code;

(e) The term "fee estate" will mean "full ownership interest" as that term is used in the Louisiana Civil Code;

(f) The term "condemnation" will include "expropriation" as that term is used in Louisiana law;

(g) The term "easement" will mean "servitude and advantages" as that term is used in the Louisiana Civil Code;

(h) The term "building" will include "other constructions" as that term is used in the Louisiana Civil Code;

(i) The term "lien" or "Lien" will also mean a privilege, mortgage, security interest, assignment, or other encumbrance;

(j) Any and all references to county shall also mean, refer to and include parish;

(k) Any and all references to joint and several liability shall also mean, include and refer to joint, several and solidary liability;

(l) The phrase "executory process" is hereby substituted for the phrase "power of sale" wherever that phrase appears in this Mortgage;

(m) The term "trustee" as used throughout this Mortgage is hereby deemed to include the term "keeper.";

(n) The term "fixture" as used throughout this Mortgage shall also mean, include and refer to "component part" as that term is used in the Louisiana Civil Code; and

(o) The terms "marketable" and "indefeasible" shall also mean, include and refer to "merchantable".

10.15 Mortgaged Property.

The Mortgaged Property is hereby deemed to include both real (immovable) and personal (movable) property and all other rights and interests, whether tangible (corporeal) or intangible (incorporeal) in nature, of Mortgagor in the Mortgaged Property.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THUS DONE AND PASSED in the place and on the day and in the month and year hereinabove first written, in multiple originals, in the presence of the undersigned two competent witnesses who hereunto signed their names with Mortgagor and me, Notary, after due reading of the whole.

WITNESSES:

Print Name: Eleanora R. Smith

Print Name: MYRNA MONTIVILLE

MORTGAGOR:

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company

By:
Name: RANDALL E SOTH
Title: PRESIDENT & G.M.

[Corporate Seal]

Bar Roll # 21121
Notary Public in and for the State of Louisiana
My Commission is for Life

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

EXHIBIT A

That certain piece or portion of ground, together with all the buildings and improvements thereon, and all of the rights, ways, privileges, servitudes, appurtenances, and advantages thereunto belonging or in anywise appertaining, situated in the Parish of St. John the Baptist, State of Louisiana, in accordance with a plan by Stephen P. Flynn, P.L.S. entitled Survey and Administrative resubdivision of Lots 1 & B, Block B, LaPlace Business Park into Lots herein described as Lots B! and B2, LaPlace Business Park, situated in Sections 38, T-11-S, R-7-E, LaPlace, St. John the Baptist Parish, dated May 11, 2000.

Said parcel being more fully described as follows:

BEGINNING AT A POINT, said point being the intersection of the northerly right of way line of U.S. Highway 61, (Airline Highway) and the westerly right of way line of Bert Street.

Thence N 77 degrees 05'19"W, a distance of 347.18 feet to a point;

Thence N 23 degrees 20'00"W, a distance of 558.74 feet to a point;

Thence S 23 degrees 20'00"E, a distance of 345.00 feet to a point;

Thence N 66 degrees 40'00"E, a distance of 269.50 feet to a point;

Tehnce S 23 degrees 20'00"E, a distance of 419.24 feet to a point;

TO THE POINT OF BEGINNING.

Containing 91,084 square feet.

LOULibrary 0000LU2.0514036 400133v.2

C

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10461983 MORTGAGE BOOK 4208 PAGE 907

MULTIPLE INDEBTEDNESS MORTGAGE	*	**STATE OF LOUISIANA**
AND	*	**PARISH OF** Orleans
SECURITY AGREEMENT	*	
BY	*	
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.	*	
IN FAVOR OF	*	
BANK ONE, N.A.	*	

BE IT KNOWN, that on this 14th day of October, 2004, before the undersigned Notary Public, duly commissioned and qualified in and for the County and Commonwealth aforesaid, and in the presence of the two undersigned competent witnesses, personally came and appeared:

> **CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.**, a Louisiana limited liabilty company, whose taxpayer identification number is 20-1652867 and whose principal place of business is located at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organization Identification Number of 35781921K ("Mortgagor"), appearing herein by and through its undersigned representative, duly authorized to appear herein in accordance with those certain resolutions adopted by the unanimous written consent of all of its managers, a signed original of which is annexed hereto and is made a part hereof as Annex I,

who, being duly sworn, did declare and acknowledge that:

THIS MULTIPLE INDEBTEDNESS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made by Mortgagor in favor of **BANK ONE, NA**, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

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10461983 MORTGAGE BOOK 4208 PAGE 907

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto; made a part hereof together with the improvements now or hereafter erected thereon.

B. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Collateral Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further

amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

C. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, LLC, created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition."

D. Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") have granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower has also issued, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3,

2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14th, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") that were entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreements and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003 and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors (including Mortgagor) to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the servitudes, easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the

same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

This Mortgage secures the prompt payment and performance of the Obligations Secured, whether presently existing, now arising or incurred hereafter, whether or not such Obligations Secured are of the same type or character, up to a maximum amount outstanding at any time from time to time of $500,000,000. Mortgagor and Mortgagee acknowledge and agree that this Mortgage may secure obligations that have been or will be borrowed, repaid and reborrowed from time to time, one or more times, and that this Mortgage shall be effective as to all future

advances, as of the date of execution and recordation hereof as authorized by Article 3298 of the Louisiana Civil Code.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31. 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines,

penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not

appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to

be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of

its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements. The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence,

franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured

and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of

enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms

of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole

determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 35781921K.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any

present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor, to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is ___ MARCH 31, 2008

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly

waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10. LOUISIANA PROVISIONS

10.1 Louisiana Remedies.

(a) Confession of Judgment. For purposes of Louisiana executory process procedures, Mortgagor hereby acknowledges the Obligations Secured and does hereby confess judgment and acknowledge to be indebted unto and in favor of the Mortgagee for the full amount of the Obligations Secured, in principal, interest, costs, expenses and attorneys' fees, up to the said maximum aggregate amount as set forth hereinabove. Mortgagor agrees that upon the occurrence of any Event of Default, or at any time thereafter, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be seized and sold, whether in term of court or in vacation, under executory or ordinary process, at Mortgagee's sole option, without

appraisement, appraisement being hereby expressly waived, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived as an entirety or in parcels as Mortgagee may determine, to the highest bidder for cash, and otherwise exercise the rights, powers and remedies afforded herein and under applicable Louisiana law. Any and all declarations of fact made by authentic act before a Notary Public in the presence of two witnesses by a person declaring that such facts lie within his knowledge shall constitute authentic evidence of such facts for the purpose of executory process. Mortgagor specifically agrees that such an affidavit by a representative of Mortgagee as to the existence, amount, terms and maturity of the obligations and of any Event of Default thereunder shall constitute authentic evidence of such facts for purpose of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable. Mortgagor hereby waives in favor of Mortgagee: (a) the benefit of appraisement as provided in Louisiana Code of Civil Procedure Articles 2332, 2336, 2723 and 2724, and all other laws conferring the same; (b) the demand and three days' delay accorded by Louisiana Code of Civil Procedure Articles 2639 and 2721; (c) the three days' delay provided by Louisiana Code of Civil Procedure Articles 2331 and 2722; and (d) the benefit of the other provisions of Louisiana Code of Civil Procedure Articles 2331, 2722 and 2723 and all other articles not specifically mentioned above. In the event the Mortgaged Property or any part thereof is seized as an incident to an action for the recognition or enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias, or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property Mortgagee or any person, firm, entity, or corporation designated by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136-9:5140.2 and Mortgagee shall be entitled to all the rights and benefits afforded thereunder as the same may be amended. It is hereby agreed that the keeper shall be entitled to receive as compensation, in excess of its costs and expenses incurred in the administration or preservation of the Mortgaged Property, an amount equal to one percent of the gross revenues and other amounts received by the keeper, payable on a monthly basis, which compensation shall also be secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Upon the occurrence of an Event of Default hereunder, then the assignment of Leases and Rents granted in this Mortgage shall automatically become absolute as provided in La. R.S. 9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Securedor to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all Rents and any other proceeds and/or payments arising under or in any way accruing under the Leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Securedas provided herein.

(b) <u>Public or Private Sale of Mortgaged Property</u>. To the extent that any of the Mortgaged Property is then in Mortgagee's possession, Mortgagee shall have full power to sell, lease, transfer, or otherwise deal with the Mortgaged Property or proceeds thereof in its own name or that of Mortgagor. Mortgagee may sell the Mortgaged Property at public auction or

private sale. Unless the Mortgaged Property threatens to decline speedily in value or is of a type customarily sold on a recognized market, Mortgagee will give Mortgagor reasonable notice of the time after which any private sale or any other intended disposition of the Mortgaged Property is to be made. All expenses relating to the disposition of the Mortgaged Property, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Mortgaged Property, shall become a part of the Obligations Secured hereby and shall be payable on demand, with interest at the rate specified in the Loan Documents (including any applicable default rate or post maturity rate) from date of expenditure until repaid. Mortgagor agrees that any such sale shall be conclusively deemed to be conducted in a commercially reasonable manner if it is made consistent with the standard of similar sales of Mortgaged Property by commercial banks in Louisiana.

(c) Collect Revenues, Apply Accounts. Mortgagee shall have the right, at its sole option and election, to directly collect and receive all proceeds and/or payments arising under or in any way accruing from the Mortgaged Property, as such amounts become due and payable. In order to permit the foregoing, Mortgagor unconditionally agrees to deliver to Mortgagee, within five (5) business days of Mortgagee's demand therefor, any and all of Mortgagor's records, ledger sheets, and other documentation, in the form requested by Mortgagee, with regard to the Mortgaged Property and any and all proceeds and/or payments applicable thereto. Mortgagee shall have the further right within Mortgagee's sole discretion, to file suit, either in Mortgagee's own name or in the name of Mortgagor, to collect any and all proceeds and payments that may then and/or in the future be due and owing under this Mortgage, and if as a result of such it is necessary for Mortgagee to attempt to collect any such proceeds and/or payments from the obligors therefor, Mortgagee may compromise, settle, extend, or renew for any period (whether or not longer than the original period) any obligation or indebtedness thereunder or evidenced thereby, or surrender, release, or exchange all or any part of said obligation or indebtedness, without affecting the liability of Mortgagor under this Mortgage or under the Obligations. To that end, Mortgagor hereby irrevocably constitutes and appoints Mortgagee as its attorney-in-fact, coupled with an interest and with full power of substitution, to take any and all such actions and any and all other actions permitted hereby, either in the name of Mortgagor or Mortgagee.

10.2 Keeper.

Mortgagee is hereby designated and named as the keeper and receiver, without bond, of the Mortgaged Property, reserving to Mortgagee the right to name at the time any seizure is effected an agent as keeper and receiver, without bond, all in accordance with Louisiana Revised Statutes 9:5136, et seq. If the Mortgaged Property or any part thereof is seized as an incident to any action for the recognition or the enforcement of this Mortgage, whether by executory process, writ of fieri facias, sequestration, or otherwise, the court issuing the order under which the seizure is to be effected shall, if such order is petitioned for by the Mortgagee, direct the sheriff or other officer making the seizure to appoint as keeper and receiver of the Mortgaged Property such person as the Mortgagor has designated as herein provided. The designation of a keeper and receiver of the Mortgaged Property in accordance with the provisions of Louisiana Revised

Statutes 9:5136, et seq. is for the benefit of Mortgagee, but such designation shall not be deemed to require the Mortgagee to provoke the appointment of any such keeper or receiver. The keeper and receiver shall perform its duties in accordance with the provisions of Louisiana Revised Statutes 9:5136, et seq.

10.3 Principles of Construction.

In the event of any inconsistency between the terms and provisions of this Section 10 (the "Louisiana Specific Provisions")and the other sections of this Mortgage, the terms and provisions of the Louisiana Specific Provisions shall govern and control.

10.4 Assignment of Property Leases and Rents.

In order to secure the Obligations Secured up to the maximum aggregate amount of $500,000,000, Mortgagor does hereby collaterally assign to Mortgagee, all Mortgagor's right, title and interest in all current and future Leases and Rents, it being intended by Mortgagor, that, to the fullest extent permitted by Louisiana Revised Statutes 9:4401, et. seq., this assignment constitutes a conditional or Mortgaged Property assignment and shall become absolute upon the occurrence of an Event of Default, and shall become operative as to the debtors under the Leases upon written notice to such debtors that the assignment has become absolute.

10.5 Declaration of Fact.

Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-629, where applicable.

10.6 Attorneys' Fee.

In case the Obligations Secured should be placed in the hands of an attorney at law for collection, compromise or other action, or to institute legal proceedings to recover the amount thereof or any part thereof, in principal or interest, or to protect the interests of Mortgagee, Mortgagor agrees to pay Mortgagee's reasonable attorneys' fees in the amount of one percent (1%) of the principal and interest then due, and costs.

10.7 Execution of Additional Documents and Reinscription.

Mortgagor, upon request from Mortgagee, shall execute all additional documents, instruments and agreements that Mortgagee may deem to be reasonably necessary and proper, within its sole discretion, in form and substance satisfactory to Mortgagee, to keep this Mortgage or the Loan Documents in effect, to better reflect the true intent of this Mortgage, and to

consummate fully all of the transactions contemplated hereby and by any of the Loan Documents, and Mortgagor shall take all actions deemed necessary or desirable by Mortgagee to reinscribe this Mortgage. Failure of Mortgagor to do so shall constitute an Event of Default under this Mortgage. Mortgagor hereby irrevocably appoints Mortgagee as its lawful attorney-in-fact for the specific purpose of reinscribing this Mortgage, from time to time in the public records of any parish in the State of Louisiana; nothing, however, shall require Mortgagee to reinscribe this Mortgage and the failure of Mortgagee to reinscribe shall not be grounds for any cause of action either by Mortgagor or by any subsequent holder(s) of the Loans

10.8 Business Purpose.

Mortgagor represents that the Loan Documents evidence indebtedness incurred for a business or commercial purpose.

10.9 Pact de Non Alienando; Alienation.

Mortgagor acknowledges and agrees Mortgagor is herein and hereby bound and obligated not to sell or alienate all or any portion of the Mortgaged Property to the prejudice of this act, except as permitted under and in accordance with the Loan Documents. The Mortgaged Property is to remain so specially mortgaged, affected and hypothecated unto and in favor of Mortgagee and in favor of any and all future holder or holders of the Loan Documents until the full and final payment of all indebtedness secured hereby, and Mortgagor is herein and hereby bound and obligated not to sell, alienate, mortgage or encumber the Mortgaged Property, or any part thereof, to the prejudice of this act, and not to permit or suffer the same to be so sold, alienated, deteriorated or encumbered, except as permitted under and in accordance with the Loan Documents.

10.10 Interruption of Prescription.

Each and every payment of principal and/or interest as set forth in the Loan Documents shall constitute an interruption of prescription.

10.11 Ad Valorem Taxes.

Mortgagor represents and warrants that all taxes of any and every kind, including, but not limited to, ad valorem taxes, due in connection with the Mortgaged Property through and including those due and payable for tax year 2004 have been paid in full.

10.12 Louisiana Certificates; Notary Public.

Mortgagor and Mortgagee hereby waive the procurement and production of mortgage, conveyance, tax research and any and all other certificates and researches required by law, and hereby relieve and release the undersigned Notary Public, from any and all liability and responsibility in connection therewith.

10.13 Multiple Indebtedness Mortgage.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana Civil Code for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations may be requested or extended.

10.14 Louisiana Terms.

(a) Any and all references to the UCC or the Uniform Commercial Code (and words of similar input) shall also refer to and include the Louisiana Commercial Laws, Louisiana Revised Statutes 10:1-101, et seq., and any and all provisions thereof corresponding to the Uniform Commercial Code;

(b) Any and all references to a "receiver" shall also mean, refer to and include a "keeper" under Louisiana Revised Statutes 9:5136, et seq.;

(c) Any and all references to "real property" shall also mean, refer to and include "immovable property" and the component parts thereof, and any and all references to "personal property" shall also mean, refer to and include "movable property", in each case as such terms are used in the Louisiana Civil Code;

(d) Any and all references to "tangible" shall mean, refer to and include "corporeal" and any and all references to "intangible" shall mean, refer to and include "incorporeal", in each case as such terms are used in the Louisiana Civil Code;

(e) The term "fee estate" will mean "full ownership interest" as that term is used in the Louisiana Civil Code;

(f) The term "condemnation" will include "expropriation" as that term is used in Louisiana law;

(g) The term "easement" will mean "servitude and advantages" as that term is used in the Louisiana Civil Code;

(h) The term "building" will include "other constructions" as that term is used in the Louisiana Civil Code;

(i) The term "lien" or "Lien" will also mean a privilege, mortgage, security interest, assignment, or other encumbrance;

(j) Any and all references to county shall also mean, refer to and include parish;

(k) Any and all references to joint and several liability shall also mean, include and refer to joint, several and solidary liability;

(l) The phrase "executory process" is hereby substituted for the phrase "power of sale" wherever that phrase appears in this Mortgage;

(m) The term "trustee" as used throughout this Mortgage is hereby deemed to include the term "keeper.";

(n) The term "fixture" as used throughout this Mortgage shall also mean, include and refer to "component part" as that term is used in the Louisiana Civil Code; and

(o) The terms "marketable" and "indefeasible" shall also mean, include and refer to "merchantable".

10.15 Mortgaged Property.

The Mortgaged Property is hereby deemed to include both real (immovable) and personal (movable) property and all other rights and interests, whether tangible (corporeal) or intangible (incorporeal) in nature, of Mortgagor in the Mortgaged Property.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[redacted]

THUS DONE AND PASSED in the place and on the day and in the month and year hereinabove first written, in multiple originals, in the presence of the undersigned two competent witnesses who hereunto signed their names with Mortgagor and me, Notary, after due reading of the whole.

WITNESSES:

a

Print Name: Eleanor R. Smith

Print Name: MYRNA MONTVILLE

MORTGAGOR:

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., Louisiana limited liability company

By:

Name: RANDALL E. SOTT

Title: PRESIDENT & G.M.

[Corporate Seal]

Bar Roll # 21121

Notary Public in and for the State of Louisiana

My Commission is for Life

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

EXHIBIT A

That certain piece or portion of ground, together with all the buildings and improvements thereon, and all of the rights, ways, privileges, servitudes, appurtenances and advantages thereunto belonging or in anywise appertaining, situated in the Parish of Jefferson, City of Kenner, State of Louisiana, in that part known as HIGHWAY PARK SUBDIVISION, designated as PARCEL D4-A8-A, bounded by Sunset Court and Joe Yenni Boulevard (formerly Sunset Boulevard) and is more fully described as follows:

BEGIN at the intersection of the northerly right of way line of Joe Yenni Boulevard and the westerly right of way line of the eastern leg of Sunset Court;

Thence go along the aforesaid northerly right of way line North 86 degrees 16 minutes 12 seconds West, a distance of 302.50 feet to a point marked by a ½" iron rod (found);

Thence North 03 degrees 43 minutes 48 seconds East, a distance of 192.24 feet to a point;

Thence North 86 degrees 16 minutes 12 seconds West, a distance of 326.91 feet to a point marked by a ½" iron rod (found);

Thence along a curve to the right, in a northerly direction, with a radius of 250.00 feet, having an arc length of 375.45 feet, along a chord bearing North 50 degrees 42 minutes 24 seconds East a distance of 341.15 feet to a point of tangent, said point is marked by a ½" iron rod (set);

Thence South 86 degrees 16 minutes 12 seconds East, a distance of 155.00 feet to a point, marked by ½" iron rod (set);

Thence along a curve to the right, in a southerly direction, with a radius of 250.00 feet, having an arc length of 375.45 feet, along a chord bearing South 43 degrees 14 minutes 48 seconds East a distance of 341.15 feet to a point of tangent, said point is marked by a ½" iron rod (set);

Thence along a curve to the right, in a southerly direction, with a radius of 250.00 feet, having an arc length of 17.25 feet, along a chord bearing South 01 degrees 45 minutes 12 seconds West a distance of 17.25 feet to a point of tangent, said point is marked by a ½" iron rod (set);

Thence South 03 degrees 43 minutes 48 seconds West, a distance of 150.00 feet to a point, marked by a ½" iron rod (set);

Thence along a curve to the right, in a southerly direction, with a radius of 25.00 feet, having an arc length of 39.27 feet, along a chord bearing South 48 degrees 43 minutes 48 seconds West a distance of 35.36 feet to a point of tangent, said point is marked by a ½" iron rod (set) being the Point of Beginning.

The above described portion of ground contains 4.326 acres. All in accordance with a plan of resubdivision by W. J. Muller, Registered Professional Land Surveyor, dated October 12, 1998, Drawing No. B-3232-1998. Also as in accordance with survey by Dading, Marques & Associates, Inc., dated August 30, 2000, Job No. 008952.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

.'D.

This instrument prepared by
and when recorded return to:
Scott A. Weinberg
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

10/15/2004 11:35:23 AM JEFF PAR 1046001 gc $387.00
10461985 MORTGAGE BOOK 4208 PAGE 908

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

October 14, 2004

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C. as MORTGAGOR

BANK ONE, NA, as Agent MORTGAGEE

PROPERTIES: OTB—WESTSIDE SHOPPING CENTER SOUTH, GRETNA, LOUISIANA
OTB—5428 CITRUS BOULEVARD, HARAHN, LOUISIANA
OTB—2700 EDENBORN AVENUE, METAIRIE, LOUISIANA
PARKING LOT—HESSMER AVENUE, METAIRIE, LOUISIANA

Property Addresses: Westside Shopping Center South, Gretna, Louisiana
5428 Citrus Boulevard, Harahan, Louisiana
2700 Edenborn Avenue, Metairie, Louisiana
Hessmer Avenue Parking Lot, Metairie, Louisiana

This Mortgage prepared by
and after recording return to:
Scott A. Weinberg, Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE	*	
AND SECURITY AGREEMENT		
	*	UNITED STATES OF AMERICA
By		
	*	STATE OF LOUISIANA
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.		
	*	PARISH OF
IN FAVOR OF		
	*	
BANK ONE, NA,		
AS COLLATERAL AGENT	*	

****

BE IT KNOWN, that on this ____ day of October, 2004, but effective as of October 14, 2004, before me, the undersigned Notary Public duly commissioned and qualified in and for the State of Louisiana, Parish of ________________;

PERSONALLY CAME AND APPEARED:

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, having a mailing address of 700 Central Avenue, Louisville, Kentucky 40208, whose Federal Employer Identification Number is 20-1652867 and whose registration number in its state of incorporation is 35781921K ("Borrower"), whose registered office in Louisiana is located at 1751 Gentilly Boulevard, New Orleans, Louisiana 70119 appearing herein through its undersigned representative, duly authorized pursuant to the resolutions, attached hereto as Exhibit B,

WHO DECLARED AS FOLLOWS:

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 14th day of October, 2004 by (the "Effective Date") LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational

Identification Number of 0598151 ("Mortgagor"), in favor of BANK ONE, NA, a national banking association, headquartered in Chicago, Illinois with an office at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

B. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, LLC, created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition".

C. Mortgagor is the Lessee and the holder of a leasehold estate in and to certain tracts or parcels of land located in Jefferson Parish, Louisiana described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon, under the terms of (i) that certain Lease dated as of July 8, 1988, as amended March 28, 1989, as further amended as of April 26, 1992, as further amended as of May 26, 1998, and as further amended as of May 31, 2002, by and between Westside South Partners as "Lessor" and Mortgagor as "Lessee," an extract of which is recorded as Document No. __________ in the Conveyance Office of Jefferson Parish, Louisiana; (ii) that certain Lease dated October 15, 1999, as amended on November 22, 1999, and as further amended December 20, 2000, by and between Piazza's Seafood World, L.L.C., as "Lessor" and Mortgagor as Lessee, an extract of which is recorded as Document No. _________ in the Conveyance Office of Jefferson Parish, Louisiana; (iii) that certain Lease dated August 1, 1995, as thereafter amended, between Third and Ten, LLC as Lessee, and Mortgagor as Lessee, an extract of which is recorded as Document No. ____________ in the Conveyance Office of Jefferson Parish, Louisiana; and (iv) that certain Lease dated September 25, 2001, between Schully Strawn Investments, LLC, as Lessor, and Mortgagor as Lessee, an extract of which is recorded as Document No. _____________ in the Conveyance Office of Jefferson Parish, Louisiana (collectively, the "Lease(s)"). Pursuant to the 2004B Amendment, Mortgagor has agreed to mortgage its interest in the Leases as collateral for certain Secured Obligations as described below.

D. Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made Revolving Loans to Borrower in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") has granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower also issued, at the time of closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3, 2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreement and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003, and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors to the Term Note Purchasers are secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements and such other documents or instruments executed by Borrower or any Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally or ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents up to a maximum secured amount, in principal, interest, fees and other amounts, not to exceed U.S. $500,000,000) (the "Maximum Amount");

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does HEREBY MORTGAGE, AFFECT AND HYPOTHECATE, all of Mortgagor's estate, right, title and interest, whether now owned or hereafter acquired, whether as lessor, lessee, or otherwise, and whether vested or contingent, in and to all of the following property, rights, interests and estates now owned or hereafter acquired by Mortgagor (collectively, the "Property"), to the fullest extent that the Mortgaged Property is susceptible of mortgage under the Louisiana Civil Code, Louisiana Revised Statutes, and other provisions of Louisiana law, and grant a continuing security interest in favor of Lender, in all of the Mortgaged Property, whether now owned or hereafter acquired, that is susceptible of a security interest under Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq., or any other provisions of Louisiana law, and does further affect, hypothecate, assign, and pledge, and grant a continuing security interest over the present and future Mortgaged Property that is susceptible of assignment under La. R.S. §9:4401, all for the purposes of securing the Obligations Secured up to the Maximum Amount, in accordance with the terms and conditions hereof, the following described property, and all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Leases, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein, if any;

(ii) all of Mortgagor's estate in the premises described in Exhibit A, and all integral or component parts thereof, together with all of the servitudes, easements, rights of way, privileges, liberties, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and constructions and other improvements and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note (defined in the Credit Agreement) all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and, collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's after acquired fee simple interest in the Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Leases.

TO HAVE AND TO HOLD the above interests in the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana civil Code, La. R.S. §9:4401 and other applicable laws for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, up to a maximum secured limit of the Maximum Amount, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations Secured may be requested or extended.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to a leasehold estate in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall be deemed to be a violation of this Section 2.2, if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Leases with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Leases to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.1 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Leases. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Leases. Upon receipt by Mortgagee from the lessor under the Leases of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the Default Rate of interest as defined in Section 2.3(b) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Leases.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Leases, if any, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Lease, nor modify, change, supplement, alter or amend the Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this Mortgage, the Loan Documents, and the Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Lease, that no release or forbearance of any of Mortgagor's obligations under the Lease, pursuant to the Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Lease, shall determine to reject the Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i) Mortgagee demands that Mortgagor assume and assign the Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. INSURANCE, CONDEMNATION AND RESTORATION

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 5 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 5 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagor or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. REMEDIES

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

(e) <u>Louisiana Remedies.</u> In addition to and not in lieu or limitation of its other remedies set out in Article 7 or any other provision of this Mortgage, Collateral Agent, upon and during the continuance of an Event of Default, at its option, may exercise any one or more of the following rights and remedies with respect to any Mortgaged Property located in the State of Louisiana, in addition to any other rights and remedies provided by law:

(i) <u>Acceleration; Foreclosure.</u> Mortgagee shall then have the right to commence appropriate foreclosure proceedings against the Mortgaged Property as provided in this Mortgage, without further demand.

(ii) <u>Seizure and Sale of Property.</u> In the event that Mortgagee elects to commence appropriate Louisiana foreclosure proceedings under this Mortgage, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be immediately seized and sold, whether in term of court or in vacation, under ordinary or executory process, in accordance with applicable Louisiana law, to the highest bidder for cash, with or without appraisement, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived.

(iii) Confession of Judgment; Waivers. For purposes of foreclosure under Louisiana executory process procedures, Mortgagor confesses judgment and acknowledges to be indebted unto and in favor of Mortgagee, up to the full amount of the Obligations Secured, in principal, interest, costs, expenses, and attorneys fees. To the extent permitted under applicable Louisiana law, Mortgagor additionally waives: (a) the benefit of appraisal as provided in Articles 2332, 2336, 2723 and 2724 of the Louisiana Code of Civil Procedure, and all other laws with regard to appraisal upon judicial sale; (b) the demand and three (3) days' delay as provided under Article 2721 of the Louisiana Code of Civil Procedure; (c) the notice of seizure as provided under Articles 2293 and 2721 of the Louisiana Code of Civil Procedure; (d) the three (3) days' delay provided under Articles 2331 and 2722 of the Louisiana Code of Civil Procedure; and (e) all other benefits provided under Articles 2331, 2722 and 2723 of the Louisiana Code of Civil Procedure and all other Articles not specifically mentioned above.

(iv) Declaration of Fact. Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-508, where applicable.

(v) Assignment of Leases. Upon the occurrence of an Event of Default hereunder, then the assignment of leases and rents in this Mortgage shall automatically become absolute as provided in La. R.S. §9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Secured or to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all rents and any other proceeds and/or payments arising under or in any way accruing under the leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Secured as provided herein.

(f) Keeper. In the event the Mortgaged Property, or any part thereof, is seized as an incident to an action for the recognition of enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property, Mortgagee or any agent designated by Mortgagee or any person named by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136 through 5140.2, inclusive, as the same may be amended, and Mortgagee shall be entitled to all the rights and benefits afforded thereunder. It is hereby agreed that the keeper shall be entitled to receive as compensation reasonable fees, at applicable market rates, which shall be included as Secured Obligations secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Any provisions of this Mortgage granting rights or powers to a receiver shall be interpreted to grant the same rights and powers to any keeper.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 5.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect. State laws included within the definition of "Hazardous Material Law" shall include, but not be limited to, the "Louisiana Environmental Quality Act", La. R.S. 30:§§ 2001 *et seq.* and its chapters, including the Louisiana Air Control Law (La. R.S. 30:§§ 2051 - 2064), the Louisiana Water Control Law (La. R.S. 30:§§ 2071 - 2088), the Louisiana Solid Waste Management and Resource Recovery Law (La. R. S. 30:§§ 2151 - 216 1), the Louisiana Hazardous Waste Control Law (La. R.S. 30:§§ 2171 - 2206), the Louisiana Inactive and Abandoned Hazardous Waste Site Law (La. R.S. 30:§§ 2221 - 2226), the Liability for Hazardous Substance Remedial Action Act (La. R.S. 30:§§ 2271 - 2281), the Louisiana Hazardous Material Information Development, Preparedness, and Response Act (La. R.S. 30:§§ 2361 - 2379) and the Louisiana Oil Spill Prevention and Response Act (La. R.S. 30:§§ 2451 - 2496).

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged

Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. Additional Rights and Obligations

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is noted on the first page of this Mortgage.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which

does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally and solidary, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed

by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of indebtedness outstanding and so secured at any one time shall not exceed the Maximum Amount. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10.17 Louisiana Terminology. To the extent that the laws of the State of Louisiana govern any provision of the this Mortgage or any of the other Loan Documents (the "Applicable Documents"), or there is a provision of an Applicable Document related to an asset located in the State of Louisiana or in which a mortgage or other security interest is perfected under the laws of the State of Louisiana (and nothing in this section is intended to derogate from any choice of law provision contained in any Applicable Document), then the following definitions shall apply, unless the context requires otherwise: the terms "real property" and "real estate" shall be deemed to include immovable property; the term "fee estate" shall be deemed to include full ownership; the term "personal property" shall be deemed to include movable property; the term "tangible

property" shall be deemed to include corporeal property; the term "intangible property" shall be deemed to include incorporeal property; the term "easements" shall be deemed to include servitudes; the term "buildings" shall be deemed to include other constructions; the term "lien" shall be deemed to include privileges; the phrase "covenant running with the land" and other words of similar import shall be deemed to include a real right or a recorded lease of immovable property; the term "county" shall be deemed to mean parish; the term "Environmental Law" shall include the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq. as amended and the rules and regulations promulgated thereunder; the term "joint and several liability" shall be deemed to mean solidary liability; the terms "deed in lieu of foreclosure", "conveyance in lieu of foreclosure" and words of similar import shall include a dation en paiement or giving in payment; references to the Uniform Commercial Code shall include Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq.; and references to a "receiver" or words of similar import shall include a keeper appointed pursuant to La. R.S. §§9:5136 et seq.

10.18 NO PARAPH. For purposes of La. R.S. §9:5556 and other applicable law, Mortgagor declares that none of the Obligations Secured secured by this Mortgage have been "paraphed" for identification with this Mortgage.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS DONE AND PASSED in multiple originals, on the ___ day of October, 2004, but effective as of October 14th, 2004, by the undersigned Mortgagor in the presence of the undersigned Notary and the undersigned competent witnesses who hereto sign their names with Mortgagor after reading the whole, but this Mortgage will be effective as of the Effective Date notwithstanding its execution date.

WITNESS:

[signature]
Print Name: Eleanor R. Smith

[signature]
Print Name: MYRNA MONTIVILLE

MORTGAGOR:
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.,
a Louisiana limited liability company

[signature]
By: PRESIDENT RANDALL E SOTH
Title: PRESIDENT & G.M.

[signature]
Notary Public Bar no. 21121
Notary Number:
My Commission Expires: ______________

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

RESOLUTIONS
OF THE
BOARD OF DIRECTORS
OF
FAIR GROUNDS CORPORATION
(hereinafter "Corporation")

* * *

RESOLVED, that the Board, and it does hereby, approve the offer from Churchill to purchase the Corporation's assets other than Excluded Assets for the price and sum of $47 million to be paid at closing on or before October 15, 2004, as set forth in the Global Term Sheet and asset purchase agreement annexed hereto.

RESOLVED FURTHER, that the Board's approval is expressly conditioned on Churchill and the LHBPA reaching agreement on a letter agreement providing for the further obligations of Churchill as the Enabling Transaction Partner or Enabling Transaction Acquirer by not later than midnight on August 31, 2004 and a determination by the Corporation's bankruptcy counsel that such letter agreement does not breach the LHBPA Settlement Agreement.

RESOLVED FURTHER, that Bryan G. Krantz, President of this Corporation, be, and he is hereby authorized, empowered and directed for and on behalf of this Corporation to execute such documents, including acts of sale, assignments and other contracts, and to take such action, all as he, in his sole, absolute and individual discretion, may deem necessary or appropriate to carry out and effectuate the purposes and intents of these resolutions.

CERTIFICATE

I, the undersigned Secretary of Fair Grounds Corporation (the "Corporation"), a Louisiana corporation, do hereby certify that I am the duly elected and qualified Secretary and keeper of the records and minutes of the proceedings of the Corporation, that the above and foregoing is a true and correct copy of resolutions unanimously adopted by the Board of Directors of the Corporation at a meeting duly held on August 31, 2004, and that the foregoing resolutions are still in full force and effect, having been neither rescinded nor modified.

IN WITNESS WHEREOF, I have executed this certificate at Metairie, Louisiana, this 14th day of October, 2004.

DAVID R. SHERMAN, Secretary

H:\Fair Grounds\Corporate\Misc\Certificate - 8-31-2004 meeting resolutions.wpd

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

EXHIBIT "C"



SQ. NO. 1, ELMWOOD BUSINESS PARK
JEFFERSON PARISH, LA.
South Boundary of Sub. Side
WHOLESALERS PKWY. SIDE
E. LAMBERT ST.
CITRUS BLVD.
150'
16.
17.
150'
26-B-2
26-B-3
STATE OF LOUISIANA
JAMES H. COUTURIE
REGISTERED PROFESSIONAL
LAND SURVEYOR
Surveyed in accordance with the Louisiana "Minimum Standards for property boundary surveys" for a class "C" survey.
Made at the request of Piazza's Seafood World, Inc.
Gilbert, Kelly & Couturie, Inc., Surveying & Engineering

Tract (d):

TWO CERTAIN LOTS OF GROUND, together with all the buildings and improvements thereon and all of the rights, ways, privileges, servitudes, appurtenances and advantages thereunto belonging or in any wise appertaining, situated in the PARISH OF JEFFERSON, State of Louisiana, in that part thereof known as ELMWOOD BUSINESS PARK SUBDIVISION, SECTION "O", all in accordance with a plan of survey made by J. J. Krebs & Sons, Inc., C.E. & S., dated February 29, 1984, approved by the Jefferson Parish Council on July 11, 1984, under Ordinance No. 16090, and registered in Plan Book No. 121, folio 34. Said lots are designated and described as follows:

LOTS NOS. 14 AND 15, in SQUARE NO. 1, WHICH SQUARE IS BOUNDED BY Citrus Boulevard, East Lambert Street, Wholesalers Parkway and the sewerage treatment plant (side), adjoin each other and measure as follows:

LOT NO. 15 adjoins Lot No. 16 and measures 85 feet front on East Lambert Street, same width in the rear, by a depth of 150 feet between equal and parallel lines.

LOT NO. 14, adjoins Lot No. 15 and measures 85 feet front on East Lambert Street, same width in the rear, by a depth of 150 feet between equal and parallel lines.

The above described properties have the same boundaries, measurements and designation as set out on a survey of Gilbert, Kelly & Couturie, Inc., Surveyors, dated May 14, 1985.

Being the same property acquired by JEK Seafood International, Inc. (a/k/a/ J.E.K. Seafood International, Inc.), as per act passed before Lynne Fruchtnicht, Notary Public, dated January 19, 1996, registered in COB 2931, folio 891, Jefferson Parish, Louisiana.

Parcel 3:

ONE CERTAIN PORTION OF GROUND, together with all the buildings and improvements thereon and all the rights, ways, privileges, servitudes and appurtenances thereto belonging or in anywise appertaining, situated in the Parish of Jefferson, State of Louisiana, in that part thereof known as 'HESSMER FARMS" bounded by Edenborn Avenue, Veterans Memorial Boulevard, Hessmer Avenue and 37th Street, designated as PLOT NO. 160-A, as per plan of resubdivision by Surveys, Inc., dated December 16, 1974, adopted by the Jefferson Parish Council on February 20, 1975, as Ordinance No. 11937, recorded in COB 831, folio 141, all as more fully shown on a survey made by Gilbert, Kelly and Couturie, Inc., Surveyors, dated October 5, 1979, re-dated April 19, 1984, and according thereto, said portion of ground commences at a distance of 1,051 feet from the intersection of Edenborn Avenue and 37th Street, measures thence 209 feet front on Edenborn Avenue, the same with in the rear, by a depth of 210 feet between equal and parallel lines, bearing Municipal Number 2700 Edenborn Avenue.

Parcel 4: The real property and improvements thereon comprising the parking lot adjacent to the Metairie Finish Line, located at 2700 Edenborn Avenue, Metairie, Louisiana 7002 and under lease from Schully Strawn Investments LLC.

[attach parking lot cross hatch]

EXHIBIT "A"



EDENBORN AVENUE (SIDE)
"Excluded Area"
TIERNEY STREET
PLOT 154
161
INTERSTATE HIGHWAY NO. 10 (SIDE)
HESSMER AVENUE
AREA
PLOTS 161 & 154
HESSMER FARMS
CONSULTANTS, INC.

<u>EXHIBIT B</u>

[insert resolutions]

LOULibrary 0000LU2.0514036 399363v.1

This instrument prepared by
and when recorded return to:
Scott A. Weinberg
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

October 14, 2004

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C. as
MORTGAGOR

BANK ONE, NA, as Agent
MORTGAGEE

PROPERTIES: (1) OTB—BROWN'S VILLAGE SQUARE SHOPPING CENTER, SLIDELL, LOUISIANA
(2) OTB—600 N. HIGHWAY 190, COVINGTON, LOUISIANA

ST. TAMMANY PARISH

Property Address: Brown's Village Square Shopping Center, Slidell, Louisiana
600 N. Highway 190, Covington, Louisiana

This Mortgage prepared by
and after recording return to:
Scott A. Weinberg, Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE	*	
AND SECURITY AGREEMENT		
	*	UNITED STATES OF AMERICA
By		
	*	STATE OF LOUISIANA
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.		
	*	PARISH OF JEFFERSON
IN FAVOR OF		
	*	
BANK ONE, NA,		
AS COLLATERAL AGENT	*	

****

BE IT KNOWN, that on this ____ day of October, 2004, but effective as of October 14, 2004, before me, the undersigned Notary Public duly commissioned and qualified in and for the State of Louisiana, Parish of _______________;

PERSONALLY CAME AND APPEARED:

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, having a mailing address of 700 Central Avenue, Louisville, Kentucky 40208, whose Federal Employer Identification Number is 20-1652867 and whose registration number in its state of incorporation is 35781921K ("Borrower"), whose registered office in Louisiana is located at 1751 Gentilly Boulevard, New Orleans, Louisiana 70119 appearing herein through its undersigned representative, duly authorized pursuant to the resolutions, attached hereto as Exhibit B,

WHO DECLARED AS FOLLOWS:

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 14th day of October, 2004 by (the "Effective Date") CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0598151 ("Mortgagor"), in favor of BANK ONE,

NA, a national banking association, headquartered in Chicago, Illinois with an office at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

B. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, L.L.C., created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition".

C. Mortgagor is the Lessee and the holder of a leasehold estate in and to certain tracts or parcels of land located in St. Tammany Parish, Louisiana described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon, under the terms of (i) that certain Lease dated as of September 1, 1993, as amended by letter agreement dated June 13, 2001 by and between Bruce and Colleen Booth together (as assignee of Federal Deposit Insurance Corporation, Receiver for New Bank of England, N.A.) as "Lessor" and Mortgagor as "Lessee," an extract of which is recorded as Document No. ___________ in the Conveyance Office of St. Tammany Parish, Louisiana; and (ii) that certain Lease dated as of March 1, 1988, between Hollycrest Plaza, Inc. as "Lessor" and Mortgagor as "Lessee," an extract of which is recorded as Document No. __________ in the Conveyance Office of St. Tammany Parish, Louisiana (collectively, the "Lease"). Pursuant to the 2004B Amendment, Mortgagor has agreed to mortgage its interest in the Lease as collateral for certain Secured Obligations as described below.

D. Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made Revolving Loans to Borrower in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") has granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower also issued, at the time of closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3, 2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreement and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003, and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors to the Term Note Purchasers are secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements and such other documents or instruments executed by Borrower or any Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally or ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents up to a maximum secured amount, in principal, interest, fees and other amounts, not to exceed U.S. $500,000,000) (the "Maximum Amount");

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does HEREBY MORTGAGE, AFFECT AND HYPOTHECATE, all of Mortgagor's estate, right, title and interest, whether now owned or hereafter acquired, whether as lessor, lessee, or otherwise, and whether vested or contingent, in and to all of the following property, rights, interests and estates now owned or hereafter acquired by Mortgagor (collectively, the "Property"), to the fullest extent that the Mortgaged Property is susceptible of mortgage under the Louisiana Civil Code, Louisiana Revised Statutes, and other provisions of Louisiana law, and grant a continuing security interest in favor of Lender, in all of the Mortgaged Property, whether now owned or hereafter acquired, that is susceptible of a security interest under Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq., or any other provisions of Louisiana law, and does further affect, hypothecate, assign, and pledge, and grant a continuing security interest over the present and future Mortgaged Property that is susceptible of assignment under La. R.S. §9:4401, all for the purposes of securing the Obligations Secured up to the Maximum Amount, in accordance with the terms and conditions hereof, the following described property, and all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Lease, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein, if any;

(ii) all of Mortgagor's estate in the premises described in Exhibit A, and all integral or component parts thereof, together with all of the servitudes, easements, rights of way, privileges, liberties, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and constructions and other improvements and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note (defined in the Credit Agreement) all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and, collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's after acquired fee simple interest in the Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Lease.

TO HAVE AND TO HOLD the above interests in the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana civil Code, La. R.S. §9:4401 and other applicable laws for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, up to a maximum secured limit of the Maximum Amount, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations Secured may be requested or extended.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. Representations and Warranties

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to a leasehold estate in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall be deemed to be a violation of this Section 2.2, if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.1 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Lease. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Lease. Upon receipt by Mortgagee from the lessor under the Lease of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the Default Rate of interest as defined in Section 2.3(b) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Lease.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Lease, if any, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Lease, nor modify, change, supplement, alter or amend the Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this Mortgage, the Loan Documents, and the Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Lease, that no release or forbearance of any of Mortgagor's obligations under the Lease, pursuant to the Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Lease, shall determine to reject the Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i)

Mortgagee demands that Mortgagor assume and assign the Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. Insurance, Condemnation and Restoration

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 5 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 5 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagor or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. Remedies

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

(e) Louisiana Remedies. In addition to and not in lieu or limitation of its other remedies set out in Article 7 or any other provision of this Mortgage, Collateral Agent, upon and during the continuance of an Event of Default, at its option, may exercise any one or more of the following rights and remedies with respect to any Mortgaged Property located in the State of Louisiana, in addition to any other rights and remedies provided by law:

(i) Acceleration; Foreclosure. Mortgagee shall then have the right to commence appropriate foreclosure proceedings against the Mortgaged Property as provided in this Mortgage, without further demand.

(ii) Seizure and Sale of Property. In the event that Mortgagee elects to commence appropriate Louisiana foreclosure proceedings under this Mortgage, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be immediately seized and sold, whether in term of court or in vacation, under ordinary or executory process, in accordance with applicable Louisiana law, to the highest bidder for cash, with or without appraisement, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived.

(iii) Confession of Judgment; Waivers. For purposes of foreclosure under Louisiana executory process procedures, Mortgagor confesses judgment and acknowledges to be indebted unto and in favor of Mortgagee, up to the full amount of the Obligations Secured, in principal, interest, costs, expenses, and attorneys fees. To the extent permitted under applicable Louisiana law, Mortgagor additionally waives: (a) the benefit of appraisal as provided in Articles 2332, 2336, 2723 and 2724 of the Louisiana Code of Civil Procedure, and all other laws with regard to appraisal upon judicial sale; (b) the demand and three (3) days' delay as provided under Article 2721 of the Louisiana Code of Civil Procedure; (c) the notice of seizure as provided under Articles 2293 and 2721 of the Louisiana Code of Civil Procedure; (d) the three (3) days' delay provided under Articles 2331 and 2722 of the Louisiana Code of Civil Procedure; and (e) all other benefits provided under Articles 2331, 2722 and 2723 of the Louisiana Code of Civil Procedure and all other Articles not specifically mentioned above.

(iv) Declaration of Fact. Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-508, where applicable.

(v) Assignment of Leases. Upon the occurrence of an Event of Default hereunder, then the assignment of leases and rents in this Mortgage shall automatically become absolute as provided in La. R.S. §9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Secured or to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all rents and any other proceeds and/or payments arising under or in any way accruing under the leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Secured as provided herein.

(f) Keeper. In the event the Mortgaged Property, or any part thereof, is seized as an incident to an action for the recognition of enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property, Mortgagee or any agent designated by Mortgagee or any person named by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136 through 5140.2, inclusive, as the same may be amended, and Mortgagee shall be entitled to all the rights and benefits afforded thereunder. It is hereby agreed that the keeper shall be entitled to receive as compensation reasonable fees, at applicable market rates, which shall be included as Secured Obligations secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Any provisions of this Mortgage granting rights or powers to a receiver shall be interpreted to grant the same rights and powers to any keeper.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by

Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 5.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect. State laws included within the definition of "Hazardous Material Law" shall include, but not be limited to, the "Louisiana Environmental Quality Act", La. R.S. 30:§§ 2001 *et seq.* and its chapters, including the Louisiana Air Control Law (La. R.S. 30:§§ 2051 - 2064), the Louisiana Water Control Law (La. R.S. 30:§§ 2071 - 2088), the Louisiana Solid Waste Management and Resource Recovery Law (La. R. S. 30:§§ 2151 - 216 1), the Louisiana Hazardous Waste Control Law (La. R.S. 30:§§ 2171 - 2206), the Louisiana Inactive and Abandoned Hazardous Waste Site Law (La. R.S. 30:§§ 2221 - 2226), the Liability for Hazardous Substance Remedial Action Act (La. R.S. 30:§§ 2271 - 2281), the Louisiana Hazardous Material Information Development, Preparedness, and Response Act (La. R.S. 30:§§ 2361 - 2379) and the Louisiana Oil Spill Prevention and Response Act (La. R.S. 30:§§ 2451 - 2496).

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the

Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. ADDITIONAL RIGHTS AND OBLIGATIONS

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure)

Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is noted on the first page of this Mortgage.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the

Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally and solidary, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed

by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of indebtedness outstanding and so secured at any one time shall not exceed the Maximum Amount. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10.17 Louisiana Terminology. To the extent that the laws of the State of Louisiana govern any provision of the this Mortgage or any of the other Loan Documents (the "Applicable Documents"), or there is a provision of an Applicable Document related to an asset located in the State of Louisiana or in which a mortgage or other security interest is perfected under the laws of the State of Louisiana (and nothing in this section is intended to derogate from any choice of law provision contained in any Applicable Document), then the following definitions shall apply, unless the context requires otherwise: the terms "real property" and "real estate" shall be deemed to include immovable property; the term "fee estate" shall be deemed to include full ownership; the term "personal property" shall be deemed to include movable property; the term "tangible

property" shall be deemed to include corporeal property; the term "intangible property" shall be deemed to include incorporeal property; the term "easements" shall be deemed to include servitudes; the term "buildings" shall be deemed to include other constructions; the term "lien" shall be deemed to include privileges; the phrase "covenant running with the land" and other words of similar import shall be deemed to include a real right or a recorded lease of immovable property; the term "county" shall be deemed to mean parish; the term "Environmental Law" shall include the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq. as amended and the rules and regulations promulgated thereunder; the term "joint and several liability" shall be deemed to mean solidary liability; the terms "deed in lieu of foreclosure", "conveyance in lieu of foreclosure" and words of similar import shall include a dation en paiement or giving in payment; references to the Uniform Commercial Code shall include Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq.; and references to a "receiver" or words of similar import shall include a keeper appointed pursuant to La. R.S. §§9:5136 et seq.

10.18 NO PARAPH. For purposes of La. R.S. §9:5556 and other applicable law, Mortgagor declares that none of the Obligations Secured secured by this Mortgage have been "paraphed" for identification with this Mortgage.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS DONE AND PASSED in multiple originals, on the 13 day of October, 2004, but effective as of Oct 14, 2004, by the undersigned Mortgagor in the presence of the undersigned Notary and the undersigned competent witnesses who hereto sign their names with Mortgagor after reading the whole, but this Mortgage will be effective as of the Effective Date notwithstanding its execution date.

WITNESS:

[signature]

Print Name: Eleanora R. Smith

[signature]

Print Name: MYRNA MONTIVILLE

MORTGAGOR:
CHURCHILL DOWNS LOUISIANA
HORSERACING COMPANY, L.L.C.,
a Louisiana limited liability company

[signature]

By: RANDALL E. SOTH
Title: PRESIDENT & GM

[signature]

Notary Public
Notary Number: 21121
My Commission Expires: ____________

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

M E Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

EXHIBIT A

Legal Description

Parcel 1:

That certain portion of ground, together with all the buildings and improvements thereon and all of the rights, ways, privileges, servitude, appurtenances, advantages and prescriptions, both liberative and prescriptive, thereunto belonging or in anywise appertaining, situated in the State of Louisiana, Parish of St. Tammany, in Section 26, T-8-S, R-14-E, in that part now known as BROWN'S VILLAGE SQUARE, as shown on a survey by Wilton J. Dufrene, registered Land Surveyor, first dated July 15, 1980, revised August 22, 1980, March 4, 1983, resurveyed March 3, 1986, and finally recertified on June 10, 1986, said portion of ground is bounded on the south by Brown's Village Road and on the east by U.S. Highway 11, in the same Section, Township and Range aforesaid, and is more fully described as follows: Commencing at the intersection of the northerly right-of-way line of Brown's Village Road and the westerly right-of-way line of U.S. Highway No. 11, marked by an L.D.H. Monument, the Point of Beginning; thence, go in a southwesterly direction along the northerly right-of-way line of Brown's Village Road bearing S 89-47'47"W a distance of 516.34 feet to a point; thence, go in a northerly direction along a line bearing N 0'01'00"W, a distance of 1024.75 feet to a point; thence, go in a southeasterly direction along a line bearing S 89-56'52"E, a distance of 972.08 feet to a point on the westerly right-of-way line of U.S. Highway 11; thence, go along the westerly right-of-way line of U.S. Highway 11 in a southwesterly direction along an oblique line bearing S 18-44'46"W, a distance of 841.99 feet to a point; thence, continue along a said right-of-way line in a northwesterly direction along a line bearing N 73-34'15"W, a distance of 3 feet to a point; thence, continue along a said right-of-way line in a southwesterly direction along an oblique line bearing S 46-19'45"W, a distance of 194.30 feet to the Point of Beginning.

LESS AND EXCEPT:

A certain tract of land, situated in the State of Louisiana, Parish of St. Tammany, in Section 26, T-8-S, R-14-E, being a portion of that now known as BROWN'S VILLAGE SQUARE, as shown on a survey by Wilton J. Dufrene, Registered Land Surveyor, dated August 20, 1980, said tract of land is more fully described as follows: Commencing at the intersection of the northerly right-of-way line of Brown's Village Road and the westerly right-of-way line of U.S. Highway 11, marked by an L.D.H. Monument, thence, along the northerly right-of-way line of Brown's Village Road S 89-47'47"W, a distance of 246.53 feet to a point; thence, in a northwesterly direction along a line bearing N 0-01'00"W, a distance of 32.88 feet to the Point of Beginning; thence, in a southwesterly along a line bearing S 89-59'00"W, a distance of 170 feet to a point; thence, in a northwesterly direction along a line bearing N 0-01'00"W, a distance of 150.75 feet to a point; thence, in a southwesterly direction along a line bearing S 89-59'-00"W, a distance of 14.00 feet to a point; thence, in a southwesterly direction along a line bearing N 00-01"W, a distance 50.00 feet to a point; thence, in a northeasterly direction along a line bearing N 89-59'-00"E, a distance of 8.47 feet to a point; thence, in a northwesterly direction along a line bearing N 00-01'00"W, a distance of

61.73 feet to a point; thence, in a northeasterly direction along a line bearing N 89-59'-00"E, a distance of 175.53 feet to a point; thence, in a southeasterly direction along a line bearing S 0-01'00"E, a distance of 271.488 feet to the Point of Beginning. Containing an area of 808,036 square feet, less the interior LESS AND EXCEPT parcel occupied by County Market of 47,193 square feet, for a net area of 760,843 square feet.

Parcel 2:

The real property and improvements thereon commonly known as "Covington Finish Line," located at Hollycrest Shopping Center, 600 North Highway 190, Suite 1, Covington, Louisiana 70433.

EXHIBIT B

[insert resolutions]

LOULibrary 0000LU2.0514036 399381v.2

This instrument prepared by
and when recorded return to:
Scott A. Weinberg
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

October 14, 2004

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C. as MORTGAGOR

BANK ONE, NA, as Agent MORTGAGEE

PROPERTY: OTB—7718 WEST JUDGE PEREZ DRIVE, ARABI, LOUISIANA

ST. BERNARD PARISH

Property Address: 7718 West Judge Perez Drive, Arabi, Louisiana 70043

This Mortgage prepared by
and after recording return to:
Scott A. Weinberg, Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE	*	
AND SECURITY AGREEMENT		
	*	UNITED STATES OF AMERICA
By		
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.	*	STATE OF LOUISIANA
	*	PARISH OF __________
IN FAVOR OF		
	*	
BANK ONE, NA,		
AS COLLATERAL AGENT	*	

****

BE IT KNOWN, that on this 13th day of October, 2004, but effective as of October 14, 2004, before me, the undersigned Notary Public duly commissioned and qualified in and for the State of Louisiana, Parish of ____________;

PERSONALLY CAME AND APPEARED:

> CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, having a mailing address of 700 Central Avenue, Louisville, Kentucky 40208, whose Federal Employer Identification Number is 20-1652867 and whose registration number in its state of incorporation is 35781921K ("Borrower"), whose registered office in Louisiana is located at 1751 Gentilly Boulevard, New Orleans, Louisiana 70119 appearing herein through its undersigned representative, duly authorized pursuant to the resolutions, attached hereto as Exhibit B,

WHO DECLARED AS FOLLOWS:

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 14th day of October, 2004 by (the "Effective Date") CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0598151 ("Mortgagor"), in favor of BANK ONE, NA, a national banking association, headquartered in Chicago, Illinois with an office at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

B. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, L.L.C., created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition".

C. Mortgagor is the Lessee and the holder of a leasehold estate in and to certain tracts or parcels of land located in St. Bernard Parish, Louisiana described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon, under the terms of (i) that certain Lease dated February 1, 1999, between J & A Meraux, Inc. as Lessor, and Mortgagor, as Lessee, an extract of which is recorded as Document No. __________ in the Conveyance Office of St. Bernard Parish, Louisiana (the "Lease"). Pursuant to the 2004B Amendment, Mortgagor has agreed to mortgage its interest in the Lease as collateral for certain Secured Obligations as described below.

D. Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made Revolving Loans to Borrower in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") has granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower also issued, at the time of closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3, 2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended, from time to time, the "Note Purchase Agreements") entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreement and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003, and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors to the Term Note Purchasers are secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the

Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements and such other documents or instruments executed by Borrower or any Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally or ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents up to a maximum secured amount, in principal, interest, fees and other amounts, not to exceed U.S. $500,000,000) (the "Maximum Amount");

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does HEREBY MORTGAGE, AFFECT AND HYPOTHECATE, all of Mortgagor's estate, right, title and interest, whether now owned or hereafter acquired, whether as lessor, lessee, or otherwise, and whether vested or contingent, in and to all of the following property, rights, interests and estates now owned or hereafter acquired by Mortgagor (collectively, the "Property"), to the fullest extent that the Mortgaged Property is susceptible of mortgage under the Louisiana Civil Code, Louisiana Revised Statutes, and other provisions of Louisiana law, and grant a continuing security interest in favor of Lender, in all of the Mortgaged Property, whether now owned or hereafter acquired, that is susceptible of a security interest under Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq., or any other provisions of Louisiana law, and does further affect, hypothecate, assign, and pledge, and grant a continuing security interest over the present and future Mortgaged Property that is susceptible of assignment under La. R.S. §9:4401, all for the purposes of securing the Obligations Secured up to the Maximum Amount, in accordance with the terms and conditions hereof, the following described property, and all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Lease, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein, if any;

(ii) all of Mortgagor's estate in the premises described in Exhibit A, and all integral or component parts thereof, together with all of the servitudes, easements, rights of way, privileges, liberties, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and constructions and other improvements and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note (defined in the Credit Agreement) all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and, collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's after acquired fee simple interest in the Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Lease.

TO HAVE AND TO HOLD the above interests in the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana civil Code, La. R.S. §9:4401 and other applicable laws for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, up to a maximum secured limit of the Maximum Amount, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations Secured may be requested or extended.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to a leasehold estate in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall be deemed to be a violation of this Section 2.2, if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 <u>Maintenance and Impairment of Security.</u>

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does

hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.1 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 <u>Title Updates.</u>

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 <u>Authorization to File Financing Statements.</u>

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Lease. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Lease. Upon receipt by Mortgagee from the lessor under the Lease of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the Default Rate of interest as defined in Section 2.3(b) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Lease.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Lease, if any, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Lease, nor modify, change, supplement, alter or amend the Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this Mortgage, the Loan Documents, and the Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Lease, that no release or forbearance of any of Mortgagor's obligations under the Lease, pursuant to the Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Lease, shall determine to reject the Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i)

Mortgagee demands that Mortgagor assume and assign the Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. INSURANCE, CONDEMNATION AND RESTORATION

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 5 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 5 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagor or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. REMEDIES

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

(e) Louisiana Remedies. In addition to and not in lieu or limitation of its other remedies set out in Article 7 or any other provision of this Mortgage, Collateral Agent, upon and during the continuance of an Event of Default, at its option, may exercise any one or more of the following rights and remedies with respect to any Mortgaged Property located in the State of Louisiana, in addition to any other rights and remedies provided by law:

(i) Acceleration; Foreclosure. Mortgagee shall then have the right to commence appropriate foreclosure proceedings against the Mortgaged Property as provided in this Mortgage, without further demand.

(ii) Seizure and Sale of Property. In the event that Mortgagee elects to commence appropriate Louisiana foreclosure proceedings under this Mortgage, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be immediately seized and sold, whether in term of court or in vacation, under ordinary or executory process, in accordance with applicable Louisiana law, to the highest bidder for cash, with or without appraisement, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived.

(iii) Confession of Judgment; Waivers. For purposes of foreclosure under Louisiana executory process procedures, Mortgagor confesses judgment and acknowledges to be indebted unto and in favor of Mortgagee, up to the full amount of the Obligations Secured, in principal, interest, costs, expenses, and attorneys fees. To the extent permitted under applicable Louisiana law, Mortgagor additionally waives: (a) the benefit of appraisal as provided in Articles 2332, 2336, 2723 and 2724 of the Louisiana Code of Civil Procedure, and all other laws with regard to appraisal upon judicial sale; (b) the demand and three (3) days' delay as provided under Article 2721 of the Louisiana Code of Civil Procedure; (c) the notice of seizure as provided under Articles 2293 and 2721 of the Louisiana Code of Civil Procedure; (d) the three (3) days' delay provided under Articles 2331 and 2722 of the Louisiana Code of Civil Procedure; and (e) all other benefits provided under Articles 2331, 2722 and 2723 of the Louisiana Code of Civil Procedure and all other Articles not specifically mentioned above.

(iv) Declaration of Fact. Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-508, where applicable.

(v) Assignment of Leases. Upon the occurrence of an Event of Default hereunder, then the assignment of leases and rents in this Mortgage shall automatically become absolute as provided in La. R.S. §9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Secured or to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all rents and any other proceeds and/or payments arising under or in any way accruing under the leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Secured as provided herein.

(f) Keeper. In the event the Mortgaged Property, or any part thereof, is seized as an incident to an action for the recognition of enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property, Mortgagee or any agent designated by Mortgagee or any person named by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136 through 5140.2, inclusive, as the same may be amended, and Mortgagee shall be entitled to all the rights and benefits afforded thereunder. It is hereby agreed that the keeper shall be entitled to receive as compensation reasonable fees, at applicable market rates, which shall be included as Secured Obligations secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Any provisions of this Mortgage granting rights or powers to a receiver shall be interpreted to grant the same rights and powers to any keeper.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 5.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect. State laws included within the definition of "Hazardous Material Law" shall include, but not be limited to, the "Louisiana Environmental Quality Act", La. R.S. 30:§§ 2001 *et seq.* and its chapters, including the Louisiana Air Control Law (La. R.S. 30:§§ 2051 - 2064), the Louisiana Water Control Law (La. R.S. 30:§§ 2071 - 2088), the Louisiana Solid Waste Management and Resource Recovery Law (La. R. S. 30:§§ 2151 - 216 1), the Louisiana Hazardous Waste Control Law (La. R.S. 30:§§ 2171 - 2206), the Louisiana Inactive and Abandoned Hazardous Waste Site Law (La. R.S. 30:§§ 2221 - 2226), the Liability for Hazardous Substance Remedial Action Act (La. R.S. 30:§§ 2271 - 2281), the Louisiana Hazardous Material Information Development, Preparedness, and Response Act (La. R.S. 30:§§ 2361 - 2379) and the Louisiana Oil Spill Prevention and Response Act (La. R.S. 30:§§ 2451 - 2496).

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged

Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. ADDITIONAL RIGHTS AND OBLIGATIONS

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is noted on the first page of this Mortgage.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which

does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally and solidary, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed

by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of indebtedness outstanding and so secured at any one time shall not exceed the Maximum Amount. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10.17 Louisiana Terminology. To the extent that the laws of the State of Louisiana govern any provision of the this Mortgage or any of the other Loan Documents (the "Applicable Documents"), or there is a provision of an Applicable Document related to an asset located in the State of Louisiana or in which a mortgage or other security interest is perfected under the laws of the State of Louisiana (and nothing in this section is intended to derogate from any choice of law provision contained in any Applicable Document), then the following definitions shall apply, unless the context requires otherwise: the terms "real property" and "real estate" shall be deemed to include immovable property; the term "fee estate" shall be deemed to include full ownership; the term "personal property" shall be deemed to include movable property; the term "tangible

property" shall be deemed to include corporeal property; the term "intangible property" shall be deemed to include incorporeal property; the term "easements" shall be deemed to include servitudes; the term "buildings" shall be deemed to include other constructions; the term "lien" shall be deemed to include privileges; the phrase "covenant running with the land" and other words of similar import shall be deemed to include a real right or a recorded lease of immovable property; the term "county" shall be deemed to mean parish; the term "Environmental Law" shall include the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq. as amended and the rules and regulations promulgated thereunder; the term "joint and several liability" shall be deemed to mean solidary liability; the terms "deed in lieu of foreclosure", "conveyance in lieu of foreclosure" and words of similar import shall include a dation en paiement or giving in payment; references to the Uniform Commercial Code shall include Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq.; and references to a "receiver" or words of similar import shall include a keeper appointed pursuant to La. R.S. §§9:5136 et seq.

10.18 NO PARAPH. For purposes of La. R.S. §9:5556 and other applicable law, Mortgagor declares that none of the Obligations Secured secured by this Mortgage have been "paraphed" for identification with this Mortgage.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS DONE AND PASSED in multiple originals, on the 13th day of October, 2004, but effective as of October 14th, 2004, by the undersigned Mortgagor in the presence of the undersigned Notary and the undersigned competent witnesses who hereto sign their names with Mortgagor after reading the whole, but this Mortgage will be effective as of the Effective Date notwithstanding its execution date.

WITNESS:

[signature]

Print Name: Eleanora R. Smith

[signature]

Print Name: MYRNA MONTIVILLE

MORTGAGOR:
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.,
a Louisiana limited liability company

[signature]

By: RANDALL E SOTH
Title: PRESIDENT & G.M.

[signature]

Notary Public
Notary Number:
My Commission Expires: ____________

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

EXHIBIT A

Legal Description

Land and improvements located at 7718 West Judge Perez Drive, Arabi, Louisiana, containing approximately 153,715 square feet, more fully shown on the plan annexed thereto and made part hereof. The leased premises are the same premises as those previously demised by Lessor to Lessee pursuant to (1) that certain lease originally by Meraux and Nunez, Inc. as lessor to Fair Grounds Corporation as lessee, beginning on February 1, 1989, as supplemented by (2) that certain Amendment to Lease Agreement by J & A Meraux, Inc. as lessor to Fair Grounds Corporation as lessee dated April 7 1995.

EXHIBIT B

[Insert resolutions]

LOULibrary 0000LU2.0514036 399303v.2

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed
Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

[signature]
Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

Michael E. Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

G

This instrument prepared by
and when recorded return to:
Scott A. Weinberg
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

October 14, 2004

CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C. as MORTGAGOR

BANK ONE, NA, as Agent
MORTGAGEE

PROPERTY: OTB—111 MOSS LANE, HOUMA, LOUISIANA

TERREBONNE PARISH

Property Address: 111 Moss Lane, Houma, Terrebonne Parish, Louisiana

This Mortgage prepared by
and after recording return to:
Scott A. Weinberg, Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE	*	
AND SECURITY AGREEMENT		
	*	UNITED STATES OF AMERICA
By		
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.	*	STATE OF LOUISIANA
	*	PARISH OF JEFFERSON
IN FAVOR OF		
	*	
BANK ONE, NA,		
AS COLLATERAL AGENT	*	

****

BE IT KNOWN, that on this 14th day of October, 2004, but effective as of October 14, 2004, before me, the undersigned Notary Public duly commissioned and qualified in and for the State of Louisiana, Parish of ___________;

PERSONALLY CAME AND APPEARED:

> CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, having a mailing address of 700 Central Avenue, Louisville, Kentucky 40208, whose Federal Employer Identification Number is 20-1652867 and whose registration number in its state of incorporation is 35781921K ("Borrower"), whose registered office in Louisiana is located at 1751 Gentilly Boulevard, New Orleans, Louisiana 70119 appearing herein through its undersigned representative, duly authorized pursuant to the resolutions, attached hereto as Exhibit B,

WHO DECLARED AS FOLLOWS:

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 14th day of October, 2004 by (the "Effective Date") CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C., a Louisiana limited liability company, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0598151 ("Mortgagor"), in favor of BANK ONE,

NA, a national banking association, headquartered in Chicago, Illinois with an office at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 as amended from time to time ("Mortgagee").

WITNESSETH:

A. Churchill Downs Incorporated (the "Borrower"), Mortgagee (as "Agent" under the Credit Agreement), the Guarantors (defined below), and the Lenders (defined in the Credit Agreement), entered into that certain Credit Agreement dated as of April 3, 2003, as amended by the 2004A Amendment to Loan Documents, dated June 1, 2004, and as further amended by that certain 2004B Amendment to Loan Documents of even date herewith ("2004B Amendment") (as it may be further amended from time to time, the "Credit Agreement").

B. Pursuant to that certain 2004B Amendment, the Borrower, through one of its Guarantors, Churchill Downs Management Company, L.L.C., created Mortgagor to acquire the assets of Fair Grounds Corporation, a Louisiana corporation ("Fair Grounds") and Finish Line Management Corp., a Louisiana corporation ("Finish Line"), said acquisition being hereinafter referred to as the "Fair Grounds Acquisition".

C. Mortgagor is the Lessee and the holder of a leasehold estate in and to certain tracts or parcels of land located in Terrebonne Parish, Louisiana described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon, under the terms of (i) that certain Lease dated as of the ____ day of October, 2004, between Family Racing Ventures, L.L.C. as Lessor, and Mortgagor, as Lessee, an extract of which is recorded as Document No. __________ in the Conveyance Office of Terrebonne Parish, Louisiana (the "Lease"). Pursuant to the 2004B Amendment, Mortgagor has agreed to mortgage its interest in the Lease as collateral for certain Secured Obligations as described below.

D. Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made Revolving Loans to Borrower in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") has granted, mortgaged, assigned, pledged or conveyed in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in F. below.

E. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

F. Borrower also issued, at the time of closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes were issued pursuant to certain Note Purchase Agreements dated as of April 3, 2003, as amended, modified or restated from time to time, including the First Amendment Agreement dated as of October 14, 2004 to the Note Purchase Agreements dated April 3, 2003 (as it may be further amended from time to time, the "Note Purchase Agreements") entered into by and between the Borrower, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors (including Mortgagor) have guaranteed the obligations of the Borrower under the Note Purchase Agreement and Term Notes pursuant to that certain Subsidiary Guaranty Agreement dated April 3, 2003, and certain Subsidiary Guaranty Supplements dated as of October 14, 2004 (collectively, as it may be further amended or supplemented from time to time, the "Guaranties," or individually, a "Guaranty"). The obligations of the Borrower and Guarantors to the Term Note Purchasers are secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements pursuant to the Collateral Sharing Agreement (defined below). This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

G. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

H. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements and such other documents or instruments executed by Borrower or any Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

I. In accordance with the terms of the 2004B Amendment and of the Loan Documents and the Financing Agreements (defined in the Note Purchase Agreements) and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that Mortgagor execute and deliver this Mortgage to Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally or ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents up to a maximum secured amount, in principal, interest, fees and other amounts, not to exceed U.S. $500,000,000) (the "Maximum Amount");

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does HEREBY MORTGAGE, AFFECT AND HYPOTHECATE, all of Mortgagor's estate, right, title and interest, whether now owned or hereafter acquired, whether as lessor, lessee, or otherwise, and whether vested or contingent, in and to all of the following property, rights, interests and estates now owned or hereafter acquired by Mortgagor (collectively, the "Property"), to the fullest extent that the Mortgaged Property is susceptible of mortgage under the Louisiana Civil Code, Louisiana Revised

Statutes, and other provisions of Louisiana law, and grant a continuing security interest in favor of Lender, in all of the Mortgaged Property, whether now owned or hereafter acquired, that is susceptible of a security interest under Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq., or any other provisions of Louisiana law, and does further affect, hypothecate, assign, and pledge, and grant a continuing security interest over the present and future Mortgaged Property that is susceptible of assignment under La. R.S. §9:4401, all for the purposes of securing the Obligations Secured up to the Maximum Amount, in accordance with the terms and conditions hereof, the following described property, and all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Lease, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein, if any;

(ii) all of Mortgagor's estate in the premises described in Exhibit A, and all integral or component parts thereof, together with all of the servitudes, easements, rights of way, privileges, liberties, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and constructions and other improvements and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note (defined in the Credit Agreement) all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and, collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's after acquired fee simple interest in the Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Lease.

TO HAVE AND TO HOLD the above interests in the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

This Mortgage has been executed by Mortgagor pursuant to Article 3298 of the Louisiana civil Code, La. R.S. §9:4401 and other applicable laws for the purpose of securing the Obligations Secured that may now be existing and/or that may arise in the future as provided herein, up to a maximum secured limit of the Maximum Amount, with the preferences and priorities provided under applicable Louisiana law. However, nothing under this Mortgage shall be construed as limiting the duration of this Mortgage or the purpose or purposes for which the Obligations Secured may be requested or extended.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. Representations and Warranties

Mortgagor represents and warrants to Mortgagee as follows:

<u>1.1</u> <u>Warranty of Title.</u>

(a) Mortgagor has good and marketable title to a leasehold estate in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

<u>1.2</u> <u>Accuracy of Information.</u>

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

<u>1.3</u> <u>No Litigation.</u>

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall be deemed to be a violation of this Section 2.2, if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for

Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this

Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.1 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Lease. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Lease. Upon receipt by Mortgagee from the lessor under the Lease of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the Default Rate of interest as defined in Section 2.3(b) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Lease.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Lease, if any, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Lease, nor modify, change, supplement, alter or amend the Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this

Mortgage, the Loan Documents, and the Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Lease, that no release or forbearance of any of Mortgagor's obligations under the Lease, pursuant to the Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Lease, shall determine to reject the Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i) Mortgagee demands that Mortgagor assume and assign the Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. INSURANCE, CONDEMNATION AND RESTORATION

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by

Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify

Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 5 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 5 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and

Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagor or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. REMEDIES

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged

Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

(e) Louisiana Remedies. In addition to and not in lieu or limitation of its other remedies set out in Article 7 or any other provision of this Mortgage, Collateral Agent, upon and during the continuance of an Event of Default, at its option, may exercise any one or more of the following rights and remedies with respect to any Mortgaged Property located in the State of Louisiana, in addition to any other rights and remedies provided by law:

(i) Acceleration; Foreclosure. Mortgagee shall then have the right to commence appropriate foreclosure proceedings against the Mortgaged Property as provided in this Mortgage, without further demand.

(ii) Seizure and Sale of Property. In the event that Mortgagee elects to commence appropriate Louisiana foreclosure proceedings under this Mortgage, Mortgagee may cause the Mortgaged Property, or any part or parts thereof, to be immediately seized and sold, whether in term of court or in vacation, under ordinary or executory process, in accordance with applicable Louisiana law, to the highest bidder for cash, with or without appraisement, and without the necessity of making additional demand upon or notifying Mortgagor or placing Mortgagor in default, all of which are expressly waived.

(iii) Confession of Judgment; Waivers. For purposes of foreclosure under Louisiana executory process procedures, Mortgagor confesses judgment and acknowledges to be indebted unto and in favor of Mortgagee, up to the full amount of the Obligations Secured, in principal, interest, costs, expenses, and attorneys fees. To the extent permitted under applicable Louisiana law, Mortgagor additionally waives: (a) the benefit of appraisal as provided in Articles

2332, 2336, 2723 and 2724 of the Louisiana Code of Civil Procedure, and all other laws with regard to appraisal upon judicial sale; (b) the demand and three (3) days' delay as provided under Article 2721 of the Louisiana Code of Civil Procedure; (c) the notice of seizure as provided under Articles 2293 and 2721 of the Louisiana Code of Civil Procedure; (d) the three (3) days' delay provided under Articles 2331 and 2722 of the Louisiana Code of Civil Procedure; and (e) all other benefits provided under Articles 2331, 2722 and 2723 of the Louisiana Code of Civil Procedure and all other Articles not specifically mentioned above.

(iv) Declaration of Fact. Should it become necessary for Mortgagee to foreclose under this Mortgage, all declarations of fact, which are made under an authentic act before a Notary Public in the presence of two witnesses, by a person declaring such facts to lie within his or her knowledge, shall constitute authentic evidence for purposes of executory process and also for purposes of La. R.S. 9:3509.1, La. R.S. 9:3504(D)(6) and La. R.S. 10:9-508, where applicable.

(v) Assignment of Leases. Upon the occurrence of an Event of Default hereunder, then the assignment of leases and rents in this Mortgage shall automatically become absolute as provided in La. R.S. §9:4401, and Mortgagee, without in any way waiving such default, at its option, upon notice and without regard to the adequacy of the security for the Obligations Secured or to whether it has exercised any of its other rights or remedies hereunder, shall have the right to directly collect and receive all rents and any other proceeds and/or payments arising under or in any way accruing under the leases assigned herein, as such amounts become due and payable and to apply the same to the Obligations Secured as provided herein.

(f) Keeper. In the event the Mortgaged Property, or any part thereof, is seized as an incident to an action for the recognition of enforcement of this Mortgage by executory process, ordinary process, sequestration, writ of fieri facias or otherwise, Mortgagor and Mortgagee agree that the court issuing any such order shall, if petitioned for by Mortgagee, direct the applicable sheriff to appoint as a keeper of the Mortgaged Property, Mortgagee or any agent designated by Mortgagee or any person named by Mortgagee at the time such seizure is effected. This designation is pursuant to Louisiana Revised Statutes 9:5136 through 5140.2, inclusive, as the same may be amended, and Mortgagee shall be entitled to all the rights and benefits afforded thereunder. It is hereby agreed that the keeper shall be entitled to receive as compensation reasonable fees, at applicable market rates, which shall be included as Secured Obligations secured by this Mortgage. The designation of keeper made herein shall not be deemed to require Mortgagee to provoke the appointment of such a keeper. Any provisions of this Mortgage granting rights or powers to a receiver shall be interpreted to grant the same rights and powers to any keeper.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 5.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect. State laws included within the definition of "Hazardous Material Law" shall include, but not be limited to, the "Louisiana Environmental Quality Act", La. R.S. 30:§§ 2001 *et seq.* and its chapters, including the Louisiana Air Control Law (La. R.S. 30:§§ 2051 - 2064), the Louisiana Water Control Law (La. R.S. 30:§§ 2071 - 2088), the Louisiana Solid Waste Management and Resource Recovery Law (La. R. S. 30:§§ 2151 - 216 1), the Louisiana Hazardous Waste Control Law (La. R.S. 30:§§ 2171 - 2206), the Louisiana Inactive and Abandoned Hazardous Waste Site Law (La. R.S. 30:§§ 2221 - 2226), the Liability for Hazardous Substance Remedial Action Act (La. R.S. 30:§§ 2271 - 2281), the Louisiana Hazardous Material Information Development, Preparedness, and Response Act (La. R.S. 30:§§ 2361 - 2379) and the Louisiana Oil Spill Prevention and Response Act (La. R.S. 30:§§ 2451 - 2496).

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. ADDITIONAL RIGHTS AND OBLIGATIONS

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is noted on the first page of this Mortgage.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations

Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally and solidary, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed

by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of indebtedness outstanding and so secured at any one time shall not exceed the Maximum Amount. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

10.17 Louisiana Terminology. To the extent that the laws of the State of Louisiana govern any provision of the this Mortgage or any of the other Loan Documents (the "Applicable Documents"), or there is a provision of an Applicable Document related to an asset located in the State of Louisiana or in which a mortgage or other security interest is perfected under the laws of the State of Louisiana (and nothing in this section is intended to derogate from any choice of law provision contained in any Applicable Document), then the following definitions shall apply, unless the context requires otherwise: the terms "real property" and "real estate" shall be deemed to include immovable property; the term "fee estate" shall be deemed to include full ownership; the term "personal property" shall be deemed to include movable property; the term "tangible

property" shall be deemed to include corporeal property; the term "intangible property" shall be deemed to include incorporeal property; the term "easements" shall be deemed to include servitudes; the term "buildings" shall be deemed to include other constructions; the term "lien" shall be deemed to include privileges; the phrase "covenant running with the land" and other words of similar import shall be deemed to include a real right or a recorded lease of immovable property; the term "county" shall be deemed to mean parish; the term "Environmental Law" shall include the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq. as amended and the rules and regulations promulgated thereunder; the term "joint and several liability" shall be deemed to mean solidary liability; the terms "deed in lieu of foreclosure", "conveyance in lieu of foreclosure" and words of similar import shall include a dation en paiement or giving in payment; references to the Uniform Commercial Code shall include Chapter 9 of the Louisiana Commercial Laws, La. R.S. §§10:9-101 et seq.; and references to a "receiver" or words of similar import shall include a keeper appointed pursuant to La. R.S. §§9:5136 et seq.

10.18 NO PARAPH. For purposes of La. R.S. §9:5556 and other applicable law, Mortgagor declares that none of the Obligations Secured secured by this Mortgage have been "paraphed" for identification with this Mortgage.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS DONE AND PASSED in multiple originals, on the 12 day of October, 2004, but effective as of October 14th, 2004, by the undersigned Mortgagor in the presence of the undersigned Notary and the undersigned competent witnesses who hereto sign their names with Mortgagor after reading the whole, but this Mortgage will be effective as of the Effective Date notwithstanding its execution date.

WITNESS:

Print Name: Eleanora R. Smith

Print Name: MYRNA MONTIVILLE

MORTGAGOR:
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.,
a Louisiana limited liability company

By: RANDALL E SOTH
Title: PRESIDENT & G.M.

Notary Public
Notary Number:
My Commission Expires: ____________

DAVID F. WAGUESPACK, 38420
Notary Public in and for
the State of Louisiana.
My Commission is for Life.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS INCORPORATED

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Incorporated, a Kentucky corporation (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Board of Directors of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Executive Vice President and Chief Financial Officer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

[signature]

Michael E. Miller
Executive Vice President and Chief Financial Officer

EXHIBIT A

WHEREAS, as of April 1, 2004, the Board of Directors of the Company approved the acquisition by the Corporation or its wholly-owned subsidiaries of the assets of Fair Grounds Corporation ("FG"), a debtor-in-possession in the bankruptcy case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, as outlined in a Confidential Memorandum dated April 1, 2004, which was authored by Michael E. Miller, and related attachments, all of which are reflected in the corporate records of the Board of Directors; and

WHEREAS, the total investment reflected in such memorandum and approved by the Board of Directors, including the cost of the acquisition of the assets of FG and assets or stock of other entities, capital expenditures, and the development of alternative gaming, was $90,600,000; and

WHEREAS, the acquisition of the assets of FG is now being consummated pursuant to the Third Amended and Restated Plan of Reorganization filed with the Bankruptcy Court on September 8, 2004; and

WHEREAS, the Board of Directors has determined that it is reasonable and prudent for the Corporation or its wholly-owned subsidiaries to purchase in conjunction with the purchase of the assets of FG, certain assets of Finish Line Management Corp. ("FL") and the stock of Video Services, Inc. ("VSI"); and

WHEREAS, the Corporation's management summarized the changes from the April 1, 2004 Memorandum at the June 2004 and the September 2004 meetings of the Board of Directors, respectively; and

WHEREAS, the Board of Directors desires to amend the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 and the Note Purchase Agreement for $100,000,000 Floating Rate Senior Secured Notes dated as of April 3, 2003, in order to effectuate the purchase of FG's assets, FL's assets and VSI's stock (all of the transactions approved by these Resolutions shall be referred to collectively as the "Transactions"); and

WHEREAS, the Corporation's management has advised the Board of Directors that the cost of the Transactions shall not exceed the $90,600,000 figure previously approved by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors hereby (i) approves the purchase of FG's assets, FL's assets and VSI's stock as outlined in Exhibit 1 attached hereto and incorporated by reference and (ii) ratifies all past acts of the officers of the Corporation during negotiation of the Transactions and otherwise related to the same.

RESOLVED, FURTHER, that the Board of Directors approves the amendment to the $200,000,000 Credit Facility Under Credit Agreement dated as of April 3, 2003, as amended effective June 1, 2004 (the "Credit Agreement") (the "2004B Amendment to Loan Documents"), and the First Amendment dated as of October 14, 2004 to the Note Purchase Agreements dated as of April 3, 2003 (the "First Note Purchase Agreement Amendment") pursuant to which the $100,000,000 Floating Rate Senior Secured Notes due March 31, 2010 were originally issued and the Subsidiary Guaranty Supplement and the Reaffirmation to the Subsidiary Guaranty Agreement dated as of April 3, 2003, as necessary to consummate the Transactions and as outlined in Exhibit 2 hereto and incorporated herein by reference.

RESOLVED, FURTHER, that the Vice President, Secretary, Treasurer, Chief Financial Officer and other officers of the Corporation be, and each of them hereby is authorized, empowered, and directed to (i) execute, deliver, file and record for and on behalf of the Corporation and its wholly owned subsidiaries and in their respective name(s), such agreements, instruments, documents and certificates, including, without limitation, asset purchase agreements, stock purchase agreement, the 2004B Amendment, and a First Note Purchase Agreement Amendment to the Loan Documents, the Reaffirmation, mortgages, and other collateral documents (the 2004B Amendment, the Note Purchase Agreement Amendment, the Reaffirmation, and any other documents necessary to amend the Credit Agreement and the Note Purchase Agreement and/or to effectuate the Transactions shall be deemed "Financing Documents"), and (ii) to take or cause to be taken such other and further action as they, or any of them, shall deem necessary or appropriate in order to effectuate the purposes of any or all of the foregoing resolutions and any and all other agreements and transactions contemplated hereby, including, without limiting, the completion of any filing required by applicable law, including without limiting, the filing of any Form 8-K with the Securities and Exchange Commission and any required filings with Nasdaq, the delivery of the Financing Documents to, as applicable, the holders of the Notes and the Collateral Agent (as those terms are defined by the Credit Agreement and the Note Purchase Agreement), and (iii) the notification and/or approval of appropriate governmental authorities.

RESOLVED, FURTHER that the Board of Directors hereby delegates to the Executive Committee the full power and authority to approve any material changes to the Transactions and the Financing Documents from what has been disclosed to the Board of Directors.

RESOLVED, FURTHER, that any and all actions heretofore taken by the Authorized Officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified, and confirmed.

CERTIFICATE OF SECRETARY
of
CHURCHILL DOWNS LOUISIANA HORSERACING COMPANY, L.L.C.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Churchill Downs Louisiana Horseracing Company, L.L.C., a Louisiana limited liability company (the "Company"), and that as such she is the keeper and custodian of the official minutes with respect to the Company's actions.

The undersigned certifies that attached hereto as Exhibit A is a true, correct and complete copy of certain resolutions adopted by the Management Committee of the Company via Unanimous Written Consent dated as of October 12, 2004.

WITNESS my hand as of this 12 day of October, 2004.

Rebecca C. Reed

Rebecca C. Reed, Secretary

I, Michael E. Miller, the Treasurer of the Company, do hereby certify that Rebecca C. Reed is the duly elected, qualified and acting Secretary of the Company, and that the signature set forth above is her genuine signature.

M E Miller

Michael E. Miller, Treasurer

EXHIBIT A

RESOLVED, that the officers of the Company, individually and collectively, shall be authorized and directed to (1) purchase the assets of Fair Grounds Corporation pursuant to the Asset Purchase Agreement dated August 31, 2004 as amended as of September 17, 2004, which agreement and amendment are recorded in the Company's minute books and (ii) purchase the assets of Finish Line Management Corp. pursuant to the asset purchase agreement substantially in the form presented to the Management Committee and recorded in the Company's minute books.

RESOLVED, that the officers of the Company are authorized to execute such instruments or documents and to take any and all actions, necessary, appropriate or convenient to give effect to or implement the foregoing resolutions;

RESOLVED, that any and all actions heretofore taken by the officers of the Company concerning the above resolutions, in the name of or on behalf of the Company, be and hereby are approved, ratified and confirmed.

EXHIBIT A

Legal Description

Lots 1, 2 and 3 of Tract A-2 of Progressive Square, Addendum No. 1 and Tract CVF-1, all situated in Section 101, T17S, R17E, Terrebonne Parish, Louisiana.

MORTGAGE AND SECURITY AGREEMENT

April 3, 2003

CHURCHILL DOWNS INCORPORATED,

Mortgagor

BANK ONE, KENTUCKY, NA, as
Collateral Agent

Mortgagee

Property: Trackside Off Track Betting Facility

Poplar Level Road
Louisville, Kentucky

MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 2nd day of April, 2003 by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, with an address at 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0009274 ("Mortgagor"), in favor of Bank One Kentucky, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003.

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto, made a part hereof together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Mortgagor and certain of its subsidiaries, as guarantors (the "Credit Agreement'). Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Mortgagor in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Mortgagor and certain of its subsidiaries (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Mortgagor and Guarantors specified in the Credit Agreement as Collateral for the Mortgagor's and Guarantors' Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Mortgagor and the Guarantors under the Term Notes and Note Purchase Agreements described in D. below.

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Mortgagor in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Mortgagor and Guarantors as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan under KRS Section 382.385. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The

Mortgagor is also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Mortgagor will also issue, concurrently with the closing of the Revolving Loans, Mortgagor's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature on March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated as of the date hereof (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Mortgagor, the Guarantors and the purchasers of the Term Notes (together with their successors and assigns "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Mortgagor under the Note Purchase Agreements and the Term Notes. The obligations of the Mortgagor and Guarantors to the Term Note Purchasers are to be secured, equally and ratably with the Secured Obligations of Mortgagor and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Mortgagor and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 2, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Mortgagor or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Mortgagor or Guarantors to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Mortgagor or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee, for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases");

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Kentucky Uniform Commercial Code); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan Party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (a) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. Representations and Warranties

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except for the Permitted Liens and as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 <u>Maintenance and Impairment of Security</u>.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the

Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does

hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and the Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and the Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 <u>Rights of Mortgagee to Proceeds</u>.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a “Default” or an “Event of Default” (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan

Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 0009274.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Notes if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

(a) A portion of the obligations secured by this Mortgage will be constituted by revolving credit indebtedness pursuant to which Mortgagor may, subject to and in accordance with the Loan Documents, borrow, repay and reborrow. This Mortgage secures not only the initial advances of the revolving credit indebtedness, but also future advances of the revolving credit indebtedness and all other additional indebtedness whether direct, indirect, future, contingent or otherwise, connected with or arising out of the Loan Documents, as the same hereafter may be amended, to the extent of not more than Three Hundred Sixty Million Dollars ($360,000,000) plus interest, fees and charges permitted under the Loan Documents. It shall be a default under this Mortgage if Mortgagor requests a release, in the manner provided by KRS 382.520, of any portion of the lien securing any of the additional indebtedness secured by this Mortgage pursuant to this Section prior to the date that all of the obligations secured by this Mortgage have been paid and discharged, and Mortgagor hereby waives any and all right to request such a release.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE

SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

CHURCHILL DOWNS INCORPORATED

By: Rebecca C. Reed

Title: Secretary

COMMONWEALTH OF KENTUCKY)
)SS
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 3rd day of April, 2003, by Rebecca C. Reed, as Secretary of Churchill Downs Incorporated, a Kentucky corporation, on behalf of the corporation.

Notary Public

My commission expires: 1/2/07

This Mortgage prepared by:

L. Jude Clark
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

0000LU2.0514036
LOULibrary/237195.8
4/2/2003 1:53 PM

EXHIBIT A

Legal Description

TRACKSIDE:

BEING THE PROPERTY ALSO KNOWN AS 4520 POPLAR LEVEL ROAD, LOUISVILLE, JEFFERSON COUNTY, KENTUCKY

BEGINNING AT AN IRON PIPE AT THE SOUTHEAST CORNER OF JACOB BREITENSTEIN 78 ACRE TRACT, SAID POINT BEING THE SOUTHWEST CORNER OF TRACT 1 OF THE TRACT AS CONVEYED TO LOUISVILLE DOWNS, INC., AS RECORDED IN DEED BOOK 4047, PAGE 592, IN THE OFFICE OF THE CLERK OF JEFFERSON COUNTY, KENTUCKY; THENCE WITH THE SOUTH LINE OF LOUISVILLE DOWNS AFORESAID, SOUTH 55 DEGREES 15 MINUTES 10 SECONDS WEST 1450.21 FEET TO AN IRON PIPE AT THE SOUTHWEST CORNER OF LOUISVILLE DOWNS AFORESAID; THENCE WITH THE WEST LINE OF TRACT 1 AFORESAID, NORTH 37 DEGREES 06 MINUTES 14 SECONDS WEST 1828.36 FEET TO AN IRON PIPE; THENCE CONTINUING WITH THE WEST LINE OF LOUISVILLE DOWNS AFORESAID, NORTH 38 DEGREES 07 MINUTES 07 SECONDS WEST 458.33 FEET TO A POINT AT THE NORTHWEST CORNER OF TRACT 1 OF LOUISVILLE DOWNS, INC., SAID POINT BEING COMMON TO THE TRACT CONVEYED TO LOUISVILLE DOWNS, INC., AS RECORDED IN DEED BOOK 4375, PAGE 740, IN THE OFFICE AFORESAID; THENCE WITH THE WEST LINE OF SAME, NORTH 38 DEGREES 07 MINUTES 07 SECONDS WEST 174.14 FEET TO AN IRON PIPE IN THE SOUTH LINE OF HOWARD AVENUE, AND BEING IN THE WEST LINE OF BREITENSTEIN AVENUE; THENCE WITH THE WEST LINE OF BREITENSTEIN AVENUE, NORTH 38 DEGREES 10 MINUTES 41 SECONDS WEST 919.92 FEET TO A POINT IN THE SOUTH LINE OF THE TRACT CONVEYED TO THE COMMONWEALTH OF KENTUCKY IN DEED BOOK 3379, PAGE 371, IN THE OFFICE AFORESAID; THENCE WITH THE SOUTH LINE OF SAID TRACT, NORTH 57 DEGREES 49 MINUTES 18 SECONDS EAST 50.00 FEET TO A POINT IN THE EAST LINE OF BREITENSTEIN AVENUE; THENCE WITH THE EAST LINE OF BREITENSTEIN, SOUTH 38 DEGREES 10 MINUTES 41 SECONDS EAST 879.97 FEET TO A POINT IN THE NORTH LINE OF HOWARD AVENUE, NOW VACATED;

THENCE WITH THE NORTH LINE OF VACATED HOWARD AVENUE, NORTH 51 DEGREES 52 MINUTES 52 SECONDS EAST 831.78 FEET TO A POINT; THENCE NORTH 67 DEGREES 50 MINUTES 12 SECONDS EAST 62.98 FEET TO A POINT; THENCE NORTH 81 DEGREES 06 MINUTES 13 SECONDS EAST 100.37 FEET TO A POINT IN THE SOUTHERN RIGHT-OF-WAY LINE OF THE SOUTHERN RAILROAD; THENCE WITH THE SOUTHERN RAILROAD RIGHT-OF-WAY, NORTH 83 DEGREES 23 MINUTES 03 SECONDS EAST 90.61 FEET, NORTH 81 DEGREES 12 MINUTES 04 SECONDS EAST 88.89 FEET TO A POINT; NORTH 80 DEGREES 03 MINUTES 19 SECONDS EAST 120.62 FEET TO A POINT, AND

NORTH 75 DEGREES 33 MINUTES 10 SECONDS EAST 157.86 FEET TO A POINT IN THE EAST LINE OF TRACT 1 OF TRACT OF LAND CONVEYED TO LOUISVILLE DOWNS, INC., AS RECORDED IN DEED BOOK 4047, PAGE 592, IN THE OFFICE AFORESAID; THENCE WITH THE EAST LINE OF SAME, SOUTH 37 DEGREES 37 MINUTES 00 SECONDS EAST 2185.89 FEET TO AN IRON PIPE AT THE NORTHWEST CORNER OF TRACT 2 AS CONVEYED TO LOUISVILLE DOWNS, INC., AS RECORDED IN DEED BOOK 4047, PAGE 592, IN THE OFFICE AFORESAID; THENCE WITH THE NORTH LINE OF SAID TRACT 2, NORTH 55 DEGREES 06 MINUTES 53 SECONDS EAST 823.13 FEET TO A POINT IN THE EAST LINE OF THE TRACT CONVEYED TO LOUISVILLE DOWNS, INC., FROM THE COMMONWEALTH OF KENTUCKY, AS RECORDED IN DEED BOOK 5583, PAGE 365, IN THE OFFICE AFORESAID; THENCE WITH THE EAST LINE OF SAID TRACT, SOUTH 34 DEGREES 35 MINUTES 39 SECONDS EAST 122.36 FEET TO A POINT IN THE SOUTH LINE OF TRACT 2 AS CONVEYED TO LOUISVILLE DOWNS, INC., AS RECORDED IN DEED BOOK 4047, PAGE 592, IN THE OFFICE AFORESAID; THENCE WITH THE SOUTH LINE OF SAME, SOUTH 55 DEGREES 06 MINUTES 53 SECONDS WEST 816.67 FEET TO THE POINT OF BEGINNING.

BEING THE SAME PROPERTY ACQUIRED BY CHURCHILL DOWNS, INCORPORATED, A KENTUCKY CORPORATION, BY DEED DATED JANUARY 22, 1992, OF RECORD IN DEED BOOK 6139, PAGE 873, IN THE OFFICE OF THE CLERK OF JEFFERSON COUNTY, KENTUCKY.

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

By: CHURCHILL DOWNS INCORPORATED as MORTGAGOR

To: BANK ONE, KENTUCKY, NA, as Collateral Agent MORTGAGEE

Property: Churchill Downs Racing Facility
700 Central Avenue
Louisville, Kentucky

With JOINDER By:

LOUISVILLE/JEFFERSON COUNTY METRO GOVERNMENT as Fee Owner and Ground Lessor

April 3, 2003

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 3rd day of April, 2003 by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, with an address at 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0009274 ("Mortgagor"), with a joinder by Louisville/Jefferson County Metro Government (successor to the City of Louisville, Kentucky), a Kentucky local government, with an address at 527 West Jefferson Street, Louisville, Kentucky 40202 (the "City") in favor of Bank One Kentucky, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 ("Mortgagee").

WITNESSETH:

A. Pursuant to a certain Lease Agreement dated as of January 1, 2002, by and between the City, as "Lessor" and Mortgagor as "Lessee", a short form of which is of record in Deed Book 8033, Page 414 in Jefferson County, Kentucky (the "Ground Lease"), Mortgagor is the Lessee and the holder of a leasehold estate, with an option to purchase, in and to certain tracts or parcels of land located in Louisville, Jefferson County, Kentucky, described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Mortgagor and certain of its subsidiaries, as guarantors (the "Credit Agreement'). Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Mortgagor in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Mortgagor and certain of its subsidiaries (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Mortgagor and Guarantors specified in the Credit Agreement as Collateral for the Mortgagor's and Guarantors' Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Mortgagor and the Guarantors under the Term Notes and Note Purchase Agreements described in D. below.

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Mortgagor in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Mortgagor and Guarantors (as provided in the Credit Agreement). This Mortgage is given wholly or partially to secure the Secured

Obligations under the Credit Agreement which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan under KRS Section 382.385. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Mortgagor is also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Mortgagor will also issue, concurrently with the closing of the Revolving Loans, Mortgagor's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature on March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated as of the date hereof (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Mortgagor and the purchasers of the Term Notes (together with their successors and assigns, "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Mortgagor under the Note Purchase Agreements and the Term Notes. The obligations of the Mortgagor and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of Mortgagor and Guarantors to the Lenders under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Mortgagor and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Secured Obligations under the Credit Agreement and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Mortgagor or any Guarantor in connection with the Term

Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and Term Note Purchasers.

H. The City has executed and delivered a Joinder to this Mortgage for the purpose of subordinating, and granting to Mortgagee a lien and security interest in and to, all of its right, title and interest in and to the Mortgaged Property (as herein defined), in order to further evidence and secure the Obligations Secured (defined below) of the Mortgagor, subject to such terms as are set forth in the Joinder attached to this Mortgage.

NOW, THEREFORE, for the purpose of securing equally and ratably, the payment and performance of each and every obligation owed by the Mortgagor or Guarantors to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations, (contingent or otherwise), permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Mortgagor or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged and as security for the Obligations Secured, and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee, for the equal and ratable benefit of the Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Ground Lease, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein;

(ii) all of Mortgagor's right, title and interest in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases");

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Kentucky Uniform Commercial Code); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan Party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (a) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's fee simple interest in the

Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Ground Lease.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to a leasehold estate in and to the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except for the Permitted Liens and as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and

(v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 9.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements. The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Ground Lease. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Ground Lease. Upon receipt by Mortgagee from the lessor under the

Ground Lease of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the Default Rate of interest specified in Section 2.3(a) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured and be secured by this Mortgage. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Ground Lease.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Ground Lease, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Ground Lease, nor modify, change, supplement, alter or amend the Ground Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this Mortgage, the Loan Documents, and the Ground Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Ground Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Ground Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Ground Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Ground Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Ground Lease, that no release or forbearance of any of Mortgagor's obligations under the Ground Lease, pursuant to the Ground Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Ground Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Ground Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Ground Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Ground Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Ground Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Ground Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Ground Lease, shall determine to reject the Ground Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Ground Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i) Mortgagee demands that Mortgagor assume and assign the Ground Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Ground Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Ground Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. INSURANCE, CONDEMNATION AND RESTORATION

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 5 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 5 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. REMEDIES

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive.

Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 5.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall contirue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable

Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. ADDITIONAL RIGHTS AND OBLIGATIONS

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral

Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 0009274.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this

Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Notes, if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Mortgagor had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Mortgagor and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

(a) A portion of the obligations secured by this Mortgage will be constituted by revolving credit indebtedness pursuant to which Mortgagor may, subject to and in accordance with the Loan Documents, borrow, repay and reborrow. This Mortgage secures not only the initial advances of the revolving credit indebtedness, but also future advances of the revolving credit indebtedness and all other additional indebtedness whether direct, indirect, future, contingent or otherwise, connected with or arising out of the Loan Documents, as the same hereafter may be amended, to the extent of not more than Three Hundred Sixty Million Dollars ($360,000,000) plus interest, fees and charges permitted under the Loan Documents. It shall be a default under this Mortgage if Mortgagor requests a release, in the manner provided by KRS 382.520, of any portion of the lien securing any of the additional indebtedness secured by this Mortgage pursuant to this Section prior to the date that all of the obligations secured by this Mortgage have been paid and discharged, and Mortgagor hereby waives any and all right to request such a release.

(b) It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or a revolving credit plan pursuant to KRS 382.385, referred to herein as the Revolving Loan; Mortgagor and Mortgagee intend that this Mortgage secure the Revolving Loan, and the maximum principal amount of credit or maximum credit limit under the Revolving Loan which may be outstanding at any time or times thereunder and which is to be secured by the Mortgage is Two Hundred Fifty Million Dollars ($250,000,000). It shall be a default under this

Mortgage if Mortgagor requests a release, in the manner provided by KRS 382.385, of any portion of the lien securing the Revolving Loan prior to the date that all of the obligations secured by this Mortgage have been paid and the Loan Documents have been terminated, and Mortgagor hereby waives any and all rights to request such a release to the maximum extent permitted by law.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

CHURCHILL DOWNS INCORPORATED

By: Rebecca C. Reed

Title: Secretary

COMMONWEALTH OF KENTUCKY)
)SS
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 2nd day of April, 2003, by Rebecca C. Reed, as Secretary of Churchill Downs Incorporated, a Kentucky corporation, on behalf of the corporation.

Notary Public

My commission expires: 1-22-07.

JOINDER OF THE LOUISVILLE/JEFFERSON COUNTY METRO GOVERNMENT

In consideration of the making of the Revolving Loans and purchasing the Term Notes of Mortgagor, and for the purpose of securing the payment and performance of the Obligations Secured by Mortgagor, the Louisville/Jefferson County Metro Government (the "Metro Government"), by this Joinder, for good and valuable consideration, receipt of which is hereby acknowledged, and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee, and does agree that Mortgagee shall have a security interest in, all of the right, title and interest of the Metro Government in and to the Mortgaged Property.

The Metro Government hereby further agrees that its right, title and interest in and to the Mortgaged Property, shall be and are subordinate to the lien of this Mortgage, and the Metro Government acknowledges that, following the occurrence of an Event of Default by Mortgagor under this Mortgage, the Mortgagee, or its successors or assigns, may enforce the lien of this Mortgage, and all of Mortgagee's rights and remedies under this Mortgage, against all of the right, title and interest of the Metro Government in and to the Mortgaged Property, and may foreclose all such right, title and interest.

The Metro Government further agrees and covenants with Mortgagor and Mortgagee that, except as set forth herein, it will not sell, convey, mortgage, encumber, lease, assign or otherwise dispose of any part of the Mortgaged Property during the term of this Mortgage. If the laws of the Commonwealth of Kentucky at the time shall permit such sale, or other disposition to be made, nothing contained in this Joinder shall prevent the consolidation of the Metro Government with, or merger of the Metro Government into, or transfer of the Mortgaged Property as an entirety to, any political subdivision or instrumentality thereof whose property and income are not subject to taxation and which has corporate authority to carry on the business of owning and leasing the Mortgaged Property: provided, that upon any such consolidation, merger or transfer, the due and punctual payment of the principal of, premium, if any, and interest on the Bond (as defined in the Ground Lease) according to its terms, and the due and punctual performance and observation of all the agreements and conditions of the Ground Lease to be kept and performed by the Metro Government, shall be expressly assumed in writing by the corporation resulting from such consolidation or surviving such merger or to which the Mortgaged Property shall be transferred as an entirety.

The Metro Government has executed and delivered this Joinder solely for the purpose of its conveyance, covenants and agreements set forth in this Joinder, and no further representation, covenant, warranty, agreement or other obligation of the Metro Government is expressed or shall be implied under this Mortgage by reason of the execution and delivery of this Joinder.

[SIGNATURE PAGE 1 OF 1 TO JOINDER OF THE
LOUISVILLE/JEFFERSON COUNTY METRO GOVERNMENT

IN WITNESS WHEREOF, the Louisville/Jefferson County Metro Government has executed this Joinder as of the 2nd day of April, 2003.

LOUISVILLE/JEFFERSON COUNTY METRO GOVERNMENT

By: ______________________

Name: Jerry E. Abramson

Title: Mayor

COMMONWEALTH OF KENTUCKY)
) ss:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 2nd day of ~~March~~ April, 2003, by Jerry E. Abramson, as Mayor of the Louisville/Jefferson County Metro Government, a Kentucky local government, on behalf of the local government.

____
Notary Public

My Commission Expires: 12-4-06

This Mortgage prepared by:

____
L. Jude Clark
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

0000LU2.0514036
LOULibrary/232043.14
3/31/2003 10:29 AM

EXHIBIT A

Legal Description

CHURCHILL DOWNS

TRACT ONE

BEGINNING on the South side of Central Avenue (formerly "P" Street) 140 feet West of Fourth Street, at the intersection of Central Avenue with the Western line of an alley 15 feet wide mentioned in Deed from Fidelity Trust Company, Agent, et al, to South Louisville Savings Bank, recorded in Deed Book 614, Page 92, in the Office of the Clerk of Jefferson County, Kentucky, which alley extends from Central Avenue Southwardly and parallel with Fourth Street 60 feet, and was established as a way in Deed dated June 8, 1916, recorded in Deed Book 854, page 547, in said office thence along the South side of Central Avenue, North 82 degrees 30 minutes West 1609 feet to its intersection with the Eastern line of the right-of-way of the Louisville Railway Company; thence with the Eastern line of said tight-of-way, South 21 degrees 38 minutes West 876 feet 10 inches, South 24 degrees 34 minutes West 100.85 feet, South 28 degrees 32 minutes West 101.07 feet, South 32 degrees 45 minutes West 100.02 feet, South 36 degrees 21 minutes West 101.32 feet, South 42 degrees 6 minutes West 101.57 feet, South 48 degrees West 101.16 feet, South 51 degrees West 69.67 feet; thence leaving said right-of-way, South 3/4 degree East 498.9 feet; thence North 89-1/4 degrees East 224 feet to the West line of Fourth Street on the plat of South Louisville, if said lines were extended; thence North 7 degrees 28 minutes East along said West line of Fourth Street, if extended, and also along said line laid off on plat aforesaid, 1546 feet; thence West and parallel with Central Avenue, 140 feet to the West line of the alley herein mentioned; thence North along the West line of said alley and parallel with Fourth Street 60 feet to the beginning.

EXCLUDING AND EXCEPTING THEREFROM so much as was conveyed to First National Bank of Louisville by Deeds recorded in Deed Book 3758, Page 351 and in Deed Book 4245, Page 43, both in the Office aforesaid.

EXCLUDING AND EXCEPTING THEREFROM so much as was conveyed to Kentucky Derby Museum Corporation, a Kentucky nonprofit corporation, by Deed dated June 8, 1983, recorded in Deed Book 5355, Page 175, in the Office aforesaid.

TRACT TWO:

BEGINNING at a stake in the South line of Churchill Tract at the Northeast corner of the tract devised to James Thornberry heirs, running thence with the East fine of said Tract as devised to said Thornberry Heirs, South 1 degree 30 minutes West 44.41 poles to a stake corner to Lot 2 of the Subdivision of the Dr. Phillip Thornberry tract, among the heirs of E. V. Thompson Sr., deceased, and in the center line of Longfield Avenue; thence parallel with Churchill's South Line, North 89-1/2 degrees East 105.2 poles to a stake, corner to said lot and in the center of Longfield Avenue; thence South 2 degrees 5 minutes West 2.1 poles to a stake, the Northwest corner of Oakdale Subdivision; thence with the line of said Subdivision, South 87 degrees 50 minutes East 33.89 poles to a stake, another corner of said Subdivision; thence with another fine of same, North 41 degrees 45 minutes East 65.33 poles to a stone, an original corner to said Subdivision, and the Churchill Tract; thence with the South line of said Churchill Tract, South 89-1/2 degrees West 186.3 poles to the beginning.

EXCLUDING AND EXCEPTING THEREFROM the strip of land off the West side thereof heretofore conveyed by Alice T. Drummond and husband to Kentucky Title Savings Bank and Trust Company, by Deed dated June 3, 1909, recorded in Deed Book 701, Page 100, in the Office aforesaid.

TRACTS ONE and TWO above being all the remainder of Tracts 15 and 13 acquired by Churchill Downs, Incorporated (formerly Churchill Downs), by Deed dated April 2, 1928, recorded in Deed Book 1328, Page 230, in the Office aforesaid.

TRACT THREE:

BEING all of Lots 20, 21, 22, 23, 24, 25, and the West 45.8 feet of Lot 26, as shown on Plat of Longfield Place, recorded in Deed Book 392, Page 637, in the office of the Clerk of Jefferson County, Kentucky.

BEING property acquired by Churchill Downs Incorporated (formerly Churchill Downs-Latonia Incorporated, by Deed dated February 28, 1941, recorded in Deed Book 1772, Page 375, in the Office aforesaid.

TRACT FOUR:

BEING the East 4.17 feet of Lot 27 and all of Lots 28, 29 and 30 as shown on Plat of Longfield Place, recorded in Deed Book 392, Page 637, in the Office of the Clerk of Jefferson County, Kentucky.

BEING property acquired by Churchill Downs, Incorporated (formerly Churchill Downs) by Deed dated April 2, 1928, recorded in Deed Book 1328, Page 230, in the Office aforesaid.

TRACT FIVE:

BEING Lots 17, 18, 19, 20, 21, 55, 56, 57, 58, 59, 60, 61, 62, 63, 64 and 65, as shown on Plat of Monroe heights, Plat of which is of record in Plat and Subdivision Book 1, Page 187, in the Office of the Clerk of Jefferson County, Kentucky.

BEING all of Tract 11 acquired by Churchill Downs Incorporated (formerly Churchill Downs), by Deed dated April 2, 1928, recorded in Deed Book 1328, Page 230, in the Office aforesaid.

TRACT SIX:

BEING Lots 1 through 12, Block 1, Lots 1 through 10, Block 2, and Lots 19 through 26, Block 2, of J. E. Dawkins Company's Subdivision, recorded in Plat and Subdivision Book 1, Page 106, in the office of the Clerk of Jefferson County, Kentucky.

BEING all of Tracts 9 and 10 acquired by Churchill Downs, Incorporated (formerly Churchill Downs), by Deed dated April 2, 1928, recorded in Deed Book 1328, Page 230, in the Office aforesaid.

TRACT SEVEN:

BEING Lots 1 I through 18, Block 2, of J. E. Dawkins Company's Subdivision, recorded in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky. BEING the same property acquired by Churchill Downs, Incorporated, by Deed dated November 15, 1946, recorded in Deed Book 2195, Page 186, and by Deed dated December 23, 1952, recorded in Deed Book 2963, Page 383, both in the Office aforesaid.

TRACT EIGHT:

BEING Lots 1, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 16, 17, 18, 19, 23, 24, 25 and 26, Block 3, of J. E. Dawkins Company's Subdivision, recorded in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky.

Lots 1, 10, 11, 12, 18, 19, 23 and 24 were acquired by Churchill Downs Incorporated, by Deed dated December 7, 1987, recorded in Deed Book 5738, Page 756, in the Office aforesaid.

Lot 3 was acquired by Churchill Downs Incorporated, by Deed dated April 10, 1986, recorded in Deed Book 5572, Page 747, in the Office aforesaid.

Lots 4 and 5 were acquired by Churchill Downs Incorporated, by Deed dated April 10, 1986, recorded in Deed Book 5572, Page 720, in the Office aforesaid.

Lot 6 was acquired by Churchill Downs Incorporated, by Deed dated July 24, 1987, recorded in Deed Book 5696, Page 162, in the office aforesaid.

Lot 7 was acquired by Churchill Downs Incorporated, by Deed dated June 22, 1998, recorded in Deed Book 7058, Page 275, in the Office aforesaid.

Lots 8 and 9 were acquired by Churchill Downs Incorporated, by Deed dated September 4, 1987, recorded in Deed Book 5708, Page 46, in the Office aforesaid.

Lot 13 was acquired by Churchill Downs Incorporated, by Deed dated April 27, 1988, recorded in Deed Book 5766, Page 166, in the Office aforesaid.

Lot 14 was acquired by Churchill Downs Incorporated, by Deed dated April 27, 1986, recorded in Deed Book 5569, Page 704, in the Office aforesaid.

Lot 16 was acquired by Churchill Downs Incorporated, by Deed dated July 29, 1988, recorded in Deed Book 5791, Page 975, in the Office aforesaid.

Lot 17 was acquired by Churchill Downs Incorporated, by Deed dated November 10, 1988, recorded in Deed Book 5820, Page 97, in the Office aforesaid.

Lot 25 was acquired by Churchill Downs Incorporated, by Deed dated May 14, 1985, recorded in Deed Book 5498, Page 898, in the Office aforesaid.

Lot 26 was acquired by Churchill Downs Incorporated, by Deed dated December 27, 1986, recorded in Deed Book 5644, Page 148, in the office aforesaid.

TRACT NINE:

BEING Lots 9, 10, 11, 12, 13, 14, 21, 22, 23, 24, 25 and 26, in Block 7; lots 20 and 45 in Block 8, Lots 1 through 20 in Block 9, Lots 15, 16, 17, 26, 27, 28, 29, 30, 31, 32, 33 and 34 in Block 11; Lots 1 through 11 in Block 12, and Lots 1 through 29 in Block 14, Queen Addition to Louisville, recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

BEING all of Tracts 2, 3, 4, 5, 6 and 7 acquired by Churchill Downs, Incorporated, (formerly Churchill Downs) by Deed dated April 2, 1928, recorded in Deed Book 1328, Page 230, in the Office aforesaid.

TRACT TEN:

BEGINNING in the North line of Thornberry Street 180 feet East of its intersection with the East line of Warren Street, as measured along the North line of Thornberry Street; thence Eastwardly with the North line of Thornberry Street 60 feet, and extending back Southwardly therefrom, between lines at right angles to said North line, 60 feet to the South line of Thornberry Street.

BEING the same property acquired by Churchill Downs, Incorporated, as a result of Judgment entered February 16, 1969, in Jefferson Circuit Court Street Closing Action No. 135226, closing the above described portion of Thornberry Street.

TRACT ELEVEN:

BEING: Lots 18, 19, 20, 21, 22, 23, 24 and 25, Block 11, Queen Addition to Louisville, as shown on a Plat recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Lots 18 and 19 were acquired by Churchill Downs Incorporated, by Deed dated April 23, 1968, recorded in Deed Book 4188, Page 191, in the Office aforesaid

Lot 20 was acquired by Churchill Downs Incorporated, by Deed dated August 17, 1987, recorded in Deed Book 5702, Page 611, in the Office aforesaid.

Lots 21 and 22 were acquired by Churchill Downs Incorporated, by Deed dated May 15, 1987, recorded in Deed Book 5677, Page 943, in the Office aforesaid.

Lot 23 was acquired by Churchill Downs Incorporated, by Deed dated June 23, 1976, recorded in Deed Book 4864, Page 124, in the Office aforesaid.

Lot 24 was acquired by Churchill Downs Incorporated, by Deed dated May 3, 1967, recorded in Deed Book 4246, Page 538, in the Office aforesaid.

Lot 25 was acquired by Churchill Downs Incorporated, by Deed dated July 16, 1969, recorded in Deed Book 4289, Page 318, in the Office aforesaid

TRACT TWELVE:

BEING Lots 15, 16, 17, 18, 19, 39, 40, 41, 42, 43 and 44, Block 8, Queen Addition to Louisville, as shown on a Plat recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Lot 15 was acquired by Churchill Downs Incorporated, by Deed dated April 12, 1990, recorded in Deed Book 5942, Page 65, in the Office aforesaid.

Lot 16 was acquired by Churchill Downs Incorporated, by Deed dated December 5, 1989, recorded in Dead Book 5919, Page 278, in the Office aforesaid.

Lots 17 and 18 were acquired by Churchill Downs Incorporated, as Parcel 20 in a Deed dated December 28, 1987, recorded in Deed Book 5738, Page 756, in the Office aforesaid.

Lot 19 was acquired by Churchill Downs Incorporated, by Deed dated October 9, 1987, recorded in Deed Book 5719, Page 157, in the Office aforesaid.

Lot 39 was acquired by Churchill Downs Incorporated, by Deed dated September 30, 1988, recorded in Deed Book 5809, Page 54, in the Office aforesaid.

Lot 40 was acquired by Churchill Downs Incorporated, by Deed dated January 9, 1989, recorded in Deed Book 5834, Page 433, in the Office aforesaid.

Lot 41 was acquired by Churchill Downs Incorporated, by Deed dated October 21, 1988, recorded in Deed Book 5814, Page 593, in the Office aforesaid.

Lot 42 was acquired by Churchill Downs Incorporated, by Deed dated October 14, 1988, recorded in Deed Book 5812, Page 906, in the Office aforesaid.

Lot 43 was acquired by Churchill Downs Incorporated, by Deed dated November 30, 1990, recorded in Deed Book 6016, Page 639, in the Office aforesaid.

Lot 44 was acquired by Churchill Downs Incorporated, by Deed dated December 14, 1988, recorded in Deed Book 5828, Page 341, in the Office aforesaid.

TRACT THIRTEEN:

BEING Lots 1, 2, 3, 4, 5, 6, 7, 8, 15, 16, 17, 18, 19 and 20, Block 7, in Queen Addition to Louisville, as shown on a Plat recorded in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Lots 1, 16, 17, 18 and 19 were acquired by Churchill Downs Incorporated, by Deed dated May 9, 1979, recorded in Deed Book 5089, Page 518, in the Office aforesaid.

Lot 2 was acquired by Churchill Downs Incorporated, by Deed dated April 12, 1971, recorded in Deed Book 4408, Page 299, in the Office aforesaid.

Lot 3 was acquired by Churchill Downs Incorporated, by Deed dated February 5, 1971, recorded in Deed Book 4401, Page 195, in the Office aforesaid.

Lots 4 and 5 were acquired by Churchill Downs Incorporated, by Deed dated April 7, 1975, recorded in Deed Book 4776, Page 453, in the Office aforesaid.

Lot 6 was acquired by Churchill Downs Incorporated, by Deed dated January 22, 1975, recorded in Deed Book 4770, Page 36, in the Office aforesaid.

Lot of 7 was acquired by Churchill Downs incorporated, by Deed dated October 29, 1971, recorded in Deed Book 4468, Page 337, in the Office aforesaid.

Lot 8 was acquired by Churchill Downs Incorporated, by Deed dated July 30, 1973, recorded in Deed Book 4648, Page 344, in the Office aforesaid.

Lot 15 was acquired by Churchill Downs Incorporated, by Deed dated January 9, 1974, recorded in Deed Book 4695, Page 236 (the South 90 feet of said lot) and by a Deed dated January 9, 1974, recorded in Deed Book 4695, Page 252 (the North 70 feet of said lot), both recorded in the Office aforesaid.

Lot 20 was acquired by Churchill Downs Incorporated, by Deed dated May 10, 1967, recorded in Deed Book 4246, Page 539, in the Office aforesaid.

EXCLUDING AND EXCEPTING from Tracts 1-13 above, so much as was conveyed to the City of Louisville for the use and benefit of the Department of Public Works, by Deed dated December 15, 1998, recorded in Deed Book 7162, Page 192, in the Office aforesaid.

TRACT FOURTEEN:

BEGINNING in the East line of Fourth Street at a point 160 feet South of Central Avenue; running thence Southwardly along the East line of Fourth Street, 33 feet, and thence extending back Eastwardly between fines parallel with Central Avenue, 190 feet to an alley.

BEING the same property acquired by Churchill Downs Incorporated, by Deed dated April 1, 1991, recorded in Deed Book 6050, Page 684, in the Office aforesaid

TRACT FIFTEEN:

BEGINNING on the East side of Fourth Street 220 feet South of Central Avenue; running thence Eastwardly, in a line parallel with Central Avenue, 190 feet to an alley, thence Southwardly along the West side of said alley, 25 feet 9-1/3 inches; thence Westwardly in a line parallel with Central Avenue, 190 feet to the East side of the National Turnpike Road; thence Northwestwardly along the East side of said National Turnpike Road, 13 feet 5 inches to the East side of Fourth Street; thence Northwardly along the East side of Fourth Street, 12 feet 10 inches to the beginning.

BEING the same property acquired by Churchill Downs Incorporated, by Deed dated June 7, 1985, recorded in Deed Book 5504, Page 646, in the Office aforesaid.

TRACT SIXTEEN:

PARCEL 1, DESCRIBED IN DEED BOOK 5485, PAGE 952:

BEGINNING on the West side of Third Street at point 275 feet South of Central Avenue; running thence Southwardly along the West Line of Third Street 25 feet, and thence extending back Westwardly between parallel fines of uneven length to an alley.

PARCEL 2, DESCRIBED IN DEED BOOK 5485, PAGE 952

BEGINNING in the West line of Third Street, 325 feet South of the Southwest corner of Central Avenue and Third Street; thence with the West line of Third Street, South 25 feet and extending back west the same width throughout, between lines parallel with Central Avenue, 145 feet, more or less to an alley, the North line being coincident with the South line of the tract conveyed to Buckner Board, by Deed of record in Deed Book 487, Page 197, in the Office of the Clerk of Jefferson County, Kentucky, and the South line being coincident with the North line of the tract conveyed to W. F. Jewell and wife, by Deed of record in Deed Book 1022, Page 340, in the Office aforesaid.

PARCEL 3, DESCRIBED IN DEED BOOK 5485, PAGE 952:

BEGINNING at a point in the West line of Third Street, 300 feet South of the Southwest corner of Third Street and Central Avenue; running thence Southwardly with the West fine of Third Street, 25 feet and thence at right angles to Third Street, Westwardly 140 feet, more or less to the alley as laid off January 1, 1894; and thence with the alley Northwardly 25 feet; and thence Eastwardly 150 feet, more or less to Third Street the point of beginning.

PARCEL 1, DESCRIBED IN DEED BOOR 5485, PAGE, 954:

BEGINNING at a point on the East side of National Turnpike Road, 152 feet 6 inches Southeastwardly from the intersection of said Road and Fourth Street, which point is 232 feet South of the intersection of Fourth Street and Central Avenue; thence running Southeastwardly along said Turnpike Road, 28 feet; thence Eastwardly and parallel with Central Avenue, 150 feet, more or less to an alley, thence Northwestwardly with said alley, 28 feet; thence Westwardly and parallel with Central Avenue, 150 feet, more or less to said Turnpike the point of beginning. Said lot is 25 feet wide and the South line thereof is 25 feet North of and runs parallel with "Q" Street, if extended and laid off according to the plan of Churchill Addition to the City of Louisville.

PARCEL 2, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING on the East side of National Turnpike Road, 200 feet Southeastwardly from where Fred Ad. Brink's or Ad Brunk's South line joins Fourth Street, which point is 220 feet South from the Southeast corner of Fourth Street and Central Avenue; thence Southeasterly with the East line of said Turnpike Road, 40 feet, more or less to the North line of the lot sold St. John Boyle; thence Eastwardly with said line, 145 feet, more or less to the Western line of another lot sold said Boyle, which fronts Third Street; thence Northwardly with said line, 15 feet; thence Northwesterly 25 feet, more or less to the Southeast corner of the land theretofore sold the Saxe Building Company, thence with said line Westwardly, 140 feet, more or less to the beginning. The intention of this deed is to convey in the eighth lot of land described the 40 feet of ground, more or less lying between the land conveyed to St. John Boyle, fronting on the pike, and the land heretofore sold to said Saxe Building Company and extending to the middle of the Turnpike Road.

PARCEL 3, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING at what would be the Northeast corner of the National Turnpike Road and "Q" Street, if said ground was laid off according to Churchill's plat of South Louisville; running thence Eastwardly along the North line of "Q" Street, if laid out as above 140 feet, more or less to an alley; thence Northwardly along the West line of said alley, 25 feet; thence Westwardly, 140 feet, more or less to the National Turnpike Road; thence Southwardly along the Eastwardly side of the National Turnpike Road to the point of beginning.

PARCEL 4, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING at a point in the East line of Oakdale Avenue, formerly Old National Turnpike, as now improved, said beginning point being the most Southwesterly corner of Parcel conveyed to I.T. and M. Smith by Deed recorded in Deed Book 2298, Page 101, in the Office of the Clerk of Jefferson County, Kentucky; running thence in an Eastwardly direction with the South line of parcel conveyed in Deed Book 2298, Page 101, in the Office aforesaid, 190.44 feet to the West fine of a 20 foot alley, as now improved; thence in a Southeastwardly direction with the West line of said alley as now improved, 2529 feet; thence in a Westwardly direction to the East line of Oakdale Avenue, as now improved and parallel to the South line of the above-mentioned parcel, recorded in Deed Book 2298, Page 101, in the Office aforesaid, 184.78 feet; thence in a Northwesterly direction with the East line of Oakdale Avenue, as now improved, 27.21 feet to the point of beginning.

PARCEL 5, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING at a point in the East fine of Oakdale Avenue, as now improved, said point being 27.21 feet Southeastwardly of the most Southwesterly corner of parcel conveyed to I.T. and M. Smith by Deed recorded in Deed Book 2298, Page 101, in the Office of the Clerk of Jefferson County, Kentucky; thence in an Easterly direction and parallel to parcel conveyed to I.T. and M. Smith aforesaid, 184.78 feet to the West line of a 20 foot alley as now improved; thence in a Southeasterly direction with the West line of said alley, as now improved, 25.38 feet; thence in a Westerly direction and parallel to parcel aforesaid, 179.10 feet to the East line of Oakdale Avenue, as now improved; thence in a Northwestwardly direction, 27.31 feet to the point of beginning.

PARCEL 6, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING at a point in the East line of Oakdale Avenue, as now improved, said point being 54.52 feet Southeastwardly of the most Southwesterly corner of parcel conveyed to I.T. and M. Smith, by Deed recorded in Deed Book 2298, Page 101, in the Office of the Clerk of Jefferson County, Kentucky; thence in an Easterly direction and parallel to parcel conveyed to the aforesaid Smiths, 179.10 feet to the West line of a 20 foot alley, as now unproved; thence in a Southeasterly direction with the west line of said alley, as now improved, 25.85 feet; thence in a Westerly direction and parallel to above parcel conveyed to I.T. and M. Smith, 173.32 feet to the East line of Oakdale Avenue; thence in a Northwesterly direction, 27.84 feet to the point of beginning.

PARCEL 7, DESCRIBED IN DEED BOOK 5485, PAGE 954:

BEGINNING at a point in the East line of Oakdale Avenue, said point being 82.36 feet Southeastwardly of the most Southwesterly corner of parcel conveyed to I.T. and M. Smith, by Deed recorded in Deed Book 2298, Page 101, in the Office of the Clerk of Jefferson County, Kentucky; thence in an Easterly direction and parallel to parcel aforesaid, 173.32 feet to the West line of a 20 foot alley as now improved; thence in a Southeasterly direction with the West line of said 20 foot alley, 25.55 feet; thence in a Westerly direction and parallel to the aforesaid parcel conveyed to I.T.

and M. Smith, 167.61 feet to the Fast line of Oakdale Avenue; thence in a Northwesterly direction with the East line of Oakdale Avenue, 27.50 feet to the point of beginning.

PARCEL 8, DESCRIBED IN DEED BOOK 5485, PAGE 954;

BEGINNING at a point in the East line of Oakdale Avenue, said point being 109.86 feet Southeastwardly of the most Southwesterly corner of parcel conveyed to I.T. and M. Smith, by Deed of record in Deed Book 2298, Page 101, in the Office of the Clerk of Jefferson County, Kentucky; thence in an Easterly direction and parallel to parcel conveyed to the aforesaid LT. and M. Smith, 167.61 feet to the West line of an alley 20 feet in width thence in a Southeasterly direction with the West line of said alley 26.78 feet; thence: in a Westerly direction and parallel to parcel conveyed to the aforesaid I.T. and M. Smith, 165.72 feet to the East line of Oakdale Avenue; thence in a Northwesterly direction, 28.82 feet to the point of beginning.

BEING the same property acquired by Churchill Downs Incorporated, by Deeds dated April 18, 1985, and recorded in Deed Book 5485, Page 952 and in Deed Book 5485, Page 954, both in the Office aforesaid.

TRACT SEVENTEEN:

PARCEL I

BEGINNING on the East side of National Turnpike Road, 525 feet Southwardly from Central Avenue, as measured on a line at right angles thereto; running thence Southwardly along the East line of said Turnpike, 33-1/3 feet; thence Eastwardly and parallel with Central Avenue, 116 feet to a 20 foot alley; thence Northwardly 30 feet 1-1/2 inches to the Southeast corner of the lot conveyed by George W. Hicks and wife, to O.P. Elzey by Deed recorded in deed Book 569, Page 150, in the Office of the Clerk of Jefferson County, Kentucky, thence with the South line of said lot Westwardly 128 feet 1-1/2 inches, as measured parallel with Central Avenue to the Eastern line of the National Turnpike Road, the point of beginning.

PARCEL 2:

BEGINNING on the East side of Oakdale Avenue (formerly National Turnpike Road) 495 feet South of Central Avenue, as measured on a line at right angles thereto; running thence Southwardly along the East side of Oakdale Avenue 33 feet 4 inches; thence Eastwardly and parallel with Central Avenue, 128 feet 1-1/2 inches to a 20-foot alley; thence Northwardly along the West line of said alley, 30 feet 11-1/2 inches to a point 135 feet 3 inches Fast of the East fine of Oakdale Avenue, as measured on a line parallel with Central Avenue; running thence Westwardly and parallel with Central Avenue, 135 feet 3 inches to the beginning. TOGETHER WITH that right to use as an alleyway a strip of land 20 feet wide immediately East of the land hereinabove described extending from the Northern line of the tract hereinabove described along the Fast boundary line of said tract to a point 20 feet South of that North line hereof.

PARCEL 3:

BEGINNING in the center of the National Turnpike Road, 460 feet South of Central Avenue, formerly "P" Street, measured on a line parallel with Third Street; thence Eastwardly parallel with Central Avenue, 173 feet 9 inches, more or less to the West line of the property conveyed in Deed from Louise K. Paine, widow, to W. L. Taylor, dated May 29, 1919, recorded in Deed Book 913, Page 501, in the Office of the Clerk of Jefferson County, Kentucky; thence Southwardly with the West line of same, 35 feet more or less to the South line of the lot conveyed to Charles H. Paine, by Deed recorded in Deed Book 642, Page 428, in the Office aforesaid; thence westwardly with the South line of said last named lot and parallel with Central Avenue, 156 feet 10 inches, more or less to the center of the National Turnpike Road; thence with the center of said road, Northwestwardly, 38 feet 7 inches to the beginning.

BEING property acquired by Churchill Downs Incorporated, by Deed dated May 6, 1987, recorded in Deed Book 5677, Page 73, in the Office aforesaid.

NOTE A Deed of Consolidation dated August 30, 1988, recorded in Deed Book 5806, Page 297, in the Office aforesaid, attempted to consolidate the description for Tracts 15, 16 and 17 above. The description in that Deed, however, contains errors.

TRACT EIGHTEEN:

PARCEL I

BEGINNING in the Northern line of Oakdale Terrace, at a point 100 feet West of Third Street Road; running thence Westwardly with the North line of Oakdale Terrace and with the same, if extended, to a point where it would intersect the Eastern line of Fourth Street, if extended Southwardly; thence Northwardly with the Eastern line of Fourth Street, if extended, to a point in said line 1283-3/12 feet South of "P" Street; thence Eastwardly in a line with the property conveyed to the Oakdale Land Company, by Isabella Lloyd by Deed recorded in Deed Book 628, Page 2, in the Office of the Clerk of Jefferson County, Kentucky, 25 feet 8 inches, more or less, so as to include a two-foot strip marked "2 feet reserved" on the map of Oakdale Terrace Subdivision, and lying at the Western end of a ten foot alley shown on said plat, and being the most Northern alley in said subdivision; thence Southwardly with the Eastern line of said two-foot strip, 10 feet, more or less, to the Southern line of said alley; thence Eastwardly with the Southern line of said alley to a point 100 feet West of Third Street Road; thence Southwardly in a line parallel with Third Street Road, 100 feet to the point of beginning; together with so much of said 10 foot alley as reverted upon its closing in Deed Book 4117, Page 397, in the Office aforesaid.

PARCEL 2:

BEGINNING al the Southwest corner of Oakdale Terrace and Third Street Road or National Turnpike Road; running thence Westwardly along the South side of Oakdale Terrace as established by Plat of Oakdale Terrace Subdivision, recorded in Road Route Book 2, Page 77, and by Deed recorded in Deed Book 616, page 6, both in the Office of the Clerk of Jefferson County, Kentucky, 267 feet 11 inches, more or less, to the East line of Fourth Street, if extended; thence Southwardly along the East line of Fourth Street, if extended, 163 feet 2 inches to Thompson's original North line; thence with said line, Eastwardly 49 feet to an alley; thence Northeastwardly along the Northwest line of said alley, 82 feet to a point in the North line of Oakdale Addition; thence Eastwardly with said line, being also the Northerly line of an alley, 189 feet 3 inches to Third Street Road or National Turnpike Road; thence Northwardly along the Westerly side of said Road, 100 feet 10 inches to the beginning.

BEING the same property acquired by Churchill Downs Incorporated, by Deed dated November 27, 1989, recorded in Deed Book 5917, Page 204, in the Office aforesaid.

TRACT 19:

BEGINNING at a point al the Southeast corner of a trail conveyed to George Commer of record in Deed Book 5735, Page 323, in the Office of the Clerk of Jefferson County, Kentucky, in the West line of Oakdale Avenue; thence with said right-of-way line, South 04 degrees 33 minutes 00 seconds East 225.02 feet to a point at the Northeast corner of a tract conveyed to Churchill Downs, Inc., of record in Deed Book 5917, Page 204, in the Office aforesaid; thence with said tract, South 85 degrees 22 minutes 08 seconds West, 100.00 feet to a point; thence North 04 degrees 33 minutes 00 seconds West, 135.02 feet to a point; thence South 85 degrees 22 minutes 08 seconds West, 119.92 fed to a point; thence North 00 degrees 15 minutes 57 seconds West, 10.04 fed to a point; thence South 85 degrees 22 minutes 08 seconds West 23.76 fed to a point in the East right-of-way line of Fourth Street; thence with said right-of-way line, North 04 degrees 20 minutes 43 seconds East 91.12 feet to a point at the Southwest corner of a tract conveyed to Alexander Hearthill, of record in Deed Book 4300, Page 22, in the Office aforesaid; thence with said tract, North 85 degrees 22 minutes 08 seconds East, 228.81 fed to the point of beginning.

BEING the same property acquired by Churchill Downs Incorporated, by Deed dated January 12, 1998, recorded in Deed Book 6985, Page 314; by a Deed of Correction recorded in Deed Book 7145, Page 540; by City of Louisville Ordinance No. 118, Series 1998, which closed a ten-foot alley, and by a Deed of Consolidation dated December 7, 1998, recorded in Deed Book 7148, Page 335, all recorded in the Office aforesaid.

3722 Oakdale
Louisville, Kentucky

<u>TRACT I</u>

BEGINNING at a point in the center fine of Oakdale Avenue (formerly National Turnpike) 230.05 feet North of Straders North line; running thence Northwardly along the center line of said Oakdale Avenue twenty-five feet and extending back Westwardly that width throughout between lines parallel with Strader's North line, 141 feet to the center of a private alley.

TRACT II

BEGINNING al a point in the center line of National Turnpike or Old Third Street Road 2051 /2 feet North of Strader's North line; thence Westwardly and parallel with Strader's Noah line South 87 degrees 34 minutes West 233 7/12 feet to a stake in Thompson's East line; thence with Thompson's lire North 2 degrees 4 minutes East 25 feet there Eastwardly and parallel with Strader's North line 231 7/12 feet more or less to the center line of Third Street thence with the center line of Third Street 2 degrees 30 minutes East 25 feet to the beginning.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated September 4, 2002, of record in Deed Book 7952, Page 810, in the Office of the Clerk of Jefferson County, Kentucky.

3730 - 3732 Oakdale
Louisville, Kentucky

BEGINNING in the center line of the National Turnpike Road, now OAKDALE AVENUE, 356.5 feet North of Strader's Northeast corner, which corner is also the Northwesterly corner of the intersection formed by Oakdale Avenue and 10 foot alley 10 feet North of the Northwest corner of Oakdale Avenue and Oakdale terrace; thence Northwardly along the center line of said road, 25 feet, and extending back Westwardly, between lines parallel with Strader's North line, 123 feet.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated August 15, 2002, of record in Deed Book 7942, Page 315, in the Office of the Clerk of Jefferson County, Kentucky.

1001 - 1003 Thornberg
Louisville, Kentucky

BEING Lots Numbered Twenty-six (26) and Twenty-seven (27), Block Ten (10) Queen Addition, a map or plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky. PROVIDED there is also conveyed an easement for the purposed of ingress and egress and the maintenance and use of a certain dwelling house partially situated thereon, described as follows:

BEGINNING at a point, which point is the Northeast corner of Lot 25, in Block Ten (10), Queen Addition, a map or plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk aforesaid; thence with the North line of Lot No. 25 aforesaid, Westwardly 3 feet to a stake in said North line of said Lot No. 25; thence Southwardly along a line parallel to the Fist fine of said Lot No. 25, 30 feet to a stake; thence Eastwardly along a line parallel to the North line of said Lot No. 25, 3 feet to a stake in the East line of said Lot No. 25; thence with the East line of Lot No. 25; thence with the line of Lot No. 25, Northwardly 30 feet to a stake and the point of beginning.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated August 12, 2002, of record in Deed Book 7959, Page 84.5, in the Office of the Clerk of Jefferson County, Kentucky.

917 Racine
Louisville, Kentucky

BEGINNING at a point on the North side of Racine Avenue (formerly "Q" Surd), 240 feet West of 9th Street; running thence West along the North line of Racine Street, 30 feet, and extending back of that same width at right angles to Racine Street, 160 feet to a 20 foot alley; being Lot 15, Block 6, Queen Addition, a plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Jefferson County Court Clerk, Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated September 27, 2002, of record in Deed Book 7969, Page 876, in the Office of the Clerk of Jefferson County, Kentucky.

1012 Homeview
Louisville, Kentucky

BEING Lot 5, Block 10, as shown on plat of Queen Addition, recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of the County Court of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated October 2, 2002, of record in Deed Book 7972, Page 74, in the Office of the Clerk of Jefferson County, Kentucky.

915 Racine
Louisville, Kentucky

BEGINNING at a point on the North side of Racine Avenue, (formerly "Q" Street), 210 feet West of 9th Street; and running West along the North line of Racine Avenue, 30 feet; thence extending back of the same width throughout, at right angles to Racine Avenue, 160 feet to a 20 foot alley, being also Lot #16, Block #6, in the QUEEN ADDITION, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated October 25, 2002, of record in Deed Book 7990, Page 71, in the Office of the Clerk of Jefferson County, Kentucky.

3720 Oakdale
Louisville, Kentucky

BEGINNING in the center line of the National Turnpike Road or the Old Third Street Road 381 I feet North of Strader's Northeast corner; thence Northwardly along the center of said Road 26 feet, end extending back Westwardly between lines parallel with Strader's North line, 123 feet.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated November 1, 2002, of record in Deed Book 7994, Page 284, in the Office of the Clerk of Jefferson County, Kentucky.
3734 Oakdale
Louisville, Kentucky

BEGINNING in the center line of Oakdale Avenue, formerly National Turnpike Road, at a point 255.5 fed Northwardly from its intersection with Strader's North line, running thence Northwardly with the center line of Oakdale Avenue, 25 feet, and thence extending back Westwardly between lines parallel with Shader's North line, 125 feet.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated November 8, 2002, of record in Deed Book 7999, Page 794, in the Office of the Clerk of Jefferson County, Kentucky.

912 Homeview
Louisville, Kentucky

BEING Lot 10, Block 11 in Queens Addition, as shown on Plat of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated November 12, 2002, of record in Deed Book 8000, Page 855, in the Office of the Clerk of Jefferson County, Kentucky.

3146 3rd
Louisville, Kentucky

BEGINNING on the West side of Third Street, 555 feet South of Central Avenue (formerly "P" Street); running thence Southwardly along the West side of Third Street 22 feet, and extending back Westwardly, the same width between lines parallel with Central Avenue, the North line measuring 110 feet, more or less and the South line measuring 108 feet 9 inches, more or less, to an alley.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated November 11, 2000, of record in Deed Book 7544, Page 338, in the Office of the Clerk of Jefferson County, Kentucky.

3724 Oakdale
Louisville, Kentucky

BEGINNING at a point in the center line of the Oakdale Avenue, formerly called National Turnpike Road, 305 1/2 North of Strader's North line, thence Westwardly and parallel with Strader's North line, South 87 degrees 34 minutes West 123 feet to a stake, thence Northwardly in a line parallel with the: center line of Oakdale Avenue 51 feet, thence Eastwardly and parallel with the first line named;

123 feet to the center line of Oakdale Avenue; thence with the center line of said Avenue. Southwardly 51 feet to the beginning.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated February 26, 1999, of record in Deed Book 7195, Page 234 in the Office of the Clerk of Jefferson County, Kentucky.

3713 So. 4th Street
Louisville, Kentucky

BEGINNING at a stake on the Eastern line of Fourth Street, extended 662-10/12 feet South of "P" Street or Central Avenue, arid running thence South 86 degrees 12 minutes East 127 feet to a stake in the Northern line of the Hunt Tract; Southwestwardly 37-5/12 feet; thence Westwardly and at right angles to Fourth Street extended 100 feet, more or less to a stake in the Eastern line of Fourth Street, extended; thence with the Eastern line of Fourth Street, extended, North 5 degrees East 26-1/2 feet to the point of beginning.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated February 18, 2000, of record in Deed Book 7403, Page 49, in the Office of the Clerk of Jefferson County, Kentucky.

1002 Queen
Louisville, Kentucky

BEING Lot 2, Block 3, J.E. DAWKINS COMPANY'S SUBDIVISION, plat of which is of record in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of the County Court of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated October 12, 1999, of record in Deed Book 7335, Page 903, in the Office of the Clerk of Jefferson County, Kentucky.

930 Racine
Louisville, Kentucky

Beginning at a point on the South side of Racine Avenue (formerly "Q" Street), 435 feet West of 9th Street; thence Westwardly along the South side of Racine Avenue 65 feet and extending back Southwardly at right angles to Racine Avenue, and of equal width throughout 170 feet to a 20 foot alley; being the Eastern 20 feet of Lot 4, Lot 5 and the Western 15 feet of Lot 6, Block 8 in Queen Addition, of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated July 12, 1999, of record in Deed Book 728, Page 105, in the Office of the Clerk of Jefferson County, Kentucky.

947 Homeview
Louisville, Kentucky

Being Lot 26 in Block 8 in Queen Addition, a map or plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated April 18, 2000, of record in Deed Book 7432, Page 996, in the Office of the Clerk of Jefferson County, Kentucky.

931 Homeview
Louisville, Kentucky

Beginning at a point on the North side of "R" Street, Four Hundred and Twenty (420) feet West of Ninth Street; extending Sixty (60) feet West and extending back Northwardly, between parallel lines, One Hundred and Seventy (170) feet to an alley, Twenty (20) feet wide; being Lots Numbered Thirty (30) and Thirty-One (31) in Block Numbered Eight (8), Queen Addition.

Being the seine property conveyed to Churchill Downs Incorporated by Deed dated June 23, 1999, of record in Deed Book 7268, Page 825, in the Office of the Clerk of Jefferson County, Kentucky.

1008 Homeview
Louisville, Kentucky

Being Lot 7, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated September 18, 2001, of record in Deed Book 7728, Page 722, in the Office of the Clerk of Jefferson County, Kentucky.

1007 Thornburg
Louisville, Kentucky

Being Lot 24, Block 10, Queen Addition, plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated August 23, 2001, of record in Deed Book 7712, Page 281, in the Office of the Clerk of Jefferson County, Kentucky.

926 Racine
Louisville, Kentucky

BEGINNING at a point in the South line of "Q" Street, now Racine, 390 feet West of the Southwest corner of 9th and "Q" Streets; running thence West with the South line of "Q" Street 30 feet and extending back Southwardly between lines parallel with 9th Street 170 feet to an alley, and Being Lot #7, in Block #8, in Queen's Addition, a map or plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated June 27, 2001, of record in Deed Book 7674, Page 236, in the Office of the Clerk of Jefferson County, Kentucky

921 Racine
Louisville, Kentucky

Being Lot Number 13, Block Number 6, Queen Addition, Plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky and more particularly described as follows:

Beginning on the North side of Racine Street (formerly "Q" Street) 300 feet West of Ninth Street; thence West along the North side of Racine Street, 30 feet; and extending back same width, between lines parallel, and at right angles to Racine Street, 170 feet to a 20 foot alley.
Begin the same property conveyed to Churchill Downs Incorporated by Deed dated January 3, 2001, of record in Deed Book 7568, Page 237, in the Office of the Clerk of Jefferson County, Kentucky.

924 Racine
Louisville, Kentucky

EXHIBIT A

Being Lot 8 in Block 8 in Queens Addition to Louisville, a map of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky, and which is further described as follows Beginning at a point on the South side of Racine Street (formerly Q Street) 360 feet West of 9th Street; running thence West along the South side of Racine Street 30 feet; thence extending back of the same width throughout at right angles to Racine Street 170 feet to a 20 foot alley.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated December 1, 2000, of record in Deed Book 7553, Page 515, in the Office of the Clerk of Jefferson County, Kentucky.

1016 Homeview
Louisville, Kentucky

BEGINNING at a point in the southside of Homeview Drive (formerly "R" Street and Thornberry Avenue) 240 feet west of 10th Sheet, nesting thence Westwardly along the south side of Homeview Drive 30 feet, and extending back Southwardly between parallel lines of that width throughout, 150 feet to an alley; Being Lot 3, in Block 10, in Queen Addition, plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of the County Court of Jefferson County, Kentucky.

914 Racine
Louisville, Kentucky

BEGINNING at a point in the South line of Racine Sheet, 210 feet West of Ninth Street; running thence Westwardly along the South side of Racine Street 30 feet; thence back Southwardly of the same width throughout, between lines at right angles to Racine Street, 170 feet to an alley, and being Lot 13 at Block 8, Queen Addition.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated August 29, 2000, of record in Deed Book 7504, Page 658, in the Office of the Clerk of Jefferson County, Kentucky.

3150 S. 3rd
Louisville, Kentucky

BEGINNING on the West side of Third Street 599 feet South of Central Avenue (formerly "P" Street); thence Southwardly along the West side of Third Street 22 feet and extending back Westwardly between lines parallel with Central Avenue to the East fine of an alley established in Deed Book 794, Page 320, in the Office of the Clerk of Jefferson County, Kentucky, the North line measuring 107 feet 7 inches, and the South line measuring 106 feet 10 inches, more or less.

Begin the same property conveyed to Churchill Downs Incorporated by Deed dated August 28, 2000, of record in Deed Book 7503, Page 749, in the Office of the Clerk of Jefferson County, Kentucky

3144 S. 3rd
Louisville, Kentucky

BEGINNING on the West side of Third Street 530 feet West of Central Avenue; thence running South along the West side of Third Street 25 feet; thence West in a line parallel with Central Avenue, 110 feet to a private alley 20 feet wide; thence Northwestwardly with the East line of said alley 25 feet, 1-1/4 inches; thence East in a line parallel with Central Avenue, 112 feet, 1 inch to the point of BEGINNING.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated November 15, 2001, of record in Deed Book 7764, Page 420, in the Office of the Clerk of Jefferson County, Kentucky.

3118 Bohannan
Louisville, Kentucky

Being Lot 8, Block 5, Queen Addition to Louisville, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.
Being the same property conveyed to Churchill Downs Incorporated by Deed dated November 29, 2001, of record in Deed Book 7772, Page 274, in the Office of the Clerk of Jefferson County, Kentucky.

1014 Homeview
Louisville, Kentucky

Beginning on the south side of Homeview Drive, 210 west of 10th Street; running thence westwardly along the south side of Homeview Drive 30 feet, and extending bade southwardly of that width throughout, between lines parallel with 10th Street 150 feet to an alley; being Lot 4, Block 10, to Queen Addition to Louisville, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated March 4, 2002, of record in Deed Book 7832, Page 150, in the Office of the Clerk of Jefferson County, Kentucky.

3709 So. 4th
Louisville, Kentucky

BEGINNING at a point in the Fast line of Fourth Street, said point being 252 feet 10 inches South from the intersection of the East line of Fourth Street and the West line of Oakdale Avenue, formerly Third Street Road, as measured along the East line of Fourth Street, thence with the East line of Fourth Street, South 5 degrees 9 minutes West 27 feet to a stake in the East line of Fourth Street thence South 86 degrees 12 minutes East 126.17 feet to a stake in the West line of Oakdale Avenue; thence North 19 degrees 30 minutes West along the West line of Oakdale Avenue 2933 feet to a stake in the West line of Oakdale Avenue, thence North 86 degrees 12 minutes West 114 feet to a stake in the East tine of Fourth Street and the point of beginning.

Being the same property conveyed to Churchill Downs Incorporated by Deed dated May 21, 2002, of record in Deed Book 7885, Page 40, in the Office of the Clerk of Jefferson County, Kentucky.

a) DESCRIPTION

a) TRACT NO. 20: 3722 OAKDALE AVENUE

Parcel I: Beginning at a point in the center line of Oakdale Avenue, 230.05 feet North of Strader's North line; running thence Northwardly along the center line of said Oakdale Avenue, 25 feet and extending back Westwardly that width throughout between lines parallel with Strader's North line, 141 feet to the center of a private alley.

TAX DATA: District 11, Block 051E, Lot 0094, Sublot 0000.

Parcel II: Beginning at a point in the center line of Oakdale Avenue, 205-1/2 feet North of Strader's North line; thence Westwardly and parallel with Strader's North line, South 87 degrees 34 minutes West 233-7/12 feet to a stake in Thompson's East line; thence with Thompson's line, North 2 degrees 4 minutes East 25 feet; thence Eastwardly and parallel with Strader's North line, 231-7/12 feet, more or less, to the center line of Third Streets thence with the center line of Third Street, 2 degrees 30 minutes East 25 feet to the beginning; EXCEPTING THEREFROM so much of said property as was conveyed to Alvin J. Owsly and Lillian Owsly, his wife, by Deed dated July 13, 1957, and recorded in Deed Book 3458, Page 285, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0078, Sublot 0000.

A. TRACT NO. 21: 3730-3732 OAKDALE AVENUE

Beginning in the center line of Oakdale Avenue, 356.5 feet North of Strader's Northeast corner, which corner is also the Northwesterly corner of the intersection formed by Oakdale Avenue and the 10 foot alley 110 feet North of the Northeast corner of Oakdale Avenue and Oakdale Terraces thence Northwardly along the center line of said road, 25 feet and extending back Westwardly, between lines parallel with Strader's North line, 123 feet.

TAX DATA: District 11, Block 051E, Lot 0073, Sublot 0000.

A. TRACT N0. 22: 1001-1003 THORNBERRY AVENUE

Being Lots 26 and 27, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky. Provided there is also conveyed an easement for the purpose of ingress and egress and the maintenance and use of a certain dwelling house partially situated thereon, described as follows: Beginning at a point, which point is the Northeast corner of Lot 25, Block 10, Queen Addition, plat of which is recorded in Plat and Subdivision Book 1, Page 37, in the Office aforesaid; thence with the North line of Lot 25 aforesaid, Westwardly 3 feet to a stake in said North line of said Lot 25, thence Southwardly along a line parallel to the East line of said Lot 25, 30 feet to a stakes thence Eastwardly along a line parallel to the North line of said Lot 25, 3 feet to a stake in the East line of said Lot 25; thence with the East line of Lot 25; thence with the line of Lot 25, Northwardly 30 feet to a stake and the point of beginning.

TAX DATA: District 11, Block 051B, Lot 0052 & 0099, Sublot 0000 & 0000.

A. TRACT N0. 23: 917 RACINE AVENUE

Beginning at a point on the North side of Racine Avenue, 240 feet West of 9th Street; running thence West along the North line of Racine Avenue, 30 feet and extending back of that same width at right angles to Racine Avenue, 160 feet to a 20 foot alley; Being Lot 15, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0084, Sublot 0000.

A. TRACT N0. 24: 1012 HOMEVIEW DRIVE

Being Lot 5, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0057, Sublot 0000.

A. TRACT N0. 25: 915 RACINE AVENUE

Beginning at a point on the North side of Racine Avenue, 210 feet West of 9th Street; running West along the North line of Racine Avenue, 30 feet; thence extending back of the same width throughout, at right angles to Racine Avenue, 160 feet to a 20 foot alley, being also Lot 16, Queen Addition, plat of which is record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0085, Sublot 0000.

a) TRACT N0. 26: 3720 OAKDALE AVENUE

Beginning in the center line of Oakdale Avenue, 381-1/2 feet North of Strader's Northeast corners thence Northwardly along the center of said Road, 26 feet and extending back Westwardly between lines parallel with Strader's North line, 123 feet.

TAX DATA: District 11, Block 051E, Lot 0072, Sublot 0000.

a) TRACT N0. 27: 3734 OAKDALE AVENUE

Beginning in the center line of Oakdale Avenue, at a point 255.5 feet Northwardly from its intersection with Strader's North line; running thence Northwardly with the center line of Oakdale Avenue, 25 feet, and thence extending back Westwardly between lines parallel with Strader's North line, 125 feet.

TAX DATA: District 11, Block 051E, Lot 0076, Sublot 0000.

a) TRACT NO. 28: 912 HOMEVIEW DRIVE

Being Lot 10, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0080, Sublot 0000.

a) TRACT NO. 29: 3146 THIRD STREET

Beginning on the West side of Third Street, 555 feet South of Central Avenue; running thence Southwardly along the West side of Third Street, 22 feet and extending back Westwardly, the same width between lines parallel with Central Avenue, the North line measuring 110 feet, more or less, and the South line measuring 108 feet 9 inches, more or less, to an alley.

TAX DATA: District 11, Block 051E, Lot 0021, Sublot 0000.

a) TRACT N0. 30: 3724 OAKDALE AVENUE

Beginning at a point in the center line of Oakdale Avenue, 305-1/2 feet North of Strader's North liner thence Westwardly and parallel with Strader's North line, South 87 degrees 34 minutes West 123 feet to a stakes thence Northwardly in a line parallel with the center line of Oakdale Avenue, 51 feet; thence Eastwardly and parallel with the first line named, 123 feet to the center line of Oakdale Avenues thence with the center line of said Avenue, Southwardly 51 feet to the beginning.

TAX DATA: District 11, Block 051E, Lot 0074, Sublot 0000.

a) TRACT NO. 31: 3713 SOUTH FOURTH STREET

Beginning at a stake on the Eastern line of Fourth Street extended, 662-10/12 feet South of Central Avenue; running thence South 86 degrees 12 minutes East 127 feet to a stake in the Northern line of the Hunt Tract; Southwestwardly 37-5/12 feet; thence Westwardly and at right angles to Fourth Street extended, 100 feet, more or less, to a stake in the Eastern line of Fourth Street extended; thence with the Eastern line of Fourth Street extended, North 5 degrees East 26-1/2 feet to the point of beginning.

TAX DATA: District 11, Block 051E, Lot 0066, Sublot 0000.

a) TRACT NO. 32: 1002 QUEEN AVENUE

Being Lot 2, Block 3, J.E. Dawkins Company's Subdivision, plat of which is of record in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051C, Lot 0019, Sublot 0000.

a) TRACT NO. 33: 930 RACINE AVENUE

Beginning at a point on the South side of Racine Avenue, 435 feet West of 9th Street; thence Westwardly along the South side of Racine Avenue, 65 feet and extending back Southwardly at right angles to Racine Avenue, and of equal width throughout, 170 feet to a 20 foot alleys being the Eastern 20 feet of Lot 4 and Lot 5, and the Western 15 feet of Lot 6, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0066, Sublot 0000.

a) TRACT N0. 34: 947 HOMEVIEW DRIVE

Being Lot 26, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0046, Sublot 0000.

a) TRACT NO. 35: 931 HOMEVIEW DRIVE

Beginning at a point on the North side of Homeview Drive, 420 feet West of Ninth Street; extending 60 feet West and extending back Northwardly, between parallel lines, 170 feet to an alley, 20 feet wider being Lots 30 and 31, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0050, Sublot 0000.

a) TRACT N0. 36: 1008 HOMEVIEW DRIVE

Being Lot 7, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0059, Sublot 0000.

a) TRACT NO. 37: 1007 THORNBERRY AVENUE

Being Lot 24, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

a) TRACT NO. 38: 926 RACINE AVENUE

Beginning at a point in the South line of Racine Avenue, 390 feet West of the Southwest corner of Ninth Street and Racine Avenues running thence West with the South line of Racine Avenue, 30 feet and extending back Southwardly between lines parallel with Ninth Street, 170 feet to an alley, and Being Lot 7, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

NOTE: Churchill Downs did not acquire all of the property in its Deed from Lula Belle Rosa, John H. Johnson and Sandra Johnson, husband and wife, recorded in Deed Book 7674, Page 236, nor in the subsequent Deed to the City of Louisville. (See Johnson's Deed recorded in Deed Book 7238, Page 307 for the correct legal description).

TAX DATA: District 11, Block 051A, Lot part 0067, Sublot 0000.

a) TRACT NO. 39: 921 RACINE AVENUE

Being Lot 13, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky, and more particularly described as follows: Beginning on the North side of Racine Avenue, 300 feet West of Ninth Street; thence West along the North side of Racine Avenue, 30 feet and extending back same width, between lines parallel, and at right angles to Racine Avenue, 170 feet to a 20 foot alley.

TAX DATA: District 11, Block 051A, Lot 0082, Sublot 0000.

a) TRACT NO. 40: 924 RACINE AVENUE

Being Lot 8, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky, and more particularly described as follows: Beginning at a point on the South side of Racine Avenue, 360 feet West of Ninth Street; running thence West along the South side of Racine Avenue, 30 feet thence extending back of the same width throughout at right angles to Racine Avenue, 170 feet to a 20 foot alley.

TAX DATA: District 11, Block 051A, Lot 0068, Sublot 0000.

A. TRACT NO. 41: 1016 HOMEVIEW DRIVE

Beginning at a point in the South side of Homeview Drive, 240 feet West of 10th Street; running thence Westwardly along the South side of Homeview Drive, 30 feet and extending back Southwardly between parallel lines of that width throughout, 150 feet to an alleys being Lot 3, Block

10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0055, Sublot 0000.

a) TRACT N0. 42: 914 RACINE AVENUE

Beginning at a point in the South line of Racine Street, 210 feet West of Ninth Street; running thence Westwardly along the South side of Racine Avenue, 30 feet; thence back Southwardly of the same width throughout, between lines at right angles to Racine Avenue, 170 feet to an alley, and being Lot 13, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0071, Sublot 0000.

a) TRACT N0. 43: 3150 SOUTH THIRD STREET

Beginning on the West side of Third Street, 599 feet South of Central Avenue; thence Southwardly along the West side of Third Street, 22 feet and extending back Westwardly between lines parallel with Central Avenue to the East line of an alley established in Deed Book 794, Page 320, in the office of the Clerk of Jefferson County, Kentucky, the North line measuring 107 feet 7 inches, and the South line measuring 106 feet 10 inches, more or less.

TAX DATA: District 11, Block 051E, Lot 0023, Sublot 0000.

a) TRACT NO. 44: 3144 SOUTH THIRD STREET

Beginning on the West side of Third Street, 530 feet West of Central Avenue; thence running South along the West side of Third Street, 25 feet; thence West in a line parallel with Central Avenue, 110 feet to a private alley 20 feet wide; thence Northwestwardly with the East line of said alley, 25 feet, 1-1/4 inches; thence East in a line parallel with Central Avenue, 112 feet, 1 inch to the point of beginning.

TAX DATA: District 11, Block 051E, Lot 0020, Sublot 0000.

a) TRACT NO. 45: 3118 BOHANNAN AVENUE

Being Lot 8, Block 5, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0030, Sublot 0000.

a) TRACT NO. 46: 1014 HOMEVIEW DRIVE

Beginning on the South side of Homeview Drive, 210 feet West of 10th Streets running thence Westwardly along the South side of Homeview Drive, 30 feet, and extending back Southwardly of that width throughout, between lines parallel with 10th Street, 150 feet to an alley; being Lot 4, Block 10, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0056, Sublot 0000.

a) TRACT N0. 47: 3709 SOUTH FOURTH STREET

Beginning at a point in the East line of Fourth Street, said point being 252 feet 10 inches South from the intersection of the East line of Fourth Street and the West line of Oakdale Avenue, as measured along the East line of Fourth Streets thence with the East line of Fourth Street, South 5 degrees 9 minutes West 27 feet to a stake in the East line of Fourth Streets thence South 86 degrees 12 minutes East 126.17 feet to a stake in the West line of Oakdale Avenues thence North 19 degrees 30 minutes West along the West line of Oakdale Avenue 29.33 feet to a stake in the West line of Oakdale Avenues thence North 86 degrees 12 minutes West 114 feet to a stake in the East line of Fourth Street and the point of beginning.

TAX DATA: District 11, Block 051E, Lot 0064, Sublot 0000.

Being a part of the same property acquired by CITY OF LOUISVILLE, KENTUCKY, by Deed dated January 1, 2002, of record in Deed Book 8033, Page 370, which was leased to CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Lease dated as of January 1, 2002, as evidenced by Memorandum of Lease recorded in Deed Book 8033, Page 414, in the Office of the Clerk of Jefferson County, Kentucky.

TRACT NO. 48:

Being Lot 27, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated November 7, 1997, of record in Deed Book 6960, Page 488, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0047, Sublot 0000.

TRACT NO. 49:

Being Lot 28, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated October 5, 1999, of record in Deed Book 7331, Page 570, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0048, Sublot 0000.

TRACT NO. 50:

Being Lot 29, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated November 11, 1999, of record in Deed Book 7335, Page 155, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0049, Sublot 0000.

TRACT N0. 51:

Being Lot 35, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated June 15, 1989, of record in Deed Book 5872, Page 156, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0052, Sublot 0000.

TRACT NO. 52: 919 HOMEVIEW DRIVE

Beginning at a point on the North side of Homeview Drive, 270 feet West of Ninth Street; running thence West along the North side of Homeview Drive, 30 feet and extending back Northwardly of the same width throughout, between lines at right angles to Homeview Drive, 170 feet to a 20 foot alley, and being Lot 36, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being Parcel 11 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0053, Sublot 0000.

A. TRACT N0. 53: 917 HOMEVIEW DRIVE

Beginning at a point on the North side of Homeview Drive, 240 feet West of Ninth Street; running thence West along the North side of Homeview Drive 30 feed thence extending back Northwardly of the same width throughout at right angles to Homeview Drive, 170 feet to a 20 foot alley; being Lot 37, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated February 14, 1989, of record in Deed Book 5842, Page 482, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0054, Sublot 0000.

TRACT N0. 54:

Being Lot 38, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 5, 1997, of record in Deed Book 6971, Page 316, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0055, Sublot 0000.

TRACT NO. 55:

Being Lots 20 and 45, Block 8, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being a part of the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated Mach 2, 1928, of record in Deed Book 1328, Page 230, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0062 & 0077, Sublot 0000 & 0000.

TRACT NO. 56:

Being Lot 1, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 17, 1996, of record in Deed Book 6826, Page 266, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0063, Sublot 0000.

TRACT NO. 57:

Being Lot 2, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated May 10, 1995, of record in Deed Book 6588, Page 306, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0064, Sublot 0000.

TRACT NO. 58:

Being Lot 3 and the Western 10 feet of Lot 4, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 3, 1998, of record in Deed Book 7147, Page 187, and re-recorded in Deed Book 7175, Page 29, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0065, Sublot 0000.

TRACT N0. 59:

Being Lot 10, Block 8, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky, and more particularly described as follows: beginning at a point in the South side of Racine Avenue, 300 feet West of Ninth Street, and running West along the South side of Racine Avenue 30 feet; thence extending Southwardly back of same width throughout, at right angles to Racine Avenue, 170 feet to a 20 foot alley.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated July 8, 1997, of record in Deed Book 6906, Page 987, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0069, Sublot 0000.

TRACT N0. 60:

Beginning at the Northeast corner of Racine Avenue and Bohannan Avenues thence running Northeastwardly along the Southeast line of Bohannan Avenue, 149 feet 8-1/2 inches to the Northwest corner of the lot heretofore conveyed to William T. Thompson and Beulah Thompson, his wife, by Deed dated August 28, 1924, and recorded in Deed Book 1109, Page 636, in the office of the Clerk of Jefferson County, Kentucky; thence running Southwardly along a line common with the said lot conveyed to William T. Thompson and wife, 119-1/2 feet to the North line of Racine Avenues thence running Westwardly along the North line of Racine Avenue 90.65 feet to the point of beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated September 8, 1999, of record in Deed Book 7316, Page 50, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0078, Sublot 0000.

A. TRACT NO. 61: 927 RACINE AVENUE

Beginning in the North line of Racine Avenue at a point 390 feet West of the Northwest corner of Ninth Street and Racine Avenue running thence in a West direction along the North line of Racine Avenue, 31 feet; running thence in a North direction and parallel with Ninth Street, 119-1/2 feet to Bohannon Avenue; thence in a Northeast direction along the South line of Bohannon Avenue, 51 feet 1-1/2 inches to a stake in the South line of a 20 foot alley; thence in an East direction along the South line of said alley 4/10 of a foot to another stake; thence in a South direction and parallel with Ninth Street, 160 feet to the point of beginning, and being the East 31 feet to Lot 10, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being Parcel 23 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0079, Sublot 0000.

TRACT NO. 62:

Beginning on the North side of Racine Avenue, 360 feet West of Ninth Street; running thence Westwardly along the North side of Racine Avenue, 30 feet and extending back Northwardly between lines parallel with Ninth Street, 160 feet to an alleys being Lot 11, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kenfucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated September 18, 1986, of record in Deed Book 5613, Page 790, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0080, Sublot 00000.

A. TRACT N0. 63: 923 RACINE AVENUE

Beginning on the North side of Racine Avenue, 330 feet West of Ninth Street; thence West along the North side of Racine Avenue 30 feet; thence extending back of same width throughout, at right angles to Racine Avenue, 160 feet to a 20 foot alleys Being Lot 12, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being Parcel 9 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0081, Sublot 0000.

TRACT NO. 64:

Beginning at a point on the North side of Racine Avenue, 270 feet West of Ninth Streets thence running along the North line of Racine Avenue, Westwardly 30 feet and extending back Northwardly of the same width throughout at right angles to Racine Avenue, 160 feet to an alley; and being Lot 14, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated February 29, 1996, of record in Deed Book 6705, Page 204, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0083, Sublot 0000.

TRACT N0. 65:

Being Lot 17, Block 6, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated March 10, 1988, of record in Deed Book 5756, Page 637, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0086, Sublot 0000.

TRACT NO. 66:

Parcel 1: Beginning at a point on the North side of Homeview Drive, 330 feet West of Ninth Street; running thence along the North side of Homeview Drive, 30 feet and extending back of same width at right angles to Homeview Drive, 170 feet to a 20 foot alley; being Lot 34, Block 8, Queen

Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Parcel 2: Beginning at a point on the North side of Homeview Drive, 360 feet West of Ninth Street; thence running West along the North side of Homeview Drive, 4 feet; thence extending back of same width at right angles to Homeview Drive, 170 feet to a 20 foot alley.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated August 29, 1988, of record in Deed Book 5799, Page 867, and re-recorded in Deed Book 5806, Page 295, in the Office of the Clerk of Jefferson County, Kentucky.

TRACT N0. 67:

Being Lot 11, Block 5, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated January 9, 1998, of record in Deed Book 6984, Page 876, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051A, Lot 0124, Sublot 0000.

TRACT N0. 68:

Being Lot 1, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated February 8, 2001, of record in Deed Book 7588, Page 842, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0072, Sublot 0000.

TRACT NO. 69:

Being Lot 3, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated April 7, 1995, of record in Deed Book 6576, Page 931, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0074, Sublot 0000.

TRACT N0. 70:

Being Lot 4, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated October 20, 1999, of record in Deed Book 7341, Page 81, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0075, Sublot 0000.

TRACT NO. 71:

Being Lot 5, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 19, 1996, of record in Deed Book 6690, Page 384, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0076, Sublot 0000.

TRACT NO. 72:

Being Lot 9, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated June 21, 1985, of record in Deed Book 5507, Page 663, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0079, Sublot 0000.

TRACT NO. 73:

Being Lots 11 and 12, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated February 2, 1985, of record in Deed Book 5482, Page 439, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 0518, Lot 0081, Sublot 0000.

TRACT NO. 74:

Being Lot 13, Block 11, Queen Addition, plat of which is of record in Plat and Subdivision Book 1, Page 37, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated May 29, 1998, of record in Deed Book 7046, Page 498, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051B, Lot 0084, Sublot 0000.

TRACT NO. 75:

Parcel 1: Being Lots 21 and 22, Block 3, J.E. Dawkins Company's Subdivision, plat of which is of record in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky, said lots having a frontage of 30 feet each on Warren Avenue and extending back 147-1/2 feet to an alley, said lots lying on Warren Avenue, between Queen Avenue and Oleanda Avenue.

Parcel 2: Being Lot 20, Block 3, J.E. Dawkins Company's Subdivision, plat of which is of record in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky, and being a lot land 30 feet by 147-1/2 feet on the West side of Warren Avenue, between Queen Avenue and Oleanda Avenue.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated August 16, 2002, of record in Deed Book 7942, Page 785, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051C, Lot 0007 & 0008, Sublot 0000 & 0000.

TRACT NO. 76:

Being Lot 18, Longfield Place Subdivision, plat of which is of record in Deed Book 392, Page 637, in the office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated May 10, 1989, of record in Deed Book 5863, Page 446, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051D, Lot 0024, Sublot 0000.

TRACT NO. 77:

Being the Western one-half in width of Lot 19, Longfield Place Subdivision, as shown on plat recorded in Deed Book 392, Page 637, in the office of the Clerk of Jefferson County, Kentucky; said lot fronting 25 feet on Longfield Avenue and running back Northwardly of the same width throughout.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated Mach 18, 1988, of record in Deed Book 5756, Page 919, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051D, Lot 0025, Sublot 0000.

TRACT NO. 78:

Being the Eastern one-half of Lot 19, Longfield Place Subdivision, plat of which is of record in Deed Book 392, Page 637, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated February 19, 1988, of record in Deed Book 5750, Page 214, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051D, Lot 0026, Sublot 0000.

TRACT N0. 79:

Being the South 28-1/2 feet in width of Lot 24, Block 4, J.D. Dawkins Subdivision, plat of which is of record in Plat and Subdivision Book 1, Page 106, in the Office of the Clerk of Jefferson County, Kentucky.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051D, Lot 0171, Sublot 0000.

TRACT N0. 80:

Parcel 1: Beginning at the Southwest corner of Central Avenue and Third Street; running thence Westwardly along the South side of Central Avenue 190 feet to a 20 foot alleys thence Southwardly at right angles to Central Avenue and parallel with Third Street, 60 feet; thence Eastwardly and parallel with Central Avenue, 190 feet to the West line of Third Street; thence Northwardly along the West line of Third Street, 60 feet to the beginning.

TAX DATA: District 11, Block 051E, Lot 0001, Sublot 0000.

Parcel 2: Beginning at a point on the West side of Third Street, 200 feet South of the Southwest corner of Third Street and Central Avenues running thence Southwardly with the West line of Third

Street, 25 feet and extending back between lines parallel with Central Avenue with a 25 foot width throughout, 190 feet to a 20 foot alley.

TAX DATA: District 11, Block 051E, Lot 0007, Sublot 0000.

Parcel 3: Beginning on the West side of Third Street, 60 feet South of Central Avenue; running thence Southwardly along the West side of Third Street, 30 feet and extending back Westwardly of the same width throughout, in lines parallel with Central Avenue, 190 feet to an alley.

TAX DATA: District 11, Block 051E, Lot 0002, Sublot 0000.

Parcel 4: Beginning on the West side of Third Street, 90 feet South of Central Avenue; running thence South along the West side of Third Street, 30 feet and extending back West of the same width throughout in lines parallel with Central Avenue 90 feet.

TAX DATA: District 11, Block 051E, Lot 0003, Sublot 0000.

Parcel 5: Being Lot immediately West of and adjacent to Parcel 41, of record in Deed Book 3469, Page 101, in the office of the Clerk of Jefferson County, Kentucky. Beginning at a point 90 feet West of Third Street and 90 feet South of Central Avenue, and running thence South along line parallel to West side of Third Street 30 feet and extending back West of the same width throughout in lines parallel with Central Avenue 100 feet to an alley.

TAX DATA: District 11, Block 051E, Lot 0098, Sublot 0000.

Parcel 6: Beginning 225 feet South of the Southwest corner of Central Avenue and Third Streets running thence Southwardly along the West side of Third Avenue 25 feet and extending back Westwardly between parallel lines of unequal length to an alley 20 feet wide, and being known as Lot 24, Block 2266, on the plat of the City of Louisville.

TAX DATA: District 11, Block 051E, Lot 0008, Sublot 0000.

Parcel 7: Beginning on the West side of Third Street, 120 feet South of Central Avenue; running thence Southwardly along the West side of Third Street, 30 feet and extending back Westwardly of the same width between lines parallel with Central Avenue, 290 feet to an alley.

TAX DATA: District 11, Block 051E, Lot 0004, Sublot 0000.

Parcel 8: Beginning in the West line of Third Street at a point 150 feet South from the Southwest corner of Third Street and Central Avenue; thence Southwardly with the West line of Third Street, 25 feet, extending back Westwardly the same width throughout between lines parallel with Central Avenue, 185 feet, more or less, to a 20 foot alley.

TAX DATA: District 11, Block 051E, Lot 0005, Sublot 0000.

Parcel 9: Beginning at a point in the West line of Third Street, 175 feet South of the Southwest corner of Third Street and Central Avenues running thence Southwardly with the West line of Third Street, 25 feet extending back Westwardly same width throughout between lines parallel with Central Avenue, 190 feet, more or less, to a 20 foot alley.

TAX DATA: District 11, Block 051E, Lot 0006, Sublot 0000.

EXCEPTING THEREFROM so much as may have been conveyed to the City of Louisville for the use and benefit of the Department of Public Works in Deed Book 7162, Page 192, in the Office aforesaid.

Being a part of the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated March 27, 1989, of record in Deed Book 5855, Page 778, in the Office of the Clerk of Jefferson County, Kentucky.

TRACT NO. 81:

Beginning 250 feet South of the Southwest corner of Central Avenue and Third Street; running thence Southwardly along the West side of Third Street, 125 feet, and extending back Westwardly between parallel lines of unequal length to an alley 20 feet wide. Being a consolidation of Lots 9, 10, 11, 12 and 13, Block 51E of the City of Louisville.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated March 18, 1985, of record in Deed Book 5485, Page 9521 by Deed dated April 18, 1986, of record in Deed Book 5574, Page 512, and by Deed dated May 6, 1987, of record in Deed Book 5677, Page 73, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0009-0013, Sublot 0000 each.

TRACT NO. 82:

Beginning at a point on the West side of Third Street, 375 feet South of Central Avenue; thence Southwardly along the West side of Third Street, 25 feet and extending back Westwardly of the same width in lines parallel with Central Avenue, 145 feet, more or less, to an alley.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated September 16, 1994, of record in Deed Book 6501, Page 800, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0014, Sublot 0000.

TRACT NO. 83:

Beginning at a point in the West line of Third Street, 400 feet South of the Southwest corner of Third Street and Central Avenue; running thence Southwardly with the West line of Third Street 22-1/2 fee; thence at right angles to Third Street and parallel to Central Avenue, Westwardly 70 feet; thence Southwardly and parallel with the West line of Third Street 2-1/2 feet; thence Westwardly and parallel with Central Avenue, 75 feet, more or less, to an alley; thence Northwardly with said alley, 25 feet thence Eastwardly and parallel with Central Avenue, 145 feet, more or less, to the point of beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated January 7, 1997, of record in Deed Book 6833, Page 488, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0015, Sublot 0000.

TRACT NO. 84:

Beginning at a point in the West line of Third Street 422-1/2 feet South of Central Avenues thence Westwardly at right angles to Third Street, 70 feet; thence Southwardly along a line parallel with Third Street, 5 feet; thence Westwardly at right angles to Third Street, 67-1/2 feet to the East line of an alleys thence Southwardly with the East line of said alley, 17 feet 8-3/4 inches; thence Eastwardly at right angles to Third Street, 134-1/2 feet to the West line of Third Streets thence Northwardly with the West line of Third Street, 22-1/2 feet to the point of beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated October 4, 1996, of record in Deed Book 6797, Page 255, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0016, Sublot 0000.

TRACT NO. 85:

Beginning on the West side of Third Street, 505 feet South of Central Avenues running thence Southwardly along the West side of Third Street, 25 feet, and extending back Westwardly of that width throughout, between lines parallel with Central Avenue, the North line of said lot measuring 117-5/12 feet and the South line measuring 112-1/2 feet, more or less.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated October 4, 1996, of record in Deed Book 6797, Page 236, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0019, Sublot 0000.

TRACT NO. 86:

Parcel 1: Beginning at the intersection of the East side of Fourth Street with the South side of Central Avenue; thence running Southwardly with the East line of Fourth Street, 60 feet; thence running Eastwardly and parallel with Central Avenue, 190 feet to a 20 foot alley; thence running Northwardly with the line of the alley and parallel with Fourth Street, 60 feet to Central Avenue and thence Westwardly with Central Avenue to the point of beginning.

EXCEPTING THEREFROM so much as may have been conveyed to the City of Louisville for the use and benefit of the Department of Public Works in Deed Book 7162, Page 192, in the office aforesaid.

TAX DATA: District 11, Block 051E, Lot 0042, Sublot 0000.

Parcel 2: Beginning at a point in the East line of Fourth Street, as now laid out in Louisville, at a point 60 feet South of the Southern line of Central Avenue; thence running Southwardly with the Eastern line of Fourth Street, 50 feet and extending back between equal lines parallel with Central Avenue, the same width throughout, 190 feet to a 20 foot alley.

TAX DATA: District 11, Block 051E, Lot 0043, Sublot 0000.

Parcel 3: Beginning in the East line of Fourth Street, at a point 110 feet South of Central Avenues running thence South with Fourth Street, 50 feet and extending back Eastwardly in lines of equal and same width and parallel with Central Avenue, 190 feet to an alley 20 feet wide, being a part of Block 17, in South Louisville.

TAX DATA: District 11, Block 051E, Lot 0044, Sublot 0000.

Being a part of the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated March 27, 1989, of record in Deed Book 5855, Page 778, in the office of the Clerk of Jefferson County, Kentucky.

TRACT NO. 87:

Beginning on the East side of Fourth Street, 193 feet South of Central Avenues running thence Southwardly along the East side of Fourth Street, 27 feet and extending back Eastwardly of the same width throughout between lines parallel with Central Avenue, 190 feet to an alley.

Being Tract 2 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated April 1, 1991, of record in Deed Book 6050, Page 684, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0046, Sublot 0000.

TRACT NO. 88:

Beginning at a point in the East line of Fourth Street, 354 feet South of Central Avenue, said point being the intersection of the East line of Fourth Street with the West line of Third Street; thence with the East line of Fourth Street, South 5 degrees West 140-1/3 feet, more or less, thence Eastwardly 63-3/4 feet to the West line of Third Street, which point is 152 feet 8 inches Southeast of the beginning pointy running thence with Third Street, North 19-1/2 degrees West 152 feet 8 inches to the point of beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 4, 1998, of record in Deed Book 7146, Page 680, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0059, Sublot 0000.

TRACT NO. 89:

Beginning at a point in the East line of Fourth Street extended, 494 feet 4 inches South of Central Avenues running thence South 86 degrees 12 minutes East 63-3/4 feet to a stake in the Western line of Third Streets thence with the Western line of said road, South 19-1/2 degrees East 30-1/2 feet to a stakes thence North 86 degrees 12 minutes West 75-1/2 feet to the East line of Fourth Streets thence along the East line of Fourth Street, 28 feet to the beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated March 17, 1999, of record in Deed Book 7206, Page 448, in the office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0060, Sublot 0000.

A. TRACT N0. 90: 3705 SOUTH FOURTH STREET

Beginning at a point in the East line of Fourth Street extended, 579 feet 1 inch South of Central Avenues running thence South 86 degrees 12 minutes East passing 3 feet Northwardly of House No. 3707, 102-2/3 feet to a point in the Western line of Third Street thence with the Western line of said road, North 19-1/2 degrees West 30-1/2 feet; thence North 86 degrees 12 minutes West, passing 3 feet Northwardly of House No. 3705, 88-1/2 feet, more or less, to a point in the East line of Fourth Street extended; thence with the East line of Fourth Street, South 5 degrees West 28-1/4 feet to the beginning.

Being Parcel 21 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0062, Sublot 0000.

TRACT N0. 91:

Beginning in East line of Fourth Street, if extended, 633 feet 10 inches South of Central Avenue; running thence South 86.12 degrees East 125-2/12 feet, more or less, to West line of Third Streets thence with same, Southeast 21-7/12 feet, more or less, to North line of Hunt tract; thence Southwest with same, 12 feet, more or less; thence West parallel with first line, 127 feet, more or less, to Fourth Street, if extended; thence North with same, 29 feet to the beginning.

Being the same property acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated November 16, 1998, of record in Deed Book 7138, Page 495, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0065, Sublot 0000.

A. TRACT N0. 92: 3716 OAKDALE AVENUE

Beginning at a point in the West property line of Oakdale Avenue, said point being North 02 degrees 30 minutes 00 seconds West 491.44 feet North of Strader's line and being in the Southeast property line of a 10 foot alley; thence with the West property line of Oakdale Avenue, South 02 degrees 30 minutes 00 seconds East 83.94 feet to a pointy thence South 87 degrees 34 minutes 00 seconds West 93.00 feet to a point; thence North 02 degrees 30 minutes 00 seconds West 4.64 feet to a point in the Southeast line of said 10 foot alley; thence North 47 degrees 05 minutes 05 seconds East with Southeast line of said 10 foot alley, 122.15 feet to the point of beginning.

Being Parcel 22 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0071, Sublot 0000.

A. TRACT N0. 93: 3740 OAKDALE AVENUE

Beginning on the West side of Third Street Road, 120 feet North of Strader's North line; thence Northwardly along the West line of Third Street, 30 feet; thence Westwardly and parallel with Strader's North line, 207 feet 9-1/2 inches to Thompson's East liner thence Southwardly in Thompson's East line, 30 feet; thence Eastwardly and parallel with Strader's North line, 210 feet 1/2 inch to the beginnings EXCEPTED THEREFROM THE FOLLOWING DESCRIBED TRACT:

Beginning at a point in the center line of a 15 foot private alley, which alley is set out in Deed Book 1427, Page 388, in the Office of the Clerk of Jefferson County, Kentucky; said point being also the intersection of the center line of said alley and the North line of the property conveyed to David Larue Miller, by Deed dated August 7, 1953, and recorded in Deed Book 3375, Page 530, in the office of the Clerk of Jefferson County, Kentucky thence with Miller's North line, Westwardly 105 feet, more or less, to a stake in Thompson's East line; thence South 2 degrees 4 minutes West along and co-terminus with Thompson's East line 30 feet to a stake at the Southwest corner of the Miller tract aforesaid; thence Eastwardly along and co-terminus with Miller's South line 105.6 feet to a stake in the center line of the aforesaid private alleys thence Northwardly along the center line of the aforesaid private alley, 30 feet to a stake and the point of beginning; being all of the said Miller tract West of the center line of the above mentioned private alley.

Being Parcel 24 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated December 30, 1987, of record in Deed Book 5738, Page 756, in the Office of the Clerk of Jefferson County, Kentucky.

TAX DATA: District 11, Block 051E, Lot 0081, Sublot 0000.

TRACT NO. 94:

Parcel 1: Beginning on the Northwest side of Southern Parkway, 30 feet Northeast from its intersection with the Northeasterly line of Lot 20, Block 2, Oakdale Addition, plat of which is of record in Deed Book 351, Page 640, in the office of the Clerk of Jefferson County, Kentucky; running thence Northwestwardly parallel with the said Northeasterly line of Lot 20, Block 2, 94-3/4 feet to a point 15 feet measured on a right angle from the Southeast line of an alley as shown on the plat of said Addition; thence Northeastwardly parallel with the Southeast line of the said alley, 130 feet 2 inches to the Northwest side of Southern Parkways thence Southwestwardly along the Northwest side of Southern Parkway, 89-2/3 feet to the beginning, being part of Angle Lot A, Block 2, in said Addition.

Parcel 2: Beginning at the Southwesterly corner of the lot of land conveyed to Anna Lenihan, by Deed dated April 6, 1916, of record in Deed Book 846, Page 587, in the office of the Clerk of Jefferson County, Kentucky; running thence Westwardly along a straight extension of the Southerly line of said lot to the Southeasterly line of an alley as shown on plat of Oakdale Addition, plat of which is of record in Deed Book 351, Page 640, in the office of the Clerk of Jefferson County, Kentucky; thence Northeastwardly along the Southeasterly line of said alley to the Westerly line of Southern Parkway; thence Southwardly along the Westerly line of Southern Parkway to the Northeasterly corner of the lot conveyed to Anna Lenihan, as aforesaid; thence Southwestwardly along the Northwesterly line of said lot to the beginning; being part of Lot A, Block 2, Oakdale Addition.

Being Tracts 1 and 2 acquired by CHURCHILL DOWNS INCORPORATED, a Kentucky corporation, by Deed dated November 27, 1989, of record in Deed Book 5917, Page 204, in the Office of the Clerk of Jefferson County, Kentucky.

SCHEDULE A

Term Notes

1.

2.

3.

CHURCHILL DOWNS CALIFORNIA COMPANY, a Kentucky corporation as Grantor

to

COMMONWEALTH LAND TITLE COMPANY, as Trustee

and

BANK ONE, KENTUCKY, NA, as Collateral Agent under the Collateral Sharing Agreement dated April 2, 2003, as Beneficiary

---

DEED OF TRUST, SECURITY AGREEMENT, ASSIGNMENT OF RENTS AND FIXTURE FILING STATEMENT

Dated:	April 2, 2003
Location:	Hollywood Park Race Course and Casino 1050 South Prairie Avenue Inglewood, California
Parcel :	C
Parcel Map:	25640
County:	Los Angeles

PREPARED BY AND UPON RECORDATION RETURN TO:

L. Jude Clark, Jr.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, KY 40202

DEED OF TRUST, SECURITY AGREEMENT, ASSIGNMENT OF RENTS AND FIXTURE FILING STATEMENT

THIS DEED OF TRUST SECURES FUTURE ADVANCES

THIS DEED OF TRUST, SECURITY AGREEMENT, ASSIGNMENT OF RENTS AND FIXTURE FILING STATEMENT (this "Deed of Trust") is made as of the 2nd day of April, 2003 by CHURCHILL DOWNS CALIFORNIA COMPANY, a Kentucky corporation, with an address at 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 0474648 ("Grantor"), in favor of Commonwealth Land Title Company, a California corporation with an address of 655 N. Central Avenue, Suite 2200, Glendale, California 91203 ("Trustee") for the benefit of Bank One Kentucky, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under a Collateral Sharing Agreement dated April 3, 2003 ("Beneficiary").

WITNESSETH:

A. Grantor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto and made a part hereof, together with all improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Churchill Downs Incorporated and certain of its subsidiaries, including Grantor, as guarantors (the "Credit Agreement'). Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated (hereinafter "Borrower") in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to Grantor (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and Grantor under the Term Notes and Note Purchase Agreement described in D. below.

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Grantor) as provided in the Credit Agreement. This Deed of Trust is given wholly or partially to secure the Secured Obligations under the Credit Agreement which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Deed of Trust secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Guarantor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Deed of Trust. All Secured Obligations, as defined in the Credit Agreement, shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Borrower will also issue, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes"), which mature March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated as of the date hereof (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Borrower, and the purchasers of the Term Notes (together with their successors and assigns, "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Borrower under the Note Purchase Agreements and the Term Notes. The obligations of the Borrower and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of Borrower, Grantor and the Guarantors to the Lenders under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements. This Deed of Trust is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements; and

E. Beneficiary has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 2, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Beneficiary as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Secured Obligations under the Credit Agreement and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Deed of Trust, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Deed of Trust, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Grantor, Borrower or any Guarantor in connection with the Term Notes, this Deed of Trust, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Grantor convey this Deed of Trust to the Beneficiary as Collateral Agent, for the equal and ratable benefit of the Lenders and Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing, equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, the Grantor) to the Lenders, the Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Grantor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Trustee, its successors and assigns, for the benefit of Beneficiary, with the power of sale and the right of entry and possession, and does hereby grant to the Beneficiary, for the equal and ratable benefit of the Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Property") now owned or held or hereafter acquired, to wit:

(i) all of Grantor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Grantor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Grantor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases");

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Grantor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Property or any part thereof and any amendments, renewals and replacements thereof; all Grantor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Property or any part thereof; all insurance policies covering or affecting the Property or any part thereof; all of Grantor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the California Uniform Commercial Code); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Property or the real estate taxes or assessments charged against the Property arising out of, used in connection with, or otherwise relating to the Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan Party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (a) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(vii) In addition, Grantor does hereby unconditionally and absolutely sell, assign and transfer unto Beneficiary all of the Leases, rents, issues, income and profits now due and which may hereafter become due under or by virtue of any Lease, whether written or verbal, or any agreement or license for the use or occupancy of the Property, whether now existing or entered into at any time during the term of this Deed of Trust, all guaranties of any lessee's obligations under any such Lease and all security deposits, it being the intention of this Deed of Trust to establish an absolute transfer and assignment of all such Leases and agreements and all of the rents and profits from the Property and/or Grantor's operation or ownership thereof unto Beneficiary and Grantor does hereby appoint irrevocably Beneficiary as Grantor's true and lawful attorney in Grantor's name and stead, which appointment is coupled with an interest, to collect all of said rents, issues, income and profits; provided, Grantor shall have the right to collect and retain such rents, issues, income and profits unless and until an Event of Default exists under this Deed of Trust. Grantor assigns to Beneficiary all guarantees of lessee's obligation under Leases and all proceeds from settlements relating to terminations of Leases and all claims for damages arising from rejection of any Lease under the bankruptcy laws. Upon the occurrence of an Event of Default and whether before or after the institution of legal proceedings to foreclose the lien hereof or before or after sale hereunder or during any period of redemption existing by law, forthwith, upon demand of Beneficiary, Grantor shall surrender to Beneficiary and Beneficiary shall be entitled to enter upon and take and maintain possession of the Property and any Leases thereunder and collect and retain any rents and profits from the Property and hold, operate, manage and control the Property and any such Leases and to do such things in its discretion as may be deemed proper or necessary to enforce the payment or security of the rents and profits of the Property and the performance of the tenants' obligations under any leases of the Property, with full power to cancel or terminate any Lease for any cause or on any grounds which would entitle Grantor to cancel the same and to elect to disaffirm any Lease made subsequent to this Deed of Trust or subordinated to the lien hereof. In addition to and as part of the remedies set forth herein and after the date Beneficiary takes one or more of the enforcement steps described below, Beneficiary shall be entitled to collect and receive all rents that have accrued but remain unpaid and uncollected by the Grantor or its agent or for the Beneficiary's benefit on that date, and all rents that accrue on or after that date. Such enforcement steps shall include one or more of the following: (i) the appointment of a receiver; (ii) obtaining possession of the rents; (iii) delivery to any one or more of the tenants of a written demand for turnover of rents in the form specified in subdivision (j) of California Civil Code Section 2938 as then in effect or subsequently amended, a copy of which demand shall also be delivered to Grantor; and a copy of which shall be mailed to all other assignees of record of the Leases and rents of the Property at the address for notices provided described in subclause (iv) below; and/or (iv) delivery to the Grantor of a written demand for the rents, a copy of which shall be mailed to all other assignees of record of the Leases and rents of the Property at the address for notices provided in the assignment or, if none, to the address to which the recorded assignment was to be mailed after recording. The entering upon and taking possession of the Property, the collection of such rents, issues, income and profits and the application thereof as aforesaid shall not cure or waive any Event of Default under this Deed of Trust nor in any way operate to prevent Beneficiary from pursuing any other remedy which it may now or hereafter have under the terms of this Deed of Trust nor shall it in any way be deemed to constitute Beneficiary a mortgagee-in-possession. The rights hereunder shall in no way be dependent upon and shall apply without regard to whether the Property are in danger of being lost, materially injured or damaged or whether the Property are adequate to discharge the Indebtedness. The rights contained herein are in addition to and shall be cumulative with the rights given in the Collateral Assignment of Leases and Rents. To the extent inconsistent with the terms of this Paragraph, the terms of the Collateral Assignment of Leases and Rents shall control.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. Representations and Warranties

Grantor represents and warrants to Beneficiary as follows:

1.1 Warranty of Title.

(a) Grantor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Property, in each case free and clear of all liens and encumbrances, except for the Permitted Liens as may otherwise be set forth in any title policies covering this Deed of Trust and the Property;

(b) this Deed of Trust is a valid and enforceable first lien on the Property (except as aforesaid) and Beneficiary shall, subject to Grantor's right of possession prior to an Event of Default, quietly enjoy and possess the Property; and

(c) Grantor shall preserve such title as Grantor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Beneficiary against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Beneficiary by Grantor, including any information furnished with respect to the Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Grantor's knowledge threatened, which questions the capacity or authority of Grantor to fulfill its obligations under this Deed of Trust or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Grantor or Grantor's use, ownership, control or occupancy of any portion of the Property.

1.4 No Conflicts.

The execution and delivery of this Deed of Trust and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Grantor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Grantor or any such obligor or guarantor or the Property is bound.

1.5 No Casualty or Taking.

None of the Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Property has been received and Grantor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Property and to conduct and operate Grantor's business, whether at the Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Grantor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Grantor or to any of the Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Grantor or any portion of the Property, all charges for any easement or agreement maintained for the benefit of any of the Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all Deeds of Trust and other liens or encumbrances upon any portion of the Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Grantor or any of the Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Grantor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Beneficiary by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Beneficiary upon the interest or other sums collected by Beneficiary pursuant to the Loan Documents. The Obligations Secured referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Beneficiary demanding evidence of payment of any Imposition, Grantor shall deliver to Beneficiary evidence acceptable to Beneficiary of such payment. Grantor shall also deliver to Beneficiary within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Grantor to contest the payment of an Imposition as hereinafter provided, Beneficiary may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Grantor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Grantor notifies Beneficiary of Grantor's intent to contest such Legal Requirement or Imposition; (ii) Grantor shall provide Beneficiary with evidence reasonably satisfactory to Beneficiary that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Grantor shall have furnished Beneficiary with a bond or other assurances reasonably satisfactory to Beneficiary sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Grantor, Grantor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Beneficiary; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Grantor shall not remove or demolish the Property nor commit or suffer waste with respect thereto nor permit the Property to become deserted or abandoned. Grantor shall permit Beneficiary and its agents at any time and from time to time to enter upon and visit the Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Grantor covenants and agrees not to take or permit any action with respect to the Property which will in any manner impair the security of this Deed of Trust.

2.5 Use of Property.

Use, and permit others to use, the Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Beneficiary shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Property as Beneficiary may require, and Grantor will discuss the finances and business of Grantor with Beneficiary as Beneficiary may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Grantor shall permit Beneficiary to photocopy such books and records on the Property or, if photocopying facilities are not available on the Property, at a copying facility selected by Beneficiary in its discretion. Beneficiary may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of ten thousand (10,000) square feet, Grantor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Grantor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Beneficiary, use Grantor's best efforts to deliver to Beneficiary a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Grantor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Beneficiary may request; (iv) within twenty (20) days after request by Beneficiary, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Beneficiary promptly copies of any notices of default which Grantor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Beneficiary a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of ten thousand (10,000) square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Deed of Trust or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Beneficiary nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Beneficiary or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Beneficiary or such transferee shall have acquired title to the Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Beneficiary, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Deed of Trust. By the recordation of this Deed of Trust, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Beneficiary or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Deed of Trust shall prevent the Grantor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Grantor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Grantor on the Property (other than in connection with the Master Plan), Grantor will furnish such title reports, endorsements or policies as Beneficiary shall reasonably require. If Grantor fails to deliver the title matters required in this Section, Beneficiary may obtain it, and Grantor will reimburse Beneficiary for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Grantor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the Collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Grantor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Beneficiary; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Grantor shall not, without the prior written consent of Beneficiary, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Grantor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Grantor in the Property or any portion thereof;

(d) Notwithstanding any other provisions of this Deed of Trust and with respect to any lease in excess of ten thousand (10,000) square feet, Grantor shall not hereafter enter into any Lease without the prior written consent of Beneficiary, which consent may be granted or withheld in Beneficiary's sole discretion, and even if Beneficiary's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Beneficiary under this Deed of Trust; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Beneficiary may sell the Property in the manner provided herein, and thereby, at the option of Beneficiary, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Grantor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Beneficiary, in form and substance satisfactory to Beneficiary, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Beneficiary may foreclose under this Deed of Trust. At Beneficiary's option any Lease may be required to be made superior to Beneficiary's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Beneficiary, Grantor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any lien on, or security interest in, whether voluntary or involuntary, any part of the Property, other than in favor of Beneficiary.

3.3 Sale of Property, Etc.

Grantor shall not sell, assign, convey in trust, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and the Note Purchase Agreements) without Beneficiary's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and the Note Purchase Agreements, Grantor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Beneficiary and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Property is located.

4. Insurance, Condemnation and Restoration

4.1 Insurance.

(a) Grantor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Grantor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Beneficiary and shall satisfy any coinsurance requirements of Beneficiary. Grantor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Beneficiary evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Beneficiary original policies of insurance with noncontributory Beneficiary clauses in favor of and acceptable to Beneficiary. Grantor's liability insurance policy shall specifically name Beneficiary as an additional insured. Each policy shall provide for written notice to Beneficiary at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Grantor shall maintain a flood insurance policy covering the Property in an amount not less than the full replacement value of the Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Grantor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Grantor or any of the Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Property. Grantor shall not use or permit any party to use any of the Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory Beneficiary clause in favor of and acceptable to Beneficiary and a duplicate original policy shall be delivered promptly to Beneficiary, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Beneficiary.

(e) If Grantor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Beneficiary may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Grantor shall reimburse Beneficiary on demand for any costs incurred by Beneficiary in connection with any such actions, together with interest at the Default Rate. Any such actions by

Beneficiary shall not constitute a waiver of any non-compliance of the terms of this Deed of Trust by Grantor.

4.2 Rights of Beneficiary to Proceeds.

In the event of a loss of $1,000,000 or less, Grantor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Beneficiary. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Beneficiary shall have the right to adjust, collect and compromise all insurance claims, and Grantor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Beneficiary, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Beneficiary instead of to Grantor and Beneficiary jointly if any loss exceeds $1,000,000, and Grantor appoints Beneficiary as Grantor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Beneficiary.

When proceeds are paid to Beneficiary as provided in the preceding paragraph, Beneficiary shall release the proceeds to Grantor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Beneficiary shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Beneficiary, Beneficiary exercising its sole reasonable discretion:

(a) Beneficiary shall have determined that the improvements to the Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Beneficiary shall have determined that such net proceeds, together with any funds paid by Grantor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Deed of Trust, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Grantor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Property, shall notify Beneficiary of the pendency of such proceedings. Beneficiary, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Grantor shall deliver to Beneficiary all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Beneficiary, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Beneficiary may impose. Beneficiary shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Beneficiary shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Beneficiary pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Beneficiary or, if it refuses to serve, a bank or trust company appointed by Beneficiary which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Beneficiary as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Beneficiary nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Beneficiary and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Beneficiary may require Grantor to deposit additional monies into the Restoration Fund in amounts which, in Beneficiary's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Beneficiary shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Beneficiary;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Beneficiary and all governmental authorities having jurisdiction, and Beneficiary shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Beneficiary to its title insurance policy shall have been delivered to Beneficiary;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Beneficiary upon receipt of evidence satisfactory to Beneficiary of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Beneficiary;

(vi) Grantor will pay the cost of Beneficiary's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Beneficiary in connection with such restoration;

(vii) Beneficiary shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Beneficiary, and all occupancy permits therefor have been issued;

(viii) Beneficiary may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Beneficiarys to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Beneficiary's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Grantor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Property Grantor shall not have submitted to Beneficiary and received Beneficiary's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Beneficiary and by all such governmental authorities, Grantor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Grantor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Beneficiary's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Beneficiary, in addition to all other rights herein set forth, and after giving Grantor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Grantor's fulfillment of said conditions within said thirty (30)-day period, at Beneficiary's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Beneficiary may elect to carry out such repair, restoration or rebuilding and may enter upon the Property for any of the foregoing purposes, and Grantor hereby waives, for itself and all others holding under it, any claim against Beneficiary and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Beneficiary or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Beneficiary may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Grantor to Beneficiary, and Grantor's obligation to pay such excess costs shall be secured by the lien of this Deed of Trust and shall bear interest at the Default Rate until paid.

(c) Grantor waives any and all right to claim or recover against Beneficiary, its officers, employees, agents and representatives for loss of or damage to Grantor, the Property, Grantor's property or the property of others under Grantor's control from any cause insured against or required to be insured against by the provisions of this Deed of Trust.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Grantor shall fail to perform or observe any of the obligations in Article 3 or 4 of this Deed of Trust when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Grantor to duly perform and observe any other provision in this Deed of Trust, and such failure shall continue for a period of thirty (30) days after notice from Beneficiary;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Grantor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Beneficiary or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Deed of Trust;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Grantor shall fail to deliver any certification or other document or instrument requested by Beneficiary pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Grantor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Deed of Trust or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Beneficiary.

If an Event of Default occurs, Beneficiary may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following, and in each such action Beneficiary shall be entitled to all costs of suit and attorneys' fees.

(A) To execute a written notice of such Event of Default and of its election to cause the Premises to be sold to satisfy the obligations secured hereby. Trustee shall give and record such notice as the law then requires as a condition precedent to a Trustee's sale. When the minimum period of time required by law after such notice has elapsed, Trustee, without notice to or demand upon Grantor except as otherwise required by law, shall sell the Property at the time and place of sale fixed by it in the notice of sale, either as a whole or in separate parcels and in such order as it or Beneficiary may determine, at public auction to the highest bidder for cash, in lawful money of the United States, payable at time of sale (the obligations hereby secured being the equivalent of cash for purposes of said sale). Grantor expressly waives any right to direct the order in which the Property is sold or to otherwise marshall the sale of all or any portion of the Property. Trustee may if so instructed by Beneficiary postpone sale of all or any portion of the Property by public announcement at such time and place of sale, and from time to time thereafter may postpone such sale by public announcement at such time fixed by the preceding postponement. Trustee shall deliver to the purchaser at such sale a deed conveying the Property or portion thereof so sold, but without any covenant or warranty, express or implied. The recitals in such deed of any matters or facts shall be conclusive proof of the truthfulness thereof. Grantor or Beneficiary, but not Trustee, may purchase at such sale.

In connection with any sale or sales hereunder, Beneficiary may elect to treat any of the Property which consists of a right in action or which is Property that can be severed from the real property covered hereby or any improvements thereon without causing structural damage thereto as if the same were personal property, and dispose of some or all of the same in any sequence in accordance with applicable law, separate and apart from the sale of real property. Sales hereunder of any personal property only shall be conducted in any manner permitted by the California Uniform Commercial Code. Where the Property consists of real property and personal property located on or within the real property, Beneficiary may elect in its discretion to dispose of some or all of the real property and some or all of the personal property together in one sale pursuant to real property law as permitted by the California Uniform Commercial Code. Beneficiary shall not be deemed to have elected irrevocably to proceed as to both real property and personal property or fixtures unless and until the particular Property has been actually disposed of pursuant to a unified sale (judicial or nonjudicial), and then only as to the Property so sold. Beneficiary shall also have the right, exercisable in its sole discretion, to proceed in any sequence as to some or all of the real property and personal property as provided in the California Commercial Code and as to other real property and personal property in accordance with the procedures applicable to real property. Should Beneficiary elect to sell the Property, or any part thereof, which is real property or which Beneficiary has elected to treat as real property as provided above, Beneficiary or Trustee shall give such notice of default and election to sell as may then be required by law.

After deducting all costs, fees and expenses of Trustee and of this trust, including cost of evidence of title and reasonable attorneys' fees in connection with the sale, Trustee shall apply the proceeds of sale to payment of (i) all sums so expended under the terms hereof not then repaid, with accrued interest at the Default Rate; (ii) the payment of all other sums then secured hereby in such order as Lender may direct; and (iii) the remainder, if any, to the person or persons legally entitled thereto;

In connection with any sale or sales hereunder, Beneficiary may elect to treat any of the Property that consists of a right in action or that is property that can be severed from the real property covered hereby or any Improvements thereon without causing structural damage thereto as if the same were personal property, and dispose of the same in accordance with applicable law, separate and apart from the sale of the Realty.

(B) Any sale of any personal property hereunder shall be conducted in any manner permitted by the California Uniform Commercial Code or any other applicable law. Where the Property consists of real and personal property or fixtures, whether or not such personal property is located on or within the Realty, Beneficiary may elect in its discretion to exercise its rights and remedies against any or all of the real property, personal property, and fixtures in such order and manner as is now or hereafter permitted by applicable law.

(C) Without limiting the generality of the foregoing, Beneficiary may, in its sole and absolute discretion and without regard to the adequacy of its security, elect to proceed against any or all of the Realty, personal property and fixtures in any manner permitted under the last clause of Section 9604 of the California Uniform Commercial Code or any other applicable law; and the power of sale herein granted shall be exercisable with respect to all or any of the Realty, personal property and fixtures covered hereby, as designated by Beneficiary, and the Trustee is hereby authorized and empowered to conduct any such sale of any Realty, personal property and fixtures in accordance with the procedures applicable to real property.

(D) Any reinstatement of the Obligations Secured hereby following an Event of Default and an acceleration of the maturity thereof, that is made by Grantor or any other Person or entity permitted to exercise the right of reinstatement under California law, shall not prohibit Beneficiary from conducting a sale or other disposition of any personal property or fixtures or from otherwise proceeding against or continuing to proceed against any personal property or fixtures in any manner permitted by the California Uniform Commercial Code or any other applicable law; nor shall any such reinstatement invalidate, rescind or otherwise affect any sale, disposition or other proceeding held, conducted or instituted with respect to any personal property or fixtures prior to any such reinstatement or pending at the time of any such reinstatement. Any sums paid to Beneficiary in effecting any such reinstatement shall be applied to the indebtedness secured hereby and to Beneficiary's and Trustee's reasonable costs and expenses in the manner required by California law and in accordance with the Collateral Sharing Agreement, the Credit Agreement and the Note Purchase Agreements.

(E) Should Beneficiary elect to sell any portion of the Property that constitutes Realty or that constitutes personal property or fixtures with respect to which Beneficiary has elected under Section 9604 of the California Uniform Commercial Code to sell together with Realty in accordance with the laws governing a sale of Realty, Beneficiary or Trustee shall give such notice of default and election to sell as may then be required by law. Thereafter, upon the expiration of such time and the giving of such notice of sale as may then be required by law, and without the necessity of any demand on Grantor, Trustee, at the time and place specified in the notice of sale, shall sell said real property or part thereof at public auction to the highest bidder for cash in lawful money of the United States. Trustee may, and upon request of Beneficiary shall, from time to time, postpone any sale hereunder by public announcement thereof at the time and place noticed therefor, and Grantor agrees and acknowledges that Beneficiary may elect in its sole and absolute discretion to direct such postponement(s) for such periods of time as Beneficiary may find necessary or desirable.

(F) If the Property consists of several lots, parcels or items of property, Beneficiary may: (i) designate the order in which such lots, parcels or items shall be offered for sale or sold, or (ii) elect to sell such lots, parcels or items through a single sale, or through two or more successive sales, or in any other manner Beneficiary deems in its best interest.

(G) In any notice of foreclosure sale, advertisement of sale, or other post-default public statement of Trustee or Beneficiary in connection with the judicial or nonjudicial foreclosure of all or any part of the Property, Grantor agrees that (i) Trustee and Beneficiary shall have the right, but not the obligation, to disclose any report or information known to them regarding defects in the Property, (ii) Trustee and Beneficiary cannot control or otherwise assure the truthfulness or the accuracy of such reports or information, and (iii) the disclosure of such reports or information to prospective bidders at any foreclosure sale of the Property may have a material adverse effect upon the amount that a party may bid at such sale. Grantor agrees that Beneficiary and Trustee shall have no liability whatsoever to Grantor as a result of disclosing any or all of such reports or information to any third party as provided above, and Grantor hereby waives, releases and forever discharges Beneficiary and Trustee from any and all claims, damages, or causes of action asserted by or existing in favor of Grantor arising out of, connected with or incidental to the disclosure, use or delivery of any such report or information as provided above.

(H) Any Person, including Grantor, Trustee, Beneficiary, or any Lender may purchase at any sale hereunder, and Beneficiary shall have the right to purchase at any sale hereunder, by crediting upon the bid price the amount of all or any part of the Obligations Secured. In the event that Beneficiary elects not to bid as a purchaser at any judicial foreclosure sale and no other party bids, Beneficiary may, without title to the Property having transferred, apply to a court for a deficiency judgment pursuant to applicable law.

(I) If Beneficiary is the successful bidder, it may apply any of the outstanding Obligations Secured toward settlement of the purchase price.

(J) Should Beneficiary desire that more than one sale or other disposition of the Property be conducted, Beneficiary may, at its option, cause the same to be conducted simultaneously, or successively, on the same day, or at such different days or times and in such order as Beneficiary may deem to be in its best interests, and no such sale shall terminate or otherwise affect the lien of this Deed of Trust on any part of the Property not sold until all Indebtedness secured hereby has been fully paid, nor shall the power of sale granted under this Deed of Trust be exhausted until all such sales are conducted..

(K) In the event Beneficiary elects to dispose of the Property through more than one sale, Grantor agrees to pay the costs and expenses of each such sale and of any judicial proceedings wherein the same may be made, including reasonable compensation to Trustee and Beneficiary, their agents and counsel, and to pay all expenses, liabilities and advances made or incurred by Trustee in connection with such sale or sales, together with interest on all such advances made by Trustee at the Default Rate described in the Credit Agreement and the Note Purchase Agreements.

(L) Upon any sale hereunder, Trustee shall execute and deliver to the purchaser or purchasers a deed or deeds conveying the Property so sold, but without any covenant or warranty whatsoever, express or implied, whereupon such purchaser or purchasers shall enjoy immediate possession; and the recitals in any such deed or deeds of facts, such as default, the giving of notice of default and notice of sale, and other facts affecting the regularity or validity of such sale or disposition, shall be conclusive proof of the truth of such facts and any such deed or deeds shall be conclusive against all Persons as to such facts recited therein.

(M) Beneficiary may, in its sole and absolute discretion, and without releasing Grantor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Grantor under any Lease, or (iii) enforce any obligation of any tenant of any of the Property. Beneficiary may exercise any right under this subsection (c) whether or not Beneficiary shall have entered into possession of any of the Property, and nothing herein contained shall be construed as constituting Beneficiary a "mortgagee in possession", unless Beneficiary shall have entered into and shall continue to be in actual possession of the Property. Grantor hereby authorizes and directs each and every present and future tenant of any of the Property, after the occurrence of an Event of Default, to pay all Rents directly to Beneficiary and to perform all other obligations of that tenant for the direct benefit of Beneficiary, as if Beneficiary were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Beneficiary to make such payment or perform such obligations. Grantor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Beneficiary, and any such payment or performance to Beneficiary shall discharge the obligations of the tenant to make such payment or performance to Grantor. Grantor shall indemnify Beneficiary and hold Beneficiary harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Beneficiary by reason of any obligations of Grantor to perform any provision of any Lease. Beneficiary may apply the Rents received by Beneficiary to the payment of any one or more of the following, in such order and amounts as Beneficiary, in its sole discretion, may elect, whether or not the same be then due: the obligations, liens on any of the Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Property, costs of enforcing Beneficiary's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Beneficiary may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Beneficiary may waive or fail to perform or enforce any provision of any Lease. Beneficiary shall not be accountable for any Rents or other sums it does not actually receive. Grantor hereby appoints Beneficiary as its attorney-in-fact effective upon an Event of Default to perform all acts which Grantor is required or permitted to perform under any and all Leases.

(N) Beneficiary may, without releasing Grantor or any obligor or guarantor of any of any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Property, the insolvency of Grantor, or any other proof. Beneficiary or said receiver may manage and operate the Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Beneficiary deems proper to protect the security of this Deed of Trust, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Deed of Trust.

(O) Beneficiary may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Grantor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Beneficiary Authorized to Execute Deeds, etc. Grantor irrevocably appoints Beneficiary the true and lawful attorney of Grantor, in its name and stead and on its behalf, for the purpose of effectuating, during the occurrence of an Event of Default, any sale, assignment, transfer or delivery for the enforcement hereof, whether pursuant to power of sale, foreclosure or otherwise, to execute and deliver all such deeds, bills of sale, assignments and other instruments as Beneficiary may consider necessary or appropriate, with full power of substitution, Grantor hereby ratifying and confirming all that its said attorney or any substitute shall lawfully do by virtue hereof. Nevertheless, if so requested by Beneficiary or any purchaser, Grantor will ratify and confirm any such sale, assignment, transfer or delivery by executing and delivering to Beneficiary or such purchaser all such proper deeds, bills of sale, assignments, releases and other instruments as may be designated in any such request.

6.3 Remedies Cumulative.

All remedies contained in this Deed of Trust are cumulative and Beneficiary also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Beneficiary to exercise any right or remedy under this Deed of Trust will be construed to be a waiver of that right or remedy or a waiver of any Default or Event of Default. Beneficiary may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Deed of Trust shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Deed of Trust, those provisions more advantageous to Beneficiary shall govern.

6.4 No Merger.

(a) If Beneficiary or any other person or entity owning or holding this Deed of Trust shall acquire or shall become vested with the fee title to the Property or any other estate or interest in the Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, neither Beneficiary nor such other person or entity shall continue to have and enjoy all of the rights and privileges of Beneficiary hereunder as to each separate estate unless and until Beneficiary or such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Property or sale pursuant to the power of sale herein granted, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Beneficiary or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Secured Survive Judgment.

(a) All of the Obligations Secured of Grantor shall survive the entry of any judgment for foreclosure of this Deed of Trust and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Grantor shall continue to be bound by all of Grantor's covenants and promises contained in this Deed of Trust and in the other Loan Documents, (ii) this Deed of Trust shall continue to secure all of Grantor's obligations under such promises and covenants, and (iii) any sums advanced by Beneficiary or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Deed of Trust or any of the other Loan Documents (including but not limited to any payments by Beneficiary of Impositions, expenses of maintenance, repair or preservation of the Property, costs of insurance incurred by Grantor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Grantor whatsoever, the reimbursement of which by Grantor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Deed of Trust and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Grantor and Beneficiary that none of Grantor's obligations under this Deed of Trust or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Deed of Trust.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Deed of Trust.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification, Environmental Remedies.

(a) Grantor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Property or, to the best of Grantor's knowledge have been transported to or from the Property or used, generated, manufactured, stored or disposed of on, under or about the Property, and the Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Grantor shall, at its sole cost and expense, prevent the imposition of any lien against the Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Property, and [ii] any other person or entity on or occupying the Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Grantor covenants and agrees that the Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Grantor hereby grants to Beneficiary, its agents, employees, consultants and contractors an irrevocable license to enter upon the Property and to perform such tests on the Property as are necessary in Beneficiary's sole discretion to conduct an investigation and/or review.

(c) Grantor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Property; provided, however that Grantor shall not, without Beneficiary's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Beneficiary's sole determination, impair the value of security for the Obligations Secured; Beneficiary's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Beneficiary's consent prior to undertaking such action. In the event Grantor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Property, Grantor shall immediately notify Beneficiary of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Beneficiary, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Grantor shall protect, defend, indemnify and hold Beneficiary, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Beneficiary's interest in the Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Beneficiary's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Grantor shall fail to timely comply with the provisions of this Section 7.1, Beneficiary may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Beneficiary hereunder, do or cause to be done whatever is necessary to cause the Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Deed of Trust and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Grantor shall give Beneficiary and its agents and employees access to the Property for the purpose of effecting such compliance and hereby specifically grants to Beneficiary an irrevocable license, effective (x) immediately if, in the opinion of Beneficiary, irreparable harm to the environment, the Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Property to so comply, including, without limitation, to enter the Property and remove therefrom any Hazardous Materials. Grantor shall pay or reimburse Beneficiary for any and all Expenses (as such term is defined in the Indemnity Agreement) that Beneficiary may incur in accordance with the terms of the Indemnity Agreement.

(f) From and after an Event of Default, Beneficiary or its agents, acting by themselves or through a court-appointed receiver, may enter upon the Property or any part thereof and perform such acts and things as may be necessary or desirable to inspect, investigate and assess environmental matters and protect the Property therefrom, including any of its other rights:

(i) to obtain a court order to enforce Beneficiary's right to enter and inspect the Property, including pursuant to California Civil Code Section 2929.5, to which the decision of Beneficiary as to whether there exists a "Release" or threatened "Release" of "Hazardous Substances" (in each case as those terms are defined in California Civil Code Section 2929.5) onto the Property shall be deemed reasonable and conclusive as between the parties hereto, if made in good faith; and

(ii) to have a receiver appointed pursuant to, without limitation, California Code of Civil Procedure Section 564 to enforce Beneficiary's right to enter and inspect the Property for "Hazardous Substances" (as that term is defined in California Civil Code Section 2929.5).

(g) Beneficiary may seek a judgment that Grantor has breached its covenants, representations or warranties with respect to Hazardous Materials by commencing and maintaining an action or actions in any court of competent jurisdiction for breach of contract pursuant to, without limitation, California Code of Civil Procedure Section 736, whether commenced prior to or after foreclosure of all or any portion of the Property, and to seek the recovery of any and all costs, damages, expenses, fees, penalties, fines, judgments, indemnification payments to third parties and other out-of-pocket expenses (collectively, the "Environmental Costs") incurred or advanced by Beneficiary relating to any cleanup, remediation or other response action either (i) required by applicable law or (ii) relating to a reasonable and good faith cleanup, remediation, or other response action concerning a "Release" or threatened "Release" (in each case as that term is defined in California Civil Code Section 2929.5) of Hazardous Substances that is anticipated by an "Environmental Provision" (as that term is defined in California Code of Civil Procedure Section 736). All Environmental Costs incurred by Beneficiary pursuant to this paragraph (including court costs, consultants' fees and attorneys' fees, whether incurred in litigation or not and whether before or after judgment) shall be reimbursed by Grantor to Beneficiary upon demand therefor and shall bear interest at the Default Rate from the date of expenditure until said sums have been paid by Grantor. Beneficiary shall be entitled to bid, at the sale of all or any portion of the Property held pursuant to this Deed of Trust, the amount of said Environmental Costs and interest in addition to the amount of the other Obligations Secured. Grantor and Beneficiary acknowledge and agree that Grantor shall be fully and personally liable for the Environmental Costs hereunder and such liability shall not be limited to the original principal amount of the Obligations Secured. For the purposes of any action brought under this paragraph, Grantor hereby waives the defense of laches and any applicable statute of limitations.

(h) Beneficiary may waive its lien against any parcel or portion of the Property that is "Environmentally Impaired" (as that term is defined in California Code of Civil Procedure Section 726.5(e)), whether real property, fixtures, or personal property, and pursue Grantor for any debt, and may exercise any and all rights and remedies of an unsecured creditor against Grantor and all of Grantor's assets and property for the recovery of any deficiency and Environmental Costs, including seeking an attachment order pursuant to California Code of Civil Procedure Section 483.010. As between Beneficiary and Grantor, for purposes of California Code of Civil Procedure Section 726.5, Grantor shall have the burden of proving that Grantor (or any Affiliate or agent of Grantor) was not negligent in permitting the "Release" or threatened "Release" (in each case as that term is defined in California Civil Code Section 2929.5) of the Hazardous Material.

(i) Grantor acknowledges and agrees that, notwithstanding any term or provision contained herein or in the other Loan Documents, Grantor shall be fully and personally liable for all judgments and awards entered against Grantor on the obligations in this section 7.1 pursuant to a valid waiver of Beneficiary's lien under California Code of Civil Procedure Section 726.5, and such judgments and awards shall be exceptions to any nonrecourse or exculpatory provision of the Loan Documents, if any, and Grantor shall be fully liable for all such judgments and awards entered against Grantor hereunder and such liability shall not be limited to the original principal amount of the Indebtedness secured by this Deed of Trust and such judgments and awards shall survive the foreclosure, deed in lieu of foreclosure, release, reconveyance or any other transfer of all or any portion of the Property or this Deed of Trust. For purposes of any action brought under this section, Grantor hereby waives the defense of laches and any applicable statute of limitations.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Deed of Trust, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Grantor shall, if requested by Beneficiary, pay to Beneficiary monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Property (the "Escrow Charges"); and on demand from time to time Grantor shall pay to Beneficiary any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the obligations and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Beneficiary shall be deemed to be trust funds but may be commingled with general funds of Beneficiary, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Beneficiary shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Grantor hereby grants to Beneficiary a lien upon and security interest in such amounts for such purpose. At Beneficiary's option, Beneficiary from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Grantor in the Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Grantor in and to the sums held by Beneficiary shall vest in the successor to the interest of Grantor in the Property, subject, nevertheless, to the rights of Beneficiary hereunder.

8.2 Beneficiary's Right to Protect Security.

Beneficiary, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Beneficiary hereunder; (b) take such action as Beneficiary may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Beneficiary's liens and security interests, advance sums on behalf of Grantor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Deed of Trust to Beneficiary, Beneficiary is hereby appointed attorney-in-fact for Grantor. All sums paid by or otherwise owing to Beneficiary under this Section shall be paid by Grantor to Beneficiary on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Beneficiary's Costs and Expenses.

In the event of an Event of Default or the exercise by Beneficiary of any of its rights hereunder, or if Beneficiary shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Beneficiary, Grantor shall pay to Beneficiary on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code; Fixture Filing.

This Deed of Trust is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Property in the records normally pertaining to personal property, at Beneficiary's option all of the Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Property shall not be construed as in any way altering any of the rights of Beneficiary or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Beneficiary in the event any court shall at any time hold that notice of Beneficiary's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Deed of Trust covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Grantor's Organizational Identification Number is 0474648.

Grantor desires and intends that this Deed of Trust also constitute a Fixture Filing between Grantor as debtor and Beneficiary as secured party, as defined in Section 9102(a)(40) of the California Commercial Code. To this end, Grantor acknowledges that (i) this Deed of Trust covers goods which are or are to become fixtures on the Land, (ii) this financing statement is to be recorded in the real estate records, (iii) Grantor is the record owner of such property and (iv) products of collateral are also covered.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Grantor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Beneficiary therein, or the assignment of this Deed of Trust in compliance with the terms of the Credit Agreement and Note Purchase Agreements. Grantor further agrees that, if requested by Beneficiary, Grantor and the City shall certify to any permitted assignee of this Deed of Trust, to Beneficiary, and to such other persons as Beneficiary may request from time to time that this Deed of Trust is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Beneficiary or any assignee may reasonably require.

8.6 Waivers by Grantor.

Grantor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Beneficiary under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Property, or (c) conflicts with any provision of any of the Loan Documents.

8.7 Payment of Fees.

The Grantor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Deed of Trust, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Deed of Trust and the other Loan Documents.

8.8 Further Assurances.

Grantor agrees to execute such further assurances, documents and instruments as may be desirable by Beneficiary for the purposes of further evidencing, carrying out and/or confirming this Deed of Trust and for all other purposes intended by this Deed of Trust.

8.9 Subordination to Leases.

At the option of Beneficiary, this Deed of Trust shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Beneficiary and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Beneficiary, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Property or any part thereof, then Beneficiary shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Deed of Trust secures an obligation of guaranty or suretyship or if this Deed of Trust is securing the obligation of another person or entity, then Grantor further agrees that:

(a) Beneficiary, the Lenders or the Term Note Purchasers may do any of the following without notice to Grantor or to any other party obligated to Beneficiary with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Deed of Trust or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Beneficiary, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Grantor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Beneficiary for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Beneficiary for the Obligations Secured or any part thereof. Grantor agrees that Beneficiary, the Lenders or the Term Note Purchasers may do any of the above as Beneficiary, the Lenders or the Term Note Purchasers deems necessary or advisable, in Beneficiary's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Grantor, and that Grantor will remain liable for full payment and performance of the Obligations Secured.

(b) Grantor waives and agrees not to enforce any of the rights of Beneficiary, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any Obligations Secured which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Beneficiary, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Grantor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof;

and (ii) any right of Grantor to require the marshaling of assets which might otherwise arise from partial payment or performance by Grantor to Beneficiary on account of the Obligations Secured or any portion thereof. Without limiting the generality of the foregoing or any other provision hereof, Grantor hereby waives any rights and benefits which might otherwise be available to such Grantor under California Civil Code Sections 2787 to 2855, inclusive, 2899, and 3433.

(c) Grantor understands that: (i) Section 580d of the California Code of Civil Procedure generally prohibits a deficiency judgment against a borrower after a non-judicial foreclosure; (ii) such Grantor's subrogation rights may be destroyed by a non-judicial foreclosure under the Deed of Trust (because such Grantor may not be able to pursue any other Borrower or Guarantor for a deficiency judgment by reason of the application of Section 580d of the California Code of Civil Procedure); and (iii) under Union Bank v. Gradsky, 265 Cal. App. 2nd 40 (1968), a lender may be estopped from pursuing a guarantor for a deficiency judgment after a non-judicial foreclosure (on the theory that a guarantor should be exonerated if a lender elects a remedy that eliminates the guarantor's subrogation rights) absent an explicit waiver. Without limitation on the generality of the other waivers contained in this Deed of Trust, Grantor hereby waives (1) the defense that might otherwise be available under Gradsky, supra (or any similar judicial decision or statute) in the event Beneficiary pursues a non-judicial foreclosure, and (2) all rights and defenses arising out of an election of remedies by the creditor, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed the guarantor's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the Code of Civil Procedure or otherwise. In addition, Grantor waives all rights and defenses that such Grantor may have because the Borrower or any Guarantor's debt is secured by real property. This means, among other things:

(1) The creditor may collect from the Grantor without first foreclosing on any real or personal property collateral pledged by the Borrower or any other Guarantor.

(2) If the creditor forecloses on any real property collateral pledged by the Borrower or other Guarantors: (A) the amount of the debt may be reduced only by the price for which the collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and (B) the creditor may collect from the Grantor even if the creditor, by foreclosing on the real property collateral, has destroyed any right the Grantor may have to collect from the Borrower or other Guarantor. This is an unconditional and irrevocable waiver of any rights and defenses the Grantor may have because the Borrower's or Guarantor's debt is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d or 726 of the Code of Civil Procedure.

(d) Grantor's maximum aggregate liability under its Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Grantor in this Deed of Trust or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Beneficiary, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the Obligations Secured hereby secured because of the failure of Grantor to pay any tax assessment, liability, obligation or encumbrance upon the Property as herein provided, it shall not be necessary that Beneficiary shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Deed of Trust, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Deed of Trust shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Grantor and Beneficiary and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Grantor and Beneficiary.

9.4 Severability.

In the event any one or more of the provisions contained in this Deed of Trust shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Deed of Trust, but this Deed of Trust shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Grantor and Beneficiary.

9.6 Time of Essence.

Time is of the essence as to all of Grantor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Deed of Trust are used only for convenience in finding the subject matters and are not part of this Deed of Trust or to be used in determining the intent of the parties or otherwise interpreting this Deed of Trust.

9.8 Performance by Beneficiary.

Any act which Beneficiary is permitted to perform under the Loan Documents may be performed at any time and from time to time by Beneficiary or any person or entity designated by Beneficiary.

9.9 Attorney-in-Fact.

Each appointment of Beneficiary as attorney-in-fact for Grantor in this Deed of Trust is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Beneficiary has the right to refuse to grant its consent whenever such consent is required under this Deed of Trust.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Deed of Trust as "Grantor", then each such party so identified shall be liable, jointly and severally, for all obligations of Grantor hereunder, and all references to "Grantor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Deed of Trust may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Defeasance.

If Grantor pays to Beneficiary, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Deed of Trust shall become void.

9.14 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Deed of Trust, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower, the Grantor and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Deed of Trust, and any provision of the Loan Documents in conflict with this Paragraph 9.14.

9.15 Future Advances.

(a) A portion of the Obligations Secured will be constituted by revolving credit indebtedness pursuant to which Grantor may, subject to and in accordance with the Loan Documents, borrow, repay and reborrow. This Deed of Trust secures not only the initial advances of the revolving credit indebtedness, but also future advances of the revolving credit indebtedness and all other additional indebtedness whether direct, indirect, future, contingent or otherwise, connected with or arising out of the Loan Documents, as the same hereafter may be amended, to the extent of not more than Three Hundred Sixty Million Dollars ($360,000,000) plus interest, fees or charges permitted under the Loan Documents. It shall be a default under this Deed of Trust if Grantor requests a release of any portion of the lien securing any of the additional indebtedness secured by this Deed of Trust pursuant to this Section prior to the date that all of the Obligations Secured have been paid and discharged, and Grantor hereby waives any and all right to request such a release.

(b) It is acknowledged that this Deed of Trust secures, in part, a loan that constitutes a line of credit or a revolving credit plan, referred to herein as the Revolving Loans. Grantor and Beneficiary intend that this Deed of Trust secure the Revolving Loans, and the maximum principal amount of credit or maximum credit limit under the Revolving Loans which may be outstanding at any time or times thereunder and which is to be secured by the Deed of Trust is Two Hundred Fifty Million Dollars ($250,000,000). It shall be a default under this Deed of Trust if Grantor requests a release of any portion of the lien securing the Revolving Loans prior to the date that all of the Obligations Secured have been paid and the Loan Documents have been terminated, and Grantor hereby waives any and all rights to request such a release to the maximum extent permitted by law.

9.16 WAIVER OF JURY TRIAL.

GRANTOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS DEED OF TRUST OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY GRANTOR AND GRANTOR ACKNOWLEDGES THAT NEITHER BENEFICIARY NOR ANY PERSON ACTING ON BEHALF OF BENEFICIARY HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. GRANTOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS DEED OF TRUST AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. GRANTOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS DEED OF TRUST IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. GRANTOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Grantor has caused this Deed of Trust to be duly executed the day and year first above written.

CHURCHILL DOWNS CALIFORNIA COMPANY

By: Rebecca C. Reed

Title: Secretary

STATE OF KENTUCKY
COUNTY OF JEFFERSON } SS.

On April 2nd, 2003, before me, the undersigned, a Notary Public in and for said State, personally appeared Rebecca C. Reed, personally known to me, **OR** proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature: Sam Hall

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER
Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the document
M INDIVIDUAL
M CORPORATE OFFICER(S)

TITLE(S)
M PARTNER(S) M LIMITED
M GENERAL
M ATTORNEY-IN-FACT
M TRUSTEE(S)
M GUARDIAN/CONSERVATOR
M OTHER

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

This Deed of Trust prepared by and when recorded return to:

L. Jude Clark
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

0000LU2.0514036
LOULibrary/238124.7
4/2/03

EXHIBIT A

Legal Description

THE LAND REFERRED TO IN THIS POLICY IS SITUATED IN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AND IS DESCRIBED AS FOLLOWS:

PARCEL 1:

PARCEL "C" OF PARCEL MAP NO. 25640, IN THE CITY OF INGLEWOOD, AS PER MAP FILED IN BOOK 289 PAGES 53 TO 61 INCLUSIVE, OF PARCEL MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

EXCEPT THEREFROM UNTO, TIDEWATER ASSOCIATED OIL COMPANY, ITS SUCCESSORS AND ASSIGNS, IN DEED RECORDED FEBRUARY 25, 1947 IN BOOK 24243 PAGE 423, OFFICIAL RECORDS, ALL MINERALS, INCLUDING BUT NOT LIMITED TO HYDRO CARBONACEOUS SUBSTANCES, TOGETHER WITH THE RIGHT TO MINE, EXTRACT, RECOVER AND REMOVE THE SAME; PROVIDED, HOWEVER, AND GRANTOR SO COVENANTS, THAT GRANTOR, ITS SUCCESSORS AND ASSIGNS, EXCEPT BY PERMISSION OF GRANTEE, ITS SUCCESSORS OR ASSIGNS, WILL NEVER ENTER UPON THE SURFACE OF SAID LANDS FOR THE PURPOSE OF MINING, EXTRACTING, REMOVING, OR RECOVERING SAID MINERALS, IT BEING EXPRESSLY COVENANTED AND AGREED, HOWEVER, THAT GRANTOR, ITS SUCCESSORS AND ASSIGNS, SHALL HAVE THE RIGHT TO MINE, EXTRACT, RECOVER AND REMOVE SAID MINERALS BY MEANS OF DIRECTIONAL OR SUBSURFACE DRILLING OR ANY OTHER RECOVERY METHOD. WHETHER SIMILAR OR DISSIMILAR, SO LONG AS THE SURFACE OF SAID LANDS IS NOT OCCUPIED OR USED, OR ITS SUPPORT MATERIALLY IMPAIRED, ALSO FROM THAT PORTION OF SAID LAND LYING EASTERLY OF THE FOLLOWING DESCRIBED LINE; BEGINNING AT A POINT IN THE NORTHERLY LINE OF THE SOUTHEAST QUARTER OF SAID SECTION 34, DISTANT THEREON SOUTH 89° 59' 12" EAST 1322.40 FEET FROM THE NORTHWEST CORNER OF SAID SOUTHEAST QUARTER OF SAID SECTION, SAID POINT OF BEGINNING BEING THE NORTHWEST CORNER OF THE EAST HALF OF SAID SOUTHEAST QUARTER OF SAID SECTION; THENCE ALONG THE WESTERLY LINE OF SAID EAST HALF OF SAID SOUTHEAST QUARTER OF SAID SECTION, SOUTH 0° 2' 22" EAST 2590.40 FEET TO THE NORTHERLY LINE OF CENTURY BOULEVARD, 100 FEET WIDE.

ALSO RESERVING UNTO MANCHESTER AVENUE COMPANY, A CALIFORNIA CORPORATION, BY DEED RECORDED AUGUST 31, 1956 IN BOOK 52179 PAGE 412, OFFICIAL RECORDS, AN UNDIVIDED 28/200 OF ONE PERCENT OF ALL MINERALS, OIL, GAS AND OTHER HYDROCARBON SUBSTANCES OR THE PROCEEDS THEREFROM IN

AND UNDER OR THAT MAY BE PRODUCED OR SAVED FROM THAT PORTION OF SAID LAND LYING NORTHERLY OF A LINE PARALLEL WITH AND 1320 FEET MEASURED SOUTHERLY AT RIGHT ANGLES FROM THE NORTHERLY LINE OF SAID SECTION 34.

ALSO EXCEPT ALL SUBSURFACE OIL, GAS, CASINGHEAD GAS AND OTHER HYDROCARBON AND OTHER GASEOUS SUBSTANCES LOCATED ON SAID PROPERTY, AS GRANTED TO HOLLYWOOD PARK OPERATING COMPANY, A DELAWARE CORPORATION, IN A DEED RECORDED MAY 18, 1982 AS INSTRUMENT NO. 82-511580.

ALSO RESERVING UNTO MASON LETTEAU, F.T. HINTON AND JOHN R. MACFADEN CONSTITUTING THE BOARD OF TRUSTEES OF THE ENDOWMENT CARE FUND OF INGLEWOOD PARK CEMETERY ASSOCIATION, IN DEED RECORDED MARCH 18, 1964 IN BOOK D2398 PAGE 795, OFFICIAL RECORDS, ALL MINERALS, OIL, GAS AND OTHER HYDROCARBON SUBSTANCES LYING IN OR BELOW A DEPTH OF 500 FEET AND WITHOUT RIGHT OF SURFACE ENTRY ON THAT PORTION OF SAID LAND LYING NORTHERLY OF A LINE PARALLEL WITH AND 1320 FEET SOUTHERLY MEASURED AT RIGHT ANGLES FROM THE NORTHERLY LINE OF SAID SECTION 34.

PARCEL 2:

A NON-EXCLUSIVE EASEMENT FOR INGRESS AND EGRESS OVER THE FOLLOWING DESCRIBED PROPERTY.

THE EASTERLY 40.00 FEET OF PARCEL B AS SHOWN ON MAP OF PARCEL MAP 25640 IN THE CITY OF INGLEWOOD, FILED IN BOOK 289 PAGES 53 TO 61 INCLUSIVE, OF PARCEL MAPS IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

This instrument prepared by
and when recorded return to:
L. Jude Clark
Frost Brown Todd LLC
400 West Market Street
Louisville, KY 40202-3363

MORTGAGE AND SECURITY AGREEMENT

APRIL 3, 2003

ARLINGTON PARK RACECOURSE, LLC
MORTGAGOR

BANK ONE, KENTUCKY, NA, as Collateral Agent
MORTGAGEE

PROPERTY: ARLINGTON PARK RACECOURSE
ARLINGTON HEIGHTS, ILLINOIS

P.I.N.______________
Property Address: 2200 West Euclid Avenue, Arlington Heights, IL 60006

This Mortgage prepared by
and after recording return to:
L. Jude Clark, Jr., Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 2nd day of April, 2003 by ARLINGTON PARK RACECOURSE, LLC, an Illinois limited liability company , with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 00598151 ("Mortgagor"), in favor of BANK ONE KENTUCKY, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 ("Mortgagee").

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto; made a part hereof together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Churchill Downs Incorporated and certain of its subsidiaries, including Grantor, as guarantors (the "Credit Agreement'). Unless otherwise specified, all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated (hereinafter "Borrower") in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and Note Purchase Agreements described in D. below.

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Borrower will also issue, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated of even date herewith (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Borrower, the Guarantors (including Mortgagor) and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Borrower under the Note Purchase Agreements and term Notes. The obligations of the Borrower and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements, all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31. 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and

(v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to

Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements. The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee; provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities,

Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default:

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. Additional Rights and Obligations

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 00598151.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note

Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

ARLINGTON PARK RACECOURSE, LLC,
an Illinois limited liability company

By: Rebecca C. Reed

Printed Name: Rebecca C. Reed
Its: Secretary

COMMONWEALTH OF KENTUCKY)SS
)
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 2 day of April, 2003, by Rebecca C Reed, as Secretary of Arlington Park Racecourse, LLC, an Illinois limited liability company, on behalf of the corporation. He/she is personally known to me or has produced ______________ and did (did not) take an oath.

Karen L Kutz
Notary Public, State of Kentucky

Printed Name: Karen L Kutz

My commission expires: January 9, 2007.

0000LU2.0514036
LOULibrary/2394178
4/2/2003 1:47 PM

EXHIBIT A

Legal Description

PARCEL 1:

THAT PART OF THE EAST 1/2 OF THE SOUTH EAST 1/4 OF SECTION 23, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

BEGINNING AT THE SOUTH EAST CORNER OF THE EAST 1/2 OF THE SOUTH EAST 1/4 OF SAID SECTION 23; THENCE WEST ALONG THE SOUTH LINE OF SAID SECTION 23, 577.73 FEET TO THE SOUTHEASTERLY LINE OF ILLINOIS ROUTE NUMBER 53; THENCE NORTHEASTERLY ALONG A CURVE TO THE RIGHT HAVING A RADIUS OF 5862.50 FEET, SAID CURVE BEING THE SOUTHEASTERLY LINE OF ILLINOIS ROUTE NO. 53, FOR A DISTANCE OF 25.00 FEET; THENCE NORTHEASTERLY TO A POINT IN THE EAST LINE OF THE SOUTH EAST 1/4 OF SAID SECTION 23, SAID POINT BEING 61.41 FEET TO THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 2:

THAT PART OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26 AND THAT PART OF THE WEST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 (EXCEPT THE NORTH 560 FEET THEREOF) IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS, LYING NORTH OF A LINE DESCRIBED AS FOLLOWS:

BEGINNING AT A POINT IN THE WEST LINE OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26 AFORESAID 1644.24 FEET NORTH OF THE SOUTH WEST CORNER OF SAID EAST 1/4; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST, A DISTANCE OF 463.44 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 43 SECONDS EAST TO THE POINT OF INTERSECTION WITH THE EAST LINE OF THE WEST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 AFORESAID; EXCEPTING THEREFROM THAT PART THEREOF FALLING WITHIN THE FOLLOWING DESCRIBED TRACT OF LAND.

BEGINNING AT A POINT IN THE NORTH LINE OF SECTION 26, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, THAT IS 577.73 FEET WEST OF THE NORTH EAST CORNER OF SAID SECTION FOR A POINT OF BEGINNING, THENCE SOUTHWESTERLY ALONG A CURVE TO THE LEFT HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 146.83 FEET TO A POINT IN THE WEST LINE OF THE EAST 1/4 OF THE EAST 1/2 OF SAID SECTION, THAT IS 119.19 FEET SOUTH OF THE NORTH LINE OF SAID SECTION (AS MEASURED ALONG SAID WEST LINE); THENCE NORTH ALONG

SAID WEST LINE OF THE EAST 1/4 OF THE EAST 1/2 OF SAID SECTION FOR A DISTANCE OF 119.19 FEET TO A POINT IN THE NORTH LINE OF SAID SECTION; THENCE EAST ALONG THE NORTH LINE OF SAID SECTION FOR A DISTANCE OF 86.81 FEET TO THE POINT OF BEGINNING, AND FURTHER EXCEPTING THEREFROM THE WEST 50 FEET, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 3:

THAT PART OF THE WEST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHEASTERLY OF THE SOUTHEASTERLY LINE OF S. B. I. ROUTE 53, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE WEST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTH WEST CORNER OF SAID SECTION 24; THENCE NORTH ALONG THE WEST LINE OF SAID SECTION 24 FOR A DISTANCE OF 666.41 FEET TO A POINT ON A CURVED LINE CONCAVE TO THE SOUTH EAST AND HAVING A RADIUS OF 5862.50 FEET, THENCE NORTHEASTERLY ALONG A STRAIGHT LINE MAKING AN ANGLE TO THE RIGHT OF 47 DEGREES 17 MINUTES 54 SECONDS WITH A PROLONGATION OF THE LAST DESCRIBED COURSE FOR A DISTANCE OF 396.93 FEET TO A POINT ON THE LAST MENTIONED CURVE LINE DISTANT 291.63 FEET EAST OF, MEASURED AT RIGHT ANGLES TO, THE WEST LINE OF SAID SECTION 24, SAID POINT BEING THE POINT OF BEGINNING OF THE LAND HEREIN TO BE EXCEPTED; THENCE NORTHEASTERLY ALONG THE LAST MENTIONED CURVED LINE FOR A DISTANCE OF 1090.10 FEET TO A POINT IN THE SOUTHERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY THAT IS 1367.95 FEET EAST FROM THE WEST LINE OF SAID SECTION 24 (AS MEASURED ALONG SAID SOUTHERLY RIGHT OF WAY LINE); THENCE SOUTHEASTERLY ALONG SAID SOUTHERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY FOR A DISTANCE OF 145.00 FEET TO A POINT; THENCE SOUTHWESTERLY ALONG A STRAIGHT LINE MAKING AN ANGLE TO THE RIGHT OF 123 DEGREES 05 MINUTES 46 SECONDS WITH A PROLONGATION OF THE LAST DESCRIBED COURSE FOR A DISTANCE OF 286.08 FEET TO A POINT OF CURVATURE; THENCE SOUTHWESTERLY ALONG A CURVED LINE CONCAVE TO THE SOUTH EAST AND TANGENT TO THE LAST DESCRIBED COURSE, HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 869.96 FEET TO THE POINT OF BEGINNING; AND FURTHER EXCEPTING THEREFROM THAT PART THEREOF FALLING WITH THE TRACT

OF LAND CONVEYED TO THE VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT NO. 22467787, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 4:

THAT PART OF THE EAST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY (EXCEPTING THEREFROM A 60 FOOT STRIP OF LAND LYING SOUTHWESTERLY OF AND ADJOINING THE SAID SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY) ALL IN COOK COUNTY, ILLINOIS.

PARCEL 5:

THAT PART OF THE WEST 1/2 OF THE SOUTH EAST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THAT PART THEREOF FALLING WITHIN THE TRACT OF LAND CONVEYED TO THE VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT NO. 22467787, IN COOK COUNTY, ILLINOIS.

PARCEL 6A:

THE WEST 1/2 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, (EXCEPTING THEREFROM THAT PART THEREOF LYING NORTHEASTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY AND FURTHER EXCEPTING THEREFROM THAT PART THEREOF TAKEN OR USED FOR EUCLID AVENUE, IN COOK COUNTY, ILLINOIS.

PARCEL 6B:

THAT PART OF THE EAST 1/2 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE NORTH EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

COMMENCING AT THE INTERSECTION OF THE EAST LINE OF SAID SECTION 25 AND THE CENTER LINE OF CHICAGO AND NORTHWESTERN RAILWAY COMPANY NUMBER 2 MAIN TRACK, AS SAID MAIN TRACK IS NOT LOCATED; THENCE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST ALONG SAID MAIN TRACT CENTER LINE A DISTANCE OF 1308.00 FEET; THENCE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST, A DISTANCE OF 42.65 FEET TO A POINT ON THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY COMPANY FOR THE POINT OF BEGINNING OF THE PARCEL OF LAND HEREIN DESCRIBED; THENCE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST ALONG SAID SOUTHWESTERLY RIGHT OF WAY LINE, A DISTANCE OF 150.00 FEET; THENCE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST, A DISTANCE OF 50.00 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST PARALLEL WITH SAID SOUTHWESTERLY RIGHT OF WAY LINE, A DISTANCE OF 150.00 FEET; THENCE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST, A DISTANCE OF 50.00 FEET TO THE POINT OF BEGINNING, AND EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE NORTH EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

BEGINNING AT A POINT ON THE WEST LINE OF WILKE ROAD, DISTANT 135 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES FROM THE CENTER LINE OF THE MOST NORTHEASTERLY OR EAST BOUND MAIN TRACT OF THE CHICAGO AND NORTHWESTERN RAILWAY COMPANY, ALSO KNOWN AS NO. 3 MAIN TRACT, AS SAID MAIN TRACT IS NOW LOCATED; THENCE WESTERLY AT RIGHT ANGLES TO SAID WEST LINE OF WILKE ROAD, A DISTANCE OF 30 FEET; THENCE NORTHWESTERLY ALONG A STRAIGHT LINE TO A POINT DISTANCE 200 FEET WESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID WEST LINE OF WILKE ROAD, AND DISTANT 76 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID MAIN TRACT CENTER LINE; THENCE SOUTHWESTERLY ALONG A STRAIGHT LINE TO A POINT DISTANT 135 FEET WESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID WEST LINE OF WILKE ROAD, AND DISTANT 196 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID MAIN TRACT CENTER LINE; THENCE SOUTHEASTERLY PARALLEL WITH SAID MAIN TRACT CENTER LINE TO A POINT ON THE WEST LINE OF SAID WILKE ROAD; THENCE NORTHERLY ALONG SAID WEST LINE OF WILKE ROAD TO THE POINT OF BEGINNING AND EXCEPTING THE EAST 50 FEET THEREOF, AND EXCEPTING THAT PART TAKEN OR USED FOR EUCLID AVENUE, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 6C:

THAT PART OF THE EAST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS, LYING NORTH AND EAST OF THE FOLLOWING DESCRIBED LINE:

BEGINNING AT A POINT IN THE SOUTH LINE OF SAID NORTH WEST 1/4 2251.05 FEET EAST OF THE SOUTH WEST CORNER OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN; THENCE NORTH 7 DEGREES 39 MINUTES 47 SECONDS EAST, A DISTANCE OF 227.35 FEET; THENCE NORTH 18 DEGREES 59 MINUTES 37 SECONDS EAST, A DISTANCE OF 164.48 FEET; THENCE NORTH 25 DEGREES 22 MINUTES 04 SECONDS EAST, A DISTANCE OF 129.06 FEET; THENCE NORTH 15 DEGREES 43 MINUTES 19 SECONDS EAST, A DISTANCE OF 127.85 FEET; THENCE NORTH 5 DEGREES 48 MINUTES 10 SECONDS EAST, A DISTANCE OF 129.09 FEET; THENCE NORTH 1 DEGREES 24 MINUTES 57 SECONDS EAST, A DISTANCE OF 199.59 FEET; THENCE NORTH 2 DEGREES 35 MINUTES 47 SECONDS EAST, A DISTANCE OF 216.72 FEET; THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST, A DISTANCE OF 216.71 FEET, THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST, A DISTANCE OF 149.50 FEET; THENCE NORTH 24 DEGREES 48 MINUTES 46 SECONDS EAST, A DISTANCE OF 89.54 FEET; THENCE NORTH 34 DEGREES 17 MINUTES 37 SECONDS EAST, A DISTANCE OF 225.19 FEET; THENCE NORTH 36 DEGREES 40 MINUTES 47 SECONDS WEST, A DISTANCE OF 67.69 FEET; THENCE NORTH 83 DEGREES 39 MINUTES 05 SECONDS WEST, A DISTANCE OF 40.88 FEET; THENCE NORTH 89 DEGREES 52 MINUTES 43 SECONDS WEST, TO THE POINT OF INTERSECTION WITH THE WEST LINE OF THE EAST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 AFORESAID, ALSO EXCEPTING THEREFROM THAT PART TAKEN OR USED FOR EUCLID AVENUE, ALL IN COOK COUNTY, ILLINOIS, EXCEPTING FROM PARCELS 6A, 6B AND 6C THAT PART DESCRIBED AS FOLLOWS:

THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAST LINE OF SAID NORTHEAST 1/4, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES, 10 MINUTES, 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES, 00 MINUETS, 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING; THENCE SOUTH 60 DEGREES, 28 MINUTES, 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE, 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE; THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE

SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES, 07 MINUTES, 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES, 44 MINUTES, 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE NORTH 04 DEGREES, 12 MINUTES, 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHEAST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BEARING OF NORTH 01 DEGREES, 51 MINUTES, 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES, 00 MINUTES, 00 SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES, 00 MINUTES, 00 SECONDS EAST, A DISTANCE OF 1388.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 579.27 FEET; THENCE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE; THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES, 52 MINUTES, 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO THE POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS)

PARCEL 7:

THE NORTH 560 FEET OF THE WEST 1/2 OF THE NORTHWEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS.

EXCEPTING FROM ABOVE SAID PARCELS, THE FOLLOWING 2 TRACTS OF LAND DESCRIBED AS FOLLOWS:

TRACT A:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS, WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 60.01 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 08 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 503.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 217.81 FEET; THENCE NORTH 00 DEGREES 52 MINUTES 52 SECONDS EAST 1227.35 FEET; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 453.85 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 63 (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 58 DEGREES 52 MINUTES 53 SECONDS WEST AND A DISTANCE OF 453.78 FEET); THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE OF SBI ROUTE 53 BEING AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 396.91 FEET TO THE EAST LINE OF THE SOUTHEAST 1/4 OF SECOND 23 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 47 DEGREES 31 MINUTES 05 SECONDS WEST AND A DISTANCE OF 396.84 FEET); THENCE SOUTH 00 DEGREES 23 MINUTES 07 SECONDS WEST ALONG SAID EAST LINE 605.02 FEET TO A POINT 61.42 FEET NORTH OF THE SOUTHEAST CORNER OF SECTION 23; THENCE SOUTH 86 DEGREES 20 MINUTES 23 SECONDS WEST 563.71 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 AFORESAID; THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 86.64 FEET TO THE EAST LINE OF THE WEST 50.0 FEET OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF 86.64 FEET); THENCE SOUTH 00 DEGREES 01 MINUTES 14 SECONDS EAST ALONG SAID EAST LINE OF THE WEST 50.0 FEET FOR A DISTANCE OF 944.79 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

TRACT B:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHEAST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST ALONG THE WEST LINE THEREOF 1644.26 FEET; THENCE SOUTH 86 DEGREES 49

MINUTES 06 SECONDS EAST 50.01 FEET; THENCE CONTINUE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 MINUTES EAST 217.81 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 385.67 FEET; THENCE NORTH 00 DEGREES 07 MINUTES 46 SECONDS WEST 614.26 FEET; THENCE NORTH 89 DEGREES 57 MINUTES 59 SECONDS EAST 1155.59 FEET; THENCE NORTH 28 DEGREES 18 MINUTES 56 SECONDS WEST 285.71 FEET TO A POINT OF CURVE; THENCE NORTHWESTERLY ALONG AN ARCH OF A CIRCLE CONVEX WESTERLY AND HAVING A RADIUS OF 324.19 FEET FOR A DISTANCE OF 192.43 FEET TO THE SOUTH LINE OF PROPERTY CONVEYED TO VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT 22467787 (THE CHORD OF SAID ARC HAVING A BEARING OF NORTH 10 DEGREES 29 MINUTES 32 SECONDS WEST AND A DISTANCE OF 189.62 FEET); THENCE NORTH 59 DEGREES 16 MINUTES 10 SECONDS WEST ALONG SAID LINE 918.76 FEET; THENCE SOUTH 63 DEGREES 49 MINUTES 26 SECONDS WEST 214.46 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 416.99 FEET (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 62 DEGREES 10 MINUTES 10 SECONDS WEST AND A DISTANCE OF 416.93 FEET); THENCE SOUTH 00 DEGREES 52 MINUTES 52 SECONDS WEST 1227.35 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

LEASEHOLD ESTATE, CREATED BY THE INSTRUMENT EXECUTED AND ACKNOWLEDGED BY AND BETWEEN DUCHOSSOIS INDUSTRIES, INC., AN ILLINOIS CORPORATION, AS LESSOR, AND ARLINGTON INTERNATIONAL RACECOURSE, INC., AS LESSEE, DATED SEPTEMBER 8, 2000, A MEMORANDUM OF WHICH LEASE WAS RECORDED SEPTEMBER 18, 2000 AS DOCUMENT 00724447, COVERING PARCELS 8 AND 9:

PARCEL 8:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS, WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 50.01 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 88 DEGREES 45 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00

DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 217.81 FEET; THENCE NORTH 00 DEGREES 52 MINUTES 52 SECONDS EAST 1227.35 FEET; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 453.85 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 58 DEGREES 52 MINUTES 53 SECONDS WEST AND A DISTANCE OF 453.78 FEET); THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE OF SBI ROUTE 53 BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 396.91 FEET TO THE EAST LINE OF THE SOUTHEAST 1/4 OF SECTION 23 AFORESAID (THE CHORD OF SAID ARCH HAVING A BEARING OF SOUTH 47 DEGREES 31 MINUTES 05 SECONDS WEST AND A DISTANCE OF 396.84 FEET); THENCE SOUTH 00 DEGREES 13 MINUTES 07 SECONDS WEST ALONG SAID EAST LINE 605.02 FEET TO A POINT 61.41 FEET NORTH OF THE SOUTHEAST CORNER OF SECTION 23; THENCE SOUTH 86 DEGREES 20 MINUTES 23 SECONDS WEST 563.71 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 AFORESAID; THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 86.64 FEET TO THE EAST LINE OF THE WEST 50.0 FEET OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF 86.64 FEET); THENCE SOUTH 00 DEGREES 01 MINUTES 14 SECONDS EAST ALONG SAID EAST LINE OF THE WEST 50.0 FEET FOR A DISTANCE OF 944.79 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

PARCEL 9:

THAT PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 50.01 FEET; THENCE CONTINUE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 MINUTES EAST 217.81 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 385.67 FEET; THENCE NORTH 00 DEGREES 07 MINUTES 46 SECONDS WEST 614.26 FEET; THENCE NORTH 89 DEGREES 57 MINUTES 59 SECONDS EAST 1155.59 FEET; THENCE NORTH 28 DEGREES 18 MINUTES 58 SECONDS

WEST 285.71 FEET TO A POINT OF CURVE; THENCE NORTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX WESTERLY AND HAVING A RADIUS OF 324.19 FEET FOR A DISTANCE OF 192.43 FEET TO THE SOUTH LINE OF PROPERTY CONVEYED TO VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT 22467787 (THE CHORD OF SAID ARC HAVING A BEARING OF NORTH 10 DEGREES 29 MINUTES 32 SECONDS WEST AND A DISTANCE OF 189.62 FEET); THENCE NORTH 59 DEGREES 16 MINUTES 10 SECONDS WEST ALONG SAID LINE 918.76 FEET; THENCE SOUTH 63 DEGREES 49 MINUTES 36 SECONDS WEST 214.46 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 416.99 FEET (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 62 DEGREES 10 MINUTES 10 SECONDS WEST AND A DISTANCE OF 416.93 FEET); THENCE SOUTH 00 DEGREES 52 MINUTES 52 SECONDS WEST 1227.35 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

PARCEL 10:

THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 SECTION 25, TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAT LINE OF SAID NORTHEAST 1/4, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES, 18 MINUTES, 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING; THENCE SOUTH 60 DEGREES, 28 MINUTES, 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE, 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE; THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES, 07 MINUTES, 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES, 44 MINUTES, 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE AT RIGHT ANGLES TO 12 MINUTES, 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHWEST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BEARING NORTH 01 DEGREES, 51 MINUTES, 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES, 00 MINUTES, 00

SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES, 00 MINUTES, 00 SECOND EAST, A DISTANCE OF 1388.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 579.27 FEET; THENCE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE; THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.0 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES, 52 MINUTES, 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO THE POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 11:

NONEXCLUSIVE, PERPETUAL EASEMENT FOR THE BENEFIT OF PARCEL 1 AS CREATED BY MUTUAL EASEMENT AGREEMENT DATED NOVEMBER 17, 1986 MADE BY AND BETWEEN ARLINGTON PARK RACETRACK LTD., AN ILLINOIS LIMITED PARTNERSHIP AND TURF CLUB OF ILLINOIS, INC., AN ILLINOIS CORPORATION RECORDED MARCH 13, 1989 AS DOCUMENT 89110007 FOR THE PURPOSE OF VEHICULAR AND PEDESTRIAL INGRESS, EGRESS AND ACCESS ON, OVER, ALONG AND ACROSS THE LAND DESCRIBED AS FOLLOWS: TO WIT:

PARCEL A:

THAT PART OF THE EAST QUARTER OF THE NORTHWEST 1/4 OF SECTION 26 AND PART OF THE NORTHWEST 1/4 OF SECTION 25, ALL IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS: COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST QUARTER OF THE NORTHEAST QUARTER OF SECTION 26; THENCE NORTHWARD ALONG THE WEST LINE OF SAID EAST QUARTER, NORTH 00 DEGREES 01 MINUTE 14 SECONDS WEST, A DISTANCE OF 69.63 FEET TO THE POINT OF BEGINNING; THENCE CONTINUING NORTHEASTERLY ALONG THE LAST DESCRIBED LINE, NORTH 45 DEGREES 52 MINUTES 23 SECONDS EAST A DISTANCE OF 58.43 FEET; THENCE EASTWARD ALONG A LINE BEING 37 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE NORTHEAST QUARTER OF SAID SECTION 26, SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST, A DISTANCE OF 525.00 FEET; THENCE SOUTH 00 DEGREES 30 MINUTES 16 SECONDS WEST, A DISTANCE OF 145.66 FEET; THENCE SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST, A DISTANCE OF 412.77 FEET; THENCE SOUTH 00 DEGREES 17 MINUTES 16 SECONDS EAST, A DISTANCE OF 813.00 FEET; THENCE NORTH 89 DEGREES 52 MINUTES 43 SECOND WEST, A DISTANCE OF 568.81 FEET; THENCE NORTH 88 DEGREES 49 MINUTES 06 SECONDS, WEST, A DISTANCE OF

413.43 FEET; THENCE NORTH 00 DEGREES 01 MINUTE, 14 SECONDS WEST, A DISTANCE OF 916.48 FEET TO THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL B:

THAT PART OF THE EAST QUARTER OF THE NORTHEAST 1/4 OF SECTION 26, THAT PART OF THE SOUTHWEST 1/4 AND THE SOUTH EAST 1/4 OF SECTION 24, AND THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 OF SECTION 25 ALL IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SAID EAST QUARTER OF THE NORTHEAST 1/4 OF SECTION 26, THENCE NORTHWARD ALONG THE WEST LINE OF THE SAID EAST QUARTER, BEING THE CENTER LINE OF ROHLWING ROAD, NORTH 00 DEGREES 01 MINUTE 14 SECONDS WEST A DISTANCE OF 2511.21 FEET, THENCE NORTH 45 DEGREES 52 MINUTES 23 SECONDS EAST A DISTANCE OF 128.06 FEET; THENCE EASTWARD ALONG A LINE BEING 37 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE NORTHEAST 1/4 OF SECTION 26, SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST A DISTANCE OF 525.00 FEET TO THE POINT OF BEGINNING, THENCE CONTINUING EASTWARD ALONG THE LAST DESCRIBED LINE SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST A DISTANCE OF 47.58 FEET TO THE EAST LINE OF THE EAST QUARTER OF THE NORTHEAST 1/4 OF SAID SECTION 26, THENCE NORTH 00 DEGREES 01 MINUTE 25 SECONDS WEST A DISTANCE OF 37.00 FEET TO THE NORTHEAST CORNER OF SAID NORTHEAST 1/4, THENCE NORTH 00 DEGREES 11 MINUTES 26 SECONDS EAST ON THE WEST LINE OF THE SOUTHWEST 1/4 OF SECTION 24, A DISTANCE OF 666.43 FEET TO THE INTERSECTION OF SAID WEST LINE AND THE SOUTHEASTERLY RIGHT OF WAY LINE OF S.B.I. ROUTE 53, THENCE NORTHEASTERLY ALONG SAID SOUTHEASTERLY RIGHT OF WAY LINE BEING A CURVED LINE CONVEXED TO THE NORTHWEST OF 5862.50 FEET IN RADIUS HAVING A CHORD LENGTH OF 396.84 FEET ON A BEARING OF NORTH 47 DEGREES 29 MINUTES 20 SECONDS EAST, FOR AN ARCH LENGTH OF 396.93 FEET TO A POINT ON THE LAST DESCRIBED CURVED LINE 291.64 FEET EASTERLY OF AND AT RIGHT ANGLES TO THE WEST LINE OF THE SOUTHWEST ¼ OF SECTION 24, THENCE NORTHEASTERLY ALONG THE SOUTHEASTERLY RIGHT OF WAY LINE OF S. B. I. ROUTE 53 BEING A CURVED LINE CONVEXED TO THE NORTHWEST OF 7593.78 FEET IN RADIUS, HAVING A CHORD LENGTH OF 869.48 FEET ON A BEARING OF NORTH 60 DEGREES 31 MINUTES 31 SECONDS EAST FOR AN ARC LENGTH OF 869.96 FEET TO A POINT OF TANGENCY; THENCE NORTHEASTERLY ALONG SAID SOUTHEASTERLY RIGHT OF WAY LINE OF S. B. I. ROUTE 53, NORTH 63 DEGREES 48 MINUTES 26 SECONDS EAST. A DISTANCE OF 214.46 FEET TO A POINT 71.62 FEET SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD; THENCE

SOUTHEASTERLY ALONG A LINE 60.00 FEET SOUTHWESTERLY OF AND PARALLEL TO SAID SOUTHWESTERLY RIGHT OF WAY LINE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST, A DISTANCE OF 1660.13 FEET TO A POINT ON THE EAST LINE OF THE SOUTHWEST ¼ OF SECTION 24; THENCE SOUTH 54 DEGREES 37 MINUTES 00 SECONDS EAST A DISTANCE OF 122.76 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 80.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST, A DISTANCE OF 100.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST A DISTANCE OF 40.65 FEET; THENCE NORTH 67 DEGREES 56 MINUTES 27 SECONDS A DISTANCE OF 199.43 FEET TO THE WEST LINE OF THE SOUTH EAST ¼ OF SECTION 24; THENCE NORTHWARD ALONG SAID WEST LINE NORTH 00 DEGREES 07 MINUTES 58 SECONDS EAST A DISTANCE OF 58.08 FEET TO THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD; THENCE SOUTHEASTERLY ALONG SAID RIGHT OF WAY SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 1594.04 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST A DISTANCE OF 50.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 150.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST A DISTANCE OF 50.00 FEET, THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTHEASTERLY ALONG THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 1275.05 FEET TOT THE WEST RIGHT OF WAY LINE OF WILKE ROAD; THENCE SOUTHWARD ON A LINE 50.00 FEET WEST OF AND PARALLEL TO THE EAST LINE OF THE NORTHEAST QUARTER OF SECTION 25, SOUTH 00 DEGREES 18 MINUTES 24 SECONDS WEST A DISTANCE OF 91.60 FEET; THENCE NORTH 89 DEGREES 41 MINUTES 36 SECONDS WEST A DISTANCE OF 30.00 FEET; THENCE NORTH 28 DEGREES 32 MINUTES 22 SECONDS WEST A DISTANCE OF 145.09 FEET; THENCE SOUTH 16 DEGREES 44 MINUTES 56 SECONDS WEST A DISTANCE OF 123.65 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 156.53 FEET TO THE WEST RIGHT OF WAY LINE OF WILKE ROAD; THENCE SOUTHWARD ALONG SAID WEST LINE SOUTH 00 DEGREES 18 MINUTES 24 SECONDS WEST A DISTANCE OF 1644.18 FEET TO A POINT 30.27 FEET, AS PROJECTED ALONG THE LAST DESCRIBED LINE, NORTHERLY OF THE SOUTH LINE OF THE NORTHEAST ¼ OF SECTION 25, SAID POINT BEING THE NORTH RIGHT OF WAY LINE OF EUCLID AVENUE; THENCE WESTERLY ALONG SAID RIGHT OF WAY LINE NORTH 89 DEGREES 00 MINUTES 46 SECONDS WEST A DISTANCE OF 1270.09 FEET TO A POINT 107.00 FEET NORTH OF THE NORTHEAST CORNER OF LOT 443 IN ROLLING MEADOWS UNIT 3 AS MEASURED ON THE EAST LOT LINE OF SAID LOT PROJECTED NORTHWARD; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 89 DEGREES 54 MINUTES 56 SECONDS WEST A DISTANCE OF 1783.06 FEET; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 84 DEGREES 11 MINUTES 58 SECONDS WEST A

DISTANCE OF 201.00 FEET; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 89 DEGREES 54 MINUTES 56 SECONDS WEST A DISTANCE OF 407.91 FEET TO A POINT 70.00 FEET NORTH OF AND PERPENDICULAR TO THE SOUTH LINE OF THE NORTHWEST ¼ OF SECTION 25; THENCE NORTH 7 DEGREES 39 MINUTES 47 SECONDS EAST A DISTANCE OF 156.73 FEET; THENCE NORTH 18 DEGREES 59 MINUTES 37 SECONDS EAST A DISTANCE OF 164.48 FEET; THENCE NORTH 29 DEGREES 22 MINUTES 04 SECONDS EAST A DISTANCE OF 129.06 FEET; THENCE NORTH 15 DEGREES 43 MINUTES 19 SECONDS EAST A DISTANCE OF 127.85 FEET, THENCE NORTH 05 DEGREES 48 MINUTES 10 SECONDS EAST A DISTANCE OF 129.09 FEET, THENCE NORTH 01 DEGREES 24 MINUTES 57 SECONDS EAST A DISTANCE OF 199.59 FEET, THENCE NORTH 02 DEGREES 35 MINUTES 45 SECONDS EAST A DISTANCE OF 216.71 FEET; THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST A DISTANCE OF 149.50 FEET, THENCE NORTH 24 DEGREES 48 MINUTES 46 SECONDS EAST A DISTANCE OF 89.54 FEET, THENCE NORTH 34 DEGREES 17 MINUTES 37 SECONDS EAST A DISTANCE OF 225.19 FEET, THENCE NORTH 36 DEGREES 40 MINUTES 47 SECONDS WEST A DISTANCE OF 67.69 FEET, THENCE NORTH 83 DEGREES 39 MINUTES 05 SECONDS WEST A DISTANCE OF 48.88 FEET, THENCE NORTH 89 DEGREES 52 MINUTES 43 SECONDS WEST A DISTANCE OF 1537.00 FEET TO THE EAST LINE OF PARCEL A; THENCE NORTHWARD ALONG SAID EAST LINE NORTH 00 DEGREES 17 MINUTES 16 SECONDS WEST A DISTANCE OF 813.00 FEET. THENCE NORTH 89 DEGREES 29 MINUTES 44 SECONDS WEST A DISTANCE OF 363.85 FEET TO THE WEST LINE OF THE NORTHWEST ¼ OF SECTION 25; THENCE CONTINUING ALONG THE LAST DESCRIBED LINE NORTH 89 DEGREES 29 MINUTES 44 SECONDS WEST A DISTANCE 48.92 FEET, THENCE NORTH 00 DEGREES 30 MINUTES 16 SECONDS EAST A DISTANCE OF 145.66 FEET TO THE POINT OF BEGINNING; EXCEPT THAT PART OF THE NORTHEAST ¼ AND THE NORTHWEST ¼ OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS: COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST ¼ OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAST LINE OF SAID NORTHEAST ¼, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES 18 MINUTES 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES 00 MINUTES 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING, THENCE SOUTH 60 DEGREES 28 MINUTES 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE, THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES 07 MINUTES 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES 44 MINUTES 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE NORTH 4 DEGREES 12 MINUTES 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES 47 MINUTES 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE

NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHWEST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BERING OF NORTH 1 DEGREE 51 MINUTES 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES 00 MINUTES 00 SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES 00 MINUTES 00 SECONDS EAST, A DISTANCE OF 1388.00 FEET, THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES 00 MINUTES 00 SECONDS WEST, A DISTANCE OF 579.27 FEET, THENCE NORTH 85 DEGREES 47 MINUTES 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE, THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES 52 MINUTES 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING: ALL IN COOK COUNTY, ILLINOIS.

This instrument prepared by
and when recorded return to:
L. Jude Clark
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

April 3, 2003

ARLINGTON PARK RACECOURSE, LLC as
MORTGAGOR

BANK ONE, KENTUCKY, NA, as Collateral Agent
MORTGAGEE

PROPERTY: ARLINGTON PARK RACECOURSE
ARLINGTON HEIGHTS, ILLINOIS

P.I.N. _______________
Property Address: 2200 West Euclid Avenue, Arlington Heights, Illinois 60006

This Mortgage prepared by
and after recording return to:
L. Jude Clark, Jr., Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

LEASEHOLD MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS LEASEHOLD MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 3rd day of April, 2003 by ARLINGTON PARK RACECOURSE, LLC, an Illinois limited liability company , with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 00598151 ("Mortgagor"), in favor of BANK ONE KENTUCKY, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 ("Mortgagee").

WITNESSETH:

A. Pursuant to a certain Lease Agreement dated as of September 8, 2000, by and between Duchossois Industries, Inc., as "Lessor" and Mortgagor as "Lessee", a Memorandum of which was recorded on September 18, 2000 as Document No. 00724447 in the office of the Cook County, Illinois Recorder (the "Ground Lease"), Mortgagor is the Lessee and the holder of a leasehold estate, with an option to purchase, in and to certain tracts or parcels of land located in Arlington Heights, Cook County, Illinois, described in Exhibit A attached hereto and made a part hereof, together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Churchill Downs Incorporated and certain of its subsidiaries, including Grantor, as guarantors (the "Credit Agreement'). Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated (hereinafter "Borrower") in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below), the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in D. below.

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Borrower will also issue, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated of even date herewith as amended, modified or restated from time to time, (the "Note Purchase Agreements") to be entered into by and between the Borrower, the Guarantors (including Mortgagor) and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Borrower under the Note Purchase Agreement and Term Notes. The obligations of the Borrower and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements and such other documents or instruments executed by Borrower or any Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally or ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee for the equal and ratable benefits of Lenders and the Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) the Ground Lease, and the estate of Mortgagor therein, including, without limitation, the right to purchase set forth therein;

(ii) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(iii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iv) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(v) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(vi) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vii) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and, collectively, the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property"), provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (as) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

(viii) in the event Mortgagor acquires a fee simple interest in the Realty, the Mortgagor hereby grants, conveys and mortgages Mortgagor's after acquired fee simple interest in the Realty and the lien of this Mortgage shall extend to and encumber Mortgagor's fee simple interest in the Realty as well as the leasehold interest of Mortgagor under the Ground Lease.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to a leasehold estate in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall be deemed to be a violation of this Section 2.2, if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against

Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does

hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. LEASEHOLD MORTGAGE PROVISIONS.

4.1 Mortgagor's Leasehold Covenants

(a) Mortgagor covenants and agrees that Mortgagor will at all times perform and comply with all agreements, covenants, terms and conditions imposed upon or assumed by Mortgagor as lessee under the Ground Lease. If Mortgagor shall fail to do so, Mortgagee may (but shall not be obligated to) take any action Mortgagee deems necessary or desirable to prevent or to cure any default by Mortgagor in the performance or compliance with any of Mortgagor's covenants or obligations under the Ground Lease. Upon receipt by Mortgagee from the lessor under the Ground Lease of any written notice of default by Mortgagor thereunder, Mortgagee may rely thereon and take any action as aforesaid to cure such default even though the existence of such default or the nature thereof be questioned or denied by Mortgagor or by any party on behalf of Mortgagor. Mortgagor hereby expressly grants to Mortgagee, and agrees that Mortgagee shall have the absolute and immediate right to enter in and upon the leasehold premises or any part thereof to such extent and as often as Mortgagee, in its sole discretion, deems necessary for any such purpose, and Mortgagor hereby agrees to pay to Mortgagee immediately and without demand, all sums so paid and expended by Mortgagee together with interest thereon from the date of each such payment at the

Default Rate of interest as defined in Section 2.31(a) hereof. All sums so paid and expended by Mortgagee, and the interest thereon, shall be added to the Obligations Secured. Moreover, to the extent that Mortgagee makes good or cures any such default on the part of Mortgagor, Mortgagee shall be thereby subrogated to all rights of the lessee under the terms and provisions of the Ground Lease.

(b) Mortgagor further covenants and agrees:

(i) That, except in connection with the exercise, by Mortgagor, of the option to purchase set forth in the Ground Lease, Mortgagor will not surrender its leasehold estate and interest, nor terminate or cancel the Ground Lease, nor modify, change, supplement, alter or amend the Ground Lease either orally or in writing, without the express written consent of Mortgagee. In addition, as further security for the Obligations Secured and for the performance of the covenants contained in this Mortgage, the Loan Documents, and the Ground Lease, Mortgagor hereby grants, transfers and assigns to Mortgagee all of its rights, privileges and prerogatives as lessee under the Ground Lease to terminate, cancel, modify, change, supplement, renew, alter or amend the Ground Lease; provided that as long as there is no breach of or default under any of the covenants or agreements herein contained to be performed by Mortgagor, or in the performance by Mortgagor of any of the terms, covenants and conditions contained in said Ground Lease, Mortgagee shall have no right to terminate, cancel, modify, change, supplement, alter or amend the Ground Lease without Mortgagor's consent;

(ii) Except for any such releases occurring in connection with the exercise by Mortgagor of the option to purchase set forth in the Ground Lease, that no release or forbearance of any of Mortgagor's obligations under the Ground Lease, pursuant to the Ground Lease or otherwise, shall release Mortgagor from any obligations under this Mortgage, including the obligations with respect to the payment of rent as provided for in the Ground Lease and the performance of all of the terms, provisions, covenants, conditions, and agreements contained in the Ground Lease, to be kept, performed and complied with by the lessee therein;

(iii) That Mortgagor will warrant and defend the leasehold estate created under the Ground Lease for the entire remainder of the term set forth therein, against all and every person or persons lawfully claiming, or who may claim the same or any part thereof, subject only to the payment of the rents in the Ground Lease reserved, and to the performance and observance of all the terms, covenants, conditions and warranties therein and thereof; and

(iv) That there is no existing default under the provisions of the Ground Lease or in the performance of any of the terms, covenants, conditions or warranties thereof on the part of the lessee to be observed and performed.

(c) The lien of this Mortgage shall attach to all of Mortgagor's rights and remedies at any time arising under or pursuant to Subsection 365(h) of the Bankruptcy Code, 11 U.S.C. Section 365(h), including without limitation, all of Mortgagor's rights to remain in possession of the Property.

(d) Mortgagor shall not without Mortgagee's prior written consent elect to treat the Ground Lease as terminated under Subsection 365(h)(1) of the Bankruptcy Code, 11 U.S.C. Section 365(h)(1). Any such election made without Mortgagee's prior written consent shall be void and of no force or effect.

(e) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, 11 U.S.C. Section 101 et seq., and Mortgagor, as lessee under the Ground Lease, shall determine to reject the Ground Lease pursuant to Section 365(a) of the Bankruptcy Code, Mortgagor shall give Mortgagee not less than thirty (30) days' prior written notice of the date on which Mortgagor will apply to the Bankruptcy Court for authority to reject the Ground Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such thirty (30) day period a notice stating that (i) Mortgagee demands that Mortgagor assume and assign the Ground Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of prompt cure of all defaults and provide adequate assurance of future performance under the Ground Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Ground Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after receipt of the notice, subject to the performance by Mortgagee of the covenant provided in clause (ii) of the preceding sentence.

5. INSURANCE, CONDEMNATION AND RESTORATION

5.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

5.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 5.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

5.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 5.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

5.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

6. DEFAULT

6.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 8 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

6.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

7. REMEDIES

7.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

7.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

7.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

7.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

7.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

8. ENVIRONMENTAL MATTERS

8.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 8.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

9. ADDITIONAL RIGHTS AND OBLIGATIONS

9.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 9.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

9.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

9.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 00598151.

9.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

9.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which

does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

9.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

9.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

9.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

9.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

9.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

9.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

9.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

10. MISCELLANEOUS MATTERS

10.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

10.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

10.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

10.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

10.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

10.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

10.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

10.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

10.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

10.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

10.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

10.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

10.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 10.13.

10.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

10.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred and Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

10.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY

INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

ARLINGTON PARK RACECOURSE, LLC,
an Illinois limited liability company

By: Rebecca C. Reed

Printed Name: Rebecca C. Reed

Its: Secretary

STATE OF KENTUCKY)
)SS
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 3rd day of April, 2003, by Rebecca C. Reed, as Secretary of Arlington Park Racecourse, LLC, an Illinois limited liability company, on behalf of the corporation. He/she is personally known to me or has produced ______________ and did (did not) take an oath.

Susan Hall

Notary Public, State of Kentucky

Printed Name: Susan D. Hall

My commission expires: January 2, 2007

0000LU2.0514036
LOULibrary/2399135
4/2/03

EXHIBIT A

Legal Description

PARCEL 1:

THAT PART OF THE EAST 1/2 OF THE SOUTH EAST 1/4 OF SECTION 23, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

BEGINNING AT THE SOUTH EAST CORNER OF THE EAST 1/2 OF THE SOUTH EAST 1/4 OF SAID SECTION 23; THENCE WEST ALONG THE SOUTH LINE OF SAID SECTION 23, 577.73 FEET TO THE SOUTHEASTERLY LINE OF ILLINOIS ROUTE NUMBER 53; THENCE NORTHEASTERLY ALONG A CURVE TO THE RIGHT HAVING A RADIUS OF 5862.50 FEET, SAID CURVE BEING THE SOUTHEASTERLY LINE OF ILLINOIS ROUTE NO. 53, FOR A DISTANCE OF 25.00 FEET; THENCE NORTHEASTERLY TO A POINT IN THE EAST LINE OF THE SOUTH EAST 1/4 OF SAID SECTION 23, SAID POINT BEING 61.41 FEET TO THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 2:

THAT PART OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26 AND THAT PART OF THE WEST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 (EXCEPT THE NORTH 560 FEET THEREOF) IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS, LYING NORTH OF A LINE DESCRIBED AS FOLLOWS:

BEGINNING AT A POINT IN THE WEST LINE OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26 AFORESAID 1644.24 FEET NORTH OF THE SOUTH WEST CORNER OF SAID EAST 1/4; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST, A DISTANCE OF 463.44 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 43 SECONDS EAST TO THE POINT OF INTERSECTION WITH THE EAST LINE OF THE WEST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 AFORESAID; EXCEPTING THEREFROM THAT PART THEREOF FALLING WITHIN THE FOLLOWING DESCRIBED TRACT OF LAND.

BEGINNING AT A POINT IN THE NORTH LINE OF SECTION 26, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, THAT IS 577.73 FEET WEST OF THE NORTH EAST CORNER OF SAID SECTION FOR A POINT OF BEGINNING, THENCE SOUTHWESTERLY ALONG A CURVE TO THE LEFT HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 146.83 FEET TO A POINT IN THE WEST LINE OF THE EAST 1/4 OF THE EAST 1/2 OF SAID SECTION, THAT IS 119.19 FEET SOUTH OF THE NORTH LINE OF

SAID SECTION (AS MEASURED ALONG SAID WEST LINE); THENCE NORTH ALONG SAID WEST LINE OF THE EAST 1/4 OF THE EAST 1/2 OF SAID SECTION FOR A DISTANCE OF 119.19 FEET TO A POINT IN THE NORTH LINE OF SAID SECTION; THENCE EAST ALONG THE NORTH LINE OF SAID SECTION FOR A DISTANCE OF 86.81 FEET TO THE POINT OF BEGINNING, AND FURTHER EXCEPTING THEREFROM THE WEST 50 FEET, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 3:

THAT PART OF THE WEST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHEASTERLY OF THE SOUTHEASTERLY LINE OF S. B. I. ROUTE 53, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE WEST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTH WEST CORNER OF SAID SECTION 24; THENCE NORTH ALONG THE WEST LINE OF SAID SECTION 24 FOR A DISTANCE OF 666.41 FEET TO A POINT ON A CURVED LINE CONCAVE TO THE SOUTH EAST AND HAVING A RADIUS OF 5862.50 FEET, THENCE NORTHEASTERLY ALONG A STRAIGHT LINE MAKING AN ANGLE TO THE RIGHT OF 47 DEGREES 17 MINUTES 54 SECONDS WITH A PROLONGATION OF THE LAST DESCRIBED COURSE FOR A DISTANCE OF 396.93 FEET TO A POINT ON THE LAST MENTIONED CURVE LINE DISTANT 291.63 FEET EAST OF, MEASURED AT RIGHT ANGLES TO, THE WEST LINE OF SAID SECTION 24, SAID POINT BEING THE POINT OF BEGINNING OF THE LAND HEREIN TO BE EXCEPTED; THENCE NORTHEASTERLY ALONG THE LAST MENTIONED CURVED LINE FOR A DISTANCE OF 1090.10 FEET TO A POINT IN THE SOUTHERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY THAT IS 1367.95 FEET EAST FROM THE WEST LINE OF SAID SECTION 24 (AS MEASURED ALONG SAID SOUTHERLY RIGHT OF WAY LINE); THENCE SOUTHEASTERLY ALONG SAID SOUTHERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY FOR A DISTANCE OF 145.00 FEET TO A POINT; THENCE SOUTHWESTERLY ALONG A STRAIGHT LINE MAKING AN ANGLE TO THE RIGHT OF 123 DEGREES 05 MINUTES 46 SECONDS WITH A PROLONGATION OF THE LAST DESCRIBED COURSE FOR A DISTANCE OF 286.08 FEET TO A POINT OF CURVATURE; THENCE SOUTHWESTERLY ALONG A CURVED LINE CONCAVE TO THE SOUTH EAST AND TANGENT TO THE LAST DESCRIBED COURSE, HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 869.96 FEET TO THE POINT OF BEGINNING; AND FURTHER EXCEPTING THEREFROM THAT PART THEREOF FALLING WITH THE TRACT

OF LAND CONVEYED TO THE VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT NO. 22467787, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 4:

THAT PART OF THE EAST 1/2 OF THE SOUTH WEST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY (EXCEPTING THEREFROM A 60 FOOT STRIP OF LAND LYING SOUTHWESTERLY OF AND ADJOINING THE SAID SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY) ALL IN COOK COUNTY, ILLINOIS.

PARCEL 5:

THAT PART OF THE WEST 1/2 OF THE SOUTH EAST 1/4 OF SECTION 24, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THAT PART THEREOF FALLING WITHIN THE TRACT OF LAND CONVEYED TO THE VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT NO. 22467787, IN COOK COUNTY, ILLINOIS.

PARCEL 6A:

THE WEST 1/2 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, (EXCEPTING THEREFROM THAT PART THEREOF LYING NORTHEASTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY AND FURTHER EXCEPTING THEREFROM THAT PART THEREOF TAKEN OR USED FOR EUCLID AVENUE, IN COOK COUNTY, ILLINOIS.

PARCEL 6B:

THAT PART OF THE EAST 1/2 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY, EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE NORTH EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

COMMENCING AT THE INTERSECTION OF THE EAST LINE OF SAID SECTION 25 AND THE CENTER LINE OF CHICAGO AND NORTHWESTERN RAILWAY COMPANY NUMBER 2 MAIN TRACK, AS SAID MAIN TRACK IS NOT LOCATED; THENCE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST ALONG SAID MAIN TRACT CENTER LINE A DISTANCE OF 1308.00 FEET; THENCE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST, A DISTANCE OF 42.65 FEET TO A POINT ON THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILWAY COMPANY FOR THE POINT OF BEGINNING OF THE PARCEL OF LAND HEREIN DESCRIBED; THENCE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST ALONG SAID SOUTHWESTERLY RIGHT OF WAY LINE, A DISTANCE OF 150.00 FEET; THENCE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST, A DISTANCE OF 50.00 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST PARALLEL WITH SAID SOUTHWESTERLY RIGHT OF WAY LINE, A DISTANCE OF 150.00 FEET; THENCE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST, A DISTANCE OF 50.00 FEET TO THE POINT OF BEGINNING, AND EXCEPTING THEREFROM THE FOLLOWING DESCRIBED TRACT OF LAND:

THAT PART OF THE NORTH EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS:

BEGINNING AT A POINT ON THE WEST LINE OF WILKE ROAD, DISTANT 135 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES FROM THE CENTER LINE OF THE MOST NORTHEASTERLY OR EAST BOUND MAIN TRACT OF THE CHICAGO AND NORTHWESTERN RAILWAY COMPANY, ALSO KNOWN AS NO. 3 MAIN TRACT, AS SAID MAIN TRACT IS NOW LOCATED; THENCE WESTERLY AT RIGHT ANGLES TO SAID WEST LINE OF WILKE ROAD, A DISTANCE OF 30 FEET; THENCE NORTHWESTERLY ALONG A STRAIGHT LINE TO A POINT DISTANCE 200 FEET WESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID WEST LINE OF WILKE ROAD, AND DISTANT 76 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID MAIN TRACT CENTER LINE; THENCE SOUTHWESTERLY ALONG A STRAIGHT LINE TO A POINT DISTANT 135 FEET WESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID WEST LINE OF WILKE ROAD, AND DISTANT 196 FEET SOUTHWESTERLY, MEASURED AT RIGHT ANGLES, FROM SAID MAIN TRACT CENTER LINE; THENCE SOUTHEASTERLY PARALLEL WITH SAID MAIN TRACT CENTER LINE TO A POINT ON THE WEST LINE OF SAID WILKE ROAD; THENCE NORTHERLY ALONG SAID WEST LINE OF WILKE ROAD TO THE POINT OF BEGINNING AND EXCEPTING THE EAST 50 FEET THEREOF, AND EXCEPTING THAT PART TAKEN OR USED FOR EUCLID AVENUE, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 6C:

THAT PART OF THE EAST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS, LYING NORTH AND EAST OF THE FOLLOWING DESCRIBED LINE:

BEGINNING AT A POINT IN THE SOUTH LINE OF SAID NORTH WEST 1/4 2251.05 FEET EAST OF THE SOUTH WEST CORNER OF THE EAST 1/4 OF THE NORTH EAST 1/4 OF SECTION 26, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN; THENCE NORTH 7 DEGREES 39 MINUTES 47 SECONDS EAST, A DISTANCE OF 227.35 FEET; THENCE NORTH 18 DEGREES 59 MINUTES 37 SECONDS EAST, A DISTANCE OF 164.48 FEET; THENCE NORTH 25 DEGREES 22 MINUTES 04 SECONDS EAST, A DISTANCE OF 129.06 FEET; THENCE NORTH 15 DEGREES 43 MINUTES 19 SECONDS EAST, A DISTANCE OF 127.85 FEET; THENCE NORTH 5 DEGREES 48 MINUTES 10 SECONDS EAST, A DISTANCE OF 129.09 FEET; THENCE NORTH 1 DEGREES 24 MINUTES 57 SECONDS EAST, A DISTANCE OF 199.59 FEET; THENCE NORTH 2 DEGREES 35 MINUTES 47 SECONDS EAST, A DISTANCE OF 216.72 FEET; THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST, A DISTANCE OF 216.71 FEET, THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST, A DISTANCE OF 149.50 FEET; THENCE NORTH 24 DEGREES 48 MINUTES 46 SECONDS EAST, A DISTANCE OF 89.54 FEET; THENCE NORTH 34 DEGREES 17 MINUTES 37 SECONDS EAST, A DISTANCE OF 225.19 FEET; THENCE NORTH 36 DEGREES 40 MINUTES 47 SECONDS WEST, A DISTANCE OF 67.69 FEET; THENCE NORTH 83 DEGREES 39 MINUTES 05 SECONDS WEST, A DISTANCE OF 40.88 FEET; THENCE NORTH 89 DEGREES 52 MINUTES 43 SECONDS WEST, TO THE POINT OF INTERSECTION WITH THE WEST LINE OF THE EAST 1/2 OF THE NORTH WEST 1/4 OF SECTION 25 AFORESAID, ALSO EXCEPTING THEREFROM THAT PART TAKEN OR USED FOR EUCLID AVENUE, ALL IN COOK COUNTY, ILLINOIS, EXCEPTING FROM PARCELS 6A, 6B AND 6C THAT PART DESCRIBED AS FOLLOWS:

THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAST LINE OF SAID NORTHEAST 1/4, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES, 10 MINUTES, 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES, 00 MINUETS, 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING; THENCE SOUTH 60 DEGREES, 28 MINUTES, 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE, 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE; THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE

SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES, 07 MINUTES, 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES, 44 MINUTES, 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE NORTH 04 DEGREES, 12 MINUTES, 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHEAST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BEARING OF NORTH 01 DEGREES, 51 MINUTES, 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES, 00 MINUTES, 00 SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES, 00 MINUTES, 00 SECONDS EAST, A DISTANCE OF 1388.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 579.27 FEET; THENCE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE; THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES, 52 MINUTES, 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO THE POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS)

PARCEL 7:

THE NORTH 560 FEET OF THE WEST 1/2 OF THE NORTHWEST 1/4 OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, IN COOK COUNTY, ILLINOIS.

EXCEPTING FROM ABOVE SAID PARCELS, THE FOLLOWING 2 TRACTS OF LAND DESCRIBED AS FOLLOWS:

TRACT A:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS, WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 60.01 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 08 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 503.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 217.81 FEET; THENCE NORTH 00 DEGREES 52 MINUTES 52 SECONDS EAST 1227.35 FEET; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 453.85 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 63 (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 58 DEGREES 52 MINUTES 53 SECONDS WEST AND A DISTANCE OF 453.78 FEET); THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE OF SBI ROUTE 53 BEING AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 396.91 FEET TO THE EAST LINE OF THE SOUTHEAST 1/4 OF SECOND 23 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 47 DEGREES 31 MINUTES 05 SECONDS WEST AND A DISTANCE OF 396.84 FEET); THENCE SOUTH 00 DEGREES 23 MINUTES 07 SECONDS WEST ALONG SAID EAST LINE 605.02 FEET TO A POINT 61.42 FEET NORTH OF THE SOUTHEAST CORNER OF SECTION 23; THENCE SOUTH 86 DEGREES 20 MINUTES 23 SECONDS WEST 563.71 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 AFORESAID; THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 86.64 FEET TO THE EAST LINE OF THE WEST 50.0 FEET OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF 86.64 FEET); THENCE SOUTH 00 DEGREES 01 MINUTES 14 SECONDS EAST ALONG SAID EAST LINE OF THE WEST 50.0 FEET FOR A DISTANCE OF 944.79 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

TRACT B:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHEAST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST ALONG THE WEST LINE THEREOF 1644.26 FEET; THENCE SOUTH 86 DEGREES 49

MINUTES 06 SECONDS EAST 50.01 FEET; THENCE CONTINUE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 MINUTES EAST 217.81 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 385.67 FEET; THENCE NORTH 00 DEGREES 07 MINUTES 46 SECONDS WEST 614.26 FEET; THENCE NORTH 89 DEGREES 57 MINUTES 59 SECONDS EAST 1155.59 FEET; THENCE NORTH 28 DEGREES 18 MINUTES 56 SECONDS WEST 285.71 FEET TO A POINT OF CURVE; THENCE NORTHWESTERLY ALONG AN ARCH OF A CIRCLE CONVEX WESTERLY AND HAVING A RADIUS OF 324.19 FEET FOR A DISTANCE OF 192.43 FEET TO THE SOUTH LINE OF PROPERTY CONVEYED TO VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT 22467787 (THE CHORD OF SAID ARC HAVING A BEARING OF NORTH 10 DEGREES 29 MINUTES 32 SECONDS WEST AND A DISTANCE OF 189.62 FEET); THENCE NORTH 59 DEGREES 16 MINUTES 10 SECONDS WEST ALONG SAID LINE 918.76 FEET; THENCE SOUTH 63 DEGREES 49 MINUTES 26 SECONDS WEST 214.46 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 416.99 FEET (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 62 DEGREES 10 MINUTES 10 SECONDS WEST AND A DISTANCE OF 416.93 FEET); THENCE SOUTH 00 DEGREES 52 MINUTES 52 SECONDS WEST 1227.35 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

LEASEHOLD ESTATE, CREATED BY THE INSTRUMENT EXECUTED AND ACKNOWLEDGED BY AND BETWEEN DUCHOSSOIS INDUSTRIES, INC., AN ILLINOIS CORPORATION, AS LESSOR, AND ARLINGTON INTERNATIONAL RACECOURSE, INC., AS LESSEE, DATED SEPTEMBER 8, 2000, A MEMORANDUM OF WHICH LEASE WAS RECORDED SEPTEMBER 18, 2000 AS DOCUMENT 00724447, COVERING PARCELS 8 AND 9:

PARCEL 8:

THAT PART OF THE SOUTHEAST 1/4 OF SECTION 23 AND PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 AND PART OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26, ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS, WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 50.01 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 88 DEGREES 45 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00

DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 217.81 FEET; THENCE NORTH 00 DEGREES 52 MINUTES 52 SECONDS EAST 1227.35 FEET; THENCE SOUTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 453.85 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 58 DEGREES 52 MINUTES 53 SECONDS WEST AND A DISTANCE OF 453.78 FEET); THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE OF SBI ROUTE 53 BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 396.91 FEET TO THE EAST LINE OF THE SOUTHEAST 1/4 OF SECTION 23 AFORESAID (THE CHORD OF SAID ARCH HAVING A BEARING OF SOUTH 47 DEGREES 31 MINUTES 05 SECONDS WEST AND A DISTANCE OF 396.84 FEET); THENCE SOUTH 00 DEGREES 13 MINUTES 07 SECONDS WEST ALONG SAID EAST LINE 605.02 FEET TO A POINT 61.41 FEET NORTH OF THE SOUTHEAST CORNER OF SECTION 23; THENCE SOUTH 86 DEGREES 20 MINUTES 23 SECONDS WEST 563.71 FEET TO THE SOUTHEASTERLY LINE OF SBI ROUTE 53 AFORESAID; THENCE SOUTHWESTERLY ALONG SAID SOUTHEASTERLY LINE BEING AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 5862.50 FEET FOR A DISTANCE OF 86.64 FEET TO THE EAST LINE OF THE WEST 50.0 FEET OF THE EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26 AFORESAID (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 36 DEGREES 47 MINUTES 07 SECONDS WEST AND A DISTANCE OF 86.64 FEET); THENCE SOUTH 00 DEGREES 01 MINUTES 14 SECONDS EAST ALONG SAID EAST LINE OF THE WEST 50.0 FEET FOR A DISTANCE OF 944.79 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

PARCEL 9:

THAT PART OF THE SOUTHWEST 1/4 OF SECTION 24 AND PART OF THE NORTHWEST 1/4 OF SECTION 25 ALL IN TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST 1/4 OF THE NORTHEAST 1/4 OF SECTION 26; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST ALONG THE WEST LINE THEREOF 1644.24 FEET; THENCE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 50.01 FEET; THENCE CONTINUE SOUTH 88 DEGREES 49 MINUTES 06 SECONDS EAST 413.43 FEET; THENCE SOUTH 89 DEGREES 52 MINUTES 03 SECONDS EAST 593.91 FEET; THENCE NORTH 00 DEGREES 01 MINUTES 14 SECONDS WEST 944.59 FEET; THENCE SOUTH 89 DEGREES 07 MINUTES 08 MINUTES EAST 217.81 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 89 DEGREES 07 MINUTES 08 SECONDS EAST 385.67 FEET; THENCE NORTH 00 DEGREES 07 MINUTES 46 SECONDS WEST 614.26 FEET; THENCE NORTH 89 DEGREES 57 MINUTES 59 SECONDS EAST 1155.59 FEET; THENCE NORTH 28 DEGREES 18 MINUTES 58 SECONDS

WEST 285.71 FEET TO A POINT OF CURVE; THENCE NORTHWESTERLY ALONG AN ARC OF A CIRCLE CONVEX WESTERLY AND HAVING A RADIUS OF 324.19 FEET FOR A DISTANCE OF 192.43 FEET TO THE SOUTH LINE OF PROPERTY CONVEYED TO VILLAGE OF ARLINGTON HEIGHTS BY DEED RECORDED AS DOCUMENT 22467787 (THE CHORD OF SAID ARC HAVING A BEARING OF NORTH 10 DEGREES 29 MINUTES 32 SECONDS WEST AND A DISTANCE OF 189.62 FEET); THENCE NORTH 59 DEGREES 16 MINUTES 10 SECONDS WEST ALONG SAID LINE 918.76 FEET; THENCE SOUTH 63 DEGREES 49 MINUTES 36 SECONDS WEST 214.46 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARCH OF A CIRCLE CONVEX NORTHWESTERLY AND HAVING A RADIUS OF 7593.78 FEET FOR A DISTANCE OF 416.99 FEET (THE CHORD OF SAID ARC HAVING A BEARING OF SOUTH 62 DEGREES 10 MINUTES 10 SECONDS WEST AND A DISTANCE OF 416.93 FEET); THENCE SOUTH 00 DEGREES 52 MINUTES 52 SECONDS WEST 1227.35 FEET TO THE POINT OF BEGINNING, IN COOK COUNTY, ILLINOIS.

PARCEL 10:

THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 SECTION 25, TOWNSHIP 42 NORTH, RANGE 10, EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAT LINE OF SAID NORTHEAST 1/4, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES, 18 MINUTES, 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING; THENCE SOUTH 60 DEGREES, 28 MINUTES, 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE, 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE; THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES, 07 MINUTES, 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES, 44 MINUTES, 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE AT RIGHT ANGLES TO 12 MINUTES, 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHWEST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BEARING NORTH 01 DEGREES, 51 MINUTES, 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES, 00 MINUTES, 00

SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES, 00 MINUTES, 00 SECOND EAST, A DISTANCE OF 1388.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES, 00 MINUTES, 00 SECONDS WEST, A DISTANCE OF 579.27 FEET; THENCE NORTH 85 DEGREES, 47 MINUTES, 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE; THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.0 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES, 52 MINUTES, 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO THE POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL 11:

NONEXCLUSIVE, PERPETUAL EASEMENT FOR THE BENEFIT OF PARCEL 1 AS CREATED BY MUTUAL EASEMENT AGREEMENT DATED NOVEMBER 17, 1986 MADE BY AND BETWEEN ARLINGTON PARK RACETRACK LTD., AN ILLINOIS LIMITED PARTNERSHIP AND TURF CLUB OF ILLINOIS, INC., AN ILLINOIS CORPORATION RECORDED MARCH 13, 1989 AS DOCUMENT 89110007 FOR THE PURPOSE OF VEHICULAR AND PEDESTRIAL INGRESS, EGRESS AND ACCESS ON, OVER, ALONG AND ACROSS THE LAND DESCRIBED AS FOLLOWS: TO WIT:

PARCEL A:

THAT PART OF THE EAST QUARTER OF THE NORTHWEST 1/4 OF SECTION 26 AND PART OF THE NORTHWEST 1/4 OF SECTION 25, ALL IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS: COMMENCING AT THE SOUTHWEST CORNER OF SAID EAST QUARTER OF THE NORTHEAST QUARTER OF SECTION 26; THENCE NORTHWARD ALONG THE WEST LINE OF SAID EAST QUARTER, NORTH 00 DEGREES 01 MINUTE 14 SECONDS WEST, A DISTANCE OF 69.63 FEET TO THE POINT OF BEGINNING; THENCE CONTINUING NORTHEASTERLY ALONG THE LAST DESCRIBED LINE, NORTH 45 DEGREES 52 MINUTES 23 SECONDS EAST A DISTANCE OF 58.43 FEET; THENCE EASTWARD ALONG A LINE BEING 37 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE NORTHEAST QUARTER OF SAID SECTION 26, SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST, A DISTANCE OF 525.00 FEET; THENCE SOUTH 00 DEGREES 30 MINUTES 16 SECONDS WEST, A DISTANCE OF 145.66 FEET; THENCE SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST, A DISTANCE OF 412.77 FEET; THENCE SOUTH 00 DEGREES 17 MINUTES 16 SECONDS EAST, A DISTANCE OF 813.00 FEET; THENCE NORTH 89 DEGREES 52 MINUTES 43 SECOND WEST, A DISTANCE OF 568.81 FEET; THENCE NORTH 88 DEGREES 49 MINUTES 06 SECONDS, WEST, A DISTANCE OF

413.43 FEET; THENCE NORTH 00 DEGREES 01 MINUTE, 14 SECONDS WEST, A DISTANCE OF 916.48 FEET TO THE POINT OF BEGINNING, ALL IN COOK COUNTY, ILLINOIS.

PARCEL B:

THAT PART OF THE EAST QUARTER OF THE NORTHEAST 1/4 OF SECTION 26, THAT PART OF THE SOUTHWEST 1/4 AND THE SOUTH EAST 1/4 OF SECTION 24, AND THAT PART OF THE NORTHEAST 1/4 AND THE NORTHWEST 1/4 OF SECTION 25 ALL IN TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN, DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SAID EAST QUARTER OF THE NORTHEAST 1/4 OF SECTION 26, THENCE NORTHWARD ALONG THE WEST LINE OF THE SAID EAST QUARTER, BEING THE CENTER LINE OF ROHLWING ROAD, NORTH 00 DEGREES 01 MINUTE 14 SECONDS WEST A DISTANCE OF 2511.21 FEET, THENCE NORTH 45 DEGREES 52 MINUTES 23 SECONDS EAST A DISTANCE OF 128.06 FEET; THENCE EASTWARD ALONG A LINE BEING 37 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE NORTHEAST 1/4 OF SECTION 26, SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST A DISTANCE OF 525.00 FEET TO THE POINT OF BEGINNING, THENCE CONTINUING EASTWARD ALONG THE LAST DESCRIBED LINE SOUTH 89 DEGREES 29 MINUTES 44 SECONDS EAST A DISTANCE OF 47.58 FEET TO THE EAST LINE OF THE EAST QUARTER OF THE NORTHEAST 1/4 OF SAID SECTION 26, THENCE NORTH 00 DEGREES 01 MINUTE 25 SECONDS WEST A DISTANCE OF 37.00 FEET TO THE NORTHEAST CORNER OF SAID NORTHEAST 1/4, THENCE NORTH 00 DEGREES 11 MINUTES 26 SECONDS EAST ON THE WEST LINE OF THE SOUTHWEST 1/4 OF SECTION 24, A DISTANCE OF 666.43 FEET TO THE INTERSECTION OF SAID WEST LINE AND THE SOUTHEASTERLY RIGHT OF WAY LINE OF S.B.I. ROUTE 53, THENCE NORTHEASTERLY ALONG SAID SOUTHEASTERLY RIGHT OF WAY LINE BEING A CURVED LINE CONVEXED TO THE NORTHWEST OF 5862.50 FEET IN RADIUS HAVING A CHORD LENGTH OF 396.84 FEET ON A BEARING OF NORTH 47 DEGREES 29 MINUTES 20 SECONDS EAST, FOR AN ARCH LENGTH OF 396.93 FEET TO A POINT ON THE LAST DESCRIBED CURVED LINE 291.64 FEET EASTERLY OF AND AT RIGHT ANGLES TO THE WEST LINE OF THE SOUTHWEST ¼ OF SECTION 24, THENCE NORTHEASTERLY ALONG THE SOUTHEASTERLY RIGHT OF WAY LINE OF S. B. I. ROUTE 53 BEING A CURVED LINE CONVEXED TO THE NORTHWEST OF 7593.78 FEET IN RADIUS, HAVING A CHORD LENGTH OF 869.48 FEET ON A BEARING OF NORTH 60 DEGREES 31 MINUTES 31 SECONDS EAST FOR AN ARC LENGTH OF 869.96 FEET TO A POINT OF TANGENCY; THENCE NORTHEASTERLY ALONG SAID SOUTHEASTERLY RIGHT OF WAY LINE OF S. B. I. ROUTE 53, NORTH 63 DEGREES 48 MINUTES 26 SECONDS EAST. A DISTANCE OF 214.46 FEET TO A POINT 71.62 FEET SOUTHWESTERLY OF THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD; THENCE

SOUTHEASTERLY ALONG A LINE 60.00 FEET SOUTHWESTERLY OF AND PARALLEL TO SAID SOUTHWESTERLY RIGHT OF WAY LINE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST, A DISTANCE OF 1660.13 FEET TO A POINT ON THE EAST LINE OF THE SOUTHWEST ¼ OF SECTION 24; THENCE SOUTH 54 DEGREES 37 MINUTES 00 SECONDS EAST A DISTANCE OF 122.76 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 80.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST, A DISTANCE OF 100.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 59 DEGREES 17 MINUTES 20 SECONDS WEST A DISTANCE OF 40.65 FEET; THENCE NORTH 67 DEGREES 56 MINUTES 27 SECONDS A DISTANCE OF 199.43 FEET TO THE WEST LINE OF THE SOUTH EAST ¼ OF SECTION 24; THENCE NORTHWARD ALONG SAID WEST LINE NORTH 00 DEGREES 07 MINUTES 58 SECONDS EAST A DISTANCE OF 58.08 FEET TO THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD; THENCE SOUTHEASTERLY ALONG SAID RIGHT OF WAY SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 1594.04 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 30 DEGREES 42 MINUTES 40 SECONDS WEST A DISTANCE OF 50.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 150.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 30 DEGREES 42 MINUTES 40 SECONDS EAST A DISTANCE OF 50.00 FEET, THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTHEASTERLY ALONG THE SOUTHWESTERLY RIGHT OF WAY LINE OF THE CHICAGO AND NORTHWESTERN RAILROAD SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 1275.05 FEET TOT THE WEST RIGHT OF WAY LINE OF WILKE ROAD; THENCE SOUTHWARD ON A LINE 50.00 FEET WEST OF AND PARALLEL TO THE EAST LINE OF THE NORTHEAST QUARTER OF SECTION 25, SOUTH 00 DEGREES 18 MINUTES 24 SECONDS WEST A DISTANCE OF 91.60 FEET; THENCE NORTH 89 DEGREES 41 MINUTES 36 SECONDS WEST A DISTANCE OF 30.00 FEET; THENCE NORTH 28 DEGREES 32 MINUTES 22 SECONDS WEST A DISTANCE OF 145.09 FEET; THENCE SOUTH 16 DEGREES 44 MINUTES 56 SECONDS WEST A DISTANCE OF 123.65 FEET; THENCE SOUTH 59 DEGREES 17 MINUTES 20 SECONDS EAST A DISTANCE OF 156.53 FEET TO THE WEST RIGHT OF WAY LINE OF WILKE ROAD; THENCE SOUTHWARD ALONG SAID WEST LINE SOUTH 00 DEGREES 18 MINUTES 24 SECONDS WEST A DISTANCE OF 1644.18 FEET TO A POINT 30.27 FEET, AS PROJECTED ALONG THE LAST DESCRIBED LINE, NORTHERLY OF THE SOUTH LINE OF THE NORTHEAST ¼ OF SECTION 25, SAID POINT BEING THE NORTH RIGHT OF WAY LINE OF EUCLID AVENUE; THENCE WESTERLY ALONG SAID RIGHT OF WAY LINE NORTH 89 DEGREES 00 MINUTES 46 SECONDS WEST A DISTANCE OF 1270.09 FEET TO A POINT 107.00 FEET NORTH OF THE NORTHEAST CORNER OF LOT 443 IN ROLLING MEADOWS UNIT 3 AS MEASURED ON THE EAST LOT LINE OF SAID LOT PROJECTED NORTHWARD; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 89 DEGREES 54 MINUTES 56 SECONDS WEST A DISTANCE OF 1783.06 FEET; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 84 DEGREES 11 MINUTES 58 SECONDS WEST A

DISTANCE OF 201.00 FEET; THENCE CONTINUING ALONG SAID NORTH RIGHT OF WAY LINE NORTH 89 DEGREES 54 MINUTES 56 SECONDS WEST A DISTANCE OF 407.91 FEET TO A POINT 70.00 FEET NORTH OF AND PERPENDICULAR TO THE SOUTH LINE OF THE NORTHWEST ¼ OF SECTION 25; THENCE NORTH 7 DEGREES 39 MINUTES 47 SECONDS EAST A DISTANCE OF 156.73 FEET; THENCE NORTH 18 DEGREES 59 MINUTES 37 SECONDS EAST A DISTANCE OF 164.48 FEET; THENCE NORTH 29 DEGREES 22 MINUTES 04 SECONDS EAST A DISTANCE OF 129.06 FEET; THENCE NORTH 15 DEGREES 43 MINUTES 19 SECONDS EAST A DISTANCE OF 127.85 FEET, THENCE NORTH 05 DEGREES 48 MINUTES 10 SECONDS EAST A DISTANCE OF 129.09 FEET, THENCE NORTH 01 DEGREES 24 MINUTES 57 SECONDS EAST A DISTANCE OF 199.59 FEET, THENCE NORTH 02 DEGREES 35 MINUTES 45 SECONDS EAST A DISTANCE OF 216.71 FEET; THENCE NORTH 12 DEGREES 33 MINUTES 00 SECONDS EAST A DISTANCE OF 149.50 FEET, THENCE NORTH 24 DEGREES 48 MINUTES 46 SECONDS EAST A DISTANCE OF 89.54 FEET, THENCE NORTH 34 DEGREES 17 MINUTES 37 SECONDS EAST A DISTANCE OF 225.19 FEET, THENCE NORTH 36 DEGREES 40 MINUTES 47 SECONDS WEST A DISTANCE OF 67.69 FEET, THENCE NORTH 83 DEGREES 39 MINUTES 05 SECONDS WEST A DISTANCE OF 48.88 FEET, THENCE NORTH 89 DEGREES 52 MINUTES 43 SECONDS WEST A DISTANCE OF 1537.00 FEET TO THE EAST LINE OF PARCEL A; THENCE NORTHWARD ALONG SAID EAST LINE NORTH 00 DEGREES 17 MINUTES 16 SECONDS WEST A DISTANCE OF 813.00 FEET. THENCE NORTH 89 DEGREES 29 MINUTES 44 SECONDS WEST A DISTANCE OF 363.85 FEET TO THE WEST LINE OF THE NORTHWEST ¼ OF SECTION 25; THENCE CONTINUING ALONG THE LAST DESCRIBED LINE NORTH 89 DEGREES 29 MINUTES 44 SECONDS WEST A DISTANCE 48.92 FEET, THENCE NORTH 00 DEGREES 30 MINUTES 16 SECONDS EAST A DISTANCE OF 145.66 FEET TO THE POINT OF BEGINNING; EXCEPT THAT PART OF THE NORTHEAST ¼ AND THE NORTHWEST ¼ OF SECTION 25, TOWNSHIP 42 NORTH, RANGE 10 EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS: COMMENCING AT THE SOUTHEAST CORNER OF THE NORTHEAST ¼ OF SAID SECTION 25; THENCE NORTHERLY ALONG THE EAST LINE OF SAID NORTHEAST ¼, ALSO BEING THE CENTERLINE OF WILKE ROAD, NORTH 00 DEGREES 18 MINUTES 24 SECONDS EAST, A DISTANCE OF 1355.85 FEET; THENCE NORTH 90 DEGREES 00 MINUTES 00 SECONDS WEST, A DISTANCE OF 149.37 FEET TO A POINT ON A NONTANGENT CURVE, ALSO BEING THE POINT OF BEGINNING, THENCE SOUTH 60 DEGREES 28 MINUTES 36 SECONDS WEST ON A RADIAL LINE TO THE ABOVE MENTIONED CURVE 85.00 FEET TO THE POINT OF INTERSECTION WITH A CURVED LINE, THENCE SOUTHWESTERLY ALONG SAID CURVED LINE CONVEXED TO THE SOUTHEAST OF 625.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1056.04 FEET ON A CHORD BEARING OF SOUTH 28 DEGREES 07 MINUTES 51 SECONDS WEST, FOR AN ARC LENGTH OF 1257.82 FEET TO A POINT OF TANGENCY; THENCE SOUTH 85 DEGREES 44 MINUTES 29 SECONDS WEST, A DISTANCE OF 2760.17 FEET; THENCE NORTH 4 DEGREES 12 MINUTES 53 SECONDS WEST, A DISTANCE OF 130.00 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE NORTH 85 DEGREES 47 MINUTES 07 SECONDS EAST, A DISTANCE OF 1033.84 FEET TO A POINT ON A NONTANGENT CURVE; THENCE

NORTHEASTERLY ALONG SAID CURVE CONVEXED TO THE NORTHWEST OF 630.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 1075.56 FEET ON A CHORD BERING OF NORTH 1 DEGREE 51 MINUTES 44 SECONDS EAST, FOR AN ARC LENGTH OF 1288.85 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE; THENCE ALONG SAID LINE NORTH 00 DEGREES 00 MINUTES 00 SECONDS EAST, A DISTANCE OF 819.53 FEET; THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 90 DEGREES 00 MINUTES 00 SECONDS EAST, A DISTANCE OF 1388.00 FEET, THENCE AT RIGHT ANGLES TO THE LAST DESCRIBED LINE SOUTH 00 DEGREES 00 MINUTES 00 SECONDS WEST, A DISTANCE OF 579.27 FEET, THENCE NORTH 85 DEGREES 47 MINUTES 07 SECONDS EAST, A DISTANCE OF 210.56 FEET TO A POINT OF CURVATURE, THENCE SOUTHEASTERLY ALONG A CURVED LINE CONVEXED TO THE NORTHEAST OF 710.00 FEET IN RADIUS, HAVING A CHORD LENGTH OF 759.74 FEET ON A CHORD BEARING OF SOUTH 61 DEGREES 52 MINUTES 09 SECONDS EAST, FOR AN ARC LENGTH OF 801.65 FEET TO A POINT OF INTERSECTION WITH A STRAIGHT LINE, ALSO BEING THE POINT OF BEGINNING: ALL IN COOK COUNTY, ILLINOIS.

MORTGAGE AND SECURITY AGREEMENT

QUAD CITY DOWNS, INC.
Mortgagor

BANK ONE, Kentucky, NA, as Collateral Agent
Mortgagee

Property: Quad City Downs, East Moline, IL
Rockford OTB Facility, Rockford, IL

Prepared by and when recorded return to:

L. Jude Clark, Jr., Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

P.I.N. ________________________

Property Address: 5005 Morton Avenue, East Moline, IL (Quad City Downs)

P.I.N. ________________________

Property Address: 5011 East State Street, Rockford, IL (Rockford Off Track Betting Facility)

This Mortgage prepared by
and after recording return to:

L. Jude Clark, Jr., Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

MORTGAGE AND SECURITY AGREEMENT
THIS MORTGAGE SECURES FUTURE ADVANCES

THIS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 3rd day of April, 2003 by QUAD CITY DOWNS, INC., an Iowa corporation, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 33332 ("Mortgagor"), in favor of BANK ONE KENTUCKY, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003 ("Mortgagee").

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto; made a part hereof together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Churchill Downs Incorporated and certain of its subsidiaries, including Grantor, as guarantors (the "Credit Agreement'). Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated (hereinafter "Borrower") in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the Credit Agreement) and as Collateral for the obligations of the Borrower and Guarantors render the Term Notes and the Note Purchase Agreements described in D. below.

P.I.N. ______________________
Address: ______________________

C. The Revolving Loans may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement, which include, but are not limited to Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement.

D. Borrower will also issue, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated of even date herewith (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Borrower, the Guarantors (including Mortgagor) and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors have guaranteed the obligations of the Borrower under the Note Purchase Agreements and the Term Notes. The obligations of the Borrower and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement, and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 3, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreements and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or any Guarantor in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent, for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing equally and ratably the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, and as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee, for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative upon written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code and collectively the "UCC Property"); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property") provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan Party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (a) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. Representations and Warranties

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property or, with respect to the UCC Property, subject to Permitted Liens;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and (v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 <u>Maintenance and Impairment of Security.</u>

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital

Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral

Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty (30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive.

Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.]

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 Sale in Parcels or Units.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 33332.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents. Mortgagor acknowledges that the transaction of which this Mortgage is a part is a transaction which does not include either agricultural real estate (as defined in Section 15-1201 of the Illinois Mortgage Foreclosure Law, hereinafter referred to as the "Act") or residential real estate as defined in the Act, and to the full extent permitted by law, hereby voluntarily and knowingly waives its rights to reinstatement and redemption as allowed under Section 15-1601 (b) of the Act, and to the full extent permitted by law, the benefits of all present and future valuations, appraisements, homestead, exemption, stay, redemption, and moratorium laws under any state or federal law.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note

Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Obligations Secured secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred and Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C.

SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

Quad City Downs, Inc.
an Iowa corporation

By: Mary Ann Guenther

Printed Name: Mary Ann Guenther

Its: Secretary

STATE OF KENTUCKY)
)SS
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 3rd day of April, 2003, by ~~Rebecca C. Reed~~ Mary Ann Guenther, as Secretary of Quad City Downs, Inc., an Iowa corporation, on behalf of the corporation. He/she is personally known to me or has produced ______________ and did (did not) take an oath.

Susan Hall

Notary Public, State of Kentucky

Printed Name: Susan Hall

My commission expires: January 2, 2007.

0000LU2.0514036
LOULibrary/239912.5
4/2/2003

EXHIBIT A

Legal Description

Quad City Downs

The land referred to is situated in the County of Rock Island, State of Illinois, and is described as follows:

Tract l: A tract of land located in part of Section 21 and in part of Section 28, Township 18 North, Range I East of the 4th Principal Meridian, Rock Island County Illinois, on the North by the South line of Gem 1st Addition to the City of East Moline, Illinois, and the North line of Northeast Quarter of said Section 28, bounded on the South by the North line of the Burlington and Northern Railroad as presently situated, bounded on the East by the East line of the Southwest Quarter of said Section 21 and by the West line of Illinois Routes 2 & 92 as presently situated, and bounded on the West by the East line of Babcock Acre, 2nd Acre, 4th, 5th and 8th Additions, being more particularly described as follows:

Beginning at the South Quarter corner of said Section 21; thence North 1° 3' 6" East, 1153.80 feet, along the East line of the Southwest Quarter of said Section 21; thence South 83° 01' 38" West 1800.07 feet along the South line of said Gem 1st Addition; thence South 0° 03' 08" West, 3369.63 feet said Babcock's Acre, 2nd Acre, 4th, 5th and 8th Additions; thence South 82° 50' 05" East, 1198.43 feet along the North line of said Burlington and Northern Railroad; thence North 44° 30' 56" East 3236.51 feet, along the West line of said Illinois Routes 2 & 92; thence North 82° 44' 32" West, 1691.65 feet along the North line of the Northeast Quarter of said Section 28 to the place of beginning;

Excepting and reserving therefrom the following described premises: That part of the West Half (W 1/2) of the Northeast Quarter (NE 1/4) of Section Twenty-Eight (28) and the East Two Thirds (E 2/3) of the Northwest Quarter (NW 1/4) of Section Twenty-Eight (23) in Township Eighteen (18) North, Range One (1) East of the 4TH Principal Meridian, described as follows: Commencing at the North right of way line of the Chicago, Burlington and Quincy Railroad and the West right of way line of Illinois State Highways 2 & 92; thence Northerly along the West right of way line of said Illinois Highways 2 & 92 a distance of 1,707.72 feet for the beginning of this description; thence Northerly along said Westerly right of way line a distance of 300 feet; thence Northwesterly perpendicular to said right of way line, a distance of 400 feet; thence Southwesterly parallel to said right of way line a distance of 475 feet; thence Easterly on an arc along the center line of a proposed road to the point of beginning. Reserving a distance of 50 feet in width from the Eastern portion of said premises for service road purposes and further reserving 18 feet in width off the Western portion of said premises for alley purposes and the Southern portion necessary for right of way for said proposed road;

And also excepting the following described premises: A tract of land forty-five (45) feet normally distant right and left of the following described center line located in the North One Half (N 1/2) of Section Twenty-eight (23), Township Eighteen North (T 18 N), Range One East (R 1 E) of the Fourth (4th) Principal Meridian, Rock Island County, Illinois, and more particularly described as follows: Beginning at the intersection of the East line of Babcock's 8th Addition as recorded and platted in Plat Book 29, page 241, and the center line of 10th Street in said Addition; thence North ninety degrees zero minutes East (N 90° 00' E) along the center line of said 10th Street, as extended, a distance of one thousand sixteen and fifty-seven one-hundredths (1,016.57) feet; thence on the arc of a circle curving to the left a distance of six hundred sixty-seven and eighty-six one-hundredths (667.86) feet, said arc having a radius of eight hundred eighteen and fifty-one one-hundredths (818.51) feet and deflection angle between the two tangents of forty-six degrees forty-five minutes (46° 45'); thence North forty three degrees fifteen minutes East (N 43° 15' E) a distance of two hundred thirty-three (233) feet; thence on the arc of a circle curving to the right a distance of six hundred (600) feet, said are of a circle having a radius of three hundred eighty-one and ninety-seven one-hundredths (381.97) feet and deflection angle between the two tangents of ninety degrees zero minutes (90° 00'); thence South forty-six degrees forty-five minutes East (S 46° 45' E) a distance of one hundred twenty-six (126) feet, more or less, to the Westerly right-of-way line of Illinois Routes 2 and 92. For the purpose of this description, the center line of 10th Street in said Babcock's 8th Addition is assumed to have a bearing of North ninety degrees zero minutes East (N 90° 00' E);

And also excepting the following described premises: Part of the North Half (N 1/2) of Section Twenty-eight (28), Township Eighteen North (T 18 N), Range One East (R 1 E) of the Fourth (4th) Principal Meridian, City of East Moline, County of Rock Island, State of Illinois, more particularly described as follows: Beginning at the intersection of the Westerly Right of Way line of Illinois Routes 2 & 92 (S.B.I. Route 3) and the Northerly Right of Way line of 7th Avenue; Thence Northwesterly along the said Right of Way line 50 feet; Thence Northeasterly in a straight line to a point on the existing Westerly Right of Way line of said Illinois Routes 2 & 92 (S.B.I. Route 3), said point being 45 feet Northeasterly of the point of beginning; Thence Southwesterly along said Westerly Right of Way line to the point of beginning. The above described real estate contains 1125 Sq. Ft. more or less;

And also excepting the following described premises: Part of the North Half (N 1/2) of Section Twenty-eight (28), Township Eighteen North (T 18 N), Range One East (R 1 E) of the Fourth Principal Meridian, City of East Moline, County of Rock Island, State of Illinois, more particularly described as follows:

Beginning at the intersection of the Westerly Right of Way line of Illinois Routes 2 & 92 (S.B.I. Route 3) and the Southerly Right of line of 7th Avenue; Thence Northwesterly in a straight line along said Southerly Right of Way line 35 feet; Thence Southeasterly in a straight line to a point on the existing Westerly Right of Way line of said Illinois Routes 2 & 92 (S.B.I. Route 3) said point being 25 feet Southwesterly from the point of beginning; Thence Northeasterly along said Westerly Right of Way line to point of beginning. The above described real estate contains 437 Sq. Ft., more or less;

And included in this description the following described premises: That part of the West One Third (W 1/3) of the Northwest Quarter (NW 1/4) of Section Number Twenty-eight (28) in Township Number Eighteen (18) North, Range One (1) East of the Fourth (4th) Principal Meridian, described as follows: Beginning at the Northwest corner of Lot One (1), Babcock's Fourth (4th) Addition to Rock Island County; thence Northerly along the public right of way Four Hundred Twenty (420) feet to the South line of the parcel of land owned by the Four Way Fire Protection District; thence Easterly along the South line a distance of Two Hundred Forty (240) feet; thence Northerly One Hundred (100) feet to a point common to Lots Two (2) and Three (3) of Babcock's Second (2nd) Acre Addition on the Southerly line of said Addition; thence Easterly along the said Southerly line a distance of Six Hundred Fifteen (615) feet; thence Southerly Six Hundred Nineteen (619) feet to the Northeast corner of a dedicated right of way of Babcock's Fourth (4th) Addition; thence Westerly Eight Hundred Sixty-two and Two Tenths (862.2) feet to the place of beginning; Situated in the Township of Hampton, County of Rock Island and State of Illinois.

Tract 2: That part of the West Half (W 1 /2) of the Northeast Quarter (NE 1/4) of Section Twenty Eight (28) and the East Two Thirds (E 2/3) of the Northwest Quarter (NW 1/4) of Section Twenty Eight (28) in Township Eighteen (18) North, Range One (1) East of the Fourth Principal Meridian, described as follows:

Commencing at the North Right of Way line of the Chicago, Burlington and Quincy Railroad and the West Right of Way line of Illinois State Highways 2 & 92; thence Northerly along the West Right of Way line of said Illinois Highways 2 & 92 a distance of 1,707.72 feet for the beginning of this description; thence Northerly along said Westerly Right of Way line a distance of 300 feet; thence Northwesterly perpendicular to said Right of Way line, a distance of 400 feet; thence Southwesterly parallel to said Right of Way line a distance of 475 feet; thence Easterly on an arc along the center line of a proposed road to the point of beginning. Reserving a distance of 50 feet in width from the Eastern portion of said premises for service road purposes and further reserving 18 feet in width off the Western portion of said premises for alley purposes and the Southern portion necessary for right of way for said proposed road. All situated in Rock Island County, Illinois.

Tract 3: That part of the South Sixty Three (63) acres of the West Half of the Southeast Quarter of Section Twenty One (21) Township Number Eighteen (18) North, Range Number One (1) East of the Fourth Principal Meridian which lies South of the center of the public: road running East and West through said tract and containing 43.40 acres, more or less;

Also, the West 4.4 acres of the following described land: The Southeast Quarter of the Southeast Quarter of Section Number Twenty one (21), Township and Range aforesaid, and that part of the Northeast Quarter of the Southeast Quarter of said Section 21 that lies South of the center of the public road running East and West through said tract, being in all 47.8 acres, more or less. Subject to all public and private roadways or easements as now located.

Situated in Rock Island County, Illinois.

ROCKFORD OFF-TRACK BETTING

PARCEL I:

PART OF THE EAST HALF OF SECTION 29, TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS: TO-WIT: BEGINNING AT THE INTERSECTION OF THE EAST LINE OF SAID SECTION 29 WITH THE SOUTHERLY LINE OF EAST STATE STREET ROAD; THENCE SOUTH ALONG THE EAST LINE OF SAID SECTION 29, 200.00 FEET TO A POINT; THENCE SOUTHWESTERLY PARALLEL WITH THE SOUTHERLY LINE OF SAID EAST STATE ROAD, 132.90 FEET TO A POINT; THENCE NORTH PARALLEL WITH THE EAST LINE OF SAID SECTION 159.71 FEET TO A POINT; THENCE NORTHEASTERLY PARALLEL WITH THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD, 20.42 FEET TO A POINT; THENCE NORTHERLY AT RIGHT ANGLES TO THE LAST DESCRIBED COURSE 40 FEET TO A POINT ON THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD; THENCE NORTHEASTERLY ALONG THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD, 117.31 FEET TO THE PLACE OF BEGINNING, SITUATED IN THE COUNTY OF WINNEBAGO AND STATE OF ILLINOIS.

PARCEL II:

PART OF THE WEST HALF OF THE NORTHWEST QUARTER OF SECTION 28, TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS, TO-WIT: BEGINNING AT THE POINT OF INTERSECTION OF THE WEST LINE OF SECTION 28 WITH THE SOUTHERLY LINE OF EAST STATE STREET ROAD; THENCE SOUTH ALONG THE WEST LINE OF SAID SECTION 28, 200.00 FEET TO A POINT; THENCE NORTHEASTERLY PARALLEL WITH THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD, 137.69 FEET TO A POINT; THENCE NORTH PARALLEL WITH THE WEST LINE OF SAID SECTION 200.00 FEET TO A POINT ON THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD; THENCE SOUTHWESTERLY ALONG THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD, 137.69 FEET TO THE PLACE OF BEGINNING, SITUATED IN THE COUNTY OF WINNEBAGO AND STATE OF ILLINOIS.

PARCEL III:

A PART OF THE NORTHWEST 1/4 OF SECTION 28, TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS: BEGINNING AT A POINT ON THE CENTER LINE OF EAST STATE STREET ROAD, ALSO KNOWN AS ILLINOIS STATE ROUTE 20, ONE HUNDRED THIRTY-SEVEN (137) FEET EASTERLY FROM WHERE SAID CENTER LINE CROSSES THE WEST LINE OF SECTION 28; THENCE

SOUTH ONE THOUSAND FOUR HUNDRED TWENTY-EIGHT (1428) FEET TO A POINT ONE HUNDRED THIRTY-SIX AND SEVEN TENTHS (136.7) FEET EAST OF THE SOUTHWEST CORNER OF THE NORTHWEST 1/4, SECTION 28; THENCE EAST ALONG THE SOUTHERLY LINE OF THE NORTHWEST 1/4, SECTION 28, A DISTANCE OF ONE HUNDRED TWENTY-FIVE (125) FEET; THENCE NORTH ON A LINE PARALLEL WITH THE WESTERLY LINE OF THE PREMISES HEREIN DESCRIBED TO A POINT ON THE CENTER LINE OF EAST STATE STREET ROAD, ALSO ILLINOIS STATE ROUTE 20; THENCE WESTERLY ALONG THE CENTER LINE OF THE ROAD TO THE PLACE OF BEGINNING; EXCEPTING THEREFROM THAT PART OF THE ABOVE DESCRIBED PREMISES CONVEYED TO CENTRAL ILLINOIS ELECTRIC AND GAS CO., AN ILLINOIS CORPORATION BY WARRANTY DEED RECORDED IN BOOK 1044 ON PAGE 335 (DESCRIBED AS FOLLOWS: ALL THAT PART OF THE EAST 125 FEET OF THE WEST 261.7 FEET OF THE NORTHWEST QUARTER OF SECTION 28, TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN, LYING SOUTH OF A LINE WHICH RUNS EAST AT RIGHT ANGLES FROM THE WEST LINE OF SAID SECTION THROUGH A POINT IN SAID SECTION DISTANT 202 FEET NORTH OF THE SOUTHWEST CORNER OF THE NORTHWEST QUARTER OF SAID SECTION) IN THE RECORDER'S OFFICE OF WINNEBAGO COUNTY, ILLINOIS, AND FURTHER EXCEPTING THEREFROM, THE PREMISES CONVEYED TO THE STATE OF ILLINOIS BY WARRANTY DEED 1119 ON PAGE 262 IN SAID RECORDER'S OFFICE, ALSO EXCEPTING THE FOLLOWING DESCRIBED PREMISES, TO WIT COMMENCING AT THE NORTHWEST CORNER OF LOT 13 AS DESIGNATED UPON PLAT N0. 2 OF EDGEWOOD VIEW SUBDIVISION OF A PART OF THE SOUTHWEST QUARTER OF THE NORTHWEST QUARTER OF SECTION 28, TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN, THE PLAT OF WHICH SUBDIVISION IS RECORDED IN BOOK 31 OF PLATS ON PAGE 46 IN THE RECORDER'S OFFICE OF WINNEBAGO COUNTY, ILLINOIS; THENCE NORTH 00 DEGREES 00 MINUTES 00 SECONDS EAST, ALONG THE EAST LINE OF PREMISES CONVEYED BY THE ILLINOIS NATIONAL BANK & TRUST COMPANY OF ROCKFORD, AS TRUSTEE TO ALLEN S. ROBB AND MARGRET L. ROBB BY WARRANTY DEED DATED MAY 4, 1946 AND RECORDED IN BOOK 524 OF RECORDS ON PAGE 45 IN SAID RECORDER'S OFFICE, 560.06 FEET TO THE POINT OF BEGINNING FOR THE FOLLOWING DESCRIBED PARCEL; THENCE SOUTH 83 DEGREES 23 MINUTES 30 SECONDS WEST, PARALLEL WITH THE SOUTHERLY LINE OF EAST STATE STREET AS NOW LAID OUT AND USED, 127.32 FEET; THENCE NORTH 00 DEGREES 07 MINUTES 23 SECONDS WEST, 137.56 FEET TO THE INTERSECTION WITH THE SOUTHERLY LINE OF SAID EAST STATE STREET, 127.61 FEET TO ITS INTERSECTION WITH THE EAST LINE OF PREMISES CONVEYED BY THE ILLINOIS NATIONAL BANK & TRUST COMPANY OF ROCKFORD AS AFORESAID; THENCE SOUTH 00 DEGREES 00 MINUTES 00 SECONDS WEST, ALONG THE EAST LINE OF THE PREMISES SO CONVEYED BY THE ILLINOIS NATIONAL BANK & TRUST COMPANY AS AFORESAID; 137.59 FEET TO THE POINT OF BEGINNING, SITUATED IN THE CITY OF ROCKFORD, THE COUNTY OF WINNEBAGO AND STATE OF ILLINOIS.

PARCEL IV:

PART OF THE EAST HALF (E 1/2) OF SECTION 29 AND PART OF THE WEST HALF (W 1/2) OF SECTION 28 ALL IN TOWNSHIP 44 NORTH, RANGE 2 EAST OF THE THIRD PRINCIPAL MERIDIAN, WINNEBAGO COUNTY, ILLINOIS, BOUNDED AND DESCRIBED AS FOLLOWS, TO-WIT:

BEGINNING AT THE INTERSECTION OF THE WEST LINE OF SAID SECTION 28 AND THE NORTHERLY LINE OF PLAT NO. 4 ALPINE PARK SUBDIVISION, THE PLAT OF WHICH HAS BEEN RECORDED IN BOOK 35 OF PLATS ON PAGE 83 IN THE RECORDER'S OFFICE, WINNEBAGO COUNTY, ILLINOIS, RUNNING THENCE SOUTHWESTERLY ALONG THE NORTHERLY LINE HEREIN DESIGNATED SOUTH 73 DEGREES 54 MINUTES 44 SECONDS WEST SAID CORNER BEING ON A CIRCULAR CURVE TO THE RIGHT HAVING A RADIUS OF FIVE HUNDRED THIRTY-ONE AND FORTY-SIX HUNDREDTHS (531.46); THENCE NORTHEASTERLY ALONG SAID CIRCULAR CURVE TO THE RIGHT TO THE POINT OF INTERSECTION WITH ITS CHORD WHICH MEASURES ONE HUNDRED FORTY-FIVE AND FORTY-SEVEN HUNDREDTHS (145.47) FEET AND BEARS NORTH 17 DEGREES 20 MINUTES 57 SECONDS EAST; THENCE NORTH 25 DEGREES 12 MINUTES 55 SECONDS EAST A DISTANCE OF NINE AND THIRTEEN HUNDREDTHS (9.13) FEET TO THE POINT OF CURVATURE FOR A CIRCULAR CURVE TO THE LEFT AND HAVING A RADIUS OF FIVE HUNDRED SEVEN AND TWENTY-TWO HUNDREDTHS (507.22) FEET; THENCE NORTHERLY ALONG SAID CIRCULAR CURVE TO THE POINT OF INTERSECTION WITH ITS CHORD WHICH MEASURED TWO HUNDRED TWENTY-ONE AND NINETY-FOUR HUNDREDTHS (221.94) FEET AND BEARS NORTH 12 DEGREES 34 MINUTES 40 SECONDS EAST; THENCE NORTH 0 DEGREES 03 MINUTES 35 SECONDS WEST A DISTANCE OF TWO HUNDRED SEVENTY-FIVE AND EIGHTEEN HUNDREDTHS (275.18) FEET TO A POINT TWO HUNDRED (200) FEET (MEASURED PARALLEL WITH THE WEST LINE OF SAID SECTION 28) SOUTHERLY OF THE SOUTHERLY RIGHT OF WAY LINE FOR A PUBLIC HIGHWAY DESIGNATED EAST STATE STREET ROAD; THENCE NORTH 83 DEGREES 03 MINUTES 29 SECONDS EAST, PARALLEL WITH THE SAID SOUTHERLY RIGHT OF WAY LINE A DISTANCE OF TWO HUNDRED SEVENTY AND SIX TENTHS (270.6) FEET TO A POINT ONE HUNDRED THIRTY-SIX SEVEN TENTHS (136.7) FEET (MEASURED PARALLEL WITH THE SOUTH LINE OF THE NORTHWEST QUARTER (NW 1/4) OF SAID SECTION 28) EAST OF THE WEST LINE OF SECTION 28; THENCE SOUTH 0 DEGREES 02 MINUTES 32 SECONDS EAST PARALLEL WITH THE WEST LINE OF THE NORTHWEST QUARTER (NW 1/4) OF SAID SECTION 28 A DISTANCE OF FIVE HUNDRED SIXTY-SIX AND FIFTY-EIGHT HUNDREDTHS (566.58) FEET TO THE NORTHEAST CORNER OF PLAT N0. 4 OF SAID ALPINE PARK SUBDIVISION; THENCE SOUTH 73 DEGREES 54 MINUTES 44 SECONDS WEST A DISTANCE OF ONE HUNDRED FORTY-TWO AND TWENTY-FOUR HUNDREDTHS (142.24) FEET TO THE POINT OF BEGINNING, TOGETHER WITH AN EASEMENT FOR INGRESS AND EGRESS IN PART OF THE EAST HALF (1/2) OF SECTION TWENTY-NINE (29). TOWNSHIP FORTY-FOUR (44) NORTH, RANGE TWO (2) EAST OF

THE THIRD PRINCIPAL MERIDIAN, BOUNDED AND DESCRIBED AS FOLLOWS, TO-WIT: COMMENCING AT THE INTERSECTION OF THE EAST LINE OF SAID SECTION WITH THE SOUTHERLY LINE OF EAST STATE STREET ROAD; THENCE SOUTH 00 DEGREES 00 MINUTES 21 SECONDS EAST, ALONG THE EAST LINE OF SAID SECTION, 200 FEET; THENCE SOUTH 82 DEGREES 56 MINUTES 12 SECONDS WEST, PARALLEL WITH THE SOUTHERLY LINE OF SAID EAST STATE STREET ROAD, 132.90 FEET TO THE POINT OF BEGINNING OF THE FOLLOWING DESCRIBED EASEMENT; THENCE SOUTH 89 DEGREES 59 MINUTES 39 SECONDS WEST, AT RIGHT ANGLES FROM THE EAST LINE OF SAID SECTION 55.0 FEET; THENCE SOUTH 00 DEGREES 00 MINUTES 21 SECONDS EAST, PARALLEL WITH THE EAST LINE OF SAID SECTION 70.0 FEET; THENCE NORTH 89 DEGREES 59 MINUTES 39 SECONDS EAST AT RIGHT ANGLES FROM THE PRECEDING COURSE, 55.0 FEET; THENCE NORTH 00 DEGREES 00 MINUTES 21 SECONDS WEST, PARALLEL WITH THE EAST LINE OF SAID SECTION, 70.0 FEET TO THE POINT OF BEGINNING, SITUATED IN THE COUNTY OF WINNEBAGO AND STATE OF ILLINOIS.

MORTGAGE AND SECURITY AGREEMENT

April 3, 2003

CALDER RACE COURSE, INC.
Mortgagor

BANK ONE, Kentucky, NA, as Collateral Agent
Mortgagee

Property: Calder Race Course
Miami – Dade County Florida

Prepared by and when recorded return to:

L. Jude Clark, Jr., Esq.
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

This Mortgage prepared by
and after recording return to:

L. Jude Clark
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS MORTGAGE AND SECURITY AGREEMENT (this "Mortgage") is made as of the 3rd day of April, 2003 by CALDER RACE COURSE, INC., a Florida corporation, with an address at c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, having an Organizational Identification Number of 318665 ("Mortgagor"), in favor of BANK ONE KENTUCKY, NA, a national banking association, with an address at 416 West Jefferson Street, Louisville, Kentucky 40202, as Collateral Agent under the Collateral Sharing Agreement dated April 3, 2003.

WITNESSETH:

A. Mortgagor is the owner of certain tracts or parcels of land described in Exhibit A attached hereto, made a part hereof together with the improvements now or hereafter erected thereon.

B. Bank One Kentucky, NA, as Agent, PNC Bank N.A., as Syndication Agent, National City Bank, Kentucky, as Documentation Agent and certain Lenders have entered into a Credit Agreement dated April 3, 2003, with Churchill Downs Incorporated and certain of its subsidiaries, including Mortgagor, as guarantors (the "Credit Agreement'). Unless otherwise specified all capitalized terms used herein and not defined shall have the same meanings ascribed to those terms in the Credit Agreement. Pursuant to the Credit Agreement, the Lenders named therein have made or are making Revolving Loans to Churchill Downs Incorporated (hereinafter "Borrower") in an aggregate principal amount not to exceed Two Hundred Fifty Million Dollars ($250,000,000). Pursuant to the terms of the Credit Agreement, Borrower and certain of its subsidiaries, including, but not limited to, Mortgagor, (said subsidiaries referred to herein and in the Credit Agreement as "Guarantors") will grant, mortgage, assign, pledge or convey in trust to Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers (defined below) the real and personal property of Borrower and Guarantors specified in the Credit Agreement as Collateral for the Borrower's and Guarantors' (including Mortgagor's) Secured Obligations (as defined in the

Credit Agreement) and as Collateral for the obligations of Borrower and the Guarantors under the Term Notes and the Note Purchase Agreements described in D. below.

C. The Revolving Loan may, but are not required to be evidenced by promissory notes made from time to time by Borrower in favor of the Lenders (the "Notes"). In addition, certain of the Lenders have agreed to issue Letters of Credit for the benefit of Borrower and Guarantors (including Mortgagor) as provided in the Credit Agreement. This Mortgage is given wholly or partially to secure the Secured Obligations under the Credit Agreement which include, but are not limited to the Revolving Loans and all present and future advances and readvances, if made or to be made and all Reimbursement Obligations pursuant to the terms of the Credit Agreement. It is acknowledged that this Mortgage secures, in part, a loan that constitutes a line of credit or revolving credit plan. The maximum principal amount that may be advanced under the Revolving Loans (not including any future non-obligatory advances that may be made by Lenders), is $250,000,000. The Borrower and Mortgagor are also entitled to enter into certain Rate Management Transactions as defined and described in the Credit Agreement, and those Rate Management Obligations are also secured by this Mortgage. All Secured Obligations shall mature and become due and payable in full on March 31, 2008 (the Facility Termination Date defined in the Credit Agreement).

D. Borrower will also issue, concurrently with the closing of the Revolving Loans, Borrower's Floating Rate Senior Secured Notes in the original principal amount of One Hundred Million and No/100 Dollars ($100,000,000) (the "Term Notes") which mature on March 31, 2010. The Term Notes will be issued pursuant to certain Note Purchase Agreements dated of even date herewith (as amended, modified or restated from time to time, the "Note Purchase Agreements") to be entered into by and between the Borrower, the Guarantors (including Mortgagor) and the purchasers of the Term Notes (together with their successors and assigns, the "Term Note Purchasers"). The Guarantors have guaranteed all obligations of the Borrower under the Note Purchase Agreement and Term Notes. The obligations of the Borrower and Guarantors to the Term Note Purchasers are to be secured equally and ratably with the Secured Obligations of the Borrower and the Guarantors under the Credit Agreement by mortgages, assignments, pledges, and conveyances in trust and security interests in the real and personal property of Borrower and Guarantors as specified in the Note Purchase Agreements. This Mortgage is given wholly or partially to secure all present and future advances and readvances if made or to be made pursuant to the terms of the Term Notes and Note Purchase Agreements.

E. Mortgagee has agreed to act as Collateral Agent (the "Collateral Agent') for the Lenders under the Credit Agreement and for the Term Note Purchasers pursuant to a Collateral Sharing Agreement dated April 2, 2003 (the "Collateral Sharing Agreement"). Collateral Documents, including but not limited to mortgages, deeds of trust, security agreements, pledges and assignments of Collateral, will run in favor of Mortgagee as the Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers, all as more fully set forth in the Collateral Sharing Agreement.

F. The Lenders are desirous of securing the prompt payment and satisfaction of all Obligations Secured under the Credit Agreement, and the Term Note Purchasers are desirous of securing the prompt payment and satisfaction of all obligations under the Note Purchase Agreements and Term Notes, together with interest, costs and any other amounts due thereunder and any additional indebtedness accruing to the Lenders and Term Note Purchasers on account of any payments, advances or expenditures made by the Lenders or Term Note Purchasers pursuant to the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements or any other document or instrument evidencing, securing or pertaining to the indebtedness evidenced by the Term Notes, the Notes, if any, the Note Purchase Agreement and the Credit Agreement (the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, the Note Purchase Agreements, any Guaranty (as defined in the Collateral Sharing Agreement) and such other documents or instruments executed by Borrower or the Guarantors in connection with the Term Notes, this Mortgage, the Credit Agreement, the Notes, if any, or the Note Purchase Agreements, as the same may be amended from time to time, being herein collectively referred to as the "Loan Documents").

G. In accordance with the terms of the Loan Documents and to provide for the proper administration of the Collateral in accordance with the terms and conditions of the Collateral Sharing Agreement, the Lenders and the Term Note Purchasers have required that the Mortgagor execute and deliver this Mortgage to the Mortgagee as Collateral Agent for the equal and ratable benefit of the Lenders and the Term Note Purchasers.

NOW, THEREFORE, for the purpose of securing, equally and ratably, the payment and performance of each and every obligation owed by the Borrower or Guarantors (including, but not limited to, Mortgagor) to the Lenders, the Agent, the Collateral Agent or the Term Note Purchasers under the Credit Agreement, the Note Purchase Agreements, the Notes if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement), the Collateral Documents and related agreements, documents and instruments, all such obligations being collectively called the "Obligations Secured", which shall include, without limitation, on a pari passu basis:

(A) the Secured Obligations under the Credit Agreement,

(B) the outstanding principal amount of, accrued and unpaid interest on, any unpaid LIBOR Breakage Amount (as defined in the Note Purchase Agreements),

(C) any unpaid Reimbursement Obligations with respect to any Letters of Credit,

(D) any undrawn amounts of any outstanding Letter of Credit, and

(E) any other unpaid amounts including amounts with respect to Rate Management Obligations (contingent or otherwise) permitted under the Credit Agreement and any fees, expenses, indemnification and reimbursement due from the Borrower or Guarantors under the Credit Agreement, the Note Purchase Agreements, the Notes, if any, the Term Notes, any Guaranty (as defined in the Collateral Sharing Agreement) or the Collateral Documents in an aggregate principal amount not to exceed Three Hundred Sixty Million Dollars ($360,000,000) (plus interest, fees, expenses and indemnification and reimbursement amounts);

Mortgagor, for good and valuable consideration, receipt of which is hereby acknowledged, as security for the Obligations Secured and intending to be legally bound hereby, does hereby give, grant, bargain, sell, convey, assign, transfer, mortgage, hypothecate, pledge, set over and confirm unto Mortgagee and does grant to the Mortgagee, for the equal and ratable benefit of Lenders and Term Note Purchasers, a security interest in the following described property, all accessions and additions thereto, all substitutions therefor and replacements and proceeds thereof, and all reversions and remainders of such property (collectively, the "Mortgaged Property") now owned or held or hereafter acquired, to wit:

(i) all of Mortgagor's estate in the premises described in Exhibit A, together with all of the easements, rights of way, privileges, liberties, hereditaments, gores, streets, alleys, passages, ways, waters, watercourses, rights and appurtenances thereunto belonging or appertaining, and all of the estate, right, title, interest, claim and demand whatsoever of Mortgagor therein and in the public streets and ways adjacent thereto, either in law or in equity, in possession or expectancy (collectively, the "Realty");

(ii) the structures and buildings and all additions and improvements thereto now or hereafter erected upon the Realty (including all Equipment, as herein defined, constituting fixtures) (collectively, the "Improvements");

(iii) all machinery, apparatus, equipment, fittings, appliances and fixtures of every kind and nature whatsoever and regardless of whether the same may now or hereafter be attached or affixed to the Realty or Improvements, including, without limitation, all electrical, antipollution, heating, lighting, incinerating, power, air conditioning, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating and communication machinery, apparatus, equipment, fittings, appliances and fixtures, and all engines, pipes, pumps, tanks, motors, conduits, ducts, compressors, elevators and escalators, and all articles of personal property and goods of every kind and nature whatsoever, including all shades, awnings and carpets now or hereafter affixed to, attached to, placed upon, or used or usable in any way in connection with the use, enjoyment, occupancy or operation of the Realty or Improvements (collectively, the "Equipment");

(iv) all leases and other agreements now or hereafter in existence relating to the use, occupancy or possession of the Realty, Improvements or Equipment or any part thereof, and all right, title and interest of Mortgagor thereunder, including cash and securities deposited thereunder to secure performance by the tenants of their obligations thereunder, and including further, the right to amend or terminate the same or waive the provisions thereof, and the right to receive and collect the Rents thereunder and all guaranties thereof (collectively, the "Leases") which security interest shall be absolute upon Borrower's or Mortgagor's default (and the expiration of any applicable notice and/or cure period), becoming operative with or without written demand made by Collateral Agent;

(v) all revenues, income, rents, issues, accounts and profits of the Realty, Improvements, Equipment and Leases (collectively, the "Rents"), including all proceeds of the conversion, voluntary or involuntary, of the Realty, Improvements and Equipment or any part thereof into cash or liquidated claims, including proceeds of insurance and condemnation awards or payments in lieu thereof;

(vi) all Mortgagor's rights and interests in all agreements now or hereafter in existence providing for or relating to the construction, alteration, maintenance, repair, operation or management of the Mortgaged Property or any part thereof, as well as the plans and specifications therefor, and all copies thereof (together with the right to amend or terminate the same or waive the provisions of the foregoing) and any amendments, renewals and replacements thereof; to the extent permitted by the relevant authorities, except as limited by the Credit Agreement and the Note Purchase Agreements all licenses, permits and approvals for the ownership, construction, maintenance, operation, use and occupancy of the Mortgaged Property or any part thereof and any amendments, renewals and replacements thereof; all Mortgagor's rights and interests in all warranties and guaranties from contractors, subcontractors, suppliers and manufacturers to the maximum extent permissible relating to the Mortgaged Property or any part thereof; all insurance policies covering or affecting the Mortgaged Property or any part thereof; all of Mortgagor's now and hereafter arising or acquired Accounts, General Intangibles (including Payment Intangibles and Software, all tax refunds, patents, trademarks, copyrights and similar intellectual property rights), Goods, Inventory, Equipment, Chattel Paper, Letter of Credit Rights, Supporting Obligations, Deposit Accounts, Investment Property, Commercial Tort Claims, Documents and Instruments and all accessions, additions, substitutions and replacements of the foregoing and all proceeds and products of the foregoing (as such terms are defined in Article 9 of the Uniform Commercial Code); all refunds, rebates or credits in connection with any reduction in real property taxes or assessments charged against the Mortgaged Property as a result of any tax assessment appeals or other applications or proceedings for reduction of the assessed value of the Mortgaged Property or the real estate taxes or assessments charged against the Mortgaged Property arising out of, used in connection with, or otherwise relating to the Mortgaged Property (collectively, the "Other Property") provided, however, the term Other Property shall not include (i) the Horseman's Account, (ii) the bond issued under the Master Plan Bond Transaction and payments owed by one Loan Party to another Loan Party in connection with the Master Plan Bond Transaction, (iii) ownership interests of any Loan Party in (a) any Excluded Subsidiary, (b) any Excluded Entity, and (c) those Persons listed on Schedule 3 to the Credit Agreement in which, as of the Closing Date, a Loan Party directly or indirectly own less than 100% of the outstanding interest of such Person and in which the organizational agreements governing such Person prohibit the applicable Loan Party from granting a security interest in such ownership interest, and (iv) any chattel paper, contract rights or other general intangibles which are now held or hereafter acquired by the Mortgagor to the extent that such chattel paper, contract rights or other general intangibles (including, but not limited to, licenses) are not assignable or capable of being encumbered (a) as a matter of law or (b) under the terms of any agreement applicable thereto (but solely to the extent that any such restriction is enforceable and not ineffective under applicable law) without the consent of the other party to such agreement where such consent has not been obtained after the applicable Loan Party has made a reasonably diligent effort satisfactory to the Agent to obtain such consent.

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its successors and assigns, to its own use forever in accordance with the provisions hereof.

The maturity date of the latest to mature of the Obligations Secured is March 31, 2010.

1. REPRESENTATIONS AND WARRANTIES

Mortgagor represents and warrants to Mortgagee as follows:

1.1 Warranty of Title.

(a) Mortgagor has good and marketable title to an estate in fee simple absolute in the Realty and Improvements and has all right, title and interest in all other property constituting a part of the Mortgaged Property, in each case free and clear of all liens and encumbrances, except for the Permitted Liens and as may otherwise be set forth in any title policies covering this Mortgage and the Mortgaged Property;

(b) this Mortgage is a valid and enforceable first lien on the Mortgaged Property (except as aforesaid) and Mortgagee shall, subject to Mortgagor's right of possession prior to an Event of Default, quietly enjoy and possess the Mortgaged Property; and

(c) Mortgagor shall preserve such title as Mortgagor warrants herein and the validity and priority of the lien hereof and shall forever warrant and defend the same to Mortgagee against the claims of all persons and parties whomsoever.

1.2 Accuracy of Information.

The information, financial statements and other financial data furnished to Mortgagee by Mortgagor, including any information furnished with respect to the Mortgaged Property, are accurate, correct and complete in all material respects.

1.3 No Litigation.

There is no litigation or governmental investigation of any type pending, or to the best of Mortgagor's knowledge threatened, which questions the capacity or authority of Mortgagor to fulfill its obligations under this Mortgage or the other Loan Documents, or if determined adversely, could materially affect the business or financial condition of Mortgagor or Mortgagor's use, ownership, control or occupancy of any portion of the Mortgaged Property.

1.4 No Conflicts.

The execution and delivery of this Mortgage and the other Loan Documents does not conflict with any statute, rule, judgment or order of any court or governmental authority by which Mortgagor is bound and does not conflict with or constitute a default under any contract, agreement or other document by which Mortgagor or any such obligor or guarantor or the Mortgaged Property is bound.

1.5 No Casualty or Taking.

None of the Mortgaged Property has been damaged by fire or other casualty which is not now fully restored and no notice of taking by eminent domain or condemnation of any of the Mortgaged Property has been received and Mortgagor has no knowledge that any taking is contemplated.

1.6 Licenses and Permits.

All licenses, permits, consents and approvals necessary to occupy the Mortgaged Property and to conduct and operate Mortgagor's business, whether at the Mortgaged Property or elsewhere, have been obtained and are in full force and effect, including, but not limited to, all licenses, permits, consents and approvals required under federal, state or local law relating to occupancy, zoning, access to public streets, sewage, storm water drainage, building, health, employee safety, public safety, environmental and energy matters.

2. AFFIRMATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged, Mortgagor shall:

2.1 Payment and Performance of Obligations Secured.

Pay or perform all Obligations Secured when due as provided in the Loan Documents.

2.2 Legal Requirements.

Promptly comply with and conform to all present and future laws, statutes, codes, ordinances, orders, decrees, regulations and requirements, even if unforeseen or extraordinary, of every governmental authority or agency and all covenants, restrictions and conditions which may be applicable to Mortgagor or to any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or reconstruction of any of the Mortgaged Property (collectively, the "Legal Requirements"), even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property, provided that it shall not be deemed to be a violation of this Section 2.2 if any failure to comply with any of the foregoing would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Effect.

2.3 Impositions.

(a) Before interest or penalties are due thereon and otherwise when due, pay all taxes of every kind and nature (including real and personal property taxes on the Mortgaged Property, income, franchise, withholding, profits and gross receipts taxes) assessed against Mortgagor or any portion of the Mortgaged Property, all charges for any easement or agreement maintained for the benefit of any of the Mortgaged Property, all general and special assessments (including, without limitation, any condominium or planned unit development assessments, if any), levies, permits, inspection and license fees, all mortgages and other liens or encumbrances upon any portion of the Mortgaged Property, all water and sewer rents and charges, and all other charges and liens, whether of a like or different nature, even if unforeseen or extraordinary, now or hereafter imposed upon or assessed against Mortgagor or any of the Mortgaged Property or arising in respect of the ownership, occupancy, use or possession thereof. In addition, Mortgagor shall pay promptly on demand all taxes, assessments and charges which may now or hereafter be imposed upon Mortgagee by reason of its holding any of the Loan Documents, including intangibles, excise taxes, but excluding any taxes upon the income derived by Mortgagee upon the interest or other sums collected by Mortgagee pursuant to the Loan Documents. The obligations referred to in this Section are hereinafter collectively referred to as the "Impositions". Within thirty (30) days after notice from Mortgagee demanding evidence of payment of any Imposition, Mortgagor shall deliver to Mortgagee evidence acceptable to Mortgagee of such payment. Mortgagor shall also deliver to Mortgagee within ten (10) days of receipt thereof copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority.

(b) Subject to the right of Mortgagor to contest the payment of an Imposition as hereinafter provided, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, pay or perform any Imposition and add the amount so paid or the cost incurred to the Obligations Secured, and all such amounts shall on demand be due and payable, together with interest thereon, from the date of such demand at the highest rate applicable to any portion of the Obligations Secured, but in no event exceeding the highest rate permitted by law (the "Default Rate").

(c) So long as an Event of Default shall not have occurred hereunder and be continuing, Mortgagor shall have the right to contest or object in good faith the validity of any Legal Requirement or the amount or validity of any Imposition by appropriate legal proceedings so long as (i) Mortgagor notifies Mortgagee of Mortgagor's intent to contest such Legal Requirement or Imposition; (ii) Mortgagor shall provide Mortgagee with evidence reasonably satisfactory to Mortgagee that such proceedings shall operate to prevent the sale of the Property or any portion thereof (iii) Mortgagor shall have furnished Mortgagee with a bond or other assurances reasonably satisfactory to Mortgagee sufficient to comply with or satisfy such Legal Requirement or Imposition; (iv) upon any final determination of such contest which is not appealable or is not being appealed by Mortgagor, Mortgagor shall pay the amount of such Legal Requirement or Imposition then due and any additional charge, interest, penalty, expense or other payment which may arise from or be incurred as a result of any delay in compliance or payment of such Legal Requirement or Imposition during the course of such contest or objection, all as estimated from time to time by Mortgagee; and

(v) such contest operates to suspend enforcement of compliance with or collection of the Legal Requirement or Imposition and is maintained and prosecuted with diligence.

2.4 Maintenance and Impairment of Security.

Keep the Mortgaged Property in good condition and order, normal wear and tear and loss by casualty excepted, and in a tenantable state of repair and will make or cause to be made, as and when necessary, all repairs, renewals, and replacements, structural and nonstructural, exterior and interior, foreseen and unforeseen, ordinary and extraordinary. Except with respect to the removal, demolition, construction, improvements and repairs contemplated by the Master Plan for Capital Expenditures (as defined in the Credit Agreement), Mortgagor shall not remove or demolish the Mortgaged Property nor commit or suffer waste with respect thereto nor permit the Mortgaged Property to become deserted or abandoned. Mortgagor shall permit Mortgagee and its agents at any time and from time to time to enter upon and visit the Mortgaged Property, at such times and with such frequency as is more particularly set forth in the Credit Agreement, for the purpose of inspecting and appraising the same. Mortgagor covenants and agrees not to take or permit any action with respect to the Mortgaged Property which will in any manner impair the security of this Mortgage.

2.5 Use of Mortgaged Property.

Use, and permit others to use, the Mortgaged Property only for uses permitted under applicable Legal Requirements.

2.6 Books and Records.

Maintain and Mortgagee shall have access to complete and adequate books of account and other records relating to the financing, development, construction, leasing, management, operation and use of the Mortgaged Property as Mortgagee may require, and Mortgagor will discuss the finances and business of Mortgagor with Mortgagee as Mortgagee may request. Such books and records shall be kept in all material respects in accordance with generally accepted accounting principles consistently applied. Mortgagor shall permit Mortgagee to photocopy such books and records on the Mortgaged Property or, if photocopying facilities are not available on the Mortgaged Property, at a copying facility selected by Mortgagee in its discretion. Mortgagee may freely share any of such information with the Lenders and the Term Note Purchasers at any time.

2.7 Leases.

(a) With respect to Leases in excess of 10,000 square feet, Mortgagor shall promptly (i) perform all of the provisions of the Leases on the part of the landlord thereunder to be performed; (ii) appear in and defend any action or proceeding in any manner connected with the Leases or the obligations of Mortgagor thereunder; (iii) after a Default or an occurrence of an Event of Default (as defined in the Credit Agreement and Note Purchase Agreements, respectively) and within twenty (20) days after request by Mortgagee, use Mortgagor's best efforts to deliver to Mortgagee a certificate from each tenant under the Leases identifying such Lease with particularity and stating that no default by Mortgagor or such tenant has occurred under the applicable Lease, that no rent thereunder has been prepaid, except for the current month, and addressing such other matters as Mortgagee may request; (iv) within twenty (20) days after request by Mortgagee, deliver a written statement containing the names of all tenants, the terms of all Leases and the spaces occupied and rentals payable thereunder and a statement of all Leases which are then in default, including the nature of the default; (v) after a Default or an occurrence of an Event of Default, deliver to Mortgagee promptly copies of any notices of default which Mortgagor may at any time forward to or receive from a tenant of any Lease; (vi) within ten (10) days after execution, deliver to Mortgagee a fully executed counterpart of each Lease or a copy thereof; (vii) authorize and direct, and does hereby authorize and direct, each and every present and future tenant to pay all Rents to Collateral Agent from and after the date of receipt of written demand from Collateral Agent to do so; and (viii) protect, indemnify, and hold Collateral Agent harmless from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses (including, without limitation, attorneys' fees and court costs) imposed upon or incurred by Collateral Agent by reason of this Section 2.7 or in exercising, performing, enforcing, or protecting its rights, title, or interests set forth herein, and any claim or demand whatsoever which may be asserted against Collateral Agent by reason of any alleged obligation or undertaking to be performed or discharged by Collateral Agent under this Section 2.7.

(b) Each Lease in excess of 10,000 square feet hereafter executed with respect to the Realty or Improvements or any part thereof shall provide that (i) the tenant thereunder, at the request of any transferee in foreclosure of this Mortgage or in lieu thereof, shall attorn to such other transferee and shall recognize such transferee as landlord under the Lease, (ii) neither Mortgagee nor any such transferee or its successors or assigns shall be bound by (A) any prepayment of an installment or rent or other obligation under any Lease, or (B) any amendment or modification to any Lease made without the written consent of Mortgagee or such transferee, or (C) any obligations under the Lease to have been performed prior to the date that Mortgagee or such transferee shall have acquired title to the Mortgaged Property, (iii) such Lease shall not be amended, extended or consensually terminated without the prior written consent of Mortgagee, and (iv) such Lease shall incorporate the terms of Section 8.9 of this Mortgage. By the recordation of this Mortgage, the foregoing provisions shall be binding upon each Lease hereafter executed with respect to the Realty or Improvements, even if not contained expressly in such Leases. Each tenant, upon request by Mortgagee or such successor in interest, shall execute and deliver an instrument or instruments confirming the foregoing provisions.

(c) Notwithstanding the foregoing provisions of this Section 2.7, nothing contained in this Section 2.7 or this Mortgage shall prevent the Mortgagor nor any other Loan Party or any Subsidiary from conducting its revenue producing activities in the ordinary course of its respective business, including, but not limited to, the (i) leasing or licensing of parking facilities, banquet facilities, boxes, suites or other facilities to the patrons of the Mortgagor, each Loan Party and each of the Subsidiaries (collectively, the "Patrons"), (ii) granting of personal suite licenses to Patrons, (iii) granting of licenses to Patrons to use space in the "marquee village" and other similar facilities, and (iv) the license or use for a fee of simulcast signals, trademarks, copyrights, and other similar assets.

2.8 Title Updates.

After the occurrence of an Event of Default hereunder or if any construction or renovation activities costing in excess of $500,000 are performed by Mortgagor on the Mortgaged Property (other than in connection with the Master Plan), Mortgagor will furnish such title reports, endorsements or policies as Mortgagee shall reasonably require. If Mortgagor fails to deliver the title matters required in this Section, Mortgagee may obtain it, and Mortgagor will reimburse Mortgagee for costs incurred upon demand.

2.9 Authorization to File Financing Statements.

The Mortgagor hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, in any jurisdictions and with any filing offices as the Collateral Agent may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to the Collateral Agent in connection herewith. Such financing statements may describe the collateral in the same manner as described in any security agreement or pledge agreement entered into by the parties in connection herewith or may contain an indication or description of collateral that describes such property in any other manner as the Collateral Agent may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the collateral granted to the Collateral Agent in connection herewith, including, without limitation, describing such property as "all assets" or "all personal property," and "whether now or hereafter owned".

3. NEGATIVE COVENANTS

Until all of the Obligations Secured shall have been fully paid, satisfied and discharged:

3.1 Leases.

(a) Mortgagor shall not (i) execute an assignment or pledge of the Rents and/or the Leases other than in favor of Mortgagee; or (ii) accept any prepayment of an installment of any Rents prior to the due date of such installment;

(b) Mortgagor shall not, without the prior written consent of Mortgagee, (i) amend, modify, extend or consent to the surrender of any Lease in excess of ten thousand (10,000) square feet or give any consent or waiver to any tenant pursuant to any Lease;

(c) Mortgagor shall take no action that will cause or permit the estate of any tenant under any of the Leases to merge with the interests of Mortgagor in the Mortgaged Property or any portion thereof;

(d) Notwithstanding any other provisions of this Mortgage and with respect to any lease in excess of 10,000 square feet, Mortgagor shall not hereafter enter into any Lease without the prior written consent of Collateral Agent, which consent may be granted or withheld in Collateral Agent's sole discretion, and even if Collateral Agent's consent is obtained, only upon the following conditions: [i] each such Lease shall contain a provision that the rights of the parties thereunder are expressly subordinate to all of the rights and title of Collateral Agent under this Mortgage; [ii] each such Lease shall contain a provision whereby the parties thereunder expressly recognize and agree that, notwithstanding such subordination, Collateral Agent may sell the Mortgaged Property in the manner provided herein, and thereby, at the option of Collateral Agent, sell the same subject to such Lease; and [iii] at or prior to the time of execution of any such Lease, Mortgagor shall, as a condition to such execution, procure from the other party or parties thereto an agreement in favor of Collateral Agent, in form and substance satisfactory to Collateral Agent, under which such party or parties agree to be bound by the provisions hereof, regarding the manner in which Collateral Agent may foreclose under this Mortgage. At Collateral Agent's option any Lease may be required to be made superior to Collateral Agent's interest under the Assignment of Rents and Leases.

3.2 No Other Financing or Liens.

Without the prior written consent of Mortgagee, Mortgagor shall not, except in compliance with the Credit Agreement, create or cause or permit to exist any mechanics', materialmen's, laborers or statutory or other lien on, or security interest in, whether voluntary or involuntary, any part of the Mortgaged Property, other than in favor of Mortgagee; provided, however, that Mortgagor may remove said lien by bonding off within thirty (30) days pursuant to Florida statutes.

3.3 Sale of Mortgaged Property, Etc.

Mortgagor shall not sell, assign, give, mortgage, pledge, hypothecate, encumber, lease (except as permitted in subsection 3.1(b) above) or otherwise transfer the Mortgaged Property or any part thereof or interest therein, voluntarily or involuntarily (excluding transfers pursuant to any condemnation proceeding and transfers permitted by the Credit Agreement and the Note Purchase Agreements) without Mortgagee's prior written consent.

3.4 Maintenance of Existence.

(a) Except as otherwise allowed under the Credit Agreement and the Note Purchase Agreements, Mortgagor [i] will not dissolve or liquidate nor merge or consolidate with any other entity nor permit any other entity to merge into it nor amend, supplement or modify its articles of incorporation, bylaws, partnership agreement or other document relating to its formation, structure or governance, as the case may be, without the prior written consent of Mortgagee and [ii] shall do all things necessary to preserve and keep in full force and effect its existence, franchises, rights and privileges under the laws of the state of its formation and its right to own property and transact business in each jurisdiction where any part of the Mortgaged Property is located.

4. INSURANCE, CONDEMNATION AND RESTORATION

4.1 Insurance.

(a) Mortgagor shall maintain comprehensive public liability insurance, all risk property insurance in an amount and with such carriers as prescribed by the Credit Agreement but in no event for less than full replacement costs of all improvements, builder's risk insurance with respect to any construction, renovation or reconstruction, contractual liability insurance for all indemnification obligations of Mortgagor under all Leases. The amounts, coverages and other terms and conditions of the insurance policies shall at all times be satisfactory to Mortgagee and shall satisfy any coinsurance requirements of Mortgagee. Mortgagor shall pay as they become due all premiums for such insurance, shall keep each policy in full force and effect, shall deliver to Mortgagee evidence of the payment of the full premium therefor at least twenty (20) days prior to the expiration date of each policy and shall deliver to Mortgagee original policies of insurance with noncontributory mortgagee clauses in favor of and acceptable to Mortgagee. Mortgagor's liability insurance policy shall specifically name Mortgagee as an additional insured. Each policy shall provide for written notice to Mortgagee at least thirty (30) days prior to any cancellation, nonrenewal or amendment of such insurance.

(b) If the Mortgaged Property is located in an area which has been identified by any governmental agency, authority or body as a flood hazard area or the like, then Mortgagor shall maintain a flood insurance policy covering the Mortgaged Property in an amount not less than the full replacement value of the Mortgaged Property or the maximum limit of coverage available under the federal program, whichever amount is less.

(c) Mortgagor shall promptly comply with and conform to (i) all provisions of each insurance policy and (ii) all requirements of the insurers thereunder applicable to Mortgagor or any of the Mortgaged Property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of any of the Mortgaged Property, even if such compliance necessitates structural changes or improvements or results in interference with the use or enjoyment of any of the Mortgaged Property. Mortgagor shall not use or permit any party to use any of the Mortgaged Property in any manner which would permit the insurer to cancel any insurance policy.

(d) Any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section shall contain a non-contributory mortgagee clause in favor of and acceptable to Mortgagee and a duplicate original policy shall be delivered promptly to Mortgagee, provided, however, that no such concurrent or contributing insurance shall be maintained without the prior written consent of Mortgagee.

(e) If Mortgagor shall not at any time comply with the terms of this Section, irrespective of the passage of any grace period, Mortgagee may, in accordance with the terms of the Collateral Sharing Agreement, cure such non-compliance and may purchase such insurance as it may elect. Mortgagor shall reimburse Mortgagee on demand for any costs incurred by Mortgagee in connection with any such actions, together with interest at the Default Rate. Any such actions by Mortgagee shall not constitute a waiver of any non-compliance of the terms of this Mortgage by Mortgagor.

4.2 Rights of Mortgagee to Proceeds.

In the event of a loss of $1,000,000 or less, Mortgagor shall have the right to adjust, compromise, settle and collect all insurance claims without the consent of Mortgagee. All such proceeds so obtained shall be used to repair, restore or replace the damaged property. In the event of a loss of more than $1,000,000, Mortgagee shall have the right to adjust, collect and compromise all insurance claims, and Mortgagor shall have the right to participate in such claims but not to adjust, collect, compromise or approve any claims under said policies without the prior written consent of Mortgagee, which consent shall not be unreasonably withheld or delayed. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Mortgagee instead of to Mortgagor and Mortgagee jointly if any loss exceeds $1,000,000, and Mortgagor appoints Mortgagee as Mortgagor's attorney-in-fact to endorse any draft therefor. All insurance proceeds for losses in excess of $1,000,000 shall be payable to Mortgagee.

When proceeds are paid to Mortgagee as provided in the preceding paragraph, Mortgagee shall release the proceeds to Mortgagor for reimbursement of the costs of repair, rebuilding, or restoration of the improvements to the Mortgaged Property to as good or better condition as such improvements were in immediately prior to any casualty on account of which such proceeds are paid under such terms and conditions as are set forth in Section 4.4 (the "Restoration"), provided that such proceeds shall be released upon such conditions as Mortgagee shall determine exercising its sole reasonable discretion, and in accordance with the terms of the Collateral Sharing Agreement, and that the following conditions are fulfilled to the satisfaction of Mortgagee, Mortgagee exercising its sole reasonable discretion:

(a) Mortgagee shall have determined that the improvements to the Mortgaged Property can be restored to as good or better condition as such improvements were in immediately prior to the casualty on account of which such proceeds were paid;

(b) Mortgagee shall have determined that such net proceeds, together with any funds paid by Mortgagor into the Restoration Fund, shall be sufficient to complete the Restoration;

(c) No Event of Default under the Term Notes, the Credit Agreement, the Notes, if any, this Mortgage, the Note Purchase Agreements, or any of the Loan Documents, shall have occurred and be continuing;

(d) Such casualty shall have occurred prior to the first day of the last year of the term of the Term Notes;

Proceeds in excess of the amount necessary to complete the Restoration shall be applied to the outstanding indebtedness due under the Term Notes and the Notes, if any, in such order as is required by the Collateral Sharing Agreement.

4.3 Condemnation.

Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the condemnation or taking by eminent domain of any of the Mortgaged Property, shall notify Mortgagee of the pendency of such proceedings. Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, may participate in any such proceedings and Mortgagor shall deliver to Mortgagee all instruments requested by it to permit such participation. Any award or compensation for property taken or for damage to property not taken, whether as a result of such proceedings or in lieu thereof, is hereby assigned to and shall be received and collected directly by Mortgagee, and any award or compensation shall be applied, in accordance with the terms of the Collateral Sharing Agreement, to the Obligations Secured (notwithstanding that any of such Obligations Secured may not then be due and payable) or to the repair and restoration of any of the Mortgaged Property under such terms and conditions as are set forth in Section 4.4 or otherwise as Mortgagee may impose. Mortgagee shall not be deemed to have elected such option until such option is elected specifically in writing. Until so elected, Mortgagee shall not in any circumstances be deemed to have waived its right to make such election.

4.4 Restoration.

(a) All amounts received by Mortgagee pursuant to this Article 4 may either be held in an interest bearing restoration fund ("Restoration Fund") by Mortgagee or, if it refuses to serve, a bank or trust company appointed by Mortgagee which has a combined capital and surplus of not less than $250,000,000 as restoration fund trustee (the "Restoration Fund Trustee") with any additions thereto that may be required by Mortgagee as hereinafter provided. The interest or income, received on all deposits or investments of any monies in the Restoration Fund shall be added to the Restoration Fund. Neither Mortgagee nor the Restoration Fund Trustee shall be liable or accountable for any loss resulting from any such deposit or investment or for any withdrawal, redemption or sale of deposits or investments. Mortgagee and the Restoration Fund Trustee may impose reasonable charges for services performed in managing the Restoration Fund and may deduct such charges therefrom. Restoration shall be performed only in accordance with the following conditions:

(i) prior to commencement of restoration and from time to time during restoration, Mortgagee may require Mortgagor to deposit additional monies into the Restoration Fund in amounts which, in Mortgagee's judgment, are sufficient to defray all costs to be incurred to complete the restoration and all costs associated therewith, including labor, materials, architectural and design fees and expenses and contractor's fees and expenses, and Mortgagee shall have approved a budget and cost breakdown for the restoration, together with a disbursement schedule, in detail satisfactory to Mortgagee;

(ii) prior to commencement of restoration, the contracts, contractors, plans and specifications for the restoration shall have been approved by Mortgagee and all governmental authorities having jurisdiction, and Mortgagee shall be provided with satisfactory title insurance;

(iii) all restoration work shall be done under fixed price contracts, fully bonded;

(iv) at the time of any disbursement, an Event of Default or any event or conditions which with the passage of time or the giving of notice, or both, would constitute an Event of Default shall not have occurred and be continuing, no mechanics' or materialmen's liens shall have been filed and remain undischarged and an endorsement satisfactory to Mortgagee to its title insurance policy shall have been delivered to Mortgagee;

(v) disbursements from the Restoration Fund shall be made from time to time, but not more frequently than once each calendar month, for completed work under the aforesaid contracts (subject to retainage set forth in subparagraph (vii) below) and for other costs associated therewith and approved by Mortgagee upon receipt of evidence satisfactory to Mortgagee of the stage of completion and of performance of the work in a good and workmanlike manner in accordance with the contracts, plans and specifications as approved by Mortgagee;

(vi) Mortgagor will pay the cost of Mortgagee's inspecting architect or engineer and the cost of any reasonable attorney's fees and disbursements incurred by Mortgagee in connection with such restoration;

(vii) Mortgagee shall have the option to retain up to ten percent (10%) of the cost of all work until the restoration is fully completed, as determined by Mortgagee, and all occupancy permits therefor have been issued;

(viii) Mortgagee may impose such other reasonable conditions, including a restoration schedule, as are customarily imposed by construction Mortgagees to assure complete and lien-free restoration; and

(ix) any sum remaining in the Restoration Fund upon completion of restoration shall, at Mortgagee's option, be applied to any part of the Obligations Secured and in any order (notwithstanding that any of such Obligations Secured may not then be due and payable) or be paid to Mortgagor.

(b) If within a reasonable period of time (subject to force majeure matters) after the occurrence of any loss or damage to the Mortgaged Property Mortgagor shall not have submitted to Mortgagee and received Mortgagee's approval of plans and specifications for the repair, restoration or rebuilding of such loss or damage or shall not have obtained approval of such plans and specifications from all governmental authorities whose approval is required or if, after such plans and specifications are approved by Mortgagee and by all such governmental authorities, Mortgagor shall fail to commence promptly such repair, restoration or rebuilding or if thereafter Mortgagor fails to carry out diligently such repair, restoration or rebuilding or is delinquent in the payment to mechanics, materialmen or others of the costs incurred in connection with such work unless such delinquency is due to Mortgagee's failure to disburse proceeds of insurance for such payment or if any other condition of this Section 4 is not satisfied within a reasonable period of time after the occurrence of any such loss or damage, then Mortgagee, in addition to all other rights herein set forth, and after giving Mortgagor thirty (30) days written notice of the nonfulfillment of one or more of the foregoing conditions, may, failing Mortgagor's fulfillment of said conditions within said thirty

(30)-day period, at Mortgagee's option, perform or cause to be performed such repair, restoration or rebuilding and may take such other steps as Mortgagee may elect to carry out such repair, restoration or rebuilding and may enter upon the Mortgaged Property for any of the foregoing purposes, and Mortgagor hereby waives, for itself and all others holding under it, any claim against Mortgagee and any receiver and their respective agents (other than a claim based upon the alleged gross negligence or intentional misconduct of Mortgagee or any such receiver or agent) arising out of anything done by them or any of them pursuant to this paragraph and Mortgagee may, in its discretion, apply any insurance or condemnation proceeds held by it to reimburse itself and/or such receiver for all amounts expended or incurred by it in connection with the performance of such work, including attorneys' fees, and any excess costs shall be paid by Mortgagor to Mortgagee, and Mortgagor's obligation to pay such excess costs shall be secured by the lien of this Mortgage and shall bear interest at the Default Rate until paid.

(c) Mortgagor waives any and all right to claim or recover against Mortgagee, its officers, employees, agents and representatives for loss of or damage to Mortgagor, the Mortgaged Property, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

5. DEFAULT

5.1 Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) a failure to pay any Obligations Secured when due in accordance with the terms of the Credit Agreement or Note Purchase Agreements;

(b) Mortgagor shall fail to perform or observe any of the obligations in Article 2, 3 or 4 of this Mortgage when required or within any grace or cure period provided therein or in the Credit Agreement or Note Purchase Agreements;

(c) a failure by Mortgagor to duly perform and observe any other provision in this Mortgage, and such failure shall continue for a period of thirty (30) days after notice from Mortgagee;

(d) a "Default" or an "Event of Default" (as such quoted term is defined in the Credit Agreement or Note Purchase Agreements, respectively);

(e) subject to Mortgagor's right under subsection 2.3(c), any attachment proceeding shall be commenced against Mortgagee or any obligor or guarantor of any of the Obligations Secured for the collection of any indebtedness or liability;

(f) foreclosure proceedings shall be instituted against the Mortgaged Property upon any other lien or claim whether alleged to be superior or junior to the lien of this Mortgage;

(g) the Improvements shall be substantially damaged or destroyed by an uninsured casualty;

(h) Mortgagor shall fail to deliver any certification or other document or instrument requested by Mortgagee pursuant to the Loan Documents within ten (10) Business Days after receipt of request or such other time frame permitted by the Credit Agreement or Note Purchase Agreements; or

(i) Mortgagor shall fail to comply with any duty or obligation imposed pursuant to Article 7 hereof, or any warranty or representation contained therein shall be materially incorrect or materially misleading.

5.2 Demand Obligation.

Nothing in this Mortgage or any of the other Loan Documents shall be construed to limit the applicability of any term of the Loan Documents providing for the payment of any Obligations Secured on demand.

6. REMEDIES

6.1 Rights and Remedies of Mortgagee.

If an Event of Default occurs, Mortgagee may, acting in accordance with the terms of the Collateral Sharing Agreement, without demand, notice or delay, do one or more of the following:

(a) Mortgagee may (i) institute and maintain an action of mortgage foreclosure against the Mortgaged Property and the interests of Mortgagor therein, (ii) institute and maintain an action on any instruments evidencing the Obligations Secured or any portion thereof, (iii) enforce any security interest granted in any personal property or fixtures herein, and (iv) take such other action at law or in equity for the enforcement of any of the Loan Documents as the law may allow, and in each such action Mortgagee shall be entitled to all costs of suit and attorneys' fees.

(b) Mortgagee may, in its sole and absolute discretion, and without releasing Mortgagor or any other obligor or guarantor from any obligation under any of the Loan Documents and without waiving any Event of Default: (i) collect any or all of the Rents, including any Rents past due and unpaid, (ii) perform any obligation or exercise any right or remedy of Mortgagor under any Lease, or (iii) enforce any obligation of any tenant of any of the Mortgaged Property. Mortgagee may exercise any right under this subsection (c) whether or not Mortgagee shall have entered into possession of any of the Mortgaged Property, and nothing herein contained shall be construed as constituting Mortgagee a "mortgagee in possession", unless Mortgagee shall have entered into and shall continue to be in actual possession of the Mortgaged Property. Mortgagor hereby authorizes and directs each and every present and future tenant of any of the Mortgaged Property, after the occurrence of an Event of Default, to pay all Rents directly to Mortgagee and to perform all other obligations of that tenant for the direct benefit of Mortgagee, as if Mortgagee were the landlord under the Lease with that tenant, immediately upon receipt of a demand by Mortgagee to make such payment or perform such obligations. Mortgagor hereby waives any right, claim or demand it may now or hereafter have against any such tenant by reason of such payment of Rents or performance of obligations to Mortgagee, and any such payment or performance to Mortgagee shall discharge the obligations of the tenant to make such payment or performance to Mortgagor. Mortgagor shall indemnify Mortgagee and hold Mortgagee harmless from and against any and all claims, liability, damage, cost and expense (including attorneys' fees) which may be asserted against or incurred by Mortgagee by reason of any obligations of Mortgagor to perform any provision of any Lease. Mortgagee may apply the Rents received by Mortgagee to the payment of any one or more of the following, in such order and amounts as Mortgagee, in its sole discretion, may elect, whether or not the same be then due: the Obligations Secured, liens on any of the Mortgaged Property, Impositions, claims, insurance premiums, other carrying charges, invoices of persons who at any time have supplied goods or services to or for the benefit of any of the Mortgaged Property, and all other costs and expenses of maintenance, repair, restoration, management, operation, ownership, use, leasing, occupancy, protection, security, insurance, alteration or improvement of any of the Mortgaged Property, costs of enforcing Mortgagee's rights under the Loan Documents, including any foreclosure sale hereunder, and including all attorneys' fees and costs. Mortgagee may, in its sole discretion, determine the method by which, and extent to which, the Rents will be collected and obligations of tenants enforced; and Mortgagee may waive or fail to perform or enforce any provision of any Lease. Mortgagee shall not be accountable for any Rents or other sums it does not actually receive. Mortgagor hereby appoints Mortgagee as its attorney-in-fact effective upon an Event of Default to perform all acts which Mortgagor is required or permitted to perform under any and all Leases.

(c) Mortgagee may, without releasing Mortgagor or any obligor or guarantor of any of the Obligations Secured from any obligation under any of the Loan Documents and without waiving any Event of Default, enter upon and take possession of the Mortgaged Property or any portion thereof, with or without legal action and by force if necessary, or have a receiver appointed without proof of depreciation or inadequacy of the value of the Mortgaged Property, the insolvency of Mortgagor, or any other proof. Mortgagee or said receiver may manage and operate the Mortgaged Property, make, cancel, enforce or modify the Leases or any of them, obtain and evict tenants, establish or change the amount of any Rents, and perform any acts and advance any sums which Mortgagee deems proper to protect the security of this Mortgage, all such sums to be payable on demand, together with interest thereon at the Default Rate, from the date of such demand, and such sums and interest to be secured by this Mortgage.

(d) Mortgagee may take possession of the Equipment and Other Property, or any portion thereof, and may use and deal with the same to the same extent as Mortgagor is entitled to do so and may sell the same pursuant to law and exercise such other rights and remedies with respect to the same as may be provided by law, and file such continuation statements which it deems desirable.

6.2 <u>Sale in Parcels or Units</u>.

In case any sale under this Mortgage occurs by virtue of judicial proceedings, the Mortgaged Property may be sold in one parcel or unit and as an entity, or in such parcels or units, and in such manner or order, as Mortgagee in its sole discretion may elect.

6.3 Remedies Cumulative.

All remedies contained in this Mortgage are cumulative and Mortgagee also has all other remedies provided by law or in equity or in any of the other Loan Documents. No delay or failure by Mortgagee to exercise any right or remedy under this Mortgage will be construed to be a waiver of that right or remedy or a waiver of any Event of Default. Mortgagee may exercise any one or more of its rights and remedies without regard to the adequacy of its security. One or more of the other Loan Documents may contain provisions pursuant to which all or a part of the Obligations Secured shall become immediately and automatically due and payable upon the occurrence of certain events described therein. Nothing in this Mortgage shall be construed as limiting the effectiveness of such provisions, and in the event of any inconsistency with the terms of this Mortgage, those provisions more advantageous to Mortgagee shall govern. Mortgagor acknowledges that it has no right of reinstatement after any acceleration of the indebtedness secured herein.

6.4 No Merger.

(a) If Mortgagee or any other person or entity owning or holding this Mortgage shall acquire or shall become vested with the fee title to the Mortgaged Property or any other estate or interest in the Mortgaged Property, such estates shall not merge as a result of such acquisition and shall remain separate and distinct from all other estates and interests in the Mortgaged Property for all purposes after such acquisition. The lien and security interest created hereby shall not be destroyed or terminated by the application of the doctrine of merger and, in such event, Mortgagee and such other person or entity shall continue to have and enjoy all of the rights and privileges of Mortgagee hereunder as to each separate estate unless and until Mortgagee and such other person or entity shall affirmatively elect in writing to merge such estates.

(b) Upon the foreclosure of the lien created hereby on the Mortgaged Property, as herein provided, any Leases then existing shall not be destroyed or terminated by application of the doctrine of merger or by operation of law or as a result of such foreclosure unless Mortgagee or any purchaser at a foreclosure sale shall so elect by written notice to the lessee in question.

6.5 Obligations Survive Judgment.

(a) All of the obligations of Mortgagor shall survive the entry of any judgment for foreclosure of this Mortgage and shall also survive the entry of any judgment on any of the other Loan Documents or with respect to any of the Obligations Secured. Without limiting the generality of the foregoing, despite the entry of any such judgment, (i) Mortgagor shall continue to be bound by all of Mortgagor's covenants and promises contained in this Mortgage and in the other Loan Documents, (ii) this Mortgage shall continue to secure all of Mortgagor's obligations under such promises and covenants, and (iii) any sums advanced by Mortgagee or other parties pursuant to the provisions of the Term Notes, Notes, if any, or this Mortgage or any of the other Loan Documents (including but not limited to any payments by Mortgagee of Impositions, expenses of maintenance, repair or preservation of the Mortgaged Property, costs of insurance incurred by Mortgagor pursuant to subsection 4.1(e) hereof and any other expenses and advances of Mortgagor whatsoever, the reimbursement of which by Mortgagor is provided for herein or in any of the other Loan

Documents), whether such sums are advanced before or after the entry of any such judgment, shall be secured by this Mortgage and be deemed to be Obligations Secured as defined herein.

(b) It is the intention of Mortgagor and Mortgagee that none of Mortgagor's obligations under this Mortgage or under any of the other Loan Documents shall merge into or be extinguished by any judgment referred to in the above subsection (a), but that all of such obligations shall continue in full force and effect notwithstanding the entry of any such judgment, and that all of such obligations shall continue to be secured by this Mortgage.

(c) Notwithstanding the entry of any judgment referred to in the above subsection (a), interest shall continue to accrue after the entry of any such judgment on all of the Obligations Secured at the rate or rates provided for in the Loan Documents (including any applicable default rate or post maturity rate) despite any statutory provision with respect to interest rates on judgments and all such interest shall continue to be secured by the Mortgage.

7. ENVIRONMENTAL MATTERS

7.1 Environmental Warranty and Indemnification.

(a) Mortgagor represents and warrants that no Hazardous Materials (as defined in the Indemnity Agreement) exist on, under or about the Mortgaged Property or, to the best of Mortgagor's knowledge have been transported to or from the Mortgaged Property or used, generated, manufactured, stored or disposed of on, under or about the Mortgaged Property, and the Mortgaged Property is not in violation of any Hazardous Materials Laws (as defined in the Indemnity Agreement) except where the existence, transportation, use, generation, manufacture, storage, or disposal of such Hazardous Materials or the violation of such Hazardous Materials laws would not have a Material Adverse Effect.

(b) Mortgagor shall, at its sole cost and expense, prevent the imposition of any lien against the Mortgaged Property for the cleanup of any Hazardous Material, and shall comply and cause [i] all tenants under any lease or occupancy agreement affecting any portion of the Mortgaged Property, and [ii] any other person or entity on or occupying the Mortgaged Property, to comply with all Environmental Laws, state and local laws, regulations, rules, ordinances and policies concerning the environment, health and safety. Without limiting the generality of the foregoing, Mortgagor covenants and agrees that the Mortgaged Property will not contain any Hazardous Materials, except where the existence of such Hazardous Materials on the Mortgaged Property or the violation of such Hazardous Materials Laws would not have a Material Adverse Effect. Mortgagor hereby grants to Mortgagee, its agents, employees, consultants and contractors an irrevocable license to enter upon the Mortgaged Property and to perform such tests on the Mortgaged Property as are necessary in Mortgagee's sole discretion to conduct an investigation and/or review.

(c) Mortgagor shall promptly take any and all necessary remedial action in response to the presence, storage, use, disposal, transportation or discharge of any Hazardous Materials on, under or about the Mortgaged Property; provided, however that Mortgagor shall not, without Mortgagee's prior written consent, take any remedial action in response to the presence, generation, use, handling, production, disposal, discharge or storage of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any claims, proceedings, lawsuits or actions, completed or threatened pursuant to any Hazardous Materials laws or in connection with any third party, if such remedial action, settlement, consent or compromise might, in Mortgagee's sole determination, impair the value of security for the Obligations Secured; Mortgagee's prior consent shall not, however, be necessary in the event that the presence, generation, use, handling, production, disposal, discharge or storage of Hazardous Materials on, under, or about the Mortgaged Property either [i] poses an immediate threat to the health, safety or welfare of any individual, or [ii] is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent prior to undertaking such action. In the event Mortgagor undertakes any remedial action with respect to any Hazardous Materials on, under or about the Mortgaged Property, Mortgagor shall immediately notify Mortgagee of any such remedial action, and shall conduct and complete such remedial action (A) in compliance with all applicable Environmental Laws, (B) to the satisfaction of Mortgagee, and (C) in accordance with the orders and directives of all federal, state and local governmental authorities.

(d) Mortgagor shall protect, defend, indemnify and hold Mortgagee, its parent corporation, subsidiaries and affiliates, and each of their directors, officers, employees and agents, and any successors to Mortgagee's interest in the Mortgaged Property, Lenders, the Term Note Purchasers and any other person or entity who acquires any portion of the Mortgaged Property at a foreclosure sale, by the receipt of a deed in lieu of foreclosure, or otherwise through the exercise of Mortgagee's rights and remedies under the Loan Documents, and any successors to any such other person or entity, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless in accordance with the terms of the Indemnity Agreement.

(e) In the event that Mortgagor shall fail to timely comply with the provisions of this Section 7.1, Mortgagee may, but shall not be obligated to, acting at all times in accordance with the terms of the Collateral Sharing Agreement, either [i] declare that an event of default shall have occurred, and/or [ii] in addition to any rights granted to Mortgagee hereunder, do or cause to be done whatever is necessary to cause the Mortgaged Property to comply with the applicable Environmental Laws, and the cost thereof shall be additional indebtedness secured by the Mortgage and shall become immediately due and payable without notice and with interest thereon at the default rate specified in the Credit Agreement. Mortgagor shall give Mortgagee and its agents and employees access to the Mortgaged Property for the purpose of effecting such compliance and hereby specifically grants to Mortgagee an irrevocable license, effective (x) immediately if, in the opinion of Mortgagee, irreparable harm to the environment, the Mortgaged Property, or persons or material amounts of property is imminent, or (y) otherwise, upon expiration of the applicable cure period, to do whatever necessary to cause the Mortgaged Property to so comply, including, without limitation, to enter the Mortgaged Property and remove therefrom any Hazardous Materials. Mortgagor shall pay or reimburse Mortgagee for any and all Expenses (as such term is defined in the Indemnity Agreement) that Mortgagee may incur in accordance with the terms of the Indemnity Agreement.

8. ADDITIONAL RIGHTS AND OBLIGATIONS

8.1 Installments for Insurance, Taxes and Other Charges.

Without limiting the effect of any other provision of this Mortgage, upon and during continuance of an Event of Default (after any requirement for notice and any opportunity to cure) Mortgagor shall, if requested by Mortgagee, pay to Mortgagee monthly an amount equal to one-twelfth (1/12) of the annual premiums for the insurance policies referred to hereinabove and the annual Impositions and any other item which at any time may be or become a lien upon the Mortgaged Property (the "Escrow Charges"); and on demand from time to time Mortgagor shall pay to Mortgagee any additional sums necessary to pay when due all Escrow Charges. The amounts so paid shall be security for the Obligations Secured and shall be used in payment of the Escrow Charges so long as no Event of Default shall have occurred. No amount so paid to Mortgagee shall be deemed to be trust funds but may be commingled with general funds of Mortgagee, nor shall any sums paid bear interest. Upon the occurrence of an Event of Default, Mortgagee shall disburse to the Lenders and the Term Note Purchasers any amount so held in such order as the Collateral Sharing Agreement shall prescribe, and Mortgagor hereby grants to Mortgagee a lien upon and security interest in such amounts for such purpose. At Mortgagee's option, Mortgagee from time to time may waive, and after any such waiver may reinstate, the provisions of this Section 8.1. In the event the interest of Mortgagor in the Mortgaged Property is sold or otherwise transferred, voluntarily or involuntarily, then all of the interest of Mortgagor in and to the sums held by Mortgagee shall vest in the successor to the interest of Mortgagor in the Mortgaged Property, subject, nevertheless, to the rights of Mortgagee hereunder.

8.2 Mortgagee's Right to Protect Security.

Mortgagee, acting in accordance with the terms of the Collateral Sharing Agreement, is hereby authorized to do any one or more of the following, irrespective of whether an Event of Default has occurred: (a) appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Mortgagee hereunder; (b) take such action as Mortgagee may determine to pay, perform or comply with any Impositions or Legal Requirements, to cure any Events of Default and to protect its security in the Mortgaged Property, including the recordation or filing of financing statements and other documents to further assure the enforceability or priority of Mortgagee's liens and security interests, advance sums on behalf of Mortgagor to pay, perform or comply with any Imposition, Legal Requirement, prohibited lien, claims, costs and expenses in connection with the Mortgaged Property, including payment for utilities, fuel or any other necessary maintenance expenses, fees, insurance and repairs; and for the purpose of exercising any such powers and all other rights and powers granted by this Mortgage to Mortgagee, Mortgagee is hereby appointed attorney-in-fact for Mortgagor. All sums paid by or otherwise owing to Mortgagee under this Section shall be paid by Mortgagor to Mortgagee on demand, and until paid such sums shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.3 Mortgagee's Costs and Expenses.

In the event of an Event of Default or the exercise by Mortgagee of any of its rights hereunder, or if Mortgagee shall become a party, either as plaintiff or defendant or otherwise, to any suit or legal proceeding affecting any of the Mortgaged Property or the Obligations Secured, or if review and approval of any document, or any other matter related to any of the Obligations Secured, is required by, or requested of, Mortgagee, Mortgagor shall pay to Mortgagee on demand its costs, expenses and attorneys' fees incurred in connection therewith. If such amounts are not paid, they shall be added to the principal secured hereby, shall be included as part of the Obligations Secured and shall bear interest at the Default Rate from the date of demand.

8.4 Security Agreement Under Uniform Commercial Code.

This Mortgage is a Security Agreement as defined in the Uniform Commercial Code. Notwithstanding the filing of a financing statement covering any of the Mortgaged Property in the records normally pertaining to personal property, at Mortgagee's option all of the Mortgaged Property, for all purposes and in all proceedings, legal or equitable, shall be regarded (to the extent permitted by law) as part of the Realty, whether or not any such item is physically attached to the Realty or Improvements. The mention in any such financing statement of any of the Mortgaged Property shall not be construed as in any way altering any of the rights of Mortgagee or adversely affecting the priority of the lien granted hereby or by any other Loan Document, but such mention in the financing statement is hereby declared to be for the protection of Mortgagee in the event any court shall at any time hold that notice of Mortgagee's priority of interest, to be effective against any third party, must be filed in the Uniform Commercial Code records. This Mortgage covers fixtures and constitutes a fixture filing under the Uniform Commercial Code. The Mortgagor's Organizational Identification Number is 318665.

8.5 Assignment of Loan Documents; Estoppel Certificates.

Mortgagor agrees that nothing herein shall be deemed to prohibit the assignment or negotiation, with or without recourse, of any of the Loan Documents or any interest of Mortgagee therein, or the assignment of this Mortgage in compliance with the terms of the Credit Agreement and the Note Purchase Agreements. Mortgagor further agrees that, if requested by Mortgagee, Mortgagor and the City shall certify to any permitted assignee of this Mortgage, to Mortgagee, and to such other persons as Mortgagee may request from time to time that this Mortgage is in full force and effect, the amount or amounts of the Obligations Secured, the terms of the Loan Documents, whether any offsets, claims, counterclaims or defenses exist with respect to the payment of the Obligations Secured or the performance of the Loan Documents and such other matters as Mortgagee or any assignee may reasonably require.

8.6 Waivers by Mortgagor.

Mortgagor, to the extent permitted by law, hereby waives all errors and imperfections in any proceedings instituted by Mortgagee under any of the Loan Documents and all benefit of any present or future statute of limitation or repose, or moratorium law, or any other present or future law, regulation or judicial decision which (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy or sale under execution, (b) provides for any stay of execution, marshaling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property, or (c) conflicts with any provision of any of the Loan Documents.

8.7 Payment of Fees.

The Mortgagor will pay all filing, registration and recording fees, and all expenses incident to the preparation, execution, acknowledgment, filing and recording of this Mortgage, any financing statements, releases, continuation statements, and any instruments of further assurance and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Mortgage and the other Loan Documents.

8.8 Further Assurances.

Mortgagor agrees to execute such further assurances, documents and instruments as may be desirable by Mortgagee for the purposes of further evidencing, carrying out and/or confirming this Mortgage and for all other purposes intended by this Mortgage.

8.9 Subordination to Leases.

At the option of Mortgagee, this Mortgage shall become subject and subordinate, in whole or in part (but not with respect to the priority of entitlement to insurance proceeds or any award in condemnation or with respect to any option to purchase), to any and all Leases, upon the execution by Mortgagee and recording thereof, at any time hereafter, in the office of the Recorder of Deeds in and for the county wherein the Realty is situate, of a unilateral declaration to that effect.

8.10 Subrogation.

If the proceeds of any loan or other credit extended by Mortgagee, the repayment of which is hereby secured, is used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any prior lien or encumbrance upon the Mortgaged Property or any part thereof, then Mortgagee shall be subrogated to any additional security held by the holder of such lien or encumbrance.

8.11 Guaranty Obligations.

If this Mortgage secures an obligation of guaranty or suretyship or if this Mortgage is securing the obligation of another person or entity, then Mortgagor further agrees that:

(a) Mortgagee, the Lenders or the Term Note Purchasers may do any of the following without notice to Mortgagor or to any other party obligated to Mortgagee with respect to any of the Obligations Secured, and without adversely affecting the validity or enforceability of this Mortgage or any of the Obligations Secured: (i) release, surrender, exchange, compromise or settle the Obligations Secured or any part thereof; (ii) change, renew or waive the terms of the Obligations

Secured, or any part thereof; (iii) change, renew or waive the terms of any Loan Document or any other note, instrument or agreement relating to the Obligations Secured, such rights in Mortgagee, the Lenders or the Term Note Purchasers to include without limitation the right to change the rate of interest charged with respect to the Obligations Secured or any part thereof (in which event the obligations of Mortgagor shall be deemed also to include all interest at such changed rate); (iv) grant any extension or indulgence with respect to the payment or performance of the Obligations Secured or any part thereof; (v) enter into any agreement of forbearance with respect to the Obligations Secured, or any part thereof; (vi) release, surrender, exchange or compromise any security held by Mortgagee for any of the Obligations Secured; (vii) release any other person who is a guarantor or surety or other obligor of, or who has agreed to purchase, the Obligations Secured or any part thereof; and (viii) release, surrender, exchange or compromise any security or lien held by Mortgagee for the Obligations Secured or any part thereof. Mortgagor agrees that Mortgagee, the Lenders or the Term Note Purchasers may do any of the above as Mortgagee, the Lenders or the Term Note Purchasers deems necessary or advisable, in Mortgagee's, the Lenders or the Term Note Purchasers sole discretion, without giving any notice to Mortgagor, and that Mortgagor will remain liable for full payment and performance of the Obligations Secured.

(b) Mortgagor waives and agrees not to enforce any of the rights of Mortgagee, the Lenders or the Term Note Purchasers against any guarantor or other obligor of any of the Obligations Secured, or obligor of any obligations which the Collateral Documents secure, unless and until all Obligations Secured shall have been paid in full to Mortgagee, the Lenders or the Term Note Purchasers including, but not limited to: (i) any right of Mortgagor to be subrogated in whole or in part to any right or claim with respect to any of the Obligations Secured or any portion thereof; and (ii) any right of Mortgagor to require the marshaling of assets which might otherwise arise from partial payment or performance by Mortgagor to Mortgagee on account of the Obligations Secured or any portion thereof.

(c) Mortgagor's maximum aggregate liability under the Guaranty is Three Hundred Sixty Million Dollars ($360,000,000), and the termination date of the Guaranty is March 31, 2008.

8.12 Restatement of Representations and Warranties.

Each representation or warranty made by Mortgagor in this Mortgage or in any other Loan Document or certificate related thereto shall be deemed to be restated as of the date of each advance made or credit extended by Mortgagee, the Lenders or the Term Note Purchasers constituting Obligations Secured.

8.13 Acceleration.

In order to accelerate the maturity of the indebtedness hereby secured because of the failure of Mortgagor to pay any tax assessment, liability, obligation or encumbrance upon the Mortgaged Property as herein provided, it shall not be necessary that Mortgagee shall first pay the same.

9. MISCELLANEOUS MATTERS

9.1 Notices.

Except as otherwise provided in this Mortgage, all notices hereunder shall be given in accordance with the notice requirements provided under the Collateral Sharing Agreement, which requirements are hereby incorporated by this reference.

9.2 Governing Law.

This Mortgage shall be interpreted in accordance with the law of the jurisdiction in which the Realty is located, without regard to principles of conflicts of law.

9.3 Status of Parties.

It is understood and agreed that the relationship of the parties is that of Mortgagor and Mortgagee and that nothing herein shall be construed to constitute a partnership, joint venture or co-tenancy between Mortgagor and Mortgagee.

9.4 Severability.

In the event any one or more of the provisions contained in this Mortgage shall for any reason be held to be inapplicable, invalid, illegal, or unenforceable in any respect, such inapplicability, invalidity, illegality or unenforceability shall not affect any other provision of this Mortgage, but this Mortgage shall be construed as if such inapplicable, invalid, illegal or unenforceable provision had never been contained herein.

9.5 Successors and Assigns.

All of the grants, covenants, terms, provisions and conditions herein shall run with the land and shall apply to, bind and inure to the benefit of the successors and assigns of Mortgagor and Mortgagee.

9.6 Time of Essence.

Time is of the essence as to all of Mortgagor's obligations hereunder and under the other Loan Documents and under any and all other documents relating in any manner to any of the Obligations Secured.

9.7 Section Headings.

The section headings in this Mortgage are used only for convenience in finding the subject matters and are not part of this Mortgage or to be used in determining the intent of the parties or otherwise interpreting this Mortgage.

9.8 Performance by Mortgagee.

Any act which Mortgagee is permitted to perform under the Loan Documents may be performed at any time and from time to time by Mortgagee or any person or entity designated by Mortgagee.

9.9 Attorney-in-Fact.

Each appointment of Mortgagee as attorney-in-fact for Mortgagor in this Mortgage is irrevocable and coupled with an interest.

9.10 Refusal of Consent.

Except as otherwise specified herein, Mortgagee has the right to refuse to grant its consent whenever such consent is required under this Mortgage.

9.11 Joint and Several Obligations.

If there is more than one party identified in this Mortgage as "Mortgagor", then each such party so identified shall be liable, jointly and severally, for all obligations of Mortgagor hereunder, and all references to "Mortgagor" herein shall refer to each such party individually and to all, or any two or more, of such parties collectively.

9.12 No Oral Modification.

This Mortgage may be modified, amended, discharged or waived only by an agreement in writing, signed by all of the parties hereto.

9.13 Limit on Interest.

If from any circumstances whatsoever, fulfillment of any provision of this Mortgage, the Note if any, the Note Purchase Agreements, the Credit Agreement or any other of the Loan Documents, at the time performance of such provision shall be due shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Lenders, Term Note Purchasers and Collateral Agent may, at its option [i] declare the entire Obligations Secured secured hereby, including interest, if any and all other sums owing, immediately due and payable, [ii] reduce the obligations to be fulfilled to such limit on interest, or [iii] apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Revolving Loan or Term Notes, and not to the payment of interest, with the same force and effect as though Borrower had specifically designated such sums to be so applied to principal and Collateral Agent had agreed to accept such extra payment(s) as a premium-free prepayment, so that in no event shall any exaction be possible under the Term Notes, Revolving Loan or Mortgage, that is in excess of the applicable limit on interest. It is the intention of Borrower and Collateral Agent, Lenders and Term Note Purchasers not to create any obligation in excess of the amount allowable by applicable law. The provisions of this paragraph shall control every other provision of this Mortgage, and any provision of the Loan Documents in conflict with this Paragraph 9.13.

9.14 Defeasance.

If Mortgagor pays to Mortgagee, the Lenders and the Term Note Purchasers in full the Obligations Secured, then this Mortgage shall become void.

9.15 Future Advances.

It is agreed that any additional sum or sums advanced by Mortgagee to or for the benefit of Mortgagor or Borrower, whether such advances are obligatory or are made at the option of Mortgagee, or otherwise, at any time within twenty (20) years from the date of this Mortgage, with interest thereon at the rate agreed upon at the time of each additional loan or advance, shall be equally secured with and have the same priority as the original indebtedness and be subject to all of the terms and provisions of this Mortgage, whether or not such additional loan or advance is evidenced by a promissory note, guaranty or other document executed by Mortgagor or Borrower and whether or not identified by a recital that it is secured by this Mortgage; provided that the aggregate amount of principal indebtedness outstanding and so secured at any one time shall not exceed the sum of Three Hundred and Sixty Million Dollars ($360,000,000), plus interest and disbursements made for the payment of taxes, levies or insurance on the Mortgaged Property with interest on such disbursements. It is understood and agreed that this future advance provision shall not be construed to obligate Mortgagee to make any such additional loans or advances. It is further agreed that any additional note or notes, guaranties or other documents executed and delivered under this future advance provision shall be included in the words "Notes" or "Obligations Secured" wherever either term appears in the context of this Mortgage. Mortgagor, for itself and its successors in title and its successors and permitted assigns, hereby expressly waives and relinquishes any rights granted under Section 697.04 of the Florida Statutes, or otherwise, to limit the amount of indebtedness that may be secured by this Mortgage at any time during the term of this Mortgage. Mortgagor further covenants not to file for record any notice limiting the maximum principal amount that may be secured by this Mortgage and agrees that any such notice, if filed, shall be null and void; and except as hereinafter provided, of no effect. In the event that, notwithstanding the foregoing covenant, Mortgagor or its successor in title files for record any notice limiting the maximum principal amount that may be secured by this Mortgage in violation of the foregoing covenant, the entire unpaid amount of the Obligations Secured shall, at the option of Mortgagee, become immediately due and payable.

9.16 WAIVER OF JURY TRIAL.

MORTGAGOR WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS MORTGAGE OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS RELATED TO ANY OF THE LOAN DOCUMENTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY MORTGAGOR AND MORTGAGOR ACKNOWLEDGES THAT NEITHER MORTGAGEE NOR ANY PERSON

ACTING ON BEHALF OF MORTGAGEE HAS OR HAVE MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. MORTGAGOR AGREES THAT THE OBLIGATION EVIDENCED BY THIS MORTGAGE IS AN EXEMPTED TRANSACTION UNDER THE TRUTH-IN-LENDING ACT, 15 U.S.C. SECTION 1601, ET SEQ. MORTGAGOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER PROVISION AND AS EVIDENCE OF THIS FACT SIGNS ITS INITIALS.

IN WITNESS WHEREOF, Mortgagor has caused this Mortgage to be duly executed the day and year first above written.

CALDER RACE COURSE, INC.,
a Florida corporation

Karen L Kutz
Witness
Karen L Kutz
Printed Name

By: Rebecca C. Reed

Title: Secretary

Deborah Brewer
Witness
Deborah BREWER
Printed Name

STATE OF ~~FLORIDA~~ Kentucky)
)SS
COUNTY OF Jefferson)

The foregoing instrument was acknowledged before me this 2nd day of April, 2003, by Rebecca C. Reed, as Secretary of Calder Race Course, Inc., a Florida corporation, on behalf of the corporation. He/she is personally known to me or has produced ______________ and did (did not) take an oath.

Susan Hall
Notary Public, State of Kentucky

Printed Name: Susan Hall

My commission expires: January 2, 2007.

0000LU2.0514036
LOULibrary/2388336
4/2/03

EXHIBIT A

Legal Description

The North 3/4 of the NW 1/4, less the West 30 feet thereof; the N ½ of the NE 1/4; and the N ½ of the SE 1/4 of the NE 1/4, all of Section 34, Township 51 South, Range 41 East, Miami-Dade County, Florida;

AND

All that portion of the S ½ of the SE 1/4 of the NE 1/4 of said Section 34 described as follows:

Begin at the Northeast corner of said S ½ of the SE 1/4 of the NE 1/4 of said Section 34; thence run South 51 feet along the East line thereof; thence run West 1323.64 feet, more or less to an intersection with the West line of said S ½ of the SE 1/4 of the NE 1/4 at a point 76 feet South of the Northwest corner thereof, as measured along said West line; thence run North 76 feet along said West line, to the Northwest corner of said S ½ of the SE 1/4 of the NE 1/4; thence run East 1323.33 feet, more or less, along the North line of said S ½ of the SE 1/4 of the NE 1/4, to the Point of Beginning;

AND

All that portion of the N ½ of the SW 1/4 of the NE 1/4 of said Section 34 described as follows:

Begin at the Northeast corner of said N ½ of the SW 1/4 of the NE 1/4; thence run South 91 feet along the East line thereof; thence run West 1322.75 feet, to an intersection with the West line of said N ½ of the SW 1/4 of the NE 1/4, at a point 115 feet South of the Northwest corner thereof, as measured along said West line; thence run North 115 feet along said West line to the Northwest corner of said N ½ of the SW 1/4 of the NE 1/4; thence run East 1322.44 feet along the North line of said N ½ of the SW 1/4 of the NE 1/4 of said Section 34 to the Point of Beginning;

AND

All that portion of the S ½ of the S ½ of the NW 1/4 of said Section 34 described as follows:

Begin at the Northeast corner of said S ½ of the S ½ of the NW 1/4; thence run South 97.0 feet along the East line thereof; thence run West 2596.46 feet to an intersection with a line 43 feet East of, as measured at right angles, and parallel to the West line of said NW 1/4, at a point 137 feet South of the North line of said S ½ of the S ½ of the NW 1/4, as measured along said parallel line; thence run North 137 feet along said parallel line, to an intersection with said North line of the S ½ of the S ½ of the NW 1/4; thence run East 2596.03 feet along said North line to the Point of Beginning;

AND

All that portion of the NW 1/4 of Section 35, Township 51 South, Range 41 East, Miami-Dade County, Florida, lying West of a line 5 feet West of and parallel to the Westerly right-of-way line of the Sunshine State Parkway (Florida's Turnpike), less the South 50 feet thereof all as described in Clerk's File No. 74R-111031 as recorded in the Public Records of Miami-Dade County, Florida;

AND

The West 20 feet of the South 50 feet of the NW 1/4 of said Section 35;

AND

The West 70 feet of the SW 1/4 of said Section 35 lying North of the Snake Creek Canal right-of-way, less the East 50 feet thereof;

LESS

County Line Road right-of-way as described in Official Records Book 6971, at Page 631, of the Public Records of Miami-Dade County, Florida;

AND LESS

COMMENCE at the Northwest corner of the Northwest 1/4 of Section 35, Township 51 South, Range 41 East; thence North 88_56'40" East along the North line of said Northwest 1/4, for a distance of 6.47 feet; thence South 03_03'20" East for a distance of 74.31 feet to a point on the South right-of-way line of S.R. 872 as shown on the Right of Way Map for Section 87018-2501, said point also being the Point of Beginning; thence North 88_58'40" East along the South right-of-way line of said S.R. 872, for 82.88 feet to a point on the West right-of-way line of Florida's Turnpike (Sunshine State Parkway) as shown on the Right of Way Map for Contract 1.9 sheet 4 of 8; thence South 02_30'57" East along the West right-of-way line of said Florida's Turnpike for 81.15 feet to a point of intersection with a circular curve concave to the Southwest, said point bearing North 57_33'27" East from the center of said circular curve; thence Northwesterly along said circular curve to the left, having for its elements a central angle of 31_54'27" and a radius of 210.00 feet for an arc distance of 116.95 feet to the Point of Beginning, lying and being in Miami-Dade County, Florida.

Said lands being a portion of Sections 34 and 35, according to Newman's Survey of the East Half of Township 51 South, Range 41 East, Florida, as recorded in Plat Book 1, at Page 118, in the Public Records of Miami-Dade County, Florida.

AND LESS:

Tract "A" and a Portion of Tract "B" according to the plat of HOLIDAY INN AT CALDER as recorded in Plat Book 95, at Page 94, of the Public Records of Miami-Dade County, Florida, being more particularly described as follows:

Commence at the N.W. corner of Section 34, Township 51 South, Range 41 East, Miami-Dade County, Florida; thence North 88 degrees 30 minutes 20 seconds East along the North line of said Section 34 for 20.00 feet; thence South 01 degree 47 minutes 34 seconds East parallel with the West line of said Section 34 for 54.93 feet to the point of intersection with the Southerly right-of-way line of County Line Road; thence run North 88 degrees 18 minutes 38 seconds East along the said Southerly right-of-way line of County Line Road for 10.00 feet to the Northwest corner of said Tract "A", said point being the Point of Beginning of the following described parcel of land; thence continue North 88 degrees 18 minutes 38 seconds East along said Southerly right-of-way line for 175.00 feet to the N.E. corner of said Tract "A"; thence continue North 88 degrees 18 minutes 38 seconds East along the said Southerly right-of-way line for 458.00 feet to the Northeast corner of said Tract "B"; thence South 01 degree 41 minutes 22 seconds East along the most Easterly line of said Tract "B" for 117.00 feet to a point; thence run South 36 degrees 42 minutes 30 seconds West for 266.31 feet to a point; thence run South 01 degree 47 minutes 34 seconds East along the Easterly line of said Tract "B" for 23.79 feet to a point; thence South 88 degrees 18 minutes 38 seconds West for 467.00 feet to the point of intersection with the West line of said Tract "B"; thence North 01 degree 47 minutes 34 seconds West along the West line of said Tract "B" for 199.50 feet to the Southwest corner of said Tract "A"; thence continue North 01 degree 47 minutes 34 seconds West along the West line of said Tract "A" for 150.00 feet to the Northwest corner of said Tract "A", said point being the Point of Beginning.

AND LESS

A portion of Section 34, Township 51 South, Range 41 East, Miami-Dade County, Florida, being more particularly described as follows:

Commence at N.W. corner of Section 34, Township 51 South, Range 41 East, Miami-Dade County, Florida; thence North 88 degrees 30 minutes 20 seconds East along the North line of said Section 34 for 20.00 feet; thence South 01 degree 47 minutes 34 seconds East parallel with the West line of said Section 34 for 54.93 feet to the point of intersection with the Southerly right-of-way line of County Line Road; thence run North 88 degrees 18 minutes 38 seconds East along the said Southerly right-of-way line of County Line Road for 10.00 feet to the Northwest corner of said Tract "A"; thence continue North 88 degrees 18 minutes 38 seconds East along said Southerly right-of-way line for 175.00 feet to the N.E. corner of said Tract "A"; thence continue North 88 degrees 18 minutes 38 seconds East along the said Southerly right-of-way line for 458.00 feet to the Northeast corner of said Tract "B"; thence South 01 degree 41 minutes 22 seconds East along the most Easterly line of said Tract "B" for 117.00 feet to a point, said point being the Point of Beginning of the herein described parcel of land; thence continue South 01 degree 41 minutes 22 seconds East along the extension of the most Easterly line of said Tract "B" for 34.52 feet to a point; thence run South 31 degrees 54 minutes 47 seconds West for 188.66 feet to a point; thence run South 32 degrees 07 minutes 11 seconds West for 40.14 feet to as point; thence run South 85 degrees 09 minutes 13 seconds West for 38.69 feet to the point of intersection with the Easterly line of said Tract "B"; thence run North 01 degree 47 minutes 34 seconds West along the Easterly line of said Tract "B" for 18.43 feet to a point, thence run North 36 degrees 42 minutes 30 seconds East along the Easterly line of Tract "B" for 266.31 feet to the Point of Beginning.